As Filed with the Securities and Exchange Commission on November 21, 2005

Registration No. 333-129256

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WELLPOINT, INC.

(Exact name of Registrant as specified in its charter)

Indiana	6324	35-2145715
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

120 Monument Circle

Indianapolis, Indiana 46204

(317) 488-6000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Angela F. Braly, Esq.

Executive Vice President, General Counsel and Chief Public Affairs Officer

WellPoint, Inc.

120 Monument Circle

Indianapolis, Indiana 46204

(317) 488-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Daniel G. Dufner, Jr., Esq. Kevin Keogh, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200	Linda Tiano, Esq. WellChoice, Inc. 11 West 42nd Street New York, New York 10036 (212) 476-7800	Dennis J. Friedman, Esq. Barbara L. Becker, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

Approximate date of commencement of the proposed sale of the securities to the public: At the effective time of the merger described herein, which shall occur as soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all conditions to the closing of such merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT/PROSPECTUS

DATED NOVEMBER 21, 2005

MERGER PROPOSED—YOUR VOTE IS IMPORTANT

Dear Stockholders:

The boards of directors of WellPoint and WellChoice have approved a merger of WellChoice with and into WellPoint Holding Corp., a wholly owned subsidiary of WellPoint.

If the merger is completed, WellChoice stockholders will have the right to receive $38.25 in cash, without interest, and WellPoint common stock at a fixed exchange ratio of 0.5191 shares of WellPoint common stock for each share of WellChoice common stock they hold. The implied value of one share of WellChoice common stock on November 18, 2005, the last practicable trading day before the distribution of this proxy statement/prospectus, was $78.27, based on the $77.10 per share closing price of WellPoint common stock on that date plus $38.25. This value will fluctuate prior to the completion of the merger.

WellPoint has agreed to file an application with the New York Stock Exchange to have the shares of WellPoint common stock issuable pursuant to the merger listed on the New York Stock Exchange under the symbol “WLP.”

Approximately 44,994,480 shares of common stock of WellPoint will be issued to WellChoice stockholders in the merger, based on the number of shares of WellChoice common stock outstanding on September 30, 2005. These shares will represent approximately 6.8% of the outstanding common stock of WellPoint after the merger.

We cannot complete the merger unless, among other items, the holders of a majority of the outstanding shares of WellChoice common stock adopt the merger agreement. WellChoice will hold a special meeting of its stockholders to vote on this proposal. Your vote is important. The place, date and time of the special meeting is as follows:

Hilton Times Square

234 West 42nd Street

New York, New York

Wednesday, December 28, 2005

9:00 a.m., local time

WellChoice’s board of directors unanimously

recommends that WellChoice stockholders

vote “FOR” the adoption of the merger agreement.

Your participation in the special meeting, in person or by proxy, is encouraged. Whether or not you plan to attend the special meeting in person, you should complete, sign, date and return the enclosed proxy card promptly in the accompanying postage paid envelope. If you do not vote, you will have effectively voted against the merger.

You should be aware that The New York Public Asset Fund, the holder of approximately 62% of WellChoice’s outstanding shares, has already agreed with WellPoint to vote or cause to be voted, subject to certain exceptions, all of the shares of WellChoice common stock it owns in favor of the merger. The presence of The New York Public Asset Fund at the meeting, in person, by proxy or otherwise will be sufficient for a quorum at the meeting, and the affirmative vote of the Fund will be sufficient to adopt the merger agreement.

This proxy statement/prospectus describes the special meeting, the merger, documents related to the merger and other related matters. Please read this entire proxy statement/prospectus carefully, including the section discussing risk factors beginning on page 23. You can also obtain information about WellPoint and WellChoice from documents that we have each previously filed with the Securities and Exchange Commission.

WellPoint common stock is listed on the New York Stock Exchange under the symbol “WLP.” WellChoice common stock is listed on the New York Stock Exchange under the symbol “WC.”

Sincerely,

Michael A. Stocker, M.D.

Chief Executive Officer and President

WellChoice, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the WellPoint common stock to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is November 21, 2005, and it is first being mailed or otherwise delivered to WellChoice stockholders on or about November 22, 2005.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about WellPoint and WellChoice from documents that are incorporated by reference but not delivered with this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus, other than certain exhibits or schedules to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

WellPoint, Inc. 120 Monument Circle Indianapolis, Indiana 46204 Attention: Corporate Secretary Telephone (317) 488-6000	WellChoice, Inc. 11 West 42nd Street New York, New York 10036 Attention: Corporate Secretary Telephone (212) 476-7800

You will not be charged for any of these documents that you request. WellChoice stockholders requesting documents should do so by December 21, 2005 in order to receive them before the special meeting.

See “WHERE YOU CAN FIND MORE INFORMATION” on page 115.

WellChoice stockholders of record may submit their proxies by mail by writing to WellChoice, Inc., 11 West 42nd Street, New York, New York 10036.

11 West 42nd Street

New York, New York 10036

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 28, 2005

Dear Stockholders:

NOTICE IS HEREBY GIVEN that a special meeting of WellChoice stockholders will be held at the Hilton Times Square, 234 West 42nd Street, New York, New York, at 9:00 a.m., local time, on December 28, 2005. The purpose of the WellChoice special meeting is to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, dated as of September 27, 2005, among WellPoint, WellPoint Holding Corp., a direct wholly owned subsidiary of WellPoint, and WellChoice; and

•	such other business as may properly come before the WellChoice special meeting or any adjournment or postponement thereof.

In the merger, each outstanding share of WellChoice common stock will be converted into the right to receive $38.25 in cash, without interest, and 0.5191 shares of WellPoint common stock. Your attention is directed to the proxy statement/prospectus accompanying this notice for a discussion of the merger. A copy of the merger agreement is included as Appendix A to the accompanying proxy statement/prospectus.

WellChoice has fixed the close of business on November 18, 2005 as the record date for the WellChoice special meeting, and only WellChoice stockholders of record at such time will be entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof. In order to adopt the merger agreement, holders of a majority of the outstanding shares of WellChoice common stock must vote to adopt the merger agreement. Your vote is important. You should be aware that The New York Public Asset Fund, the holder of approximately 62% of WellChoice’s outstanding shares, has already agreed with WellPoint to vote or cause to be voted, subject to certain exceptions, all of the shares of WellChoice common stock it owns in favor of the merger. The presence of The New York Public Asset Fund at the meeting, in person, by proxy or otherwise will be sufficient for a quorum at the meeting, and the affirmative vote of the Fund will be sufficient to adopt the merger agreement. A list of WellChoice stockholders entitled to vote at the special meeting will be available for inspection by any stockholder during regular business hours at WellChoice’s offices, 11 West 42nd Street, New York, New York 10036, for 10 days prior to the date of the special meeting and will also be available at the special meeting.

All WellChoice stockholders entitled to notice of, and to vote at, the WellChoice special meeting are cordially invited to attend the WellChoice special meeting in person. However, to ensure your representation at the special meeting, please submit your proxy by mail with voting instructions. The submission of your proxy will not prevent you from voting in person. Any holder of WellChoice common stock entitled to vote who is present at the WellChoice special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the vote is taken at the WellChoice special meeting.

The WellChoice board of directors has unanimously determined that the merger, the merger agreement and the other transactions contemplated thereby are advisable, fair to and in the best interests of WellChoice and its stockholders and unanimously recommends that WellChoice stockholders vote “FOR” the adoption of the merger agreement.

YOUR VOTE IS IMPORTANT.

BY ORDER OF THE BOARD OF DIRECTORS,

Seth I. Truwit Secretary

November 21, 2005

(i)

(ii)

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	94
COMPARISON OF SHAREHOLDERS’ RIGHTS	98
EXPERTS	114
LEGAL MATTERS	114
OTHER MATTERS	114
WHERE YOU CAN FIND MORE INFORMATION	115

APPENDIX A Agreement and Plan of Merger
APPENDIX B Voting Agreement
APPENDIX C Opinion of Lazard Frères & Co. LLC
APPENDIX D Form of WellChoice, Inc. Affiliate Letter
APPENDIX E Appraisal Rights under Section 262 of the Delaware General Corporation Law

PART II INFORMATION NOT REQUIRED IN PROSPECTUS	II-1

SIGNATURES	II-3

EXHIBIT INDEX

OPINION OF WHITE & CASE LLP

TAX OPINION OF WHITE & CASE LLP

TAX OPINION OF GIBSON, DUNN & CRUTCHER LLP

ACKNOWLEDGEMENT OF ERNST & YOUNG LLP

CONSENT OF ERNST & YOUNG LLP

CONSENT OF ERNST & YOUNG LLP

FORM OF PROXY CARD OF WELLCHOICE

CONSENT OF LAZARD FRERES & CO. LLC

(iii)

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you, as a stockholder of WellChoice, may have regarding the merger and the other matters being considered at the special meeting and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus, including the documents attached to this proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meeting. Additional important information is also contained in the annexes and the documents that are incorporated by reference in this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	WellChoice and WellPoint have agreed to the acquisition of WellChoice by WellPoint under the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A. In order to complete the merger, WellChoice stockholders must adopt the merger agreement and the transactions contemplated thereby. This proxy statement/prospectus contains important information about the merger, the merger agreement and the special meeting, which you should read carefully. The enclosed voting materials allow you to vote your shares without attending the special meeting. Your vote is important. You should be aware that The New York Public Asset Fund (which is referred to in this proxy statement/prospectus as the Fund), is the holder of approximately 62% of WellChoice’s outstanding shares and has already agreed with WellPoint to vote or cause to be voted, subject to certain exceptions, all of the shares it owns in favor of the merger. The presence of the Fund at the meeting, in person, by proxy or otherwise will be sufficient for a quorum at the meeting, and the affirmative vote of the Fund will be sufficient to adopt the merger agreement. We encourage you to vote as soon as possible.

Q:	Why are WellPoint and WellChoice proposing the merger?

A:	WellPoint and WellChoice are proposing to merge because, among other things, both companies believe that (i) by combining, WellPoint and WellChoice can create a stronger company that can provide significant benefits to shareholders and customers alike; and (ii) both companies have a common strategic focus on delivering the highest value to customers and, working together, WellPoint and WellChoice expect to expand future opportunities and capture new efficiencies.

Q:	What will happen in the merger?

A:	In the merger, WellChoice will merge with and into WellPoint Holding Corp., a wholly owned subsidiary of WellPoint, with WellPoint Holding Corp. continuing after the merger as the surviving entity and as a wholly owned subsidiary of WellPoint. In the alternative, the merger agreement grants WellPoint the right, under certain circumstances, to request that the merger be effected by merging WellPoint Holding Corp. with and into WellChoice (which is referred to in this proxy statement/prospectus as the reverse merger election), with WellChoice continuing after the merger as the surviving entity.

Q:	As a WellChoice stockholder, what will I receive in the merger?

A:	If the merger is completed, for each share of WellChoice common stock you own, you will receive 0.5191 shares of WellPoint common stock and $38.25 in cash, without interest (which is referred to in this proxy statement/prospectus, collectively, as the merger consideration). WellPoint will not issue fractional shares of common stock. Instead, in lieu of any fractional share of WellPoint common stock that you would otherwise receive, you will receive cash, without interest, based on the closing market price of WellPoint common stock as of the effective date of the merger or, if such date is not a trading day, the last trading day prior to the effective date of the merger. As of the close of business on September 26, 2005, the trading day immediately preceding the public announcement date of the proposed transaction, the implied value of one share of WellChoice common stock was $77.23. Immediately following the merger, WellChoice stockholders are expected to own in the aggregate approximately 6.8% of the outstanding shares of WellPoint common stock.

Q:	What are the principal risks relating to the merger?

A:	The anticipated benefits of combining WellPoint and WellChoice may not be realized. WellPoint may have difficulty integrating WellChoice and may incur substantial costs in connection with the integration. WellPoint and WellChoice must obtain several governmental consents to complete the merger, which, if delayed, not granted or granted with conditions or restrictions, may jeopardize or postpone the merger, result in additional expense or reduce the anticipated benefits of the transaction. If all of the conditions to the merger are not met, the merger may not occur and WellPoint and WellChoice may lose some or all of the intended benefits of the merger. These and other risks are explained in the section entitled “Risk Factors—Risks Relating to the Merger” beginning on page 23 of this proxy statement/prospectus.

Q:	Can the value of the transaction change between now and the time the merger is completed?

A:	Yes. The value of the portion of the merger consideration comprised of WellPoint common stock can change. The 0.5191 exchange ratio is a fixed exchange ratio, meaning that you will receive 0.5191 shares of WellPoint common stock for each share of WellChoice common stock you own plus $38.25 in cash per share, without interest, regardless of the trading price of WellPoint common stock on the effective date of the merger. The market value of the WellPoint common stock you will receive in the merger will increase or decrease as the trading price of WellPoint’s common stock increases or decreases and, therefore, may be different at the time the merger is completed than it was at the time the merger agreement was signed and at the time of the special meeting. There can be no assurance as to the market price of WellPoint common stock at any time prior to the completion of the merger or at any time thereafter.

Q:	As a holder of options issued by WellChoice to purchase WellChoice common stock, or WellChoice restricted stock, what will I receive in the merger?

A:	Each option to purchase WellChoice common stock (whether or not then vested) which remains outstanding immediately prior to consummation of the merger will become fully vested and exercisable upon consummation of the merger, and will be converted automatically into options to purchase shares of WellPoint common stock pursuant to a formula more fully described in the merger agreement that is intended to result in consideration that is substantially equivalent to the per share merger consideration described above. The terms of WellChoice options will, subject to the accelerated vesting and exercisability described above, remain unchanged after the conversion, subject to certain exceptions. Any restrictions on any awards of WellChoice common stock under WellChoice compensation plans (excluding stock options and awards under the WellChoice Employee Stock Purchase Plan) that remain outstanding immediately prior to consummation of the merger will lapse upon consummation of the merger and such awards will be converted into a right or award with respect to shares of WellPoint common stock pursuant to a formula more fully described in the merger agreement that is intended to result in consideration that is substantially equivalent to the per share merger consideration described above. The terms of the WellChoice stock awards, subject to the accelerated lapse of restrictions described above, will remain unchanged after the conversion. For further information concerning the treatment of stock options and other equity-based awards in the merger, please see the section entitled “The Merger—WellChoice’s Directors and Officers Have Financial Interests in the Merger” beginning on page 71 of this proxy statement/prospectus.

Q:	When and where will the special meeting take place?

A:	The WellChoice special meeting will take place on December 28, 2005. The location of the meeting is specified on the cover page to this proxy statement/prospectus.

Q:	Who is entitled to vote at the special meeting?

A:	Holders of record of WellChoice common stock as of the close of business on November 18, 2005 (which is referred to in this proxy statement/prospectus as the record date), are entitled to vote at the special meeting. Each stockholder has one vote for each share of WellChoice common stock that the stockholder owns on the record date.

Q:	What vote is required to adopt the merger agreement?

A:	The affirmative vote of holders of a majority of the shares of WellChoice common stock outstanding as of the record date is the only vote required to adopt the merger and the merger agreement. As of the record date, there were 84,374,865 shares of WellChoice common stock outstanding, of which approximately 62% were held by the Fund. The Fund has already agreed with WellPoint to vote, or cause to be voted, all of the shares of WellChoice common stock it owns in favor of the merger. See “THE VOTING AGREEMENT” beginning on page 91 of this proxy statement/prospectus. The Fund’s affirmative vote will be sufficient to adopt the merger agreement.

Q:	How does the WellChoice board of directors recommend that WellChoice stockholders vote?

A:	WellChoice’s board of directors unanimously recommends that WellChoice stockholders vote “FOR” the adoption of the merger agreement.

Q:	What do I need to do now?

A:	After you have carefully read this entire document, the documents incorporated by reference herein, and such other information you deem appropriate, please vote your shares of WellChoice common stock. You may do this by completing, signing, dating and mailing the enclosed proxy card. This will enable your shares to be represented and voted at the WellChoice special meeting.

Q:	What if I do not vote, do not fully complete my proxy card or fail to instruct my broker?

A:	If you do not submit a proxy or instruct your broker how to vote your shares if your shares are held in “street name,” and you do not vote in person at the special meeting, the effect will be the same as if you voted “AGAINST” the adoption of the merger agreement. If you submit a signed proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted “FOR” the adoption of the merger agreement.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, and you should follow the directions your broker provides. Please refer to the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	What if I fail to instruct my broker?

A:	If you fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting broker “non-vote” will be counted toward a quorum at the respective special meeting, but the effect will be the same as if you voted “AGAINST” the adoption of the merger.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. Holders of record of WellChoice common stock are invited to attend their special meeting and to vote in person at their meeting. If a broker holds your shares, then you are not a record holder and you must ask your broker how you can vote in person at the special meeting.

Q:	Can I change my vote?

A:	Yes. If you have not voted through your broker, there are three ways you can change your proxy instructions after you have submitted your proxy card.

•	First, you may send a written notice revoking your proxy to the person to whom you submitted your proxy.

•	Second, you may complete and submit a new proxy card. The latest proxy actually received from a WellChoice stockholder before the meeting will be counted, and any earlier proxy will automatically be revoked.

•	Third, you may attend the WellChoice special meeting and vote in person. Any earlier proxy will thereby be automatically revoked. However, simply attending the meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow directions you receive from your broker in order to change or revoke your vote.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger in the first quarter of 2006. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of WellChoice stockholders at the special meeting and the remaining necessary regulatory approvals, as well as satisfy other closing conditions contained in the merger agreement.

Q:	Will I have appraisal rights as a result of the merger?

A:	Yes. In order to exercise your appraisal rights, you must follow the requirements of Delaware law. A copy of the applicable Delaware statutory provision is included as Annex E to this proxy statement/prospectus and a summary of this provision can be found in the section entitled “THE MERGER—Dissenters’ Rights of Appraisal” beginning on page 67 of this proxy statement/prospectus.

Q:	What are the tax consequences of the merger to me?

A:	The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), so that you will recognize gain (but not loss) for United States federal income tax purposes as a result of the merger to the extent of any cash received as part of the merger consideration. The merger is conditioned on the receipt of legal opinions that the merger will qualify as a reorganization for United States federal income tax purposes. If this condition is not satisfied, WellPoint has the right to complete the merger in a manner that is fully taxable to you.

For a more complete discussion of the United States federal income tax consequences of the merger, see “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” on page 94.

Tax matters are very complicated and the consequences of the merger to any particular WellChoice stockholder will depend on that stockholder’s particular facts and circumstances. You are urged to consult your own tax advisor to determine your own tax consequences from the merger.

Q:	Should I send in my stock certificates now?

A:	No. You should not send in your stock certificates at this time. WellChoice stockholders will need to exchange their WellChoice stock certificates for cash and shares of WellPoint common stock after we complete the merger. We will send you instructions for exchanging WellChoice stock certificates at that time.

Q:	How will WellChoice stockholders receive the merger consideration?

A:	Following the merger, you will receive a letter of transmittal and instructions on how to obtain the merger consideration in exchange for your WellChoice common stock. You must return the completed letter of transmittal and your WellChoice stock certificates as described in the instructions, and you will receive the merger consideration as soon as practicable after EquiServe Trust Company, N.A., the exchange agent, receives your completed letter of transmittal and WellChoice stock certificates. If you hold shares through a brokerage account, your broker will handle the surrender of stock certificates to EquiServe Trust Company, N.A.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. You should read carefully the entire document and the other documents to which this proxy statement/prospectus refers you in order to fully understand the merger and the related transactions. See “WHERE YOU CAN FIND MORE INFORMATION” on page 115. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

Parties to the Merger (page 43)

WellPoint

120 Monument Circle

Indianapolis, Indiana 46204

(317) 488-6000

WellPoint, Inc. (“WellPoint”) is the largest publicly traded commercial health benefits company in terms of membership in the United States, serving approximately 29 million medical members as of September 30, 2005. WellPoint is an independent licensee of the Blue Cross Blue Shield Association, or BCBSA, an association of independent health benefit plans, and serves its members as the Blue Cross licensee for California and as the Blue Cross and Blue Shield, or BCBS, licensee for twelve other states: Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri (excluding 30 counties in the Kansas City area), Nevada, New Hampshire, Ohio, Virginia (excluding the Northern Virginia suburbs of Washington, D.C.) and Wisconsin. WellPoint also serves customers throughout various parts of the United States as HealthLink and UniCare. WellPoint is licensed to conduct insurance operations in all 50 states and Puerto Rico through its subsidiaries.

WellChoice

11 West 42nd Street

New York, New York 10036

(212) 476-7800

WellChoice, Inc. (“WellChoice”) is the largest health insurance company in the State of New York based on preferred provider organization, or PPO, and health maintenance organization, or HMO, membership. As of September 30, 2005, WellChoice served approximately 5 million members through its service areas. WellChoice’s service areas include 10 downstate New York counties, which are referred to as the “New York City metropolitan area,” and where WellChoice holds a leading market position covering over 22% of the population, 18 counties in upstate New York and 16 New Jersey counties. WellChoice has the exclusive right to use the Blue Cross and Blue Shield names and marks for all of its health benefits products in ten counties in the New York City metropolitan area and in six counties in upstate New York and the non-exclusive right to use these names and marks in one upstate New York county. In addition, WellChoice has an exclusive right to use only the Blue Cross names and marks in seven counties in its upstate New York service area and the non-exclusive right to use only the Blue Cross names and marks in an additional four upstate New York counties.

WellPoint Holding Corp.

WellPoint Holding Corp. is a Delaware corporation and a direct wholly owned subsidiary of WellPoint. WellPoint Holding Corp. was formed exclusively for the purpose of completing the merger. At the effective time of the merger, WellChoice will merge with and into WellPoint Holding Corp. and WellPoint Holding Corp. will be the surviving entity. If the reverse merger election is made (as described under “The Merger” on page 45), WellPoint Holding Corp. will merge with and into WellChoice and WellChoice will be the surviving entity.

Reasons for the Merger (page 51 and page 54)

WellPoint and WellChoice are proposing to merge because, among other things, both companies believe that:

•	by combining, WellPoint and WellChoice can create a stronger company that can provide significant benefits to shareholders and customers alike; and

•	both companies have a common strategic focus on delivering the highest value to customers and, working together, WellPoint and WellChoice expect to expand future opportunities and capture new efficiencies.

Recommendations to Stockholders (page 54)

The WellChoice board of directors has unanimously determined that the merger, the merger agreement and the other transactions contemplated thereby are advisable, fair to and in the best interests of WellChoice and its stockholders and unanimously recommends that WellChoice stockholders vote “FOR” the adoption of the merger agreement.

The Merger (page 45)

WellChoice will merge with and into WellPoint Holding Corp., a wholly owned subsidiary of WellPoint, under the terms of the merger agreement that are described in this proxy statement/prospectus. Pursuant to the merger agreement, WellPoint Holding Corp. will be the surviving entity and will continue as a wholly owned subsidiary of WellPoint, and will succeed to and assume all the rights and obligations of WellChoice. The merger agreement grants WellPoint the right, under certain circumstances, to request that the merger be effected by merging WellPoint Holding Corp. with and into WellChoice.

Merger Consideration (page 76)

As a result of the merger, each share of WellChoice common stock issued and outstanding immediately prior to the effective time of the merger will be converted at the effective time into the right to receive (a) $38.25 in cash, without interest, and (b) WellPoint common stock at a fixed exchange ratio of 0.5191 shares of WellPoint stock. Upon the completion of the merger, WellChoice stockholders will own approximately 6.8% of WellPoint. WellPoint will not issue any fractional shares. In lieu of fractional shares, WellChoice stockholders will receive an amount in cash, without interest, equal to the value of any fractional shares that would have been issued, which value will be based on the closing price of WellPoint common stock on the trading day on which the merger is completed.

Share Information and Comparative Market Prices (page 20 and page 21)

WellPoint common stock is listed on the New York Stock Exchange under the symbol “WLP.” WellChoice common stock is listed on the New York Stock Exchange under the symbol “WC.” The following table sets forth the closing sale prices of WellPoint common stock and WellChoice common stock as reported on the New York Stock Exchange on September 26, 2005, the last trading day before the public announcement of the merger, and on November 18, 2005, the last practicable trading day before the distribution of this proxy statement/prospectus. This table also shows the implied value of one share of WellChoice common stock, which was calculated by multiplying WellPoint’s closing sale price per share by 0.5191, and adding the $38.25 per share cash component of the merger consideration.

	WellPoint Common Stock	WellChoice Common Stock	Implied Value of One Share of WellChoice Common Stock
September 26, 2005	$75.09	$70.60	$77.23
November 18, 2005	$77.10	$77.56	$78.27

The market prices of both WellPoint common stock and WellChoice common stock will fluctuate prior to the merger. Therefore, you should obtain current market quotations for WellPoint common stock and WellChoice common stock.

Material United States Federal Income Tax Consequences of the Merger to WellChoice Stockholders (page 94)

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), so that you will recognize gain (but not loss) for United States federal income tax purposes as a result of the merger to the extent of any cash received as part of the merger consideration. The merger is conditioned on the receipt of legal opinions that the merger will qualify as a reorganization for United States federal income tax purposes. If this condition is not satisfied, WellPoint has the right to complete the merger in a manner that is fully taxable to you.

For a more complete discussion of the United States federal income tax consequences of the merger, see “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” on page 94.

Tax matters can be complicated and the tax consequences of the merger to WellChoice stockholders will depend on each stockholder’s particular tax situation. WellChoice stockholders should consult their tax advisors to understand fully the tax consequences of the merger to them.

Opinion of the WellChoice Financial Advisor (page 57)

In connection with the merger, the WellChoice board of directors received a written opinion from Lazard Frères & Co. LLC (which is referred to in this proxy statement/prospectus as Lazard Frères) as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of WellChoice common stock (other than the holders of (i) shares held in treasury by WellChoice, (ii) shares owned by WellPoint or WellPoint Holding Corp., (iii) Dissenting Shares (as defined in the merger agreement) and (iv) shares held by any subsidiary of WellPoint ((i), (ii), (iii) and (iv), collectively, the “Excluded Shares”) and other than the holder of the Class B common stock of WellChoice). The full text of Lazard Frères’ written opinion dated September 27, 2005 is attached to this proxy statement/prospectus as Appendix C. You are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Lazard Frères’ opinion was provided to the WellChoice board in its evaluation of the merger consideration. Lazard Frères’ opinion does not address any other aspect of the merger or any related transaction and does not constitute a recommendation to any WellChoice stockholder with respect to any matters relating to the proposed merger.

WellChoice Stockholders Have Dissenters’ Rights of Appraisal (page 67)

WellChoice is incorporated in Delaware. Under Delaware law, WellChoice stockholders have the right to a court determination of the fair value of their shares of common stock in connection with the merger.

The Merger Agreement (page 76)

The merger agreement is attached as Appendix A to this proxy statement/prospectus. We urge you to read the entire merger agreement because it is the legal document governing the merger.

The Voting Agreement (page 91)

The voting agreement is attached as Appendix B to this proxy statement/prospectus. We urge you to read this agreement as it governs how the WellChoice shares held by the Fund are to be voted.

Conditions that Must Be Satisfied or Waived for the Merger to Occur (page 81)

As more fully described in this proxy statement/prospectus and the merger agreement, the completion of the merger depends on a number of conditions being satisfied or waived, including receipt of WellChoice stockholder approval, listing of the shares of WellPoint stock to be issued in the merger on the New York Stock Exchange, and effectiveness of this registration statement.

Although we expect to complete the merger in the first quarter of 2006, we cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 88)

Even if WellChoice stockholders adopt the merger agreement, the merger agreement may be terminated by mutual consent, or at any time before the completion of the merger under specified circumstances, including:

•	by either WellPoint or WellChoice if the merger is not completed, through no fault of the terminating party, by February 14, 2006;

•	by either WellPoint or WellChoice if any legal restraint having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, shall be in effect and shall have become final and nonappealable; or

•	by either WellPoint or WellChoice if the other party has breached any of its representations and warranties or failed to perform any of its covenants and the breach or failure to perform would give rise to the failure of specified closing conditions relating to the accuracy of such party’s representations or compliance by such party with its covenants and such failure or breach is not cured or curable within 30 days following receipt of written notice of such breach or failure.

In addition, the merger agreement may be terminated by WellPoint if the WellChoice board of directors withdraws (or modifies in a manner adverse to WellPoint) its recommendation of the merger or the merger agreement, or approves or recommends an Alternative Transaction (as defined in the section entitled “THE MERGER AGREEMENT—No Solicitation of Alternative Transactions” starting on page 79 of this proxy statement/prospectus).

Termination Fees (page 89)

WellChoice has agreed to pay WellPoint a termination fee in the amount of $230,000,000, if the merger agreement is terminated by WellPoint because (i) the WellChoice board of directors fails to make its recommendation in favor of the merger or fails to include its recommendation in this proxy statement, or effects a change in its recommendation in a manner adverse to WellPoint, or (ii) the WellChoice board of directors authorizes, endorses, approves or recommends to WellChoice’s stockholders, or otherwise authorizes, endorses, approves or publicly recommends, an Alternative Transaction as defined in the merger agreement.

WellChoice has further agreed to pay WellPoint a termination fee in the amount of $230,000,000 if, in each case, WellChoice, within twelve months after such termination, either consummates an Alternative Transaction or enters into a definitive agreement with respect to an Alternative Transaction, if the merger agreement is terminated:

•	by WellPoint or WellChoice, if the merger has not been consummated on or before February 14, 2006; provided, however, that this right to terminate the merger agreement will not be available to any party if such party’s action or failure to act has been the principal cause of or result in the failure of the merger to be consummated on or before such date; and:

•	a vote of WellChoice’s stockholders contemplated by the merger agreement at the WellChoice stockholders meeting to adopt the merger agreement has not occurred, and

•	a proposal with respect to an Alternative Transaction has been publicly announced or otherwise communicated or made known to the senior management or board of directors of WellChoice at any time after the date of the merger agreement and prior to the date of the termination of the merger agreement;

•	by either WellPoint or WellChoice, if the stockholders of WellChoice fail to adopt the merger agreement and a proposal with respect to an Alternative Transaction has been publicly announced or otherwise communicated or made known to the senior management or the board of directors of WellChoice at any time after the date of the merger agreement and prior to the date of the WellChoice stockholders meeting; or

•	by WellPoint, if WellChoice materially breaches its agreement to, among other things, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting to adopt the merger agreement, use its commercially reasonable efforts to obtain such adoption, not exempt third parties from the threshold restrictions on WellChoice stock ownership and not solicit a business combination transaction with a third party.

See “THE MERGER AGREEMENT—Termination Fees” beginning on page 89 of this proxy statement/prospectus.

Treatment of WellChoice Stock Options and Stock Awards (page 77)

At the completion of the merger, each WellChoice employee or director stock option will become fully vested and exercisable and all restrictions will lapse with respect to each other WellChoice stock award (including shares of restricted stock and restricted stock units). Notwithstanding the foregoing, options held by WellChoice’s President and Chief Executive Officer and its named executive officers will become fully vested at the completion of the merger but will remain exercisable in accordance with the original terms of such options as set forth in the applicable option agreements (but, with regard to WellChoice’s President and Chief Executive Officer, without taking into account any change in control provisions contained therein). However, if any such named executive officer (not including WellChoice’s President and Chief Executive Officer) is involuntarily terminated (other than for “cause”) or such executive officer voluntarily terminates his or her employment for “good reason” (as such terms are defined in such executive officer’s change in control retention agreements) within 24 months following consummation of the merger, such options will be immediately exercisable.

Each outstanding WellChoice employee and director stock option will be automatically converted, upon completion of the merger, into an option to purchase WellPoint common stock. The number of shares of WellPoint common stock underlying the new WellPoint option will equal the number of shares of WellChoice common stock for which the corresponding WellChoice option was exercisable, multiplied by the option exchange ratio, with any fractional share that results being rounded down to the nearest whole share. The per share exercise price of each new WellPoint option will equal the exercise price of the corresponding WellChoice option divided by the option exchange ratio rounded up to the nearest whole cent. The option exchange ratio is equal to the sum of 0.5191 plus a fraction, the numerator of which is $38.25 and the denominator of which is the closing trading price of WellPoint common stock on the business day prior to the completion of the merger. All other terms of WellChoice options will, subject to the accelerated vesting and exercisability described above, remain unchanged after the conversion.

At the completion of the merger, all other outstanding WellChoice stock awards held by employees and directors (excluding stock options and awards under the WellChoice Employee Stock Purchase Plan) will be automatically converted into a right or award with respect to a number of shares of WellPoint common stock equal to the product of the number of shares of WellChoice common stock subject to such other WellChoice stock award multiplied by the option exchange ratio, with any fractional shares rounded down to the nearest whole share. All other terms of the other WellChoice stock awards, subject to the accelerated lapse of restrictions described above, will remain unchanged after the conversion.

WellChoice’s Directors and Officers Have Financial Interests in the Merger (page 71)

WellChoice’s directors and certain officers have interests in the merger as individuals that are in addition to, and that may be different from, their interests as WellChoice stockholders. Each of the WellPoint board of directors and the WellChoice board of directors was aware of these interests of WellChoice directors and certain officers and considered them in its respective decision to approve the merger agreement.

These interests include:

•	a Memorandum of Understanding between Dr. Michael A. Stocker, WellChoice’s Chief Executive Officer, pursuant to which WellPoint and Dr. Stocker have agreed to enter into an employment agreement prior to the completion of the merger, which will incorporate the terms of the Memorandum of Understanding. Pursuant to the terms of the Memorandum of Understanding and discussions since the merger was publicly announced, Dr. Stocker will be appointed Executive Vice President of WellPoint and President and Chief Executive Officer of WellPoint’s newly formed East business region upon completion of the merger;

•	change in control retention agreements for certain of WellChoice’s officers;

•	accelerated vesting and exercisability of options and lapsing of restrictions on restricted stock awards for directors and officers of WellChoice upon completion of the merger; provided, however, that options held by WellChoice’s President and Chief Executive Officer and its named executive officers will remain exercisable in accordance with their original terms (but, with regard to WellChoice’s President and Chief Executive Officer, without taking into account any change in control provisions). However, if any such named executive officer (not including WellChoice’s President and Chief Executive Officer) is involuntarily terminated (other than for “cause”) or such executive officer voluntarily terminates his or her employment for “good reason” (as such terms are defined in such executive officer’s change in control retention agreements) within 24 months following consummation of the merger, such options will be immediately exercisable;

•	the right to continued indemnification and insurance coverage by WellPoint Holding Corp. for events occurring prior to or at the time of the merger; and

•	the appointment of one of WellChoice’s current directors (who must be “independent” under the rules of the New York Stock Exchange and the Securities and Exchange Commission (which is referred to in this proxy statement/prospectus as the SEC) with respect to WellChoice and WellPoint) to the WellPoint board of directors.

WellPoint Board of Directors After the Merger (page 65)

After the merger, the WellPoint board of directors will appoint one of WellChoice’s directors (who must be “independent” under the rules of the New York Stock Exchange and the SEC with respect to WellChoice and WellPoint) to the WellPoint board of directors.

Executive Officers (page 65)

After the merger, Dr. Michael Stocker, President and Chief Executive Officer of WellChoice will be appointed Executive Vice President of WellPoint and President and Chief Executive Officer of WellPoint’s newly formed East business region.

Regulatory and Other Approvals We Must Obtain for the Merger (page 68)

WellChoice has an insurance company and an HMO subsidiary, each organized under the laws of New York, and has an insurance company subsidiary organized under the laws of New Jersey. Pursuant to applicable insurance and HMO laws and regulations, and before the merger may be consummated, the New York and New Jersey insurance regulators and New York HMO regulator must review and approve the acquisition of control of the insurance company or HMO subsidiary domiciled in its respective jurisdiction. On October 18, 2005, WellPoint made appropriate filings and applications with these insurance and HMO regulators.

Additionally, the Blue Cross Blue Shield Association must approve the transfer to WellPoint of WellChoice’s licenses to use the Blue Cross and Blue Shield names and marks in WellChoice’s geographical territories. On October 4, 2005, WellPoint and WellChoice submitted a joint application requesting that, in connection with the completion of the merger, the Blue Cross Blue Shield Association grant to WellPoint the licenses for the WellChoice territory. On October 20, 2005, WellPoint and WellChoice were informed that the Plan Performance and Financial Standards Committee of the Blue Cross Blue Shield Association had approved that application and recommended that the full board of directors of the Blue Cross Blue Shield Association approve such application at its regularly scheduled meeting in November. On November 17, 2005, the board of directors of the Blue Cross Blue Shield Association approved such application.

Furthermore, the HSR Act and the rules and regulations thereunder provide that the merger may not be completed until premerger notification filings have been made with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and the specified waiting period thereunder has expired or is terminated. Even after the waiting period expires or is terminated, the Department of Justice and the Federal Trade Commission will have the authority to challenge the merger on antitrust grounds before or after the merger is completed. Each of WellPoint and WellChoice filed a Notification and Report Form for the merger with the Federal Trade Commission and the Department of Justice on October 12, 2005 and the waiting period under the HSR Act expired on November 14, 2005.

While WellPoint and WellChoice expect to obtain all required regulatory and other approvals, neither company can assure you that these regulatory approvals will be obtained. Furthermore, if certain conditions are imposed on these regulatory or other approvals, it could result in WellPoint’s conditions to closing the merger not being satisfied.

The Rights of WellChoice Stockholders Will Be Governed by Different Laws and New Governing Documents After the Merger (page 98)

WellPoint is incorporated in Indiana; WellChoice is incorporated in Delaware. Indiana and Delaware law differ, as do the rights of shareholders and stockholders, as applicable, under the organizational documents of WellPoint and WellChoice. Accordingly, the rights of WellChoice stockholders may change materially as a result of the completion of the merger and WellChoice stockholders becoming WellPoint shareholders.

Listing of Common Stock of WellPoint (page 21)

The common stock of WellPoint is listed on the New York Stock Exchange under the ticker symbol “WLP.” WellPoint has agreed to file an application with the New York Stock Exchange to have the shares of WellPoint stock issuable pursuant to the merger listed on the New York Stock Exchange under this symbol.

Accounting Treatment of the Merger by WellPoint (page 93)

WellPoint will account for the merger as a purchase for financial reporting purposes.

WellPoint Shareholder Approval

WellPoint shareholders are not required to approve the issuance of the shares of WellPoint common stock as part of the merger consideration.

Risk Factors (page 23)

In evaluating the merger and the merger agreement and before deciding how to vote your shares of WellChoice common stock at the special meeting, you should read this proxy statement/prospectus carefully and especially consider certain factors, risks and uncertainties discussed in the section entitled “RISK FACTORS” beginning on page 23 of this proxy statement/prospectus.

Restrictions on the Ability to Sell WellPoint Common Stock (page 68)

All shares of WellPoint common stock you receive in connection with the merger will be freely transferable unless you are considered an “affiliate” of either WellChoice or WellPoint for the purposes of the Securities Act of 1933, as amended (the “Securities Act”) at the time the merger agreement is submitted to WellChoice stockholders for adoption, in which case you will be permitted to sell the shares of WellPoint common stock you receive in the merger only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. This proxy statement/prospectus does not register the resale of stock held by affiliates.

Surrender of Stock Certificates (page 76)

Following the effective time of the merger, WellPoint will cause a letter of transmittal to be mailed to all holders of WellChoice common stock containing instructions for surrendering their certificates. Certificates should not be surrendered until the letter of transmittal is received, fully completed and returned as instructed in the letter of transmittal.

The Special Meeting of WellChoice Stockholders (page 39)

The special meeting will be held on December 28, 2005, at the Hilton Times Square, 234 West 42nd Street, New York, New York, at 9:00 a.m., local time.

The purpose of the special meeting is to consider and vote upon (1) a proposal to adopt the merger agreement and (2) such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

WellChoice’s board of directors has fixed the close of business on November 18, 2005 as the record date for determination of WellChoice stockholders entitled to notice of and to vote at the special meeting. As of the close of business on November 18, 2005, there were 84,374,865 shares of WellChoice common stock outstanding, which were held of record by approximately 64 stockholders. A majority of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business at the meeting. Because the Fund holds approximately 62% of WellChoice’s outstanding common stock, its presence at the meeting, whether in person, by proxy or otherwise, will determine the presence of a quorum for the special meeting. Each WellChoice stockholder is entitled to one vote for each share of WellChoice common stock held as of the record date.

Required vote. Adoption of the merger agreement by WellChoice’s stockholders is required by Delaware law. Such adoption requires the affirmative vote of the holders of a majority of the shares of WellChoice common stock, including the one outstanding share of WellChoice Class B common stock (which has no special or “super” vote with respect to the merger), entitled to vote thereon, voting together as a single class, outstanding on the record date. As of the record date, WellChoice’s directors, executive officers and their affiliates held less than 1% of the WellChoice shares entitled to vote at the special meeting.

As of the record date, approximately 62% of the shares of common stock of WellChoice were held by the Fund. The Fund has agreed with WellPoint to vote, or cause to be voted, all of the shares of WellChoice common stock it owns in favor of the merger. See “THE VOTING AGREEMENT” beginning on page 91 of this proxy statement/prospectus.

THE FUND’S AFFIRMATIVE VOTE WILL BE SUFFICIENT TO ADOPT THE MERGER AGREEMENT.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF WELLPOINT

The following table summarizes financial information for WellPoint. WellPoint prepared this information using its unaudited consolidated financial statements for the nine-month periods ended September 30, 2005 and 2004, and its consolidated financial statements for each of the years in the five-year period ended December 31, 2004, which have been audited by Ernst & Young LLP. You should read this information in conjunction with WellPoint’s unaudited and audited consolidated financial statements and notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in WellPoint’s quarterly report on Form 10-Q for the quarter ended September 30, 2005, and annual report on Form 10-K for the year ended December 31, 2004, each of which is incorporated herein by reference. See “WHERE YOU CAN FIND MORE INFORMATION” on page 115. In WellPoint’s opinion, the selected financial data for the nine-month periods ended September 30, 2005 and 2004 include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of that data. The selected consolidated financial data do not necessarily indicate the results to be expected in the future.

	As of and for the Nine Months Ended September 30		As of and for the Year Ended December 31
	2005[1]	2004[1]	2004[1]	2003	2002[1]	2001	2000[1]
(In millions, except where indicated and except per share data)	(Unaudited)
Income Statement Data
Total operating revenue[2,3]	$33,249.1	$13,736.4	$20,460.9	$16,487.1	$13,000.4	$10,131.3	$8,546.4
Total revenue[3]	33,703.7	13,988.9	20,815.1	16,781.4	13,292.2	10,455.7	8,773.9
Net income[4]	1,811.8	775.6	960.1	774.3	549.1	342.2	226.0

Per Share Data[4,5]
Basic income from continuing operations	$2.97	$2.80	$3.15	$2.80	$2.31	$1.66	$1.10
Diluted income from continuing operations	2.90	2.72	3.05	2.73	2.26	1.65	1.09

Other Data (unaudited)
Benefit expense ratio[6]	80.8%	82.2%	82.0%	80.8%	82.3%	84.4%	84.5%
Selling, general and administrative expense ratio[6]	16.3%	17.0%	17.0%	18.8%	19.3%	19.6%	21.3%
Income before income taxes as a percentage of total revenue	8.5%	8.0%	6.9%	7.2%	6.0%	5.0%	3.7%
Net income as a percentage of total revenue	5.4%	5.5%	4.6%	4.6%	4.1%	3.3%	2.6%
Medical membership
(In thousands)	28,988	12,737	27,728	11,927	11,053	7,883	7,142

Balance Sheet Data
Cash and investments[3]	$17,436.1	$8,006.9	$15,792.2	$7,478.2	$6,726.4	$4,559.8	$3,845.2
Total assets[3]	41,855.6	14,136.5	39,738.4	13,414.6	12,416.3	6,325.0	5,688.9
Long-term debt	3,918.1	1,520.4	4,276.7	1,662.8	1,659.4	818.0	597.5
Total liabilities[3]	20,620.9	7,335.8	20,279.4	7,414.7	7,054.0	4,265.0	3,769.1
Total shareholders’ equity[7]	21,234.7	6,800.7	19,459.0	5,999.9	5,362.3	2,060.0	1,919.8

(1)	The net assets and results of operations for Lumenos, Inc., WellPoint Health Networks Inc., Trigon Healthcare, Inc., and Blue Cross and Blue Shield of Maine are included from their respective acquisition dates of June 9, 2005, November 30, 2004, July 31, 2002, and June 5, 2000.

(2)	Operating revenue is obtained by adding premiums, administrative fees and other revenue.
(3)	Certain prior year amounts have been reclassified to conform to current year presentation.
(4)	We adopted FAS 142, Goodwill and Other Intangible Assets, on January 1, 2002. With the adoption of FAS 142, we ceased amortization of goodwill. The intangible assets established for Blue Cross and Blue Shield trademarks are deemed to have indefinite lives, and beginning January 1, 2002, are no longer amortized.

Net income and earnings per share on a comparable basis as if FAS 142 had been adopted January 1, 2000, are as follows:

	2001	2000
(In millions, except per share data)
Net income adjusted for FAS 142	$357.3	$238.5
Basic earnings per share adjusted for FAS 142	1.73	1.16
Diluted earnings per share adjusted for FAS 142	1.72	1.16

(5)	There were no shares or dilutive securities outstanding prior to November 2, 2001 (date of Anthem Insurance Companies, Inc.’s demutualization and initial public offering). Accordingly, amounts prior to 2002 represent pro forma earnings per share. For comparative pro forma earnings per share presentation, the weighted average shares outstanding and the effect of dilutive securities for the period from November 2, 2001 to December 31, 2001, was used to calculate pro forma earnings per share for all periods prior to 2002.
(6)	The benefit expense ratio represents benefit expenses as a percentage of premium revenue. The selling, general and administrative expense ratio represents selling, general and administrative expenses as a percentage of total operating revenue.
(7)	Represents policyholders’ surplus prior to Anthem Insurance Companies, Inc.’s demutualization on November 2, 2001.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF WELLCHOICE

The following table summarizes financial information for WellChoice. WellChoice prepared this information using its unaudited consolidated financial statements for the nine-month periods ended September 30, 2005 and 2004 and its consolidated financial statements for each of the years in the five-year period ended December 31, 2004, which have been audited by Ernst & Young LLP. You should read this information in conjunction with WellChoice’s unaudited and audited consolidated financial statements and notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in WellChoice’s quarterly report on Form 10-Q for the quarter ended September 30, 2005 and annual report on Form 10-K for the year ended December 31, 2004, each of which is incorporated herein by reference. See “WHERE YOU CAN FIND MORE INFORMATION” on page 115. In WellChoice’s opinion, the selected financial data for the nine-month periods ended September 30, 2005 and 2004 include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of that data. The selected consolidated financial data do not necessarily indicate the results to be expected in the future.

	As of and for the Nine Months Ended September 30		As of and for the Year Ended December 31
	2005	2004	2004	2003	2002	2001	2000
(In millions, except where indicated and except per share data)	(Unaudited)
Revenue:
Premiums earned	$4,381.8	$3,915.1	$5,254.6	$4,875.4	$4,628.0	$4,246.2	$3,876.9
Administrative service fees	421.8	373.5	502.2	445.8	396.2	322.0	264.9
Investment income, net	60.5	43.3	57.8	51.2	64.8	69.3	65.5
Net realized investment gains (losses)	4.1	7.5	11.7	11.8	2.6	(12.4)	22.1
Other (expense) income, net	(0.1)	0.2	0.7	(1.7)	14.0	6.1	4.3

Total revenue	4,868.1	4,339.6	5,827.0	5,382.5	5,105.6	4,631.2	4,233.7
Expenses:
Cost of benefit provided	3,794.9	3,371.7	4,536.5	4,162.2	3,947.4	3,738.8	3,426.4
Administrative expenses	719.2	676.7	903.1	876.7	833.1	742.8	686.2
Conversion and IPO expenses	—	—	—	—	15.4	2.0	0.6

Total expenses	4,514.1	4,048.4	5,439.6	5,038.9	4,795.9	4,483.6	4,113.2

Income from continuing operations before income taxes	354.0	291.2	387.4	343.6	309.7	147.6	120.5
Income tax expense (benefit)[1,2,3]	132.8	104.6	141.2	142.5	(67.9)	0.1	(74.5)

Income from continuing operations	221.2	186.6	246.2	201.1	377.6	147.5	195.0
Loss from discontinued operations, net of tax	—	—	—	—	(1.1)	(16.5)	(4.6)

Net income	$221.2	$186.6	$246.2	$201.1	$376.5	$131.0	$190.4

Per share data[4]
Basic earnings per share	$2.64	$2.23	$2.95	$2.41	$4.51	$1.57	$2.28
Diluted earnings per share	$2.61	$2.23	$2.94	$2.41	$4.51	$1.57	$2.28
Additional Data—For the period ended:
Medical loss ratio[5]	86.6%	86.1%	86.3%	85.4%	85.3%	88.1%	88.4%
Medical loss ratio, excluding New York City and New York State PPO[6]	83.4%	82.9%	83.3%	82.2%	81.8%	86.0%	85.9%
Administrative expense ratio[7,8]	15.0%	15.8%	15.7%	16.5%	16.9%	16.3%	16.6%
Members (In thousands)[9]	5,024	4,931	4,955	4,754	4,608	4,383	4,135
Balance sheet data:
Cash and investments	$2,821.6	$2,243.5	$2,363.0	$2,059.3	$1,783.0	$1,604.3	$1,400.6
Premium related receivables	441.4	422.0	448.4	378.2	358.8	403.5	447.5
Total assets	3,845.0	3,238.7	3,390.1	3,043.0	2,777.5	2,449.6	2,252.5
Unpaid claims and claims adjustment expense	789.2	681.6	678.8	609.5	559.9	634.1	672.4
Obligations under capital lease	40.2	45.1	44.0	48.3	47.7	50.1	52.0
Total liabilities	1,933.4	1,618.9	1,707.8	1,610.7	1,541.2	1,620.3	1,577.8
Stockholders’ equity[10]	1,911.6	1,619.8	1,682.3	1,432.3	1,236.3	829.3	674.7

(1)	As of December 31, 2000, WellChoice reduced its valuation allowance on its deferred tax assets by $71.9 million based on continued, current and projected positive taxable income. At December 31, 2002, WellChoice eliminated the remaining valuation allowance on its deferred tax assets, based on approval of the conversion to a for-profit entity and continued, current and projected positive taxable income.
(2)	As a result of the conversion, WellChoice is a for-profit entity and was subject to state and local taxes as well as federal income taxes beginning the year ended December 31, 2002.
(3)	Income tax expense for the year ended December 31, 2004 includes a benefit of $5.7 million resulting from a settlement of a prior year IRS audit issue relating to the tax basis used in determining the gain or loss on the sale of WellChoice’s former corporate headquarters.
(4)	Shares outstanding of 83,735,354 and 83,514,673 and the effect of diluted securities for the nine months ended September 30, 2005 and 2004, respectively, was used to calculate the basic and diluted earnings per share amounts for the nine months ended September 30, 2005 and 2004. Shares outstanding of 83,539,772 and 83,490,478 and the effect of diluted securities for the year ended 2004 and 2003, respectively, was used to calculate 2004 and 2003 basic and diluted earnings per share amounts. There were no dilutive securities outstanding prior to November 7, 2002 (date of conversion and initial public offering). Accordingly, amounts prior to 2003 represent pro forma earnings per share. For comparative pro forma earnings per share presentation, shares outstanding at December 31, 2002 of 83,490,478 were used to calculate pro forma earnings per share for all periods prior to 2003. Net loss and basic and diluted net loss per common share based on the weighted average shares outstanding for the period from November 7, 2002 (date of initial public offering) to December 31, 2002 were $38.5 million and $0.46, respectively.
(5)	Medical loss ratio represents cost of benefits provided as a percentage of premium earned.
(6)	WellChoice presents commercial managed care medical loss ratio, excluding New York City and New York State PPO, because these accounts differ from its standard PPO product in that they are hospital-only accounts, which have lower premiums relative to claim expense than accounts with full medical and hospital coverage. The lower premiums and size of these accounts distort WellChoice’s performance when the total medial loss ratio is presented.
(7)	Administrative expense ratio represents administrative and conversion IPO expenses as a percentage of premiums earned and administrative service fees.
(8)	As presented, WellChoice’s administrative expense ratio does not take into account a significant portion of its activity generated by self-funded, or ASO, business, which represents approximately 39.6% of its total members. Therefore, in the following table, WellChoice provides the information needed to calculate premium equivalents and the administrative expense ratio on a “premium equivalent” basis because that ratio measures administrative expenses relative to the entire volume of insured and self-funded business serviced by WellChoice and is commonly used in the health insurance industry to compare operating efficiency among companies. Administrative expense ratio on a premium equivalent basis is calculated by dividing administrative and conversion and IPO expense by “premium equivalents” for the relevant periods. Premium equivalents is the sum of premium earned, administrative service fees and the amount of paid claims attributable to WellChoice’s self-funded business pursuant to which it provides a range of customer services, including claims administration and billing and membership services. Claims paid for WellChoice’s self-funded health business is not its revenue. The premium equivalents for the periods indicated were as follows:

	For the Nine Months Ended September 30		For the Year Ended December 31
	2005	2004	2004	2003	2002	2001	2000
(In millions)	(Unaudited)
Revenue:
Premiums earned	$4,381.8	$3,915.1	$5,254.6	$4,875.4	$4,628.0	$4,246.2	$3,876.9
Administrative service fees	421.8	373.5	502.2	445.8	396.2	322.0	264.9
Claims paid for our self-funded health business	3,165.0	2,683.6	3,710.3	2,955.3	2,347.9	1,791.9	1,328.4

Premium equivalents	$7,968.6	$6,972.2	$9,467.1	$8,276.5	$7,372.1	$6,360.1	$5,470.2

Administrative expense ratio, premium equivalent basis	9.0%	9.7%	9.5%	10.6%	11.5%	11.7%	12.6%

(9)	Starting in 2002, in accordance with a change to the contract with the New York State PPO account, WellChoice began including approximately 175,000 members who reside in service areas of other New York Blue Cross Blue Shield plans as WellChoice administers the account statewide.
(10)	Prior to WellChoice’s conversion to a for-profit entity, this line item was captioned “Total reserves for policyholders’ protection.”

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

FOR ANTHEM, INC. AND WELLPOINT HEALTH NETWORKS INC.

The unaudited pro forma combined statement of income presented below gives effect to the November 30, 2004 merger of Anthem, Inc. (name changed to WellPoint, Inc. effective November 30, 2004) and WellPoint Health Networks Inc. (which is referred to in this proxy statement/prospectus as WHN) as if the merger had occurred on January 1, 2004. The unaudited pro forma combined statement of income includes the historical amounts of WellPoint and WHN adjusted to reclassify WHN’s historical information to a presentation format consistent with WellPoint and to reflect the impact of Anthem, Inc.’s merger with WHN.

Under the terms of the merger agreement, WHN’s stockholders received $23.80 in cash, without interest, and one share of Anthem, Inc. common stock for each share of WHN common stock outstanding (other than shares owned by WHN subsidiaries or shares with respect to which the holders perfect appraisal rights). The purchase price was $16,022.3 million and included cash of $3,718.8 million and the issuance of approximately 310.6 million shares (adjusted for the May 31, 2005 stock split) of Anthem, Inc. common stock. The unaudited pro forma combined statement of income assumes that Anthem, Inc. issued 310.6 million shares in the merger with a fair value of $11,293.8 million. Fair value was based on $36.35 per share, which represents the average closing price of Anthem, Inc. common stock (adjusted for the May 31, 2005 stock split) for the five trading days ranging from two days before to two days after October 27, 2003, the date the merger was announced. The pro forma combined statement of income also assumes WellPoint financed $4,018.8 million of consideration (including transactions costs), by incurring $2,800.0 million of long-term debt and using $1,218.8 million of cash on hand.

WellPoint accounted for this merger using the purchase method of accounting. As such, WellPoint recorded the assets (including identifiable intangible assets) and liabilities of WHN at their estimated fair value. The differences between the purchase price and the estimated fair value of WHN’s net assets resulted in goodwill.

The pro forma combined statement of income, while helpful in illustrating the financial characteristics of the combined companies under one set of assumptions, should not be relied upon as being indicative of the results that would actually have been obtained if the merger had been in effect as of January 1, 2004.

The pro forma combined statement of income should be read in conjunction with the historical consolidated financial statements of WellPoint and WHN, which have been previously filed with the SEC, and such financial statements and other data, which are incorporated by reference herein. The pro forma combined statement of income does not give effect to the merger with WellChoice.

Unaudited Pro Forma Combined

Statement of Income

Year Ended December 31, 2004

	WellPoint, Inc.[1]	WellPoint Health Networks Inc.[2]	Reclassification Adjustments[3]	Pro Forma Adjustments	Pro Forma
(In millions, except share and per share data)
Revenues
Premiums	$18,771.6	$19,804.6	$(9.4)	$—	$38,566.8
Administrative fees	1,436.9	1,109.1	(53.3)	(35.0)[4]	2,457.7
Other revenue	252.4	54.0	216.8	—	523.2

Total operating revenue	20,460.9	20,967.7	154.1	(35.0)	41,547.7
Net investment income	311.7	276.2	(24.8)	(62.7)[5]	500.4
Net realized gains on investments	42.5	8.4	25.0	—	75.9

Total revenues	20,815.1	21,252.3	154.3	(97.7)	42,124.0

Expenses
Benefit expense	15,387.8	15,925.4	(32.0)	—	31,281.2
Selling, general and administrative expense:
Selling expense	537.2	820.8	—	—	1,358.0
General and administrative expense	2,940.5	2,530.0	8.8	(25.8)[4,6]	5,453.5

Total selling, general and administrative expense	3,477.7	3,350.8	8.8	(25.8)	6,811.5
Cost of drugs	95.0	32.6	142.2	—	269.8
Interest expense	142.3	48.1	—	91.2 [7]	281.6
Amortization of other intangible assets	61.4	7.8	35.3	138.2 [8]	242.7
Merger-related undertakings	61.5	—	—	—	61.5
Loss on repurchase of debt securities	146.1	—	—	—	146.1

Total expenses	19,371.8	19,364.7	154.3	203.6	39,094.4

Income before income taxes	1,443.3	1,887.6	—	(301.3)	3,029.6[10]
Income taxes	483.2	755.1	—	(119.0)[9]	1,119.3

Net income (loss)	$960.1	$1,132.5	$—	$(182.3)	$1,910.3

Net income per share:
Basic	$3.15				$3.10[11]
Diluted	$3.05				$3.00[11]

Weighted average number of shares outstanding:
Basic	305.2				615.9[11]
Diluted	314.6				636.8[11]

(1)	Represents historical WellPoint consolidated statement of income for the year ended December 31, 2004 as filed with the SEC in WellPoint’s Annual Report on Form 10-K. The operating results of WHN are included in WellPoint’s historical consolidated statement of income for the period following the November 30, 2004 merger of Anthem, Inc. (name changed to WellPoint, Inc. effective November 30, 2004) and WHN.
(2)	Represents historical WHN consolidated statement of income for the eleven months ended November 30, 2004 (period prior to the merger).

(3)	Reflects the reclassification of certain WHN historical amounts to conform to a consistent presentation format with WellPoint.
(4)	Represents the elimination of revenue and expense associated with administrative agreements between WellPoint and WHN in connection with a Blue Cross Blue Shield Association program. The amount was $35.0 million for the eleven months ended November 30, 2004.
(5)	The $1,648.6 million of cash required to effect the merger between WellPoint and WHN came from the sale of investment securities. The reduction to net investment income reflected in the pro forma combined statement of income resulted from the sale of $1,648.6 million of long-term investment securities which had an average yield of 4.15%. The pro forma amount of reduced net investment income is $62.7 million for the eleven months ended November 30, 2004.
(6)	The pro forma amortization of unvested stock options and restricted stock compensation of $9.2 million reflects amortization of amounts recorded by WellPoint following the merger. Amounts are being amortized based on the remaining future vesting period of the awards.
(7)	The charge to interest expense in the pro forma combined statement of income reflects interest payments on $2,370.2 million of new debt, which was necessary to effect the merger at a weighted average interest rate of 4.20%.
(8)	The preliminary purchase price allocation resulted in $2,136.6 million of identifiable intangible assets with finite lives. Amortization of these intangible assets is recognized in the unaudited pro forma combined statement of income primarily using a declining balance method over a term of 20 years. The pro forma amortization expense resulting from the $2,136.6 million of identifiable intangible assets with finite lives was $181.3 million partially offset by the elimination of the amortization of WHN’s historical intangible assets of $43.1 million for the eleven months ended November 30, 2004.
(9)	The income tax benefit related to all pro forma adjustments is projected at an estimated rate of 39.5%. The income tax benefit is $119.0 million for the eleven months ended November 30, 2004.
(10)	Following the merger of Anthem, Inc. and WHN, the combined entity expects cost savings that are not reflected in the unaudited pro forma combined statement of income.
(11)	The pro forma earnings per share reflect the weighted-average number of WellPoint shares that would have been outstanding had the merger occurred at the beginning of the year presented. WHN shares outstanding not owned by WHN subsidiaries were converted at a rate of one WellPoint share for each WHN share. WHN shares and WellPoint shares owned by WHN subsidiaries are eliminated in consolidation and do not impact the pro forma earnings per share. WHN options, which factor into the dilution calculation, were converted at an assumed 1.24 exchange ratio, as provided in the merger agreement.

COMPARATIVE PER SHARE DATA

In the following table, WellPoint and WellChoice provide you with historical per share financial information. This data should be read along with the selected consolidated historical financial data and the historical financial statements of WellPoint and WellChoice and the notes thereto that are included elsewhere in this proxy statement/prospectus and incorporated herein by reference.

	WellPoint Historical	WellChoice Historical
Net income for the nine months ended September 30, 2005:
Basic	$2.97	$2.64
Diluted	2.90	2.61
Net income from continuing operations for the twelve months ended December 31, 2004:
Basic	$3.15	$2.95
Diluted	3.05	2.94
Cash dividends declared
For the twelve months ended December 31, 2004	—	—
For the nine months ended September 30, 2005	—	—
Book value
As of September 30, 2005	$34.47	$22.69

COMPARATIVE MARKET PRICES AND DIVIDENDS

Recent Closing Prices

The table below presents the closing price per share of WellPoint common stock on the New York Stock Exchange, and the closing price per share of WellChoice common stock on the New York Stock Exchange, on September 26, 2005, the last full trading day immediately preceding the public announcement date of the merger, and on November 18, 2005, the most recent practicable date prior to the mailing of this proxy statement/prospectus, as well as the implied value of one share of WellChoice common stock on such dates. The implied value of one share of WellChoice common stock was calculated by multiplying the closing sales price per share for WellPoint’s common stock on the New York Stock Exchange on September 26, 2005 and November 18, 2005, in each case, by the exchange ratio of 0.5191 shares of WellPoint common stock for each share of WellChoice common stock and adding to such amount the cash consideration of $38.25 to be paid with respect to each share of WellChoice common stock. The implied value of one share of WellChoice common stock on September 26, 2005 reflected a premium of $6.63 per share or 9.39% over the closing price per share of WellChoice common stock on that date. Keep in mind that the value of the merger consideration to be received by WellChoice stockholders will fluctuate with changes in the price of WellPoint common stock—when the price of WellPoint’s common stock increases, the value of the merger consideration increases; when the price of WellPoint’s common stock decreases, the value of the merger consideration will decrease. There can be no assurances as to the market price of WellPoint common stock at any time prior to the merger or any time thereafter. Stockholders should obtain current trading prices for shares of WellPoint common stock and WellChoice common stock prior to making any decision with respect to the merger.

	WellPoint Common Stock	WellChoice Common Stock	Implied Value of One Share of WellChoice Common Stock
September 26, 2005	$75.09	$70.60	$77.23
November 18, 2005	$77.10	$77.56	$78.27

Historical Market Price Data

The table below presents the high and low closing sale prices of shares of WellPoint and WellChoice common stock as listed on the New York Stock Exchange. WellChoice’s common stock is quoted on the New York Stock Exchange under the symbol “WC.” WellPoint’s common stock is quoted on the New York Stock Exchange under the symbol “WLP.” Keep in mind that the value of the merger consideration to be received by WellChoice stockholders will fluctuate with changes in the price of WellPoint common stock—when the price of WellPoint’s common stock increases, the value of the merger consideration increases; when the price of WellPoint’s common stock decreases, the value of the merger consideration will decrease. There can be no assurances as to the market price of WellPoint common stock at any time prior to the merger or any time thereafter. Stockholders should obtain current trading prices for shares of WellPoint common stock and WellChoice common stock prior to making any decision with respect to the merger.

	WellPoint Common Stock[1]		WellChoice Common Stock
	High	Low	High	Low
2003
First Quarter	$33.57	$26.50	$24.00	$17.65
Second Quarter	41.45	31.90	30.40	20.80
Third Quarter	41.00	33.01	33.20	26.80
Fourth Quarter	38.98	32.38	36.40	29.95
2004
First Quarter	$46.08	$36.25	$38.88	$34.30
Second Quarter	47.80	41.93	44.07	35.30
Third Quarter	46.95	38.88	43.10	34.00
Fourth Quarter	58.88	36.10	53.55	33.81

	WellPoint Common Stock[1]		WellChoice Common Stock
	High	Low	High	Low
2005
First Quarter	$63.98	$54.58	$54.42	$51.02
Second Quarter	71.23	58.20	70.45	52.22
Third Quarter	77.40	65.06	76.24	64.05
Fourth Quarter (through November 18, 2005)	78.09	71.14	77.56	73.62

(1)	Adjusted to reflect WellPoint’s two-for-one stock split, which was effective on May 31, 2005.

WellPoint did not declare any cash dividends during the periods indicated; WellChoice did not declare any dividends during the periods indicated.

Number of Stockholders

As of November 18, 2005, there were approximately 64 stockholders of record of WellChoice common stock, as shown on the records of WellChoice’s transfer agent for such shares.

Shares Held by Certain Stockholders

Adoption of the merger agreement by WellChoice’s stockholders requires the affirmative vote of the holders of a majority of the outstanding shares of WellChoice common stock. As of the record date, less than 1% of the outstanding shares of WellChoice common stock were held by directors and executive officers of WellChoice and their affiliates. Neither WellPoint nor any of its directors or executive officers owns any shares of WellChoice stock. However, a subsidiary of WellPoint owns 2.5 million shares of WellChoice stock.

RISK FACTORS

Before you vote for adoption of the merger agreement, you should carefully consider the risks described below in addition to the other information contained in this proxy statement/prospectus, including the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 37 of this proxy statement/prospectus. By voting in favor of the adoption of the merger agreement, you will be choosing to invest in WellPoint common stock. The risks and uncertainties described below are not the only ones facing WellPoint. If any of the following risks actually occur, WellPoint’s business, financial condition or results of operations could be materially adversely affected, the value of WellPoint’s common stock could decline and you may lose all or part of your investment.

Risks Relating to the Merger

The anticipated benefits of acquiring WellChoice may not be realized.

WellPoint and WellChoice entered into the merger agreement with the expectation that the merger will result in various benefits including, among others, benefits relating to a stronger and more diverse network of doctors and other health care providers, expanded and enhanced affordable health care services, enhanced revenues, a strengthened market position for WellPoint across the United States, cross-selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether WellPoint integrates WellChoice in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact WellPoint’s business, financial condition and operating results.

The value of the shares of WellPoint common stock that WellChoice stockholders receive in the merger will vary as a result of the fixed exchange ratio and possible fluctuations in the price of WellPoint’s common stock.

At the effective time of the merger, each outstanding share of WellChoice common stock will be converted into the right to receive 0.5191 shares of WellPoint common stock and $38.25, in cash, without interest. The ratio at which the shares will be converted is fixed and any changes in the price of WellPoint common stock will affect the value of the consideration that WellChoice stockholders receive in the merger such that if the price of WellPoint common stock declines prior to completion of the merger, the value of the merger consideration to be received by WellChoice stockholders will decrease. Stock price variations could be the result of changes in the business, operations or prospects of WellPoint or WellChoice, market assessments of the likelihood that the merger will be completed within the anticipated time, if at all, general market and economic conditions and other factors which are beyond the control of WellPoint or WellChoice. Recent market prices of WellPoint common stock and WellChoice common stock are set forth in the section entitled “COMPARATIVE MARKET PRICES AND DIVIDENDS” on page 21 of this proxy statement/prospectus.

WellPoint may experience difficulties integrating WellChoice and may incur substantial costs in connection with the integration.

Integrating WellChoice’s operations into WellPoint’s operating platform will be a complex, time-consuming and expensive process. Before the merger, WellPoint and WellChoice operated independently, each with its own business, products, customers, employees, culture and systems. WellPoint may experience unanticipated and material difficulties or expenses in connection with the integration of WellChoice, especially given the relatively large size and complexity of WellChoice’s operations. The time and expense associated with this integration may exceed management’s expectations and limit or delay the intended benefits of the transaction. Similarly, the process of combining sales and marketing and network management forces, consolidating administrative functions, and coordinating product and service offerings can take longer, cost more, and provide fewer benefits than initially projected. To the extent any of these events occurs, the benefits of the transaction may be reduced.

WellPoint may face substantial difficulties, costs and delays in integrating WellChoice. These factors may include:

•	retaining and integrating management and other key employees;

•	costs and delays in implementing common systems and procedures, where applicable;

•	perceived adverse changes in product offerings available to customers or customer service standards, whether or not these changes do, in fact, occur;

•	potential charges to earnings resulting from the application of purchase accounting to the transaction;

•	difficulty comparing financial reports due to differing management systems;

•	diversion of management resources from the business of WellPoint;

•	retention of WellChoice’s provider networks;

•	difficulty in retaining existing customers of each company; and

•	reduction or loss of customer sales due to the potential for market confusion, hesitation and delay.

After the merger, WellPoint may seek to combine certain operations and functions using common information and communication systems, operating procedures, financial controls and human resource practices, including training, professional development and benefit programs. WellPoint may be unsuccessful in implementing the integration of these systems and processes. Any one or all of these factors may cause increased operating costs, worse than anticipated financial performance or the loss of customers and employees. Many of these factors are also outside the control of either company.

The merger may result in a loss of customers and providers.

Some customers may seek alternative sources of products and/or services after the announcement of the merger due to, among other reasons, a desire not to do business with WellPoint or perceived concerns that WellPoint may not continue to support and develop certain product lines. WellPoint could experience some customer attrition by reason of announcement of the merger or after the merger. Difficulties in combining operations could also result in the loss of providers and potential disputes or litigation with customers, providers or others. Any steps by management to counter such potential increased customer or providers attrition may not be effective. Failure by management to control attrition could result in worse than anticipated financial performance.

WellPoint and WellChoice must obtain several governmental and other consents to complete the merger, which, if delayed, not granted, or granted with unacceptable conditions, may jeopardize or postpone the completion of the merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the merger.

WellPoint and WellChoice must obtain certain approvals and consents in a timely manner from state agencies prior to the completion of the merger. If WellPoint and WellChoice do not receive these approvals, or do not receive them on terms that satisfy the conditions set forth in the merger agreement, then neither party will be obligated to complete the merger. The governmental agencies from which WellPoint and WellChoice will seek these approvals have broad discretion in administering the governing regulations. As a condition to approval of the merger, these agencies may impose requirements, limitations or costs that could negatively affect the way the combined companies conduct business. These requirements, limitations or costs could jeopardize or delay the completion of the merger. WellPoint is not obligated to complete the merger if a governmental entity imposes a term or condition that would impose any obligation, restriction, limitation, qualification or condition (including any limitation on their ownership or operation of all or any portion of WellPoint’s, WellChoice’s, or any of their subsidiaries’, businesses or assets) on WellPoint and its subsidiaries or on WellChoice and its subsidiaries (other than certain terms or conditions that are reasonable and relate to the ordinary course of business of WellChoice and its subsidiaries and that are imposed by a governmental entity with power and authority to grant the necessary consents, and which individually and in the aggregate could have been imposed on WellChoice and its subsidiaries as of September 27, 2005 by a governmental entity, in the ordinary course of regulating the business of WellChoice and its subsidiaries and do not competitively disadvantage WellPoint or any of its subsidiaries or WellChoice or any of its subsidiaries). The merger also is subject to the requirements of the HSR Act, which prevents certain acquisitions from being completed until required information and materials are furnished to the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission and certain waiting periods are terminated or expire. The waiting period under the HSR Act expired on November 14, 2005.

Any term or condition imposed by one or more governmental entities could adversely affect WellPoint’s ability to integrate the business of WellChoice or reduce the anticipated benefits of the merger. This could result in a material adverse effect on WellPoint’s business, results of operations and financial condition. See “THE MERGER—Regulatory and Other Approvals Required for the Merger” on page 68 and “THE MERGER AGREEMENT—Commercially Reasonable Efforts” on page 88 for a more detailed discussion of required approvals and the status thereof as of the date of this proxy statement/prospectus.

If the conditions to the merger are not met, the merger may not occur.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. For a more complete discussion of the conditions to the merger, please see the section entitled “THE MERGER AGREEMENT—Conditions to the Completion of the Merger” beginning on page 81 of this proxy statement/prospectus. If the conditions are not satisfied or waived, to the extent permitted by law or New York Stock Exchange rule, the merger will not occur or will be delayed, and each of WellPoint and WellChoice may lose some or all of the intended benefits of the merger. The following conditions, in addition to other customary closing conditions, must be satisfied or waived, if permissible, before WellPoint and WellChoice are obligated to complete the merger:

•	there must be no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition in effect preventing the completion of the merger;

•	specified governmental consents and approvals must have been obtained and be in full force and effect;

•	the consent and approval of the Blue Cross Blue Shield Association obtained on November 17, 2005 must be in full force and effect; and

•	the merger agreement must be adopted by the holders of a majority of the outstanding shares of WellChoice common stock as of the record date.

In addition, the obligations of WellPoint and WellPoint Holding Company to complete the merger are subject to the satisfaction or waiver to the extent permitted by law or New York Stock Exchange rule, of each of the following conditions specified in the merger agreement:

•	Required Governmental Consents. Specified governmental consents and approvals and any other material governmental consents or approvals required to consummate the transactions contemplated by the merger agreement must have been obtained and be in full force and effect; provided that such required consents or approvals or the required approval of the Blue Cross Blue Shield Association do not, individually or in the aggregate, impose any Burdensome Term or Condition (as such term is defined in the merger agreement).

•

Blue Cross Blue Shield Association. The required approval of the Blue Cross Blue Shield Association obtained on November 17, 2005 granting WellChoice’s subsidiaries the right to use the Blue Cross and Blue Shield name in WellChoice’s subsidiaries’ licensed service areas must remain in full force and effect after the merger; and provided that such required approval of the Blue Cross Blue Shield Association and the required consents and approvals referred to above, do not, individually or in the aggregate, impose any Burdensome Term or Condition (as such term is defined in the merger agreement).

•	No Proceedings. There must not be pending or threatened any suit, litigation, action or other proceeding relating to the transactions contemplated by the merger agreement.

•	No Material Adverse Change. No change, circumstance or event shall have occurred at any time on or after the date of the merger agreement that, individually or in the aggregate, shall have had or would reasonably be expected to have a Material Adverse Effect on WellChoice.

•	Termination of Certain Agreement. The registration rights agreement, dated as of November 7, 2002, by and among WellChoice, the Fund and The New York Charitable Asset Foundation shall have been terminated and be of no further force and effect, and neither WellPoint nor any of its subsidiaries will have any further obligations in connection with such agreement.

•	State PBM Contract. A contract related to insuring and administrating a prescription drug program in the State of New York shall have been executed by WellChoice and/or its applicable subsidiary on terms consistent in all material respects with the terms previously disclosed by WellChoice to WellPoint, or such other terms reasonably acceptable to WellPoint, and such contract shall be in full force and effect.

WellPoint and WellChoice may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger.

Each of the conditions to WellPoint’s and WellChoice’s obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of WellPoint and WellChoice if the condition is a condition to both WellPoint’s and WellChoice’s obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of WellPoint and WellChoice may evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is necessary. However, WellPoint and WellChoice generally do not expect any such waiver to be significant enough to require resolicitation of stockholders. In the event that any such waiver is not determined to be significant enough to require resolicitation of stockholders, the companies will have the discretion to complete the merger without seeking further stockholder approval.

WellPoint’s bridge loan agreement may contain conditions that may not be satisfied, in which case it would need to arrange for alternative sources of financing.

WellPoint has entered into a commitment letter with respect to a bridge loan agreement under which it may borrow up to $3.0 billion. Pursuant to such commitment letter, the bridge loan agreement contemplated thereby is to contain various conditions to WellPoint’s ability to borrow loans thereunder, including conditions related to: (1) the absence of any change, occurrence or development since December 31, 2004 that has had a material adverse effect; (2) WellPoint’s long-term unsecured non-credit enhanced debt not being rated less than Baa2 by Moody’s and BBB by S&P; (3) the maximum pro forma total debt to capitalization of WellPoint and its subsidiaries; (4) minimum pro forma liquidity of WellPoint and its unregulated subsidiaries; and (5) and such other conditions that are customary for transactions of this nature.

Risks Relating to WellPoint’s Business

Changes in state and federal regulations, or the application thereof, may adversely affect the business of WellPoint, its financial condition and results of operations.

WellPoint’s insurance and health maintenance organization, or HMO, subsidiaries are subject to extensive regulation and supervision by the insurance or HMO regulatory authorities of each state in which they are licensed or authorized to do business, as well as to regulation by federal and local agencies. WellPoint cannot assure you that future regulatory action by state insurance or HMO authorities will not have a material adverse effect on the profitability or marketability of WellPoint’s health benefits or managed care products or on its business, financial condition and results of operations. In addition, because of WellPoint’s participation in government-sponsored programs such as Medicare and Medicaid, changes in government regulations or policy with respect to, among other things, reimbursement levels, could also adversely affect WellPoint’s business, financial condition and results of operations. In addition, WellPoint cannot assure you that application of the federal and/or state tax regulatory regime that currently applies to WellPoint will not, or future tax regulation by either federal and/or state governmental authorities concerning WellPoint could not, have a material adverse effect on WellPoint’s business, operations or financial condition.

State legislatures and Congress continue to focus on health care issues. From time to time, Congress has considered various forms of Patients’ Bill of Rights legislation which, if adopted, could fundamentally alter the treatment of coverage decisions under the Employee Retirement Income Security Act of 1974, or ERISA. Additionally, there recently have been legislative attempts to limit ERISA’s preemptive effect on state laws. If adopted, such limitations could increase WellPoint’s liability exposure and could permit greater state regulation of its operations. Other proposed bills and regulations at state and federal levels may impact certain aspects of WellPoint’s business, including provider contracting, claims payments and processing and confidentiality of health information. While WellPoint cannot predict if any of these initiatives will ultimately become effective or, if enacted, what their terms will be, their enactment could increase its costs, expose it to expanded liability or require it to revise the ways in which it conducts business. Further, as WellPoint continues to implement its e-business initiatives, uncertainty surrounding the regulatory authority, and requirements in this area may make it difficult to ensure compliance.

As a holding company, WellPoint is dependent on dividends from its subsidiaries. WellPoint’s regulated subsidiaries are subject to state regulations, including restrictions on the payment of dividends and maintenance of minimum levels of capital.

WellPoint is a holding company whose assets include all of the outstanding shares of common stock of its subsidiaries including their intermediate holding companies and regulated insurance and HMO subsidiaries. As a holding company, WellPoint depends on dividends from these subsidiaries. Among other restrictions, state insurance and HMO laws may restrict the ability of its regulated subsidiaries to pay dividends. WellPoint’s ability to pay dividends in the future to its shareholders and meet its obligations, including paying operating expenses and debt service on its outstanding and future indebtedness, will depend upon the receipt of dividends from its subsidiaries. An inability of WellPoint’s subsidiaries to pay dividends in the future in an amount sufficient for WellPoint to meet its financial obligations may materially adversely affect its business, financial condition and results of operations.

Most of WellPoint’s regulated subsidiaries are subject to risk-based capital, known as RBC, standards, imposed by their states of domicile. These laws are based on the RBC Model Act adopted by the National Association of Insurance Commissioners, or NAIC, and require WellPoint’s regulated subsidiaries to report their results of risk-based capital calculations to the departments of insurance and the NAIC. Failure to maintain the minimum RBC standards could subject WellPoint’s regulated subsidiaries to corrective action, including state supervision or liquidation. WellPoint’s and WellChoice’s regulated subsidiaries are currently in compliance with the risk-based capital or other similar requirements imposed by their respective states of domicile.

WellPoint faces risks related to litigation.

WellPoint is, or may be in the future, party to a variety of legal actions that affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims and intellectual property-related litigation. In addition, because of the nature of WellPoint’s business, it is subject to a variety of legal actions relating to its business operations, including the design, management and offering of its products and services. These could include:

•	claims relating to the denial of health care benefits;

•	medical malpractice actions;

•	allegations of anti-competitive and unfair business activities;

•	provider disputes over compensation and termination of provider contracts;

•	disputes related to self-funded business;

•	disputes over co-payment calculations;

•	claims related to the failure to disclose certain business practices; and

•	claims relating to customer audits and contract performance.

A number of class action lawsuits have been filed against WellPoint and certain of its competitors in the managed care business. The suits are purported class actions on behalf of certain of WellPoint’s managed care members and network providers for alleged breaches of various state and federal laws. While WellPoint intends to defend these suits vigorously, it will incur expenses in the defense of these suits and cannot predict their outcome.

On July 11, 2005, WellPoint entered into a settlement agreement with representatives of more than 700,000 physicians nationwide, with respect to the action brought by Charles B. Shane, M.D. and others, which had been designated as the lead case in various class action lawsuits brought against WellPoint and its subsidiaries on behalf of health care providers. Pursuant to the settlement agreement, WellPoint will make cash payments of up to $198 million. The settlement agreement is subject to, and conditioned upon, review and approval by the U.S. District Court for the Southern District of Florida. An unfavorable review by such court, or any adverse judgment in relation to the class action lawsuits still pending may have an adverse effect on WellPoint’s cash flows, results of operations and financial condition. The settlement agreement WellPoint entered into also relates to a second national lawsuit, Thomas v. Blue Cross and Blue Shield Association, et al., which was filed in the United States District Court for the Southern District of Florida in May 2003 by a proposed class of physicians against the Blue Cross Blue Shield Association and various Blue Cross and Blue Shield licensee companies across the country, including WellPoint and a number of its subsidiaries. WellChoice, however, was not a party to the settlement agreement and is still a defendant in the Thomas litigation. Any liabilities imposed on WellChoice in connection with this litigation would be effectively assumed by WellPoint in the merger and could have an adverse effect on WellPoint’s cash flows, results of operations and financial condition.

Recent court decisions and legislative activity may increase WellPoint’s exposure to any of these types of claims. In some cases, substantial non-economic, treble or punitive damages may be sought. WellPoint currently has insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage or the amount of insurance may not be enough to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance, and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future. Any adverse judgment against WellPoint resulting in such damage awards could have adverse effect on WellPoint’s cash flows, results of operations and financial condition.

In addition, WellPoint is also involved in pending and threatened litigation of the character incidental to the business transacted, arising out of its insurance and investment operations, and is from time to time involved as a party in various governmental investigations, audits, reviews and administrative proceedings. These investigations, audits and reviews include routine and special investigations by various state insurance departments, state attorneys general and the U.S. Attorney General. Such investigations could result in the imposition of civil or criminal fines, penalties and other sanctions. WellPoint believes that any liability that may result from any one of these actions is unlikely to have a material adverse effect on its consolidated results of operations or financial position.

WellPoint’s inability to contain health care costs, efficiently implement increases in premium rates, maintain adequate reserves for policy benefits, maintain its current provider agreements or avoid a downgrade in its ratings may adversely affect its business and profitability.

WellPoint’s profitability depends in large part on accurately predicting health care costs and on its ability to manage future health care costs through underwriting criteria, medical management, product design and negotiation of favorable provider contracts. The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, the cost of prescription drugs, clusters of high cost cases, changes in the regulatory environment and numerous other factors affecting the cost of health care may adversely affect WellPoint’s ability to predict and manage health care costs, as well as its business, financial condition and results of operations.

In addition to the challenge of managing health care costs, WellPoint faces pressure to contain premium rates. WellPoint’s customer contracts may be subject to renegotiation as customers seek to contain their costs. Alternatively, WellPoint’s customers may move to a competitor to obtain more favorable premiums. Fiscal concerns regarding the continued viability of programs such as Medicare and Medicaid may cause decreasing reimbursement rates for government-sponsored programs in which WellPoint participates. A limitation on WellPoint’s ability to increase or maintain its premium levels could adversely affect its business, financial condition and results of operations.

The reserves that WellPoint establishes for health insurance policy benefits and other contractual rights and benefits are based upon assumptions concerning a number of factors, including trends in health care costs, expenses, general economic conditions and other factors. Actual experience will likely differ from assumed experience, and to the extent the actual claims experience is less favorable than estimated based on WellPoint’s underlying assumptions, incurred losses would increase and future earnings could be adversely affected.

In addition, WellPoint’s profitability is dependent upon its ability to contract on favorable terms with hospitals, physicians and other health care providers. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership or higher medical costs. In addition, WellPoint’s inability to contract with providers, or the inability of providers to provide adequate care, could adversely affect WellPoint’s business.

Claims-paying ability and financial strength ratings by recognized rating organizations have become an increasingly important factor in establishing the competitive position of insurance companies and health benefits companies. Rating organizations continue to review the financial performance and condition of insurers. Each of the rating agencies reviews its ratings periodically and there can be no assurance that current ratings will be maintained in the future. WellPoint believes that its strong ratings are an important factor in marketing its products to customers, since ratings information is broadly disseminated and generally used throughout the industry. If WellPoint’s ratings are downgraded or placed under surveillance or review, with possible negative implications, the downgrade, surveillance or review could adversely affect WellPoint’s business, financial condition and results of operations. These ratings reflect each rating agency’s opinion of WellPoint’s financial strength, operating performance and ability to meet its obligations to policyholders, and are not evaluations directed toward the protection of investors in our common stock and should not be relied upon when making a decision on how to vote at the meeting.

A reduction in the enrollment in WellPoint’s health benefits programs could have an adverse effect on WellPoint’s business and profitability.

A reduction in the number of enrollees in WellPoint’s health benefits programs could adversely affect WellPoint’s business, financial condition and results of operations. Factors that could contribute to a reduction in enrollment include:

•	failure to obtain new customers or retain existing customers;

•	premium increases and benefit changes;

•	WellPoint’s exit from a specific market;

•	reductions in workforce by existing customers;

•	negative publicity and news coverage;

•	failure to attain or maintain nationally recognized accreditations; and

•	general economic downturn that results in business failures.

The health benefits industry is subject to negative publicity, which can adversely affect WellPoint’s business and profitability.

The health benefits industry is subject to negative publicity. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase WellPoint’s costs of doing business and adversely affect profitability by:

•	adversely affecting WellPoint’s ability to market products and services;

•	requiring WellPoint to change our products and services; or

•	increasing the regulatory burdens under which WellPoint operates.

In addition, as long as WellPoint uses the Blue Cross and Blue Shield names and marks in marketing health benefits products and services, any negative publicity concerning the Blue Cross Blue Shield Association or other Blue Cross Blue Shield Association licensees may adversely affect WellPoint and its sales of health benefits products and services. Any such negative publicity could adversely affect WellPoint’s business, financial condition and results of operations.

WellPoint faces competition in many of its markets and customers have flexibility in moving between competitors.

As a health benefits company, WellPoint operates in a highly competitive environment and in an industry that is currently subject to significant changes from business consolidations, new strategic alliances, legislative reform, aggressive marketing practices by other health benefits organizations and market pressures brought about by an informed and organized customer base, particularly among large employers. This environment has produced and will likely continue to produce significant pressures on the profitability of health benefits companies. WellPoint is dependent on the services of independent agents and brokers in the marketing of its health care products, particularly with respect to individuals, seniors and small employer group members. Such independent agents and brokers are typically not exclusively dedicated to WellPoint and may frequently also market health care products of its competitors. WellPoint faces intense competition for the services and allegiance of independent agents and brokers. In addition, the Gramm-Leach-Bliley Act, which gives banks and other financial institutions the ability to affiliate with insurance companies, could result in new competitors with significant financial resources entering WellPoint’s market. WellPoint cannot assure you that it will be able to compete successfully against current and future competitors or that competitive pressures faced by both companies will not materially and adversely affect its businesses, financial conditions and results of operations.

A change in WellPoint’s health care product mix may impact its profitability.

WellPoint’s health care products that involve greater potential risk generally tend to be more profitable than administrative services products and those health care products where WellPoint is able to shift risk to employer groups. Individuals and small employer groups are more likely to purchase WellPoint’s higher-risk health care products because such purchasers are generally unable or unwilling to bear greater liability for health care expenditures. Typically, government-sponsored programs also involve WellPoint’s higher-risk health care products. Over the past few years, WellPoint has experienced a slight decline in margins in higher-risk health care products and to a lesser extent on its lower-risk health care and management services products. This decline is primarily attributable to product mix change, product design, competitive pressure and greater regulatory restrictions applicable to the small employer group market. From time to time, WellPoint has implemented price increases in certain of its health care businesses. While these price increases may improve profitability, there can be no assurance that this will occur. Subsequent unfavorable changes in the relative profitability between WellPoint’s various products could have a material adverse effect on its business, financial condition, and results of operations.

WellPoint’s pharmacy benefit management company operates in an industry faced with a number of risks and uncertainties in addition to those WellPoint faces with its core health care business.

The following are some of the industry-related risks that could have a material adverse effect on WellPoint’s business, financial condition and results of operations:

•	the application of federal and state anti-remuneration laws (generally known as “anti-kickback” laws);

•	compliance requirements for pharmacy benefit manager fiduciaries under ERISA, including compliance with fiduciary obligations under ERISA in connection with the development and implementation of items such as formularies, preferred drug listings and therapeutic intervention programs; and potential liability regarding the use of patient-identifiable medical information;

•	a number of federal and state legislative proposals are being considered that could affect a variety of industry practices, such as the receipt of rebates from pharmaceutical manufacturers.

WellPoint believes that its pharmacy benefit management business is currently being conducted in compliance in all material respects with applicable legal requirements. However, there can be no assurance that WellPoint’s business will not be subject to challenge under various laws and regulations, or that any such challenge will not have a material adverse effect on its business, financial condition and results of operations.

WellPoint is a party to license agreements with the Blue Cross Blue Shield Association that entitle it to the exclusive use of the Blue Cross and Blue Shield names and marks in its geographic territories. The termination of these license agreements or changes in the terms and conditions of these license agreements could adversely affect WellPoint’s business, financial condition and results of operations.

WellPoint uses the Blue Cross and Blue Shield names and marks as identifiers for its products and services under licenses from the Blue Cross Blue Shield Association. WellPoint’s license agreements with the Blue Cross Blue Shield Association contain certain requirements and restrictions regarding WellPoint’s operations and its use of the Blue Cross and Blue Shield names and marks, including:

•	minimum capital and liquidity requirements;

•	enrollment and customer service performance requirements;

•	participation in programs that provide portability of membership between plans;

•	disclosures to the Blue Cross Blue Shield Association relating to enrollment and financial conditions;

•	disclosures as to the structure of the Blue Cross and Blue Shield systems in contracts with third parties and in public statements;

•	plan governance requirements;

•	a requirement that at least 80% (or, in the case of Blue Cross of California, substantially all) of a licensee’s annual combined local net revenue attributable to health benefits plans within its service areas must be sold, marketed, administered or underwritten under the Blue Cross and Blue Shield names and marks;

•	a requirement that at least 66 2/3% of a licensee’s annual combined national net revenue attributable to health benefits plans must be sold, marketed, administered or underwritten under the Blue Cross and Blue Shield names and marks;

•	a requirement that neither a plan nor any of its licensed affiliates may permit an entity other than a plan or a licensed affiliate to obtain control of the plan or the licensed affiliate or to acquire a substantial portion of its assets related to licensable services;

•	a requirement that WellPoint guarantee the contractual and financial obligations of its licensed affiliates; and

•	a requirement that WellPoint indemnify the Blue Cross Blue Shield Association against any claims asserted against it resulting from the contractual and financial obligations of any subsidiary that serves as a fiscal intermediary providing administrative services for Medicare Parts A and B.

Failure to comply with the foregoing requirements could result in a termination of the license agreements.

The standards under the license agreements may be modified in certain instances by the Blue Cross Blue Shield Association. For example, from time to time there have been proposals considered by the Blue Cross Blue Shield Association to modify the terms of the license agreement to restrict various potential business activities of licensees. These proposals have included, among other things, a limitation on the ability of a licensee to make its provider networks available to insurance carriers or other entities not holding a Blue Cross Blue Shield license. To the extent that such amendments to the license agreement are adopted in the future, they could have a material adverse effect on WellPoint’s future expansion plans or results of operations.

Upon the occurrence of an event causing termination of the license agreements, WellPoint would no longer have the right to use the Blue Cross and Blue Shield names and marks in one or more of its geographic territories. Furthermore, the Blue Cross Blue Shield Association would be free to issue a license to use the Blue Cross and Blue Shield names and marks in these states to another entity. Events that could cause the termination of a license agreement with the Blue Cross Blue Shield Association include failure to comply with minimum capital requirements imposed by the Blue Cross Blue Shield Association, a change of control or violation of the Blue Cross Blue Shield Association ownership limitations on WellPoint’s capital stock, impending financial insolvency and the appointment of a trustee or receiver or the commencement of any action against WellPoint seeking its dissolution. WellPoint believes that the Blue Cross and Blue Shield names and marks are valuable identifiers of its products and services in the marketplace. Accordingly, termination of the license agreements could have a material adverse effect on WellPoint’s business, financial condition and results of operations.

WellPoint’s investment portfolios are subject to varying economic and market conditions, as well as regulation. If WellPoint fails to comply with these regulations, it may be required to sell certain investments.

The market values of WellPoint’s investments vary from time to time depending on economic and market conditions. For various reasons, WellPoint may sell certain of its investments at prices that are less than the carrying value of the investments. In addition, in periods of declining interest rates, bond calls and mortgage loan prepayments generally increase, resulting in the reinvestment of these funds at the then lower market rates. WellPoint cannot assure you that its investment portfolios will produce positive returns in future periods. WellPoint’s regulated subsidiaries are subject to state laws and regulations that require diversification of its investment portfolios and limit the amount of investments in certain riskier investment categories, such as below-investment-grade fixed income securities, mortgage loans, real estate and equity investments, which could generate higher returns on WellPoint’s investments. Failure to comply with these laws and regulations might cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and risk-based capital, and, in some instances, require the sale of those investments.

As a Medicare fiscal intermediary, WellPoint is subject to complex regulations. If WellPoint fails to comply with these regulations, it may be exposed to criminal sanctions and significant civil penalties.

Like a number of other Blue Cross and Blue Shield companies, WellPoint serves as a fiscal intermediary for the Medicare program, which generally provides coverage for persons who are 65 or older and for persons with end-stage renal disease. Part A of the Medicare program provides coverage for services provided by hospitals, skilled nursing facilities and other health care facilities. Part B of the Medicare program provides coverage for services provided by physicians, physical and occupational therapists and other professional providers. Part B also includes coverage for durable medical equipment such as diabetic supplies and wheelchairs. WellPoint’s subsidiaries, United Government Services, LLC, AdminaStar Federal, Inc., Anthem Health Plans of Maine, Inc., Anthem Health Plans of New Hampshire, Inc., and Blue Cross and Blue Shield of Georgia collectively serve as the second largest Medicare contractor for fiscal intermediary services. As a fiscal intermediary, WellPoint receives reimbursement for certain costs and expenditures, which is subject to adjustment upon audit by the federal Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration). The laws and regulations governing fiscal intermediaries for the Medicare program are complex, subject to interpretation and can expose a fiscal intermediary to penalties for non-compliance. Fiscal intermediaries may be subject to criminal fines, civil penalties or other sanctions as a result of such audits or reviews.

Regional concentrations of WellPoint’s businesses may subject WellPoint to economic downturns in those regions.

WellPoint’s business operations include or consist of regional companies located in the Midwest, East, West and South, with most of WellPoint’s revenues generated in the states of California, Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri, Nevada, New Hampshire, Ohio, Virginia and Wisconsin. Due to this concentration of business in a small number of states, WellPoint is exposed to potential losses resulting from the risk of an economic downturn in these states. If economic conditions in these states deteriorate, WellPoint may experience a reduction in existing and new business, which could have a material adverse effect on WellPoint’s business, financial condition and results of operations.

Large-scale medical emergencies may have a material adverse effect on WellPoint’s business, financial condition and results of operations.

Following the terrorist attacks of September 11, 2001, there have been various incidents of suspected bioterrorist activity in the United States. To date, these incidents have resulted in related isolated incidents of illness and death. However, federal and state law enforcement officials have issued warnings about additional potential terrorist activity involving biological and other weapons. If the United States were to experience more widespread bioterrorist or other attacks, WellPoint’s covered medical expenses could rise and it would experience a material adverse effect on its business, financial condition, and results of operations.

WellPoint has built a significant portion of its current business through mergers and acquisitions and expects to pursue acquisitions in the future.

The following are some of the risks associated with acquisitions that could have a material adverse effect on WellPoint’s business, financial condition and results of operations:

•	some of the acquired businesses may not achieve anticipated revenues, earnings or cash flow;

•	WellPoint may assume liabilities that were not disclosed to it or for which it underestimates;

•	WellPoint may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

•	acquisitions could disrupt WellPoint’s ongoing business, distract management, divert resources and make it difficult to maintain its current business standards, controls and procedures;

•	WellPoint may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of its shareholders;

•	WellPoint may also incur additional debt related to future acquisitions; and

•	WellPoint would be competing with other firms, some of which may have greater financial and other resources, to acquire attractive companies.

WellPoint has substantial indebtedness outstanding and may incur additional indebtedness in the future. As a holding company, it is not able to repay its indebtedness except through dividends from subsidiaries, some of which are restricted in their ability to pay such dividends under applicable insurance law and undertakings. Such indebtedness could also adversely affect WellPoint’s ability to pursue desirable business opportunities.

WellPoint currently intends to incur up to approximately $2.7 billion in debt to finance a portion of the cash payments to be made to WellChoice’s stockholders in the merger and the transaction costs associated with the merger. WellPoint may also incur additional indebtedness in the future for other corporate purposes. In 2004, WellPoint incurred significant indebtedness in connection with the acquisition of WellPoint Health Networks, Inc. Upon completion of the merger with WellChoice, WellPoint could incur significant additional indebtedness to fund the cash portion of the transaction. If WellPoint incurs this additional indebtedness, then WellPoint may need to apply a significant amount of its cash flow toward the payment of interest and principal. WellPoint’s operations might not generate sufficient cash flow to cover required interest and principal payments.

WellPoint has substantial indebtedness outstanding and currently has available borrowing capacity under its credit facilities of an additional $1.6 billion. WellPoint may also incur additional indebtedness in the future.

WellPoint’s current debt service obligations require it to use a portion of its cash flow to pay interest and principal on debt instead of for other corporate purposes, including funding future expansion. If WellPoint’s cash flow and capital resources are insufficient to service its debt obligations, WellPoint may be forced to seek extraordinary dividends from its subsidiaries, sell assets, seek additional equity or debt capital or restructure its debt. However, these measures might be unsuccessful or inadequate in permitting WellPoint to meet scheduled debt service obligations.

As a holding company, WellPoint has no operations and is dependent on dividends from its subsidiaries for cash to fund its debt service and other corporate needs. WellPoint’s subsidiaries are separate legal entities. Furthermore, its subsidiaries are not obligated to make funds available to it, and creditors of WellPoint’s subsidiaries will have a superior claim to certain of its subsidiaries’ assets. State insurance laws restrict the ability of WellPoint’s regulated subsidiaries to pay dividends and in some states WellPoint has made special undertakings that may limit the ability of our regulated subsidiaries to pay dividends. In addition, WellPoint’s subsidiaries’ ability to make any payments to it will also depend on their earnings, the terms of their indebtedness, business and tax considerations and other legal restrictions. WellPoint cannot assure you that its subsidiaries will be able to pay dividends or otherwise contribute or distribute funds to it in an amount sufficient to pay the principal of or interest on the indebtedness owed by WellPoint. Indebtedness could also limit WellPoint’s ability to pursue desirable business opportunities, and may affect its ability to maintain an investment grade rating for its indebtedness.

WellPoint may also incur future debt obligations that might subject it to restrictive covenants that could affect its financial and operational flexibility. WellPoint’s breach or failure to comply with any of these covenants could result in a default under its credit agreements. If WellPoint defaults under its credit agreements, the lenders could cease to make further extensions of credit or cause all of WellPoint’s outstanding debt obligations under its credit agreements to become immediately due and payable, together with accrued and unpaid interest. If the indebtedness under the notes or credit agreements is accelerated, WellPoint may be unable to repay or finance the amounts due.

Any additional indebtedness incurred by WellPoint may adversely affect its ability to finance operations. Further, any additional indebtedness may affect WellPoint’s ability to maintain an investment grade rating for its indebtedness, which could have a material adverse effect on WellPoint’s financial condition and operations.

WellPoint faces intense competition to attract and retain employees.

WellPoint is dependent on retaining existing employees, attracting and retaining additional qualified employees to meet current and future needs and achieving productivity gains from its investment in technology. WellPoint faces intense competition for qualified employees, especially information technology personnel and other skilled professionals, and there can be no assurance that it will be able to attract and retain such employees or that such competition among potential employers will not result in increasing salaries. There also can be no assurance that an inability to retain existing employees or attract additional employees will not have a material adverse effect on WellPoint’s business, financial condition and results of operations.

The failure to effectively maintain and modernize WellPoint’s operations in an Internet environment could adversely affect its business.

WellPoint’s business depends significantly on effective information systems, and it has many different information systems for its various businesses. WellPoint’s information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and changing customer preferences. In addition, WellPoint may from time to time obtain significant portions of its systems-related or other services or facilities from independent third parties, which may make WellPoint operations vulnerable to such third parties’ failure to perform adequately. As a result of WellPoint’s merger and acquisition activities, it has acquired additional systems. WellPoint’s failure to maintain effective and efficient information systems, or its failure to efficiently and effectively consolidate its information systems to eliminate redundant or obsolete applications, could have a material adverse effect on WellPoint’s business, financial condition and results of operations.

Also, like many of WellPoint’s competitors in the health benefits industry, WellPoint’s vision for the future includes becoming a premier e-business organization by modernizing interactions with customers, brokers, agents, employees and other stakeholders through web-enabling technology and redesigning internal operations. WellPoint is developing its e-business strategy with the goal of becoming widely regarded as an e-business leader in the health benefits industry. The strategy includes not only sales and distribution of health benefits products on the Internet, but also implementation of advanced self-service capabilities benefiting customers, agents, brokers, partners and employees. There can be no assurance that WellPoint will be able to realize successfully its e-business vision or integrate e-business operations with its current method of operations. The failure to develop successful e-business capabilities could result in competitive and cost disadvantages to WellPoint as compared to its competitors.

WellPoint may experience difficulties in integrating the businesses of Anthem, Inc. and WellPoint Health Networks Inc., which could cause WellPoint to lose many of the anticipated potential benefits of the merger between Anthem, Inc. and WellPoint Health Networks Inc.

WellPoint acquired WellPoint Health Networks Inc. in 2004 because WellPoint believed that the merger will be beneficial to WellPoint. Continuing to achieve the anticipated benefits of the merger will depend in part upon whether the two companies integrate their businesses in an efficient and effective manner. WellPoint may not be able to accomplish this integration process smoothly or successfully. The necessity of coordinating geographically separated organizations and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration of certain operations following the merger will continue to require the dedication of significant management resources, which may temporarily distract management’s attention from the company’s day-to-day business. WellPoint may not achieve the expected level of synergies anticipated by this transaction. Because of the complex nature of the integration process, WellPoint cannot provide any assurances regarding the ultimate success of these integration activities. Any inability of WellPoint’s management to successfully integrate the operations could have a material adverse effect on WellPoint’s business, results of operations and financial condition.

Indiana law, and other applicable laws, and WellPoint’s articles of incorporation and bylaws, may prevent or discourage takeovers and business combinations that WellPoint’s shareholders might consider in their best interests.

Indiana law and WellPoint’s articles of incorporation and bylaws may delay, defer, prevent or render more difficult a takeover attempt that WellPoint’s shareholders might consider in their best interests. For instance, they may prevent WellPoint shareholders from receiving the benefit from any premium to the market price of WellPoint’s common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of WellPoint’s common stock if they are viewed as discouraging takeover attempts in the future.

After the merger, WellPoint will continue to be regulated as an insurance holding company and will continue to be subject to the insurance holding company acts of the states in which WellPoint’s and WellChoice’s insurance company subsidiaries are domiciled, as well as similar provisions included in the health statutes and regulations of certain states where these subsidiaries are regulated as managed care companies or HMOs. The insurance holding company acts and regulations and these similar health provisions restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes and regulations, without such approval (or an exemption), no person may acquire any voting security of a domestic insurance company or HMO, or an insurance holding company which controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would “control” the insurance holding company, insurance company or HMO. “Control” is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

In addition to the restrictions described above, under the Indiana demutualization law, for a period of five years following November 2, 2001, the effective date of WellPoint’s demutualization, no person may acquire beneficial ownership of 5% or more of the outstanding shares of WellPoint’s common stock without the prior approval of the Indiana Insurance Commissioner and WellPoint’s board of directors. Any WellPoint shares acquired in violation of this restriction, including shares acquired by WellChoice stockholders in the merger that constitute 5% or more of the outstanding shares of WellPoint common stock immediately after the merger without the prior approval of the Indiana Insurance Commissioner and WellPoint’s board of directors, may not be voted at any shareholders’ meeting. This restriction does not apply to acquisitions made by WellPoint or made pursuant to an employee benefit plan or employee benefit trust sponsored by WellPoint. The Indiana Insurance Commissioner has adopted rules under which passive institutional investors could purchase 5% or more but less than 10% of WellPoint’s outstanding common stock with the prior approval of WellPoint’s board of directors and prior notice to the Indiana Insurance Commissioner.

WellPoint’s articles of incorporation restrict the beneficial ownership of its capital stock in excess of specific ownership limits. The ownership limits restrict beneficial ownership of WellPoint’s voting capital stock to less than 10% for institutional investors and less than 5% for non-institutional investors, both as defined in WellPoint’s articles of incorporation. Additionally, no person may beneficially own shares of WellPoint common stock representing a 20% or more ownership interest in WellPoint. These restrictions are intended to ensure WellPoint’s compliance with the terms of its licenses with the Blue Cross Blue Shield Association. By agreement between WellPoint and the Blue Cross Blue Shield Association, these ownership limits may be increased. WellPoint’s articles of incorporation prohibit ownership of WellPoint capital stock beyond these ownership limits without prior approval of a majority of WellPoint’s continuing directors (as defined in WellPoint’s articles of incorporation).

Certain other provisions included in WellPoint’s articles of incorporation and bylaws may also have anti-takeover effects and may delay, defer or prevent a takeover attempt that WellPoint’s shareholders might consider in their best interests. In particular, WellPoint’s articles of incorporation and bylaws: permit WellPoint’s board of directors to issue one or more series of preferred stock; divide WellPoint’s board of directors into three classes serving staggered three-year terms; restrict the maximum number of directors; limit the ability of shareholders to remove directors; impose restrictions on shareholders’ ability to fill vacancies on WellPoint’s board of directors; prohibit shareholders from calling special meetings of shareholders; impose advance notice requirements for shareholder proposals and nominations of directors to be considered at meetings of shareholders; and impose restrictions on shareholders’ ability to amend WellPoint’s articles of incorporation and bylaws.

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including the annexes and exhibits hereto, and the other documents incorporated by reference in this proxy statement/prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this proxy statement/prospectus referring to WellPoint or WellChoice, including the appendices attached to this proxy statement/prospectus and included herein by reference, and may include statements regarding the period following completion of the merger. These statements are intended to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are based on current expectations or projections about operations, industry, financial condition and liquidity. Words such as “may,” “could,” “will,” “should,” “plan,” “predict,” “potential,” “anticipate,” “continue,” “estimate,” “expect,” “project,” “intend,” “believe” and variations thereof or words and terms of similar substance used in connection with any discussion of future operating or financial performance, the merger or our businesses, identify forward-looking statements. You should note that the discussion of WellPoint’s and WellChoice’s reasons for the merger and the description of WellChoice’s financial advisor’s opinion, as well as other portions of this proxy statement/prospectus, contain many forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward-looking expectations may have changed as of the date of this proxy statement/prospectus. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Therefore, actual results could differ materially and adversely from these forward-looking statements.

Health benefits companies operate in a highly competitive, constantly changing environment that is significantly influenced by aggressive marketing and pricing practices of competitors, regulatory oversight and organizations that have resulted from business combinations. In addition to the risk factors identified elsewhere in this proxy statement/prospectus, the following is a summary of factors, the results of which, either individually or in combination, if markedly different from WellPoint’s and WellChoice’s planning assumptions, could cause WellPoint’s and WellChoice’s results to differ materially from those expressed in any forward-looking statements contained in this proxy statement/prospectus, including the Annexes attached to this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus:

•	trends in health care costs and utilization rates;

•	the ability to secure sufficient premium rate increases;

•	competitor pricing below market trends of increasing costs;

•	increased government regulation of health benefits and managed care;

•	significant acquisitions or divestitures by major competitors;

•	introduction and utilization of new prescription drugs and technology;

•	a downgrade in our financial strength ratings;

•	litigation targeted at health benefits companies;

•	the ability to contract with providers consistent with past practice;

•	other potential uses of cash in the future that present attractive alternatives to share repurchases;

•	the ability to achieve expected synergies and operating efficiencies in the WHN merger within the expected time frames or at all and to successfully integrate WellPoint’s and WHN’s operations;

•	difficulties related to the integration of the business of WellPoint and WHN may be greater than expected;

•	revenues following the WHN merger may be lower than expected;

•	operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the WHN merger;

•	the ability to achieve expected synergies and operating efficiencies in the merger within the expected time frames or at all and to successfully integrate WellPoint and WellChoice’s operations;

•	the ability to meet expectations regarding repurchases of shares of WellPoint’s common stock;

•	difficulties related to the integration of the business of WellPoint and WellChoice may be greater than expected;

•	revenues following the merger may be lower than expected;

•	operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger;

•	the regulatory approvals required for the merger may not be obtained on the terms expected or on the anticipated schedule;

•	the ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the merger consideration;

•	the level of realization, if any, of expected cost savings and other synergies from the merger;

•	future bio-terrorist activity or other potential public health epidemics; and

•	general economic downturns.

Because such forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. WellChoice stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to WellPoint or WellChoice or any person acting on either company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither WellPoint nor WellChoice undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE WELLCHOICE SPECIAL MEETING

This section contains information from WellChoice for WellChoice’s stockholders about the special meeting of stockholders that WellChoice has called to consider and adopt the merger agreement.

Together with this proxy statement/prospectus, WellChoice is also sending you a notice of the WellChoice special meeting and a form of proxy that is solicited by WellChoice’s board of directors for use at the WellChoice special meeting to be held on December 28, 2005, at the Hilton Times Square, 234 West 42nd Street, New York, New York, at 9:00 a.m., local time, and any adjournments or postponements of the meeting.

Matters to be Considered

The purpose of the WellChoice special meeting is to consider and to vote on a proposal to adopt the Agreement and Plan of Merger, dated as of September 27, 2005, among WellPoint, WellPoint Holding Corp., a direct wholly owned subsidiary of WellPoint, and WellChoice.

You may be asked to vote upon other matters that may properly be submitted to a vote at the WellChoice special meeting. You also may be asked to vote on a proposal to adjourn or postpone the WellChoice special meeting.

Proxies

Each copy of this proxy statement/prospectus mailed to WellChoice stockholders is accompanied by a form of proxy with voting instructions for submission by mail. You should complete and return the proxy card accompanying this proxy statement/prospectus in order to ensure that your vote is counted at the WellChoice special meeting, or any adjournment or postponement thereof, regardless of whether or not you plan to attend the special meeting.

WellChoice stockholders may revoke their proxies at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Secretary of WellChoice prior to the voting of such proxy;

•	submitting a properly executed proxy of a later date; or

•	voting in person at the special meeting; however, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are not held in street name, written notices of revocation and other communications regarding the revocation of your proxy should be addressed to:

WellChoice, Inc.

11 West 42nd Street

New York, New York 10036

Attention: Seth I. Truwit, Secretary

as early as possible to ensure that the notice of revocation reaches WellChoice at the above address prior to the date of the special meeting.

If your shares are held in street name, you should follow the instructions of your broker or bank regarding revocation of proxies.

All shares represented by valid proxies that WellChoice receives through this solicitation, and that are not revoked, on a timely basis, will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares to be voted before signing and returning it, your proxy will be voted “FOR” the adoption of the merger agreement and the transactions contemplated by the merger agreement. The WellChoice board of directors is currently unaware of any other matters that may be presented for action at the special meeting. If other matters properly come before the special meeting, or any adjournment or postponement thereof, WellChoice intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

WellChoice stockholders should NOT send stock certificates with their proxy cards.

Voting of Fund Shares

The Fund holds approximately 62% of the outstanding shares of WellChoice common stock as of the record date. Under the terms of a voting agreement, dated as of September 27, 2005, entered into between the Fund and WellPoint (which is referred to in this proxy statement/prospectus as the voting agreement), the Fund has agreed to vote or cause to be voted all of its shares of WellChoice common stock in favor of the adoption of the merger agreement, subject to certain exceptions.

Solicitation of Proxies; Expenses of Solicitation

WellPoint and WellChoice will share equally the costs of filing, printing and mailing this proxy statement/prospectus for the special meeting. In addition to solicitation by mail, directors, officers and regular employees of WellChoice or its subsidiaries may solicit proxies from stockholders by telephone, telegram, e-mail, personal interview or other means. WellPoint and WellChoice currently expect not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with a merger agreement. Directors, officers and employees of WellPoint and WellChoice will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out of pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers and such nominees will be reimbursed for their reasonable out of pocket expenses.

Record Date

WellChoice has fixed the close of business on November 18, 2005, as the record date for determining the WellChoice stockholders entitled to receive notice of and to vote at the WellChoice special meeting or any adjournment or postponement thereof. At that time, 84,374,865 shares of WellChoice common stock were outstanding, held by approximately 64 holders of record.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of WellChoice common stock, including the one outstanding share of WellChoice Class B common stock (which has no special or “super” vote with respect to the merger), entitled to vote thereon is necessary to constitute a quorum at the special meeting. Because the Fund holds approximately 62% of WellChoice outstanding common stock (including the one outstanding share of Class B common stock), its presence at the meeting, whether in person, by proxy or otherwise, will determine the presence of a quorum for the special meeting. Under the applicable New York Stock Exchange rules, brokers or members who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote those shares with respect to adopting the merger agreement without specific instructions from such customers. An unvoted proxy submitted by a broker is sometimes referred to as a “broker non-vote.”

The actions proposed in this proxy statement/prospectus are not matters that can be voted on by brokers holding shares for beneficial owners without the owners’ specific instructions. If you do not instruct your broker, bank or other nominee, they will not be able to vote your shares, such failure to vote is a broker non-vote. Accordingly, if a broker or bank holds your shares you are urged to instruct your broker or bank on how to vote your shares.

The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of WellChoice common stock and Class B common stock entitled to vote thereon, voting together as a single class, outstanding as of the record date. The Fund, which holds approximately 62% of WellChoice’s outstanding shares, has already agreed with WellPoint to vote or cause to be voted, subject to certain exceptions, all of the shares it owns in favor of the merger. The affirmative vote of the Fund will be sufficient to adopt the merger agreement. You are entitled to one vote for each share of WellChoice common stock you held as of the record date.

As of the record date:

•	Directors and executive officers of WellChoice and their affiliates beneficially owned or had the right to vote less than 1% of the WellChoice common stock outstanding on that date.

•	To WellChoice’s knowledge, directors and executive officers of WellChoice and their affiliates have indicated that they intend to vote their shares of WellChoice common stock in favor of the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Recommendation of the Board of Directors

The WellChoice board of directors has unanimously determined that the terms of the merger, the merger agreement and the other transactions contemplated thereby are advisable, fair to and in the best interests of WellChoice and its stockholders and unanimously recommends that you vote “FOR” the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

See “THE MERGER—WellChoice’s Reasons for the Merger; Recommendation of WellChoice’s Board of Directors” on page 54 for a more detailed discussion of the WellChoice board of directors’ recommendation.

Attending the Meeting

If you are a beneficial owner of WellChoice common stock held by a broker, bank or other holder of record, you will need proof of ownership to be admitted to the special meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of WellChoice common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other holder of record who holds your shares.

Revocation of Proxies

You may revoke your proxy at any time prior to its use by delivering it to the Secretary of WellChoice, at WellChoice’s offices at 11 West 42nd Street, New York, New York 10036, a signed notice of revocation bearing a date later than the date of the proxy stating that the proxy is revoked or by granting a duly executed new, signed proxy bearing a later date, or if you are a holder of record by attending the special meeting and voting in person. However, simply attending the special meeting without voting will not revoke your proxy. If you hold your shares in “street name,” you must get a proxy from your broker, bank or other custodian to vote your shares in person at the special meeting.

Householding

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement/prospectus may have been sent to multiple stockholders in your household. WellChoice will promptly deliver a separate copy of this proxy statement/prospectus, including the attached annexes to you if you write to WellChoice, Inc., 11 West 42nd Street, New York, New York 10036, Attention: Investor Relations or call

Investor Relations at (212) 476-7800. If you wish to receive separate copies of an annual report or proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact WellChoice, as applicable, at the above address and phone number.

The matters to be considered at the special meeting are of great importance to the stockholders of WellChoice. Accordingly, you are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

Stockholders should not send any stock certificates at this time. A transmittal form with instructions for the surrender of stock certificates for WellChoice common stock will be mailed to you as soon as practicable after completion of the merger.

INFORMATION ABOUT THE COMPANIES

WellPoint, Inc.

120 Monument Circle

Indianapolis, Indiana 46204

(317) 488-6000

WellPoint is the largest publicly traded commercial health benefits company in terms of membership in the United States, serving approximately 29 million medical members as of September 30, 2005. WellPoint is an independent licensee of the Blue Cross Blue Shield Association, or BCBSA, an association of independent health benefit plans, and serves its members as the Blue Cross licensee for California and as the Blue Cross and Blue Shield, or BCBS, licensee for twelve other states: Colorado, Connecticut, Georgia, Indiana, Kentucky, Maine, Missouri (excluding 30 counties in the Kansas City area), Nevada, New Hampshire, Ohio, Virginia (excluding the immediate suburbs of Washington, D.C.), and Wisconsin. WellPoint also serves customers throughout various parts of the United States as HealthLink and UniCare. WellPoint is licensed to conduct insurance operations in all 50 states and Puerto Rico through its subsidiaries.

WellPoint offers a broad spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets. Its managed care plans include preferred provider organizations, or PPOs, health maintenance organizations, or HMOs, point-of-service plans, or POS plans, traditional indemnity plans and other hybrid plans, including consumer directed, hospital only and limited benefit products. In addition, WellPoint provides a broad array of managed care services to self-funded customers, including claims processing, underwriting, stop loss insurance, actuarial services, provider network access, medical cost management and other administrative services. WellPoint also provides an array of specialty and other products and services including pharmacy benefit management, group life and disability insurance, dental, vision, behavioral health benefits, workers compensation and long-term care insurance. For its insured products, WellPoint charges a premium and assumes all or a majority of the health care risk. Under self-funded and partially insured products, WellPoint charges a fee for services, and the employer or plan sponsor reimburses it for all or a majority of the health care costs. Approximately 93% of WellPoint’s total operating revenue for the nine months ended September 30, 2005 was derived from premium income, while approximately 7% was derived from administrative services and other revenues.

WellPoint’s managed care plans and products are designed to encourage providers and members to participate in quality, cost-effective health benefit plans by using the full range of WellPoint’s innovative medical management services, quality initiatives and financial incentives. WellPoint’s leading market share enables it to realize the long-term benefits of investing in preventive and early detection programs. WellPoint’s ability to provide cost-effective health benefits products and services is enhanced through a disciplined approach to internal cost containment, prudent management of its risk exposure and successful integration of acquired businesses.

For more information on WellPoint, see “WHERE YOU CAN FIND MORE INFORMATION” on page 115.

WellChoice, Inc.

11 West 42nd Street

New York, New York 10036

(212) 476-7800

WellChoice is the largest health insurance company in the State of New York based on PPO and HMO membership. As of September 30, 2005, WellChoice served approximately 5 million members through its service areas. WellChoice’s service areas include 10 downstate New York counties, which are referred to as the “New York City metropolitan area,” and where WellChoice holds a leading market position covering over 22% of the population, 18 counties in upstate New York and 16 counties in New Jersey.

WellChoice has the exclusive right to use the Blue Cross and Blue Shield names and marks for all of its health benefits products in ten counties in the New York City metropolitan area and in six counties in upstate New York and the non-exclusive right to use these names and marks in one upstate New York county. In addition, WellChoice has an exclusive right to use only the Blue Cross names and marks in seven counties in its upstate New York service area and a non-exclusive right to use only the Blue Cross names and marks in an additional four upstate New York counties. WellChoice’s membership in the Blue Cross Blue Shield Association also enables it to provide its PPO, EPO and indemnity members access to the national network of providers through the BlueCard program. This program allows these members access to in-network benefits through the networks of Blue Cross Blue Shield plans throughout the United States and over 200 foreign countries and territories. Substantially all of WellChoice’s revenues, and nearly all of its membership, is derived from the sale of its Blue Cross Blue Shield products and services.

After the merger, WellChoice intends to continue to grow its business in its local markets, particularly in the small group and middle market customer segment, by maintaining, developing and offering the broad continuum of managed care products that the New York market demands. Generally, the breadth and flexibility of WellChoice’s benefit plan options are designed to appeal to a variety of employer groups and individuals with differing product and service preferences. Future product variations will include freedom in selecting providers, cost sharing, scope of coverage and the degree of medical management.

For more information on WellChoice, see “WHERE YOU CAN FIND MORE INFORMATION” on page 115.

THE MERGER

The following discussion contains material information pertaining to the merger. This discussion is subject, and qualified in its entirety by reference, to the merger agreement and the financial advisor opinion attached as appendices to this proxy statement/prospectus. We urge you to read and review those entire documents as well as the discussion in this proxy statement/prospectus.

General

This section provides material information about the merger of WellPoint and WellChoice and the circumstances surrounding the merger. The next sections of this proxy statement/prospectus, entitled “THE MERGER AGREEMENT” and “THE VOTING AGREEMENT” beginning on pages 76 and 91, respectively, have additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating the merger agreement.

At the WellChoice special meeting, WellChoice stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement. The adoption of the merger agreement will constitute the adoption of the transactions it contemplates, including, among others, the merger of WellChoice with and into WellPoint Holding Corp., a direct wholly owned subsidiary of WellPoint.

We are furnishing this proxy statement/prospectus to WellChoice stockholders in connection with the solicitation of proxies by the board of directors of WellChoice for use at its special meeting of stockholders and any adjournment or postponement of the meetings.

Structure

The merger agreement provides for the merger of WellChoice with and into WellPoint Holding Corp., a Delaware corporation and a direct wholly owned subsidiary of WellPoint. Upon the completion of the merger, the separate corporate existence of WellChoice will cease and WellPoint Holding Corp. will continue as the surviving entity. Alternatively, in lieu of WellChoice being merged with and into WellPoint Holding Corp., if WellPoint elects the Reverse Merger Election, pursuant to which WellPoint Holding Corp. will be merged with and into WellChoice, WellChoice will continue as the surviving entity.

The merger agreement provides that each share of WellChoice common stock issued and outstanding immediately prior to the effective time of the merger, other than (i) WellChoice treasury shares, (ii) shares of WellChoice common stock owned by WellPoint or WellPoint Holding Corp., (iii) dissenting shares, and (iv) subsidiary held stock (as each term is defined in the merger agreement), will be converted into the right to receive (x) $38.25 in cash, without interest, and (y) 0.5191 shares of WellPoint common stock, par value $0.01 per share. Upon completion of the merger, all shares of WellChoice common stock will no longer be outstanding and will be automatically canceled and cease to exist.

WellPoint will account for the merger as a purchase for financial reporting purposes. See “ACCOUNTING TREATMENT” on page 93. The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), so that you will recognize gain (but not loss) for United States federal income tax purposes as a result of the merger to the extent of any cash received as part of the merger consideration. The merger is conditioned on the receipt of legal opinions that the merger will qualify as a reorganization for United States federal income tax purposes. If this condition is not satisfied, WellPoint has the right to complete the merger in a manner that is fully taxable to you. For a more complete discussion of the United States federal income tax consequences of the merger, see “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” on page 94.

Background of the Merger

At various times over the years, WellPoint’s board of directors has engaged with senior management in strategic reviews, including reviews of affiliation opportunities for WellPoint. As part of these reviews, publicly available background information on WellChoice and the strategic and financial opportunities of a combination of WellPoint and WellChoice were presented and discussed. Early in 2005, Mr. Larry C. Glasscock, President and Chief Executive Officer of WellPoint, contacted Dr. Stocker with respect to a potential business combination transaction involving the two companies.

Beginning in December 2004, WellChoice’s management and its financial advisor, Lazard Frères & Co. LLC, considered WellChoice’s long-term prospects, including its long-term financial plan, as a stand-alone company as well as various strategic opportunities. These included niche acquisitions to gain capabilities (such as additional capabilities in the consumer directed health marketplace), strategic acquisitions of other health insurers, stock repurchases and the sale of the company (to companies in the financial services industry or to another health insurer). Lazard Frères presented the results of this analysis at a special meeting of the WellChoice board of directors on February 1, 2005. At this meeting, Dr. Stocker reported that Mr. Glasscock had contacted him to discuss a possible transaction between the companies.

At the regularly scheduled meeting of the WellChoice board of directors on February 2, 2005, as part of its review and analysis of a potential acquisition, WellChoice’s board of directors formed a Pricing Committee to consider strategic alternatives.

At a regularly scheduled board meeting on February 2, 2005, management of WellPoint provided its board of directors with a general update of corporate development activities, including an update on the status of a potential transaction with WellChoice.

At a regularly scheduled board meeting on March 16, 2005, management of WellPoint provided its board of directors with another general update of corporate development activities, including an update on the status of a potential transaction with WellChoice.

At the regularly scheduled meeting of the WellChoice board of directors on March 23, 2005, management updated the board of directors as to potential strategic transactions. WellChoice management also informed the board of an indication of interest that had been informally expressed by an additional “Blue plan”.

At the regularly scheduled meeting of the WellChoice board of directors on April 20, 2005, Lazard Frères made a presentation to the WellChoice board of directors regarding valuation of the company on a stand-alone basis. In addition, management updated the board of directors as to the potential impact to WellChoice of the proposed “national best efforts” rule that the Blue Cross Blue Shield Association was expected to soon adopt, that would mandate that all Blue plans have at least two-thirds of their health-related business branded “Blue”. Management also again updated the board of directors as to the potential strategic transactions, including an update on the status of discussions with WellPoint. In particular, Dr. Stocker informed the board of directors that, following the March 23, 2005 board meeting, he had further discussions with Mr. Glasscock regarding a possible merger of WellChoice with and into WellPoint, but that Mr. Glasscock was hesitant to proceed with such discussions prior to the resolution of several key issues, including the Consumer’s Union litigation and the controversy over the New York State Comptroller’s role in approving certain actions of the Fund. At that meeting, the WellChoice board of directors authorized management to proceed with discussions with WellPoint and the other Blue plan that had expressed interest in acquiring WellChoice.

During the period following that meeting, as directed by the board of directors, WellChoice management continued discussions with WellPoint and the other Blue plan.

At a regularly scheduled board of directors meeting on May 25, 2005, management of WellPoint provided its board of directors with a general update of corporate development activities, including an update on the status of discussions with WellChoice and the board of directors directed management to proceed with more detailed discussions with and due diligence of WellChoice.

On May 26, 2005, WellChoice and WellPoint management, along with certain of their legal advisors, met in Indianapolis, Indiana. During this meeting, the group discussed a potential transaction.

Following the May 26, 2005 meeting, several discussions took place between WellChoice and WellPoint management. On June 7, 2005, Mr. Glasscock expressed to Dr. Stocker an interest in moving forward with a transaction and gave an initial indication of price.

As discussions continued with the other Blue plan, that Blue plan determined that it would be difficult to proceed with a transaction at a price acceptable to the WellChoice board of directors. WellChoice management continued discussions with WellPoint.

On June 14, 2005, a special meeting of the WellChoice board of directors was called to discuss the potential transaction with WellPoint. At that meeting, management discussed several issues related to the transaction, and Lazard Frères made an updated valuation presentation. At this meeting, the WellChoice board of directors determined that WellPoint’s initial indication of price was sufficient for the parties to begin due diligence. On June 15, 2005, WellChoice and WellPoint entered into customary confidentiality agreements.

On June 16, 2005, the Blue Cross Blue Shield Association passed the “national best efforts” rule. In addition, the Blue Cross Blue Shield Association increased the reestablishment fee that a Blue plan must pay to the Association in the event its license agreement with the Association is terminated (with limited exceptions) from $25 per member to $80 per member for 2005. During the week of June 20, 2005, several other developments occurred with a positive impact on the potential transaction. In particular, the Consumer’s Union litigation was decided in WellChoice’s favor by the New York State Court of Appeals and legislation was passed clarifying the role of the New York State Comptroller in the management of the Fund.

Starting on June 27, 2005 senior management and legal, financial and other representatives and advisors of WellPoint commenced a due diligence review of WellChoice. This review included meetings between Mr. Glasscock, other members of WellPoint’s senior management and representatives of its financial and legal advisors.

On June 28, 2005, the Fund made a demand in accordance with its Registration Rights Agreement with WellChoice for WellChoice to file a registration statement to enable the Fund to sell-down its ownership interest in WellChoice, as required by the Voting Trust and Divestiture Agreement between WellChoice and the Fund. At this point, WellChoice advised the Fund of the merger discussions with WellPoint and issued a “blackout notice” to the Fund, temporarily suspending the proposed sell-down.

On June 29, 2005, the WellPoint board of directors held a special telephonic meeting to discuss the resolution of the Consumer’s Union litigation in which WellChoice was a defendant and its impact on the potential transaction. During such meeting, WellPoint management updated the board of directors on the potential transaction with WellChoice.

On July 6 and July 7, 2005 in New York, New York, WellChoice’s management presented WellPoint with an overview of WellChoice and WellChoice’s business strategies, plans and forecasts.

Commencing on July 18, 2005, WellChoice management made presentations to the advisors of the Fund, including its financial advisors and representatives of New York State, who began their due diligence on WellChoice in order to assess its value.

On July 19, 2005, the WellPoint board of directors held a special telephonic meeting during which management updated the board as to the terms and financial aspects of the proposed transaction, the status of negotiations with WellChoice, the status of the due diligence review process and on-going steps for the proposed transaction. Representatives of WellPoint’s legal counsel advised the WellPoint board of directors regarding the legal issues presented by the transaction and also reviewed the fiduciary duties of the directors in connection with the proposed transaction. WellPoint’s board of directors authorized its management to make an offer to acquire WellChoice. Later that day, WellPoint delivered its proposal for the transaction to WellChoice, consisting of a payment of $72 per share, with 50% payable in cash and 50% payable in WellPoint stock at a fixed exchange ratio, based on the closing price of WellChoice’s and WellPoint’s stock on the trading day immediately preceding the public announcement of the transaction.

The WellChoice board of directors considered this offer at its meeting on July 20, 2005 and was assisted in its evaluation of the offer by materials presented by Lazard Frères. The board rejected the offer, but authorized management to continue discussions with WellPoint.

On July 22, 2005, WellChoice and its representatives met with the Fund and its representatives and advisors to explain the proposal. Following such meeting, WellPoint had further discussions with WellChoice regarding WellPoint’s interest in retaining Dr. Stocker as part of the transaction.

On July 26, 2005, WellChoice requested that WellPoint provide its “best price” by July 28, 2005, in anticipation of WellChoice’s board meeting on August 2, 2005.

On July 28, 2005, WellPoint reiterated its July 19, 2005 proposal to WellChoice. On the same day, a meeting took place in Albany, New York between WellPoint, WellChoice and representatives and advisors of the Fund, including representatives of New York State, regarding the transaction (though discussions regarding price did not take place). On July 28, 2005, White & Case, LLP, WellPoint’s legal advisor, distributed initial drafts of the merger agreement and the voting agreement to Gibson, Dunn & Crutcher LLP, WellChoice’s legal advisor.

From July 28, 2005 to August 4, 2005, WellPoint, WellChoice, the Fund and their respective legal advisors had extensive negotiations in meetings and conversations regarding the terms of the draft merger agreement and the draft voting agreement.

On July 30, 2005, negotiations took place among advisors to WellChoice, WellPoint and the Fund related to price. On July 31, 2005, WellChoice indicated to WellPoint that WellPoint’s July 19, 2005 proposal was insufficient for WellChoice to proceed with the transaction, but invited Mr. Glasscock to attend WellChoice’s August 2, 2005 board meeting.

On August 2, 2005, WellPoint’s board of directors held a special telephonic meeting to discuss the status of the negotiations between WellPoint and WellChoice at which senior management of WellPoint provided updates to its board of directors regarding the terms and financial aspects of the proposed transaction, the status of negotiations with WellChoice, the status of the on-going due diligence review process and on-going steps for the proposed transaction.

Also on August 2, 2005, the WellChoice Pricing Committee met to discuss the status of the negotiations between WellChoice and WellPoint. Later that day, at the regular meeting of WellChoice’s entire board of directors, Mr. Glasscock accompanied by Angela Braly, WellPoint’s Executive Vice President, General Counsel and Chief Public Affairs Officer, David Colby, WellPoint’s Executive Vice President and Chief Financial Officer, and a representative of its financial advisor, made a presentation regarding the transaction. During this meeting, WellPoint increased its offer to $73 per share, with 50% payable in cash and 50% payable in WellPoint stock at a fixed exchange ratio, based on the closing price of WellChoice’s and WellPoint’s stock on the trading day immediately preceding the public announcement of the transaction. WellPoint informed WellChoice that such offer would expire on August 9, 2005. At such meeting, representatives of WellChoice’s legal counsel made presentations to the board of directors regarding the fiduciary duties of the directors in connection with the transaction and on the terms of the merger agreement.

This proposal was considered at a special meeting of the WellChoice board on August 4, 2005, at which Lazard Frères made an oral presentation with regards to the WellPoint offer. The board unanimously approved the increased merger consideration of $73 per share and the other terms and conditions of the merger, subject to the successful negotiation of the outstanding terms of the merger agreement and the voting agreement. Representatives of WellChoice’s legal counsel again reviewed the board’s fiduciary duties and made an extensive presentation to the board of directors regarding the terms of the merger agreement.

On August 7, 2005, WellChoice management conducted a due diligence conference with the Fund. On August 8, 2005, Mr. Glasscock, Ms. Braly, Mr. Factor (Chairman of the board of directors of the Fund), and representatives of WellPoint’s financial advisors met in South Carolina to discuss the transaction. Later that day, Mr. Glasscock and Ms. Braly traveled to Albany to meet with a representative of New York State on behalf of the Fund.

On August 9, 2005, at a special telephonic meeting, senior management of WellPoint and WellPoint’s financial and legal advisors provided WellPoint’s board of directors with an update of the status of the proposed transaction and the negotiations with WellChoice and the Fund. Later on August 9, 2005, the Fund rejected the offer approved by the WellChoice board on August 4, 2005, at which point, WellPoint formally withdrew its offer and terminated merger discussions with WellChoice.

On August 10, 2005 the Fund sent a letter to WellChoice, which included a letter from representatives of New York State to the Fund, setting forth the price and other conditions to a merger between WellChoice and WellPoint that the Fund would be able to support.

During the month following receipt of the Fund’s August 10, 2005 letter, informal conversations among WellChoice, WellPoint, the Fund and their respective financial and legal advisors took place regarding the possibility of resuming discussions.

At a meeting of the WellChoice board of directors held on September 12, 2005, the board of directors discussed recent developments, which had positively affected the earnings outlook of WellChoice and which could positively impact WellChoice’s results. Lazard Frères was instructed to contact WellPoint’s financial advisor to discuss the new financial projections for WellChoice, and following that contact, several due diligence discussions took place.

Over the next several days, additional discussions among WellChoice, WellPoint and their respective financial advisors took place regarding such recent developments and the effects of such recent developments on the earnings outlook of WellChoice.

On September 19, 2005, WellPoint’s board of directors held a special telephonic meeting at which WellPoint’s senior management and financial and legal advisors updated the WellPoint board of directors regarding the status and financial aspects of the proposed transaction with WellChoice, the strategic reasons for the proposed transaction, the status of WellPoint’s ongoing due diligence review of WellChoice and the status of the documents being negotiated in connection with the proposed transaction.

During the evening of September 19, 2005, WellPoint made a new offer to WellChoice of $75 per share, again with 50% payable in cash and 50% payable in WellPoint stock at a fixed exchange ratio, based on the closing price of WellChoice’s and WellPoint’s stock on the trading day immediately preceding the public announcement of the transaction. On September 20, 2005, financial and legal representatives and advisors of WellPoint, WellChoice and the Fund met at the offices of the Fund’s financial advisor to discuss certain contractual issues with respect to the merger agreement and the voting agreement and financial aspects of the proposed transaction.

The WellChoice Pricing Committee held a special meeting during the evening of September 20, 2005 to discuss the offer. On September 21, 2005, the WellChoice Pricing Committee held another special meeting to continue their discussions from the previous day and recommended that the full board authorize the pursuit of joint negotiations with the Fund. At the regular meeting of the WellChoice board the same day, a resolution was passed which tracked the recommendation of the Pricing Committee.

On September 22, 2005, the board of directors of WellPoint held a special telephonic meeting and received an update from management and WellPoint’s financial advisor on the transaction and discussed the status of the various agreements to be executed in connection with the transaction and the financial aspects of the transaction. Later that day, WellChoice, WellPoint, the Fund and their respective representatives and advisors held a meeting to discuss the transaction. During this meeting, WellPoint increased its offer to $76 per share, again with 50% payable in cash and 50% payable in WellPoint stock at a fixed exchange ratio, based on the closing price of WellPoint’s stock on the trading day immediately preceding the public announcement of the transaction. The Fund, however, rejected this offer and the meeting ended.

Between September 22 and September 25, 2005, a series of discussions took place among WellPoint, WellChoice, the Fund and their respective representatives and advisors in an attempt to agree on an acceptable price and resolve the remaining issues in the merger agreement and the voting agreement. In connection with such discussions, on the evening of September 23, 2005, a representative of the Fund contacted Mr. Glasscock and requested that WellPoint increase its offer to a price equal to $38.25 payable in cash and 0.5226 shares of WellPoint stock, which, based on the closing price of WellPoint stock on September 23, 2005, equaled $77.30 per WellChoice share. This counter-proposal was refused by WellPoint. However, on September 24, 2004, Mr. Glasscock contacted Dr. Stocker and representatives of the Fund to inform them that WellPoint would increase its offer to a price equal to $38 payable in cash and 0.5191 shares of WellPoint stock, which, based on the closing price of WellPoint stock on September 23, 2005, equaled $76.80 per WellChoice share.

At a September 25, 2005 meeting of the WellChoice board, WellPoint’s increased offer was approved, subject to certain conditions. In connection with the deliberation by the WellChoice board of directors, Lazard Frères rendered to the WellChoice board its oral opinion (subsequently affirmed in writing on September 27, 2005), as described under “—Opinion of the WellChoice Financial Advisor—Lazard Frères & Co. LLC,” that, as of the date of its opinion and based upon and subject to the factors, assumptions, procedures, limitations and qualifications set forth in its written opinion and other factors Lazard Frères considered relevant, the merger consideration is fair from a financial point of view to the holders of shares of WellChoice common stock (other than the holders of Excluded Shares (as defined in “—Opinion of the WellChoice Financial Advisor—Lazard Frères & Co. LLC”) and the holder of Class B common stock).

Later on the same day, the Fund indicated that it would reject the increased price that had been offered by WellPoint.

Later on the evening of September 25, 2005, the WellPoint board of directors held a special telephonic meeting. Ms. Braly reviewed in detail with the WellPoint board of directors information regarding the proposed transaction, including a comprehensive overview of the terms of the merger agreement and the voting agreement, copies of which had been distributed to the board prior to such meeting, and representatives of White & Case, LLP, WellPoint’s legal advisor, again reviewed the fiduciary duties of the directors in connection with the proposed transaction. At such meeting, Mr. Glasscock and Mr. Colby and representatives of Goldman, Sachs & Co. (which is referred to in this proxy statement/prospectus as Goldman Sachs), WellPoint’s financial advisor, reviewed in detail the business, financial condition and prospects of WellChoice and the financial aspects of the proposed transaction. Following extensive discussion among WellPoint’s board of directors and WellPoint’s management concerning the transaction, the board of directors of WellPoint authorized an increase to the offer price for WellChoice and unanimously approved the merger agreement, the voting agreement and the transactions contemplated by the merger agreement and the voting agreement, subject to resolution of the remaining issues in such agreements and based on the financial parameters presented to WellPoint’s board of directors.

After this meeting, Mr. Glasscock called Dr. Stocker to inform him that WellPoint would increase its offer to a price equal to $38.25 payable in cash and 0.5191 shares of WellPoint stock which, based on the closing price of WellPoint stock on September 23, 2005, equaled $77.05 per WellChoice share. Dr. Stocker informed Mr. Glasscock that the Fund would be meeting the next morning to consider the offer.

On September 26, 2005, the Fund approved WellPoint’s increased offer subject to the resolution of certain outstanding issues in the merger agreement and the voting agreement. On September 26, 2005, WellPoint, WellChoice, the Fund and their respective legal advisors met at the offices of Sidley Austin Brown & Wood LLP, the Fund’s legal advisor, to resolve the remaining issues in the merger agreement and the voting agreement. At such meeting all but one of the remaining issues were resolved.

The WellPoint board of directors also held a special telephonic meeting during the evening of September 26, 2005 at which Mr. Glasscock, WellPoint’s senior management and financial advisor provided an update to the ongoing negotiations with the Fund. Ms. Braly provided WellPoint’s board of directors with an update of how the final issues were resolved with the Fund. At such meeting, Mr. Colby and representatives of Goldman Sachs again consulted with the board regarding the financial aspects of the transaction. At the conclusion of this meeting, the WellPoint board of directors reaffirmed the authorized offer price of $38.25 payable in cash and 0.5191 shares of WellPoint stock, which, based on the closing price of WellPoint stock on September 26, 2005, equaled $77.23 per WellChoice share, and reaffirmed its approval of the merger agreement, the voting agreement and the transactions contemplated by the merger agreement and the voting agreement.

On the morning of September 27, 2005, the Fund, WellChoice and WellPoint resolved the one remaining issue. WellChoice and WellPoint executed the merger agreement and the Fund and WellPoint executed the voting agreement, and WellPoint and WellChoice issued a joint press release publicly announcing the transaction.

WellPoint’s Reasons for the Merger

In approving the merger and the merger agreement, the WellPoint board of directors considered a number of factors, including, among others, the factors discussed in the following paragraphs. Although the following discussion sets forth the material factors considered by the WellPoint board of directors in reaching its decision, it may not include all of the factors considered by the WellPoint board of directors. In light of the number and wide variety of factors considered in connection with its evaluation of the merger, the WellPoint board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual directors may have given different weight to different information and factors. This explanation of WellPoint’s reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” beginning on page 37 of this proxy statement/prospectus.

In reaching its decision, the WellPoint board of directors consulted with WellPoint management with respect to strategic and operational matters. The WellPoint board also consulted with legal counsel with respect to the merger agreement, the voting agreement with the Fund and the transactions contemplated thereby, and related issues. The WellPoint board of directors also consulted with Goldman Sachs, WellPoint’s financial advisor with respect to the financial aspects of the transaction. The WellPoint board of directors discussed the factors described below, asked questions of WellPoint’s management and WellPoint’s legal counsel and financial advisor, and reached a general consensus that the merger was advisable and in the best interests of WellPoint and its shareholders. In reaching its conclusion to approve the merger agreement, the voting agreement and the transactions contemplated thereby, the WellPoint board carefully considered a number of factors, including the following positive factors that it believes will contribute to the success of the combined enterprise:

Benefits for customers. The WellPoint board of directors observed that the merger will result in: (1) broader customer access to a stronger and more diverse network of hospitals, doctors and other care providers; (2) the potential to leverage WellPoint’s expertise and investment in technology to improve the delivery of health care services to the people currently served by WellChoice; (3) the application of more consumer-oriented offerings and service capabilities that align with the rapidly developing confluence of health and financial services; (4) quality enhancements and efficiency gains for hospitals, physicians and other health professionals; (5) an opportunity to offer a significantly expanded and integrated nationwide health care network based upon the strength of WellChoice’s care provider network in the Eastern United States, particularly New York, which complements WellPoint’s position; and (6) cross-selling opportunities for specialty products and services from WellPoint such as consumer health information, specialty networks, and ancillary care to existing WellChoice customers.

Benefits for WellPoint shareholders. In determining that the merger would result in benefits to WellPoint’s shareholders, the WellPoint board of directors considered: (1) WellChoice’s financial strength and strong cash flow from operations; (2) the experience and strength of WellChoice’s management team; (3) the long-term opportunities to introduce WellPoint’s sales and product capabilities in specialty products and pharmacy benefit management to WellChoice’s customer base and markets; (4) WellPoint’s commitment to transactions that provide long-term value for shareholders; and (5) the merger consideration to be paid in the merger is consistent with recent comparable transactions in the health benefits industry.

Strategic combination. The WellPoint board of directors considered the strategic importance of the merger in that:

•	it is consistent with WellPoint’s previously announced strategy of combining with other for-profit licensees of the Blue Cross Blue Shield Association;

•	it provides WellPoint with an immediate material competitive position in New York. WellPoint has previously targeted this region as a key priority for its national expansion efforts and WellChoice’s operations in New York will significantly further this strategy;

•	it would significantly enhance WellPoint’s competitive position in the Northeast, especially when combined with the former WellChoice business; and

•	it would allow for the introduction of new products and services for senior and state sponsored businesses, as well as significant long-term opportunities for specialty products and pharmacy benefit management.

Synergies. The WellPoint board of directors observed that the synergies expected from the merger should result in expense savings and revenue enhancements. The WellPoint board of directors took into account the fact that the parties expect at least $25 million of pre-tax synergies in 2006, $50 million in 2007, and at least $125 million fully realized synergies annually by 2010. In addition, the WellPoint board of directors observed that the merger creates the ability to apply WellPoint’s company-wide investments to the New York market, such as marketing, product development, IT informatics, e-business and health management.

Similar corporate cultures. The WellPoint board of directors considered: (1) WellPoint management’s belief that WellPoint and WellChoice have similar corporate cultures (based in part on their common heritage as Blue Cross and Blue Shield licensees) and values, which are focused on providing quality products and services to customers, (2) the complementary nature of the two companies’ operations and operating regions and (3) the experience, reputation and financial strength of WellChoice. In addition, WellPoint’s board of directors considered WellChoice’s operating philosophy, which, like WellPoint’s, provides for local management and decision making responsibilities, thereby allowing local management to deliver products and services more effectively to members and to interact closely with hospitals, doctors and other health professionals.

Trends in the health benefits industry. The WellPoint board of directors considered the current environment and trends in the health benefits industry, including regulatory uncertainties related to managed care generally and industry consolidation. The WellPoint board of directors considered the likelihood that the increased scope of WellPoint (after the completion of the merger) would place it in a better position to take advantage of growth opportunities, meet competitive pressures and serve customers more efficiently.

Effect on earnings per share. The WellPoint board of directors noted WellPoint management’s view that, assuming the projected synergies are realized, the merger is expected to be essentially neutral to WellPoint’s 2006 earnings per share and is expected to be accretive to earnings in 2007 by about $0.05, or 1%, increasing every year thereafter. In addition, realizing such synergies should allow WellPoint to continue its strategy of generating at least 15% earnings per share growth annually for its shareholders.

Financing. The WellPoint board of directors considered WellPoint’s ability to borrow and repay the funds needed for the cash portion of the merger consideration and for transaction costs, on both a short and long-term basis. The WellPoint board of directors reviewed possible funding needs for potential future transactions, including WellPoint’s share repurchase program. The WellPoint board of directors also noted the likely impact of a borrowing on WellPoint’s financial strength and credit ratings.

Due diligence. The WellPoint board of directors considered the reports of WellPoint management and outside advisors concerning the following areas of WellChoice: marketing and operations; underwriting, actuarial and risk management; finance and accounting; legal and regulatory; information technology; and human resources.

Tax treatment. The WellPoint board of directors considered that the intended treatment of the merger would be as a reorganization within the meaning of Section 368(a) of the Code and noted that, if legal opinions to such effect were not received, WellPoint had the right to exercise the reverse merger election.

Regulatory approvals and clearances. The WellPoint board of directors considered its belief, after consultation with its legal counsel, that the regulatory approvals and clearances necessary to complete the merger would be obtained.

Management expertise. The WellPoint board of directors considered that upon completion of the merger, WellChoice’s President and Chief Executive Officer, Dr. Michael Stocker, would become an executive officer of WellPoint and that other senior managers of WellChoice will continue in various capacities with WellPoint after the merger.

The WellPoint board of directors also considered the structure of the transaction and the terms of the merger agreement and related documents, including:

•	the consideration to be paid to WellChoice’s stockholders;

•	the representations and warranties of WellChoice;

•	the covenants of WellPoint and WellChoice;

•	the conditions required to be satisfied or waived, if permissible, prior to completion of the merger;

•	the rights of WellPoint or WellChoice to terminate the merger agreement in certain circumstances;

•	the terms relating to third party offers, including the (1) limitations on the ability of WellChoice to solicit offers for competing business combination proposals, (2) requirement that WellChoice’s stockholders vote on the adoption of the merger agreement even if the WellChoice board of directors changes or withdraws its recommendation of the merger and (3) ability to receive a termination fee if the merger agreement is terminated under certain circumstances; and

•	the Fund’s obligation, subject to certain exceptions, to vote in favor of the merger and the Fund’s limited obligation to vote against any Alternative Transaction involving WellChoice.

The WellPoint board of directors also identified and considered a number of uncertainties and risks. Those negative factors included:

•	the risk that the merger might not receive the necessary regulatory approvals and clearances to complete the merger or that governmental authorities could attempt to condition their approval of the merger on WellPoint’s and WellChoice’s compliance with certain burdensome conditions;

•	the pendency of the merger for many months following the announcement of the execution of the merger agreement could have an adverse impact on WellPoint;

•	the possibility that the regulatory approval process and effects might adversely affect the ability of WellPoint to meet its existing business performance targets;

•	the adverse effects that the challenges, costs, resource constraints and risks of integrating the businesses of WellPoint and WellChoice and the potential management, customer, supplier, provider, partner and employee disruption that may be associated with the merger might have on the ability of WellPoint to meet its existing business performance targets;

•	the possibility of encountering difficulties in achieving cost savings and revenue synergies in the amounts currently estimated or in the time frame currently contemplated;

•	the possibility of encountering difficulties in achieving cross-selling opportunities or other long-term opportunities for specialty products or services or pharmacy benefit management to WellChoice’s customer base;

•	the possible inability to immediately capitalize on growth opportunities and associated synergies in the specialty products or services or pharmacy benefit management businesses as certain of WellChoice’s specialty businesses are outsourced under medium-term contracts; and

•	various other applicable risks associated with WellPoint and the merger, including those described under the section entitled “RISK FACTORS” beginning on page 23 of this proxy statement/prospectus.

The WellPoint board of directors weighed the benefits, advantages and opportunities against the negative factors described above, including challenges inherent in the combination of two businesses of the size of WellPoint and WellChoice and the possible resulting diversion of management attention for an extended period of time. The WellPoint board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the WellPoint board of directors concluded that the potential benefits outweighed the potential risks of consummating the merger.

After taking into account these and other factors, the board unanimously determined that the merger, the merger agreement, the voting agreement and the other transactions contemplated thereby were advisable and in the bests interests of WellPoint and its shareholders, and approved the merger agreement, the voting agreement and the transactions contemplated thereby, including the merger.

At a special meeting held on September 26, 2005, after due consideration with financial and legal advisors, the WellPoint board of directors unanimously approved the merger agreement.

WellChoice’s Reasons for the Merger; Recommendation of WellChoice’s Board of Directors

In deciding to approve the merger agreement and to recommend approval of the merger to WellChoice’s stockholders, the WellChoice board of directors considered a number of factors, including the factors listed below. In view of the number and wide variety of factors considered in connection with its evaluation of the merger, the WellChoice board of directors did not attempt to quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination, and individual directors may have given different weight to different information and factors. The WellChoice board of directors viewed its approval and recommendation as being based on the totality of the information and factors presented to and considered by it. In reaching its decision, the WellChoice board of directors consulted with WellChoice management with respect to strategic and operational matters. The WellChoice board of directors also consulted with Lazard Frères with respect to the financial aspects of the transaction. Additionally, the WellChoice board of directors consulted WellChoice’s legal advisors with respect to the merger agreement and related issues.

Strategic alternatives. The WellChoice board of directors believes that the value to be received by WellChoice stockholders in the merger is greater than that available in WellChoice remaining as an independent entity currently and for the foreseeable future. In the beginning of 2005, prior to the initiation of discussions with WellPoint, WellChoice considered its long-term prospects, including its long-term financial plan, as a stand-alone company as well as various strategic opportunities. These included niche acquisitions to gain capabilities (such as additional capabilities in the consumer directed health marketplace), strategic acquisitions of other health insurers, stock repurchases and the sale of the company (to companies in the financial services industry or to another health insurer). WellChoice’s board of directors considered the impact to the company and its stockholders of remaining as a stand-alone entity and determined that a sale of the company to WellPoint at a significant premium to the then current market price of WellChoice’s common stock would be a better alternative. As a part of its analysis, the WellChoice board of directors also considered the impact of the proposed new “national best efforts” rule that the Blue Cross Blue Shield Association was expected to adopt in June 2005. This rule, as adopted on June 16, 2005, limits the amount of non-Blue branded business in which a licensee of the Blue Cross and/or Blue Shield marks may engage. WellChoice’s board of directors specifically noted that this new rule would impact WellChoice’s ability to grow by acquisition if it desired to retain the Blue Cross and Blue Shield names and marks. In addition, the Blue Cross Blue Shield Association increased the reestablishment fee that a Blue plan must pay to the Association in the event its license agreement with the Association is terminated (with limited exceptions) from $25 per member to $80 per member for 2005.

Financial terms of the merger. The WellChoice board of directors believes that the per share merger consideration is fair to the stockholders based upon WellChoice’s current financial condition and future prospects, as well as the current financial condition and future prospects of WellPoint and the board’s perception of the future prospects of the combined organization. In arriving at this conclusion, the board of directors, together with WellChoice’s senior management and legal and financial advisors, evaluated the strategic alternatives available to WellChoice. The WellChoice board of directors also took into account the expectation that the merger should result in economies of scale and cost savings and efficiencies for the combined organization. In addition, the WellChoice board of directors recognized that the merger consideration represents a premium over the historical average trading price of WellChoice common stock during recent periods, which were already at all-time highs, and that the earnings per share trading multiples for the managed care index of publicly traded companies were at peak levels. The WellChoice board of directors also determined that the merger consideration fairly valued the cash on WellChoice’s balance sheet. In this regard, the WellChoice board of directors considered the information presented by, and the opinion of, Lazard Frères, WellChoice’s financial advisor. See “THE MERGER—Opinion of the WellChoice Financial Advisor—Lazard Frères & Co. LLC.”

The WellChoice board also considered the form of the merger consideration to be received in the merger by the holders of WellChoice common stock. The WellChoice board of directors considered the certainty of the value of the cash component of the merger consideration as well as the ability of holders of WellChoice common stock to become holders of WellPoint common stock and participate in the future prospects of the combined businesses of WellPoint and WellChoice.

Changes and consolidation in the health benefits industry. The WellChoice board of directors considered the current environment of the health benefits industry, including the regulatory uncertainty related to managed care generally, and the trends toward consolidation in the industry in order to obtain the advantage of scale in developing and delivering products in a cost-effective manner. The WellChoice board of directors noted that the health benefits industry is increasingly competitive and, to be successful over the long-term, WellChoice needed to be strategically positioned to provide its members with access to a wide range of health benefits products and services that are competitively priced and locally delivered. In particular, the WellChoice board of directors considered the competition resulting from the Oxford Health Plans-UnitedHealth Group Incorporated merger and increasing competition for national account business from UnitedHealth Group Incorporated and Aetna, Inc. Although the continued viability of WellChoice as an independent company was not questioned, the WellChoice board of directors considered the likelihood that the combined company would be better positioned to address changes in the health care industry, to meet competitive pressures and to develop and deliver new products and value to current and potential customers.

Terms of the merger agreement and voting agreement. The WellChoice board of directors considered the terms of the merger agreement, including the nature and scope of the closing conditions and the potential for incurring a termination fee in the event of a termination of the merger agreement under certain circumstances, and the fact that the termination fee and other provisions of the merger agreement might discourage third parties from seeking to acquire WellChoice and otherwise increase the cost of such an acquisition. The board took into account that the terms of the termination fee were the subject of negotiations between the parties and that the fee would generally be payable only in the event that the merger agreement is terminated in conjunction with the receipt by WellChoice of a superior acquisition proposal from a third party. The WellChoice board of directors also considered the terms of the voting agreement between the Fund and WellPoint that might also have the effect of discouraging third parties from seeking to acquire WellChoice.

WellPoint’s financial condition, prospects and industry reputation. The WellChoice board of directors considered the financial condition and prospects of WellPoint, the results of WellChoice’s due diligence review of WellPoint, WellPoint’s access to capital and WellPoint’s interest in increasing the quality and number of products offered to subscribers. The WellChoice board of directors also took into consideration WellPoint’s reputation in the health care industry and the breadth of WellPoint’s operations. In particular, the WellChoice board of directors noted that WellPoint operated in 13 states on a “Blue” branded basis, ensuring that they do not have to rely on other “Blue” networks in those areas. Conversely, WellChoice mainly operates in New York but has access to many Fortune 500 companies with principal offices in New York City. The WellChoice board considered WellPoint’s large service area and provider network as an excellent complement to WellChoice strengths. Additionally, the WellChoice board of directors considered the integration progress made in the merger of Anthem, Inc. and WellPoint Health Networks Inc. and determined that such integration was sufficiently advanced to proceed with this transaction.

Opinion of WellChoice’s financial advisor. The WellChoice board of directors considered the opinion, dated September 27, 2005, to the WellChoice board of directors of WellChoice’s financial advisor, Lazard Frères, to the effect that, as of the date of the opinion and based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken described in its written opinion, the merger consideration was fair, from a financial point of view, to the holders of WellChoice common stock, as described below beginning on page 57 of this proxy statement/prospectus.

Continuation of Blue Cross and Blue Shield affiliation. The WellChoice board of directors considered that WellChoice’s long tradition as a Blue Cross and Blue Shield licensee would continue following the merger with WellPoint.

Closing and integration risks. The WellChoice board of directors noted that the combination of WellChoice and WellPoint presented manageable execution risk in view of the similar business lines and corporate cultures and values of the two companies. In particular, both companies focus on consumer directed health products and other similar innovations. In addition, as members of the Blue Cross Blue Shield Association, WellChoice and WellPoint have worked together on many Blue Cross Blue Shield Association projects over the years and share similar operating philosophies, which the WellChoice board of directors believed would increase the likelihood of a smooth integration process. The WellChoice board of directors also took into account the likelihood that the merger would be approved by the appropriate regulatory authorities.

The WellChoice board of directors weighed the foregoing advantages and opportunities against the challenges inherent in the combination of two significant business enterprises operating in a highly-regulated industry. The WellChoice board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding long-term value, competitive and financial strength, potential revenue enhancements, synergies and anticipated cost savings. However, the WellChoice board of directors concluded that the potential positive factors outweighed the potential risks of completing the merger. This explanation of the WellChoice board of directors’ reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” beginning on page 37 of this proxy statement/prospectus. The WellChoice board of directors also considered the fact that some members of the board of directors and of WellChoice management may have interests in the merger that are different from those of WellChoice stockholders generally. See “THE MERGER—WellChoice’s Directors and Officers Have Financial Interests in the Merger” beginning on page 71 of this proxy statement/prospectus.

At a meeting held on September 25, 2005, after due consideration and consultation with its financial and legal advisors, the WellChoice board of directors unanimously determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of WellChoice and its stockholders. The WellChoice board of directors unanimously adopted the merger agreement and unanimously recommends that WellChoice stockholders vote to adopt the merger agreement.

Opinion of the WellChoice Financial Advisor—Lazard Frères & Co. LLC

Under an engagement letter dated August 6, 2004, WellChoice engaged Lazard Frères to, among other things, render an opinion to the WellChoice board of directors that, as of the date of the opinion, the $38.25 in cash and 0.5191 shares of WellPoint common stock (which is referred to in this proxy statement/prospectus, collectively, as the merger consideration) to be issued to the holders of WellChoice common stock in the merger was fair from a financial point of view to the holders of WellChoice common stock (other than the holders of (i) shares held in treasury by WellChoice, (ii) shares owned by WellPoint or WellPoint Holding Corp., (iii) Dissenting Shares (as defined in the merger agreement) and (iv) shares held by any subsidiary of WellPoint ((i), (ii), (iii) and (iv), collectively, the “Excluded Shares”) and other than the holder of the Class B common stock). At a meeting of the WellChoice board of directors held on September 25, 2005, Lazard Frères rendered its oral opinion, subsequently confirmed in a written opinion dated September 27, 2005, that, as of September 27, 2005 and based upon and subject to the matters reviewed with the WellChoice board of directors and set forth in Lazard Frères written opinion, the merger consideration was fair from a financial point of view to the holders of WellChoice common stock (other than the holders of Excluded Shares and the holder of the Class B common stock).

This description of Lazard Frères’ opinion is qualified in its entirety by reference to the full text of the opinion, which is set forth in Appendix C to this proxy statement/prospectus. Holders of WellChoice common stock are urged to read the Lazard Frères opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard Frères in connection with rendering its opinion.

Lazard Frères’ engagement and its opinion is directed to (and for the benefit of) the WellChoice board of directors in connection with its consideration of the merger. The Lazard Frères opinion addresses only the fairness of the merger consideration to the holders of WellChoice common stock (other than the holders of Excluded Shares and the holder of the Class B common stock) from a financial point of view as of the date of the opinion. The Lazard Frères opinion does not address the merits of the underlying decision by WellChoice to engage in the merger, or the relative merits of the merger as compared to other business strategies that might be available to WellChoice. Lazard Frères expresses no opinion or recommendation as to how the WellChoice shareholders should vote with respect to the merger or any matter relating to the merger.

The Lazard Frères opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard Frères as of, the date of the opinion. It should be understood that subsequent developments may affect the conclusion expressed in the Lazard Frères opinion and that Lazard Frères assumes no responsibility for advising any person of any change in any matter affecting the Lazard Frères opinion or for updating or revising the Lazard Frères opinion based on circumstances or events occurring after the date of the opinion. In rendering its opinion, Lazard Frères was not authorized to solicit, and did not solicit, third-party indications of interest in acquiring all or a part of WellChoice or engaging in a business combination or any other strategic transaction with WellChoice.

In the course of performing its review and analyses in rendering its opinion, Lazard Frères:

•	reviewed the financial terms and conditions of the merger agreement;

•	analyzed certain publicly available financial statements and historical business information relating to WellChoice and WellPoint, respectively;

•	reviewed various internal financial forecasts and other data prepared by the management of WellChoice with respect to the businesses and prospects of WellChoice and the strategic objectives of WellChoice, and reviewed various publicly available financial analyst forecasts with respect to the business and prospects of each of WellChoice and WellPoint;

•	held discussions with members of the senior managements of WellChoice and WellPoint with respect to the businesses and prospects of WellChoice and WellPoint, respectively, the strategic objectives of each, and the benefits that might be realized following the merger;

•	reviewed public information with respect to certain other companies in lines of businesses that Lazard Frères believed to be generally comparable to the businesses of WellChoice and WellPoint;

•	reviewed the financial terms, to the extent publicly available, of certain business combinations involving companies in lines of businesses that Lazard Frères believed to be generally comparable to those of WellChoice and WellPoint;

•	reviewed the historical stock prices and trading volumes of WellChoice common stock and WellPoint common stock; and

•	conducted such other financial studies, analyses and investigations as Lazard Frères deemed appropriate.

Lazard Frères relied upon the accuracy and completeness of the foregoing information, and did not assume any responsibility for and did not conduct any independent verification of this information. In addition, Lazard Frères did not conduct any independent valuation or appraisal of the assets or liabilities of WellChoice or WellPoint or any of their respective subsidiaries, or concerning the solvency or fair value of WellChoice or WellPoint or any of their respective subsidiaries, and Lazard Frères was not provided with any such valuation or appraisal. With respect to financial forecasts, Lazard Frères assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of WellChoice’s management as to the future financial performance of WellChoice. Although Lazard Frères requested internal financial forecasts from WellPoint, WellPoint did not provide any forecasts to Lazard Frères. Instead, WellPoint indicated that financial analyst forecasts are a reasonable basis upon which to evaluate the business and financial prospects of WellPoint, and, with WellChoice’s permission, Lazard Frères used such forecasts for purposes of its analyses and its opinion. Lazard Frères assumes no responsibility for, and expresses no view as to, any such forecasts and projections or the assumptions on which they are based.

In rendering its opinion, Lazard Frères assumed that the merger would be consummated on the terms described in the merger agreement, including, among other things, that the merger would be treated as a plan of reorganization within the meaning of Sections 354 and 361 of the Internal Revenue Code, without any waiver of any material terms or conditions in the merger agreement. Lazard Frères also assumed that obtaining the necessary regulatory and third-party approvals for the merger would not have an adverse effect on WellChoice, WellPoint or the combined company or the contemplated benefits of the consummation of the merger. The Lazard Frères opinion did not express any opinion as to any tax or other consequences that might result from the merger, nor did the opinion address any legal, tax, regulatory or accounting matters, as to which Lazard Frères understood that WellChoice had obtained such advice as it deemed necessary from qualified professionals.

Lazard Frères did not express any opinion as to the price at which shares of WellChoice common stock or shares of WellPoint common stock may trade after the announcement of the merger or as to the price at which shares of WellPoint common stock may trade after the consummation of the merger.

The following is a summary of the material financial and comparative analyses that Lazard Frères deemed to be appropriate for this type of transaction and that were performed by Lazard Frères in connection with rendering its opinion. The summary of Lazard Frères’ analyses described below is not a complete description of the analyses underlying Lazard Frères’ opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Lazard Frères considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Lazard Frères made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

No company, transaction or business used in Lazard Frères’ analyses as a comparison is identical to WellChoice or WellPoint or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Lazard Frères’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard Frères’ analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to understand fully Lazard Frères’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard Frères’ financial analyses.

Summary of Valuation Analyses of WellChoice

In the course of performing its review in rendering its opinion, Lazard Frères performed various financial and valuation analyses with respect to WellChoice. Each of the analyses and resulting indicative value ranges calculated by Lazard Frères are detailed in the following pages. Set forth in the table immediately below is a summary of the indicative value ranges calculated by Lazard Frères as a result of the respective analyses performed.

Valuation Summary

Valuation Method	Range of Implied WellChoice Equity Value Per Share
	Low	High
Discounted Cash Flow Analysis	$54	$86
Price Implied by 2005 Earnings (Implied Equity Value Analysis)	$55	$71
Present Value of Future Stock Price Implied by Historical and Current Price to Earnings Ratios Based on 2008 Earnings (Discounted Equity Value Analysis):
WellChoice (assuming no buyback of shares)	$59	$76
WellChoice (assuming buyback of shares)	$67	$86
Comparable public company analysis	$54	$76
Precedent transaction analysis
Implied by price-to-earnings ratios	$58	$79
Implied by price-to-earnings ratios as a multiple of projected long-term earnings-per-share growth rate	$44	$70
Transaction Value per Member in Precedent Transactions	$69	$75

Description of Valuation Analysis of WellChoice

Discounted Cash Flow Analysis. Using projections for 2006 to 2008 provided by WellChoice’s management, Lazard Frères performed an analysis of the net present value of projected operating free cash flows (excluding non-operating cash flows from investment income on WellChoice’s estimated available cash balance) for 2006 to 2008 plus a range of terminal values by applying discount rates ranging from 9% to 11% and assuming a perpetual growth rate range of 2% to 4%. The assumed discount rate range was derived from the weighted average cost of capital analysis that Lazard Frères calculated for WellChoice and the managed care company peers, while the range of perpetual growth rates was derived from an analysis of implied perpetuity growth rates for managed care company peers based on forecasted performance for the respective businesses. The discounted cash flow value of WellChoice included the per share value of its tax shield of approximately $1.50 per share and the per share value of WellChoice’s cash of approximately $10 per share based on an assumed available cash balance at WellChoice of $850 million. Based on this analysis, Lazard Frères arrived at a reference equity value range for WellChoice of approximately $54 to $86 per share.

Price Implied by 2005 Earnings (Implied Equity Value Analysis). Lazard Frères performed an analysis of the implied present value per share of WellChoice common stock on a stand-alone basis based on a detailed study of current and historical managed care price-earnings multiples over a five year historical look back period as applied to the projected fiscal year 2005 estimates provided by WellChoice. To calculate the implied equity value, Lazard Frères multiplied the 2005 WellChoice internal diluted earnings per share forecast by the range of historical managed care forward price-earnings multiples of 16.0x-18.0x derived from Lazard Frères’ study of the historical forward price-earnings multiples over time in the managed care sector. This analysis resulted in an implied valuation range for WellChoice of $55 to $62 per share. Lazard Frères also multiplied the 2005 WellChoice internal diluted earnings per share forecast by the WellChoice price-earnings multiple as of September 26, 2005 of 20.6x, resulting in an implied valuation for WellChoice of up to $71 per share. Based on the aforementioned projections and assumptions, Lazard Frères derived an implied valuation range for WellChoice common stock of $55 to $71 per share.

Present Value of Future Stock Price Implied by Historical and Current Price to Earnings Ratios Based on 2008 Earnings (Discounted Equity Value Analysis). Lazard Frères performed an analysis of the implied present value per share of WellChoice common stock on a stand-alone basis based on current and historical managed care price-earnings multiples derived from the same Lazard Frères historical managed care sector forward price-earnings study described above applied to the fiscal year 2008 estimates provided by WellChoice. To calculate the discounted equity value, Lazard Frères multiplied the 2008 WellChoice earnings estimate, both assuming no buyback of shares and a share buyback using available cash balances, by the range of historical managed care forward price-earnings multiples of 16.0x-18.0x, and discounted the implied nominal equity values of WellChoice to a present value at an illustrative discount rate of 10%, which reflected WellChoice’s cost of equity capital. Based on the foregoing projections and assumptions, Lazard Frères derived an implied valuation range for WellChoice common stock of $59 to $67 assuming no buyback of shares, and $67 to $75 assuming a share buyback. Lazard Frères also multiplied the 2008 WellChoice earnings estimate, both assuming no buyback of shares and a share buyback, by the WellChoice price earnings multiple as of September 26, 2005 of 20.6x, using the same discount rate, resulting in an implied valuation for WellChoice of up to $76 per share in the case of no share buyback and $86 per share in the case of a share buyback. Based upon the aforementioned projections and assumptions, Lazard Frères derived an implied valuation range for WellChoice common stock of $59 to $76 assuming no buyback of shares, and $67 to $86 assuming a buyback.

Comparable Public Company Analysis. Lazard Frères reviewed and analyzed selected public companies that it viewed as reasonably comparable to WellChoice. In performing these analyses, Lazard Frères reviewed and analyzed certain financial data, valuation multiples and market trading data relating to the selected public companies and compared this information to corresponding information for WellChoice. The selected public companies were:

•	Aetna Inc.;

•	Cigna Corp.;

•	Health Net Inc.;

•	Humana Inc.;

•	PacifiCare Health Systems Inc.;

•	UnitedHealth Group Inc.; and

•	WellPoint, Inc.

Using publicly available research estimates and public information, Lazard Frères calculated for the above companies:

•	enterprise value (equal to equity value plus net debt) as a multiple of revenues for the last twelve months and for estimated 2005;

•	enterprise value as a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the last twelve months and for each of estimated 2005 and 2006;

•	enterprise value as a multiple of earnings before interest and taxes (“EBIT”) for the last twelve months and for each of estimated 2005 and 2006;

•	enterprise value as a multiple of total medical enrollment for the last twelve months;

•	price per share as a multiple of earnings per share for each of estimated 2005 and 2006; and

•	price per share as a multiple of estimated 2005 and 2006 earnings per share to projected long-term earnings per share growth rate (long-term earnings per share growth rate based on Institutional Broker Estimate System (“I/B/E/S”) consensus estimates).

The results of these calculations are set forth in the following table:

	Comparable Public Companies								WellChoice		WellPoint
	Low		Mean		Median		High
Enterprise Value as a Multiple of:
Revenues
2005 estimated	0.41	x	0.96	x	0.99	x	1.64	x	0.80	x	1.09	x
Last twelve months	0.41		1.05		0.99		1.97		0.85		1.17
EBITDA
2006 estimated	8.2	x	9.4	x	8.8	x	11.4	x	9.0	x	8.3	x
2005 estimated	8.0		10.5		10.3		12.8		10.3		10.5
Last twelve months	5.6		12.2		12.0		16.4		11.2		11.8
EBIT
2006 estimated	8.9	x	10.6	x	9.9	x	12.9	x	9.6	x	9.3	x
2005 estimated	9.2		11.9		11.4		15.3		11.1		12.0
Last twelve months	6.1		13.9		13.3		20.0		12.1		13.2
Total Medical Enrollment
Last twelve months	$748		$1,702		$1,676		$3,145		$1,033		$1,704

Share Price as a Multiple of:
Earnings per share
2006 estimated	13.9	x	16.4	x	16.0	x	19.6	x	18.0	x	16.0	x
2005 estimated	15.7		19.5		18.9		22.7		20.6		18.8
Earnings per share to projected long-term earnings per share growth rate
2006 estimated	0.99	x	1.10	x	1.08	x	1.23	x	1.30	x	1.03	x
2005 estimated	1.14		1.30		1.31		1.44		1.48		1.21

Lazard Frères derived multiple reference ranges from the foregoing and applied them to the corresponding WellChoice data from 2005 and 2006 projections of WellChoice management to arrive at a reference equity value for WellChoice of $54 to $76 per share.

Precedent Transaction Analysis. Lazard Frères reviewed and analyzed selected recent precedent merger and acquisition transactions in the managed care industry. In performing these analyses, Lazard Frères analyzed certain financial data and transaction multiples relating to the companies in the selected transactions and compared this information to corresponding information for WellChoice. The precedent transactions were:

Announcement Date	Target	Acquiror
07/06/2005	PacifiCare Health Systems Inc.	UnitedHealth Group Inc.
10/27/2003	WellPoint Health Networks Inc.	Anthem, Inc.
04/26/2004	Oxford Health Plans, Inc.	UnitedHealth Group Inc.
10/27/2003	Mid Atlantic Medical Services Inc.	UnitedHealth Group Inc.
06/03/2003	Cobalt Corporation	WellPoint Health Networks Inc.
04/26/2002	Trigon HealthCare Inc.	Anthem, Inc.
10/18/2001	RightChoice Managed Care Inc.	WellPoint Health Networks Inc.

Using publicly available information, Lazard Frères calculated for the above transactions:

•	the price per share as a multiple of earnings per share for the current and one-year forward fiscal year; and

•	the price per share as a multiple of estimated current and one-year forward earnings per share to projected long-term earnings per share growth rate (long-term earnings per share growth rate based on I/B/E/S consensus estimates).

The results of these calculations are set forth in the following table:

Precedent Transaction	Date	Long-Term Target Earnings Growth Rate	Offer price per share as a multiple of current fiscal year estimated earnings per share		Offer price per share as a multiple of current fiscal year estimated earnings per share to projected long-term earnings-per-share growth rate		Offer price per share as a multiple of one-year forward estimated earnings per share		Offer price per share as a multiple of one-year forward estimated earnings per share to projected long- term earnings-per-share growth rate
UnitedHealth Group/PacifiCare	07/06/05	16.0%	20.9	x	1.31	x	17.2	x	1.07	x
UnitedHealth Group/Oxford	04/26/04	10.7%	13.1		1.22		11.8		1.11
Anthem/WellPoint	10/27/03	15.0%	17.9		1.19		15.4		1.03
UnitedHealth Group/MAMSI	10/27/03	17.0%	17.2		1.01		14.8		0.87
WellPoint/Cobalt	06/03/03	20.0%	18.8		0.94		16.0		0.80
Anthem/Trigon	04/26/02	15.0%	22.1		1.47		19.2		1.28
WellPoint/ RightChoice	10/18/01	17.2%	23.2		1.35		19.8		1.16

Lazard Frères derived multiple reference ranges from the foregoing, excluding the UnitedHealth Group/Oxford transaction, and applied them to the corresponding WellChoice data from 2005 and 2006 projections of WellChoice management to arrive at a reference equity value range for WellChoice. The equity value for WellChoice implied by the price to earnings ratios of comparable transactions was $58 to $79 per share. The equity value for WellChoice implied by the price per share as a multiple of estimated 2005 and 2006 earnings per share to projected long-term earnings per share growth rate was $44 to $70 per share. Lazard Frères also calculated an implied transaction value per member of $69 to $75 per share, based on transaction values per member in selected managed care transactions.

Description of Additional Analysis of WellChoice

Premium Paid Analysis. Lazard Frères performed a premium paid analysis based upon the premiums paid in certain U.S. public merger and acquisition transactions between January 2004 and September 2005 for which information was published by Securities Data Company. In conducting its analysis, Lazard Frères analyzed the premiums paid in the following subsets of precedent transactions:

•	selected managed care transactions (including United/PacifiCare, Anthem/WellPoint, United/Oxford, United/MAMSI, WellPoint/Cobalt, Anthem/Trigon and WellPoint/RightChoice);

•	broad set of transactions across industries with transaction values greater than $1 billion; and

•	broad set of transactions across industries with transaction values greater than $5 billion.

The analysis was based on the one-day, 30-day and, with respect to the selected managed care transactions, 90-day implied premiums for the transactions indicated. The implied premiums in this analysis were calculated comparing the per share transaction price prior to the announcement of the transaction to the target company’s stock price one day, 30 days and, with respect to the selected managed care transactions, 90 days prior to the announcement of the transaction. The results of these calculations are as follows:

	Premiums Paid in:
	Select Managed Care Transactions			Transactions with Transaction Values Greater than $1 billion		Transactions with Transaction Values Greater than $5 billion
	1 Day	30 Day	90 Day	1 Day	30 Day	1 Day	30 Day
Mean	20.8%	26.5%	31.7%	22.7%	25.6%	17.8%	26.1%
Median	16.0%	22.2%	28.8%	19.8%	23.6%	16.5%	26.1%

The equity value for WellChoice implied by the precedent premiums paid in selected comparable managed care company transactions applied to various WellChoice price benchmarks as of September 26, 2005 was approximately $78 to $88 per share.

Pro Forma “Has-Gets” Analysis—Illustrative Impact to WellChoice Shareholders. Lazard Frères compared WellChoice’s estimated earnings per share for the calendar years 2006 and 2007 at the proposed merger consideration to the pro forma earnings per share of the combined company for the calendar years 2006 and 2007 at the exchange ratio of 0.5191 shares of WellPoint common stock for each share of WellChoice common stock. Estimated earnings per share data for WellChoice were based on internal forecasts from management and I/B/E/S consensus estimates for WellPoint, with the pro forma earnings per share of the combined company calculated by Lazard Frères taking into account the potential WellPoint management’s estimates of pre-tax cost savings and other synergies of $25 million and $50 million in 2006 and 2007, respectively. Based on the merger consideration, this analysis indicated that the common stock portion of the earnings per share of the combined company would be approximately 18.0% accretive when compared to the common stock portion of WellChoice’s estimated standalone earnings per share in calendar year 2006 and approximately 23.0% accretive when compared to the common stock portion of WellChoice’s estimated stand-alone earnings per share in calendar year 2007. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Accretion/Dilution Analysis. Lazard Frères analyzed the potential pro forma financial effect of the merger on estimated earnings per share of WellPoint after the effect of combining the two companies for the calendar years 2006 and 2007, assuming potential pre-tax cost savings and other synergies of $25 million and $50 million in 2006 and 2007, respectively. Estimated earnings per share data for WellChoice and WellPoint were based on internal forecasts from management. Based on the merger consideration, this analysis indicated that the proposed transaction would be neutral to the combined company’s earnings in calendar year 2006 and accretive to the combined company’s earnings in calendar year 2007. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Market Review and Exchange Ratio Analysis. Lazard Frères reviewed share price data for WellChoice for various dates and time intervals during the two-year period prior to September 26, 2005 and calculated the implied premium at such prices. Lazard Frères also noted the WellPoint share price during this time and calculated the implied exchange ratio based on the share prices of WellChoice and WellPoint. In addition, as summarized in the table below, Lazard Frères reviewed the historical trading average of WellChoice stock over a range of durations prior to September 26, 2005 and calculated the implied exchange ratio based on the WellChoice and WellPoint trading averages during these intervals.

Historical Trading Day Average	Implied Premium at Offer Price of $77.23	Implied Exchange Ratio WellChoice Price/WellPoint Price
30 Trading Day Average	8%	0.9668x
90 Trading Day Average	14%	0.9579x
120 Trading Day Average	19%	0.9408x
12 Month Average	37%	0.9211x
24 Month Average	66%	0.9096x

Description of Analysis of WellPoint

Comparable Company Analysis. Lazard Frères conducted a comparable company analysis to assess how the public market values shares of publicly traded companies that it viewed as reasonably comparable to WellPoint. In performing this analysis, Lazard Frères reviewed and analyzed certain financial data, valuation multiples and market trading data relating to the selected public companies and compared this information to corresponding information for WellPoint. The selected public companies used in this analysis were the same set of public companies used for the comparable company analysis conducted for WellChoice. Lazard Frères noted that the implied trading ratios for WellPoint were in the range of the ratios observed for the comparable company set as of September 26, 2005, the last trading day prior to the delivery of Lazard Frères’ opinion.

WellPoint Trading Range Analysis. Lazard Frères also reviewed the historical price performance of WellPoint common stock for the 30 trading days, 90 trading days, 120 trading days, 12 months and 24 months prior to September 26, 2005, and noted that the average price of WellPoint stock during these intervals ranged from $51.11 to $73.77. Lazard Frères noted the per share closing prices for WellPoint common stock of $67.64 on June 2, 2005 and of $75.09 on September 26, 2005.

Other Factors. Lazard Frères also reviewed and considered other factors in its analysis of WellPoint, including the relationship between movements in WellPoint common stock, movements in WellChoice common stock, movements in a composite index comprised of selected managed care companies and movements in the Standard and Poor’s 500 Index and selected published equity research analysts’ reports for WellPoint.

Miscellaneous

Lazard Frères’ opinion and financial analyses were not the only factors considered by the WellChoice board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the WellChoice board of directors or management. For a description of the other factors considered by the WellChoice board of directors, see “—WellChoice’s Reasons for the Merger; Recommendation of WellChoice’s Board of Directors” beginning on page 54 of this proxy statement prospectus. Lazard Frères has consented to the inclusion of and references to its opinion in this document.

Under the terms of the engagement letter, WellChoice has agreed to pay Lazard Frères a customary transaction fee, substantially all of which is payable upon completion of the merger. In addition, WellChoice has agreed to reimburse Lazard Frères for its reasonable travel and out-of-pocket expenses, including attorneys’ fees, and to indemnify Lazard Frères against certain liabilities relating to or arising out of Lazard Frères’ engagement, including certain liabilities under the federal securities laws.

Lazard Frères is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, leveraged buyouts, and valuations for real estate, corporate and other purposes. In the ordinary course of its business, Lazard Frères, Lazard Capital Markets LLC and their respective affiliates may from time to time effect transactions and hold securities, including derivative securities, of WellChoice and WellPoint for their own account and for the accounts of their respective customers, and, accordingly, may at any time hold a long or short position in these securities. The WellChoice board of directors selected Lazard Frères to act as investment banker to WellChoice because of its expertise and its reputation in investment banking and mergers and acquisitions and its strong presence in the healthcare industry.

Board of Directors and Management of WellPoint Following the Merger

Board of Directors of WellPoint Following the Merger. Upon completion of the merger, the WellPoint board of directors will appoint one of WellChoice’s directors (who must be “independent” under the rules of the New York Stock Exchange and the SEC with respect to WellChoice and WellPoint) to the WellPoint board of directors. Such director will be appointed to the WellPoint board of directors as a Class II director whose term of office will expire at the annual meeting of shareholders of WellPoint in 2007. It is the current intention of WellPoint and WellChoice that such director will be nominated for election upon the expiration of his or her term in office.

Executive Officers of WellPoint Following the Merger. Upon completion of the merger, Dr. Michael Stocker, President and Chief Executive Officer of WellChoice, will be appointed Executive Vice President of WellPoint and President and Chief Executive Officer of WellPoint’s newly formed East business region.

Information about the current WellPoint directors and executive officers can be found in WellPoint’s proxy statement dated April 8, 2005. Information about the current WellChoice directors and executive officers can be found in WellChoice’s proxy statement dated March 25, 2005. WellPoint’s and WellChoice’s Annual Reports on Form 10-K for the year ended December 31, 2004 are incorporated by reference into this proxy statement/ prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” on page 115.

For information concerning the compensation paid to the Chief Executive Officer and the other four most highly compensated executives of WellPoint for the 2004 fiscal year and a description of the compensation received by WellPoint directors, see WellPoint’s proxy statement used in connection with its 2005 annual meeting of shareholders. See “WHERE YOU CAN FIND MORE INFORMATION” on page 115.

Operations Following the Merger

Following completion of the merger, the business of WellChoice will be continued as a wholly owned subsidiary of WellPoint. The stockholders of WellChoice will become shareholders of WellPoint and their rights as shareholders will be governed by the WellPoint articles of incorporation, the WellPoint bylaws and the laws of the State of Indiana. See the section entitled “COMPARISON OF SHAREHOLDERS’ RIGHTS” beginning on page 98 of this proxy statement/prospectus for a discussion of some of the differences in the rights of shareholders of WellPoint and the stockholders of WellChoice.

Distribution of the Merger Consideration

At or prior to the completion of the merger, WellPoint will deposit with EquiServe Trust Company, N.A., acting as exchange agent, the cash portion of the merger consideration and certificates representing shares of WellPoint common stock (or shares of WellPoint common stock in uncertificated book-entry form) to be issued in the merger. WellPoint will make available to the exchange agent, from time to time as needed, additional cash sufficient to pay cash in lieu of fractional shares that would otherwise be issued in the merger and any dividends or other distributions for shares of unsurrendered WellChoice common stock after the completion of the merger.

Within ten business days after the completion of the merger, WellPoint will cause the exchange agent to send a letter of transmittal and instructions to each WellChoice stockholder for use in exchanging certificates representing shares of WellChoice common stock for cash, without interest, shares of WellPoint common stock (which will be in book-entry form unless a physical certificate is requested), cash in lieu of fractional shares, if applicable, and any dividends or other distributions with respect to WellPoint common stock with a record date after the completion of the merger and before such shares of WellChoice common stock are delivered to the exchange agent. The exchange agent will deliver the applicable cash payment and the WellPoint common stock to each WellChoice stockholder once it receives the properly completed transmittal materials together with such stockholder’s certificated or uncertificated shares of WellChoice common stock.

Certificated shares of WellChoice common stock may be delivered to the exchange agent for the merger consideration up to one year after the completion of the merger. At the end of that period, any shares of WellPoint common stock and cash held by the exchange agent will be returned to WellPoint. Any WellChoice stockholder who has not by that time exchanged the shares of WellChoice common stock will be entitled to look to WellPoint and the surviving entity for cash, WellPoint common stock, any cash to be received instead of fractional shares of WellPoint common stock and any dividends or other distributions with a record date after the completion of the merger and before such stockholders’ surrender of their WellChoice common stock. WellPoint, WellChoice, WellPoint Holding Corp. and the exchange agent will not be liable to any person in the event that any merger consideration is delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

If your certificate representing shares of WellChoice common stock has been lost, stolen or destroyed, you may receive the merger consideration upon the making of an affidavit of that fact. WellPoint may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against WellPoint with respect to the lost, stolen or destroyed WellChoice stock certificate.

After the completion of the merger, there will be no further transfers on the stock transfer books of WellChoice and any certificated share of WellChoice common stock presented to the exchange agent or WellPoint for any reason will be converted into the right to receive the merger consideration. See “THE MERGER—Dissenters’ Rights of Appraisal” beginning on page 67 of this proxy statement/prospectus.

Public Trading Markets

WellPoint common stock is currently listed on the New York Stock Exchange under the symbol “WLP.” WellChoice common stock is currently listed on the New York Stock Exchange under the symbol “WC.” Upon the completion of the merger, WellChoice common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). WellPoint will use its commercially reasonable efforts to cause the shares of WellPoint common stock issuable pursuant to the merger agreement to be listed on the New York Stock Exchange. WellPoint has agreed to file an application with the New York Stock Exchange to have the shares of WellPoint stock issuable pursuant to the merger listed on such exchange under the symbol “WLP.”

The shares of WellPoint common stock to be issued in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an affiliate of WellChoice, as discussed in “THE MERGER—Resales of WellPoint Stock by Affiliates” on page 68.

As reported on the New York Stock Exchange, the closing sale price per share of WellPoint common stock on September 26, 2005, the last business day prior to the date of the merger agreement, was $75.09, and the closing sale price per share of WellChoice common stock on September 26, 2005 was $70.60. Based on the closing sale price per share of WellPoint common stock, the implied value of one share of WellChoice common stock was $77.23 on that date. The closing sale price per share of WellPoint common stock on November 18, 2005, the last practicable trading day before the date of this proxy statement/prospectus, was $77.10 and the closing sale price per share of WellChoice common stock on November 18, 2005 was $77.56. Based on the closing sale price per share of WellPoint common stock, the implied value of one share of WellChoice common stock was $78.27 as of that date. The implied value of one share of WellChoice common stock as of these dates was calculated by multiplying WellPoint’s closing sale price per share by 0.5191, and adding the $38.25 per share cash component of the merger consideration. Because the stock price of both of our companies will fluctuate, you should obtain current quotations of these prices.

Repurchases of Common Stock

WellPoint has a common stock repurchase program under which it is authorized to acquire up to $1.0 billion of its common stock in the open market or in privately negotiated transactions. Currently, under this program, $1.0 billion remains authorized for future repurchases. In October 2005, the share repurchase authorization under WellPoint’s common stock repurchase program was increased by the WellPoint board of directors from $1.0 billion to $2.0 billion, upon the occurrence of the effective time of the merger described herein.

Regulation M under the federal securities laws prohibits WellPoint from bidding for or repurchasing its common stock during the period commencing with the mailing of this proxy statement/prospectus through the date of the WellChoice stockholders’ meeting.

Subject to applicable law, and the timing and volume limitations of SEC rules, WellPoint may from time to time repurchase shares of WellPoint common stock.

WellPoint Dividends

WellPoint does not currently pay dividends on shares of its common stock. WellPoint shareholders, including WellChoice stockholders who receive shares of WellPoint common stock in the merger and hold such stock as of the relevant record date, will be entitled to receive dividends only when and if declared by WellPoint’s board of directors out of funds legally available for dividends. See “COMPARISON OF SHAREHOLDERS’ RIGHTS” beginning on page 98 of this proxy statement/prospectus.

Dissenters’ Rights of Appraisal

WellChoice stockholders will have appraisal rights under Delaware law in connection with the merger. Any WellChoice stockholder who has not voted shares of WellChoice common stock in favor of the adoption of the merger agreement has the right to demand appraisal of, and to be paid the fair market value for, such shares of WellChoice common stock in lieu of the cash and WellPoint common stock provided for in the merger agreement. The value of the WellChoice common stock for this purpose will exclude any element of value arising from the accomplishment or expectation of the merger. In order for the holder of WellChoice common stock to exercise its right to an appraisal, if any, such holder must deliver to WellChoice written demand for an appraisal of the shares of WellChoice common stock prior to the time the vote is taken on the merger at the WellChoice special meeting as provided by Delaware law. Appendix E to this proxy statement/prospectus sets forth the pertinent provisions of Delaware law addressing appraisal rights. Simply voting against the merger will not be considered a demand for appraisal rights. If the holder of WellChoice common stock fails to deliver such a written demand prior to the time the vote is taken on the merger at the WellChoice special meeting to the corporate secretary of WellChoice, Seth I. Truwit, 11 West 42nd Street, New York, New York 10036, such stockholder will lose the right to an appraisal. In addition, if such holder votes shares of WellChoice common stock for adoption of the merger agreement, such stockholder will lose the right to an appraisal with respect to such shares. The preceding discussion is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by the provisions of Delaware law attached as Appendix E to this proxy statement/prospectus.

Resales of WellPoint Stock by Affiliates

Affiliates of WellChoice, as defined under Rule 144 under the Securities Act, generally may not sell their shares of WellPoint common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rules 144 and 145 under the Securities Act. Affiliates include directors, executive officers, and beneficial owners of 10% or more of any class of capital stock.

Under the merger agreement, WellChoice has agreed to provide WellPoint with a list of the persons who, to WellChoice’s knowledge, may be deemed to be affiliates of WellChoice as of the date of the merger agreement. WellChoice will also use its commercially reasonable efforts to deliver to WellPoint a letter agreement executed by each of these persons on or before the mailing of this proxy statement by which that person will agree, among other things, not to offer to sell, transfer or otherwise dispose of any of the shares of WellPoint common stock distributed to him or her pursuant to the merger except in compliance with Rules 144 and 145 under the Securities Act, in a transaction that, in the opinion of counsel reasonably satisfactory to WellPoint, is otherwise exempt from the registration requirements of the Securities Act, or in an offering registered under the Securities Act. WellPoint may place restrictive legends on its common stock certificates that are issued to persons who are deemed to be affiliates of WellChoice under the Securities Act.

This proxy statement/prospectus does not cover any resales of WellPoint common stock received in the merger by any person who may be deemed an affiliate of WellChoice.

Regulatory and Other Approvals Required for the Merger

Under the merger agreement, each of WellPoint and WellChoice has agreed to use its commercially reasonable efforts to prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents, to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, tax rulings and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to complete the merger and the other transactions contemplated by the merger agreement, and to take all actions reasonably necessary to satisfy the closing conditions contained in the merger agreement and to complete the merger.

Notwithstanding the foregoing, WellPoint is not obligated to agree to, among other things, any term or condition that would impose any obligation, restriction, limitation, qualification or condition (including any limitation on their ownership or operation of all or any portion of WellPoint’s, WellChoice’s, or any of their subsidiaries’, businesses or assets) on WellPoint and its subsidiaries or on WellChoice and its subsidiaries (other than certain terms or conditions that are reasonable and relate to the ordinary course of business of WellChoice and its subsidiaries and that are imposed by a governmental entity with power and authority to grant the necessary consents, and which individually and in the aggregate could have been imposed on WellChoice and its subsidiaries as of September 27, 2005 by a governmental entity, in the ordinary course of regulating the business of WellChoice and its subsidiaries and do not competitively disadvantage WellPoint or any of its subsidiaries or WellChoice or any of its subsidiaries).

A condition to the parties’ respective obligations to consummate the merger is that any waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, will have expired or been terminated, any other material governmental regulatory consents and approvals, including certain insurance regulatory approvals, will have been obtained, and that the approval of the Blue Cross Blue Shield Association will have been obtained, in each case, on terms that satisfy the standard described above. The required insurance regulatory approvals will include approvals from the domiciliary regulators for each of the insurance company and HMO subsidiaries of WellChoice, related to acquisitions of control. Those domiciliary regulators are insurance and HMO regulators in New York and the insurance regulator in New Jersey. See “THE MERGER AGREEMENT—Conditions to the Completion of the Merger” on page 81.

U.S. Antitrust Filing. Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including the merger, may not be consummated unless certain waiting period requirements have expired or been terminated. Each of WellPoint and WellChoice filed a Notification and Report Form pursuant to the HSR Act with the Department of Justice and the Federal Trade Commission on October 12, 2005. Under the HSR Act, the merger may not be consummated until 30 days after this filing (unless early termination of this waiting period is granted). This waiting period expired on November 14, 2005. In addition, at any time between now and the effective time of the merger, and even after the effective time of the merger, the Federal Trade Commission, the Department of Justice, states or others could take action under the antitrust laws with respect to the merger, including seeking to enjoin the completion of the merger, to rescind the merger, or to require the divestiture of certain assets of WellPoint or WellChoice. WellPoint and WellChoice have no reason to believe that a challenge to the merger on antitrust grounds is likely to be made or, if such a challenge is made, that it is likely to be successful.

Insurance and HMO Laws and Regulations. The merger will, under applicable law, constitute an acquisition of control of WellChoice’s insurance company and HMO subsidiaries. WellChoice has an insurance company and an HMO subsidiary, each organized under the laws of New York, and has an insurance company subsidiary organized under the laws of New Jersey. Pursuant to applicable insurance and HMO laws and regulations, and before the merger may be consummated, the New York and New Jersey insurance regulators and New York HMO regulator must review and approve the acquisition of control of the insurance company or HMO subsidiary domiciled in its respective jurisdiction. To obtain these reviews and approvals, WellPoint made appropriate filings and applications on October 18, 2005 with these insurance and HMO regulators. The New York regulators are not required to hold any public hearing in connection with these filings in New York. The New Jersey regulator, however, is required to hold a public hearing in connection with the filing in New Jersey. The New Jersey public hearing is scheduled for December 1, 2005. In general, New York insurance and HMO laws and regulations provide that the acquisition of control of WellChoice’s New York domiciled insurance company and HMO subsidiaries must be approved by its regulator unless the regulator determines that disapproval is reasonably necessary to protect the interest of the people of the State of New York, based only on the following factors, as applicable:

(1)	the financial condition of WellPoint and WellChoice’s New York insurance company and HMO subsidiaries;

(2)	the trustworthiness of WellPoint or any of its officers or directors;

(3)	a plan for the proper and effective conduct of WellChoice’s New York insurance company operations;

(4)	the source of funds or assets for the merger;

(5)	the fairness of any exchange of shares, assets, cash or other consideration for the shares or assets to be received;

(6)	whether the effect of the merger may be substantially to lessen competition in any line of business or tend to create a monopoly;

(7)	whether the merger is likely to be hazardous or prejudicial to WellChoice’s New York insurance company subsidiaries’ policyholders or shareholders;

(8)	the character, competence and standing in the community of WellPoint and the performance of health care facilities operated by WellPoint or its controlled persons; and

(9)	the continuing assurance that WellChoice’s New York HMO subsidiary’s operations will be in compliance with New York’s HMO laws and regulations.

In general, applicable New Jersey insurance laws provide that the acquisition of control of WellChoice’s New Jersey domiciled insurance company subsidiary must be approved by the regulator unless the regulator finds that:

(1)	following the merger, WellChoice’s New Jersey insurance company subsidiary would be unable to satisfy requirements for the issuance of the insurance license that it presently has;

(2)	the merger would lessen competition substantially or tend to create a monopoly in New Jersey;

(3)	the financial condition of WellPoint might jeopardize the financial stability of WellChoice’s New Jersey insurance subsidiary, or prejudice the interest of its policyholders;

(4)	WellPoint’s financial condition prior to the date of the proposed merger, or the acquisition debt of WellPoint, violates certain prescribed financial thresholds;

(5)	any plans or proposals of WellPoint to liquidate WellChoice’s New Jersey insurance company subsidiary, sell its assets or consolidate or merge it with any person, or to make any other material change in its business or corporate structure or management, are unfair and unreasonable to policyholders and not in the public interest;

(6)	permitting the merger would not be in the interest of policyholders and the public because of the competence, experience and integrity of the persons who would control the operations of WellChoice’s New Jersey insurance company subsidiary after the merger; or

(7)	the merger would likely be hazardous or prejudicial to the insurance buying public in New Jersey.

Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association generally requires that the ultimate controlling entity of an organization be the primary licensee and that the primary licensee guarantee the contractual and financial customer obligations of the licensed subsidiaries that offer Blue Cross and Blue Shield branded products. The merger will result in WellPoint becoming the ultimate controlling entity of the WellChoice subsidiaries, including those that use the Blue Cross and Blue Shield names and marks. WellChoice holds the exclusive right to use the Blue Cross and Blue Shield names and marks in ten counties in the New York City metropolitan area and in six counties in upstate New York and the non-exclusive right to use these names and marks in one upstate New York county. In addition, WellChoice has an exclusive right to use only the Blue Cross names and marks in seven counties in its upstate New York service area and a non-exclusive right to use only the Blue Cross names and marks in an additional four upstate New York counties. WellChoice’s rights to use the Blue Cross and Blue Shield names and marks may not be transferred to another entity (in the case of the merger, to WellPoint) without the approval of the Blue Cross Blue Shield Association. The process for obtaining approval is initiated by the entity seeking a license transfer. Thereafter, the Blue Cross Blue Shield Association considers the application, and action is taken by its board of directors. On October 4, 2005, WellPoint and WellChoice submitted a joint application requesting that, in connection with and subject to the completion of the merger, the Blue Cross Blue Shield Association transfer to WellPoint the licenses for the WellChoice Blue Cross and Blue Shield territories. That application also includes WellPoint’s commitment, subject to the completion of the merger and the transfer of the licenses to WellPoint, to guarantee the contractual and financial obligations to the customers of certain WellChoice insurance company and HMO subsidiaries. On October 20, 2005, WellPoint and WellChoice were informed that the Plan Performance and Financial Standards Committee of the Blue Cross Blue Shield Association had approved that application and recommended that the board of directors of the Blue Cross Blue Shield Association approve such application at its regularly scheduled meeting in November. On November 17, 2005, the board of directors of the Blue Cross Blue Shield Association approved such application. This approval did not impose any Burdensome Term or Condition (as such term is defined in the merger agreement).

While we believe that the requisite regulatory approvals and consents for the merger will be received in a timely manner, we cannot give any assurance regarding the timing of the required approvals and consents or the ability to obtain the required approvals and consents on satisfactory terms or otherwise, or that no action will be brought challenging the merger or the governmental or other actions.

WellChoice’s Directors and Officers Have Financial Interests in the Merger

Certain members of WellChoice’s management and board of directors may be deemed to have financial interests in the merger that are in addition to, or different from, their financial interests as stockholders of WellChoice. The WellChoice board of directors was aware of these financial interests and considered them, among other matters, in approving the merger agreement.

Michael A. Stocker, M.D.

On September 27, 2005, Michael A. Stocker, M.D., President and Chief Executive Officer of WellChoice, executed a Memorandum of Understanding pursuant to which WellPoint and Dr. Stocker agreed to enter into an employment agreement prior to the completion of the merger. The contemplated employment agreement will incorporate the terms of the Memorandum of Understanding and will supersede Dr. Stocker’s existing change in control agreement, which will terminate immediately prior to the effective time of the merger. If the employment agreement is not entered into prior to the effective time of the merger, the Memorandum of Understanding will supersede Dr. Stocker’s existing change in control agreement.

Pursuant to the terms of the Memorandum of Understanding and discussions since the merger was publicly announced, Dr. Stocker will be appointed Executive Vice President of WellPoint and President and Chief Executive Officer of WellPoint’s newly formed East business region for a term beginning on the completion of the merger and continuing until May 1, 2007. During the term of his employment agreement, Dr. Stocker will receive the following:

•	an annual base salary of $650,000;

•	an annual incentive bonus opportunity for each full and partial calendar year in the term (with a target bonus opportunity equal to 80% of Dr. Stocker’s base salary and a maximum bonus opportunity equal to 240% of Dr. Stocker’s base salary) based upon the achievement of specified performance goals;

•	a long-term incentive bonus opportunity, with respect to each of the 2003-2005 and 2004-2006 performance cycles, that is no less favorable than that provided to Dr. Stocker immediately prior to the completion of the merger (with certain adjustments to reflect the merger), provided that the transactions contemplated by the merger agreement will not be deemed a “change in control” with respect to those awards (Dr. Stocker will not be entitled to any payment in respect of the outstanding 2005-2007 performance cycle under WellChoice’s Long-Term Incentive Compensation Plan);

•	a one-time lump-sum cash payment to Dr. Stocker of $5,580,075, six months following the effective time of the merger; and

•	certain additional “gross up” payments to cover excise tax imposed by Section 4999 of the Internal Revenue Code, if any, on any payment or benefit received or to be received by Dr. Stocker.

During the term of his employment agreement, Dr. Stocker will participate in WellPoint’s employee benefit plans at a level that is, in the aggregate, no less favorable than the lesser of (i) that provided to Dr. Stocker at completion of the merger and (ii) that provided to WellPoint’s similarly situated employees. If Dr. Stocker is eligible for retiree medical benefits under WellChoice’s retiree medical benefit plan at the time he retires from WellPoint, he will be eligible to receive retiree medical benefits in accordance with the terms of WellChoice’s retiree medical benefit plan in effect from time to time, provided that the benefits that he would otherwise be able to receive thereunder will not be (a) less than those provided to WellPoint’s eligible retirees, provided that he has satisfied the eligibility requirements to receive retiree medical benefits in accordance with the terms of the WellChoice or WellPoint retiree medical plan, or (b) eliminated.

At the effective time of the merger, all WellChoice options held by Dr. Stocker will become fully vested and all restrictions will lapse with respect to each other WellChoice stock award held by Dr. Stocker. Dr. Stocker’s options will remain exercisable in accordance with the original terms of the options as set forth in the applicable option agreements (without regard to any change in control provisions). WellChoice options and stock awards held by Dr. Stocker will be converted into WellPoint options and stock awards, as determined by an option exchange ratio, in accordance with the merger agreement. The number of WellChoice options and stock awards held by Dr. Stocker as of November 18, 2005 is 396,684. In addition, at the effective time of the merger, WellPoint will grant Dr. Stocker a total of 30,000 shares of WellPoint restricted stock, the restrictions on which will lapse, generally, upon the earlier of (1) May 1, 2007 (provided that Dr. Stocker is employed by WellPoint on that date) and (2) an involuntary termination of Dr. Stocker’s employment by WellPoint other than for “cause” (as defined in the Memorandum of Understanding) or by Dr. Stocker for “good reason” (as defined in the Memorandum of Understanding). During the employment term and, for a period of 12 months commencing upon Dr. Stocker’s termination of employment for any reason, Dr. Stocker agreed that he will not perform services for, or otherwise be connected with, any business in competition with WellPoint, solicit WellPoint’s employees for employment; or interfere with WellPoint’s relationship with its customers, suppliers or employees.

Change in Control Retention Agreements

Certain of WellChoice’s executive officers have entered into change in control retention agreements with WellChoice. These agreements provide for the payment by WellChoice of specified benefits in the event the employment of such executive officers terminates under specified circumstances following a change in control (as defined in the change in control retention agreements and which would include the consummation of the merger). Dr. Stocker’s change in control retention agreement will be superseded by the execution of a definitive employment agreement with WellPoint or by his Memorandum of Understanding with WellPoint.

Under the change in control retention agreements, an executive officer is entitled to certain severance benefits in the case that such officer is involuntarily terminated (for reasons other than death, disability, retirement or cause) or voluntary terminates his or her employment for “good reason,” in each case occurring within six months prior to a change of control or within 24 months following a change in control. Generally, under these agreements, good reason is defined to include any substantial diminution in the nature or status of responsibilities from those in effect prior to a change in control, a reduction in base salary, and certain other events. In the case of Ms. Linda Tiano, Senior Vice President and General Counsel, Mr. John Remshard, Senior Vice President and Chief Financial Officer, and Ms. Gloria McCarthy, Executive Vice President and Chief Operating Officer, the definition of “good reason” also includes any diminution in the nature and status of their responsibilities resulting solely from WellChoice becoming a subsidiary of another entity (and not any other changes to their responsibilities). Ms. McCarthy’s change in control retention agreement was amended on September 27, 2005, immediately prior to the execution of the merger agreement to incorporate this definition of “good reason.” Notwithstanding the foregoing, reductions in an officer’s responsibilities and authority in connection with the transfer of the officer’s responsibilities to a successor will not be an event for which the executive may voluntarily terminate his or her employments and receive benefits until the earlier of the date that is six months following the change in control or completion of the transition.

Ms. Tiano, Mr. Remshard, Ms. McCarthy, Ms. Deborah Bohren, Senior Vice President, Communications, Mr. Jason Gorevic, Senior Vice President, Chief Marketing and Sales Officer, and Mr. Robert Lawrence, Senior Vice President, Human Resources and Services will, upon termination entitling them to severance benefits, receive a lump sum severance payment equal to two times the sum of their full annual base salary and annual incentive payment, as defined in the change in control retention agreement. All of the aforementioned individuals will also receive certain additional “gross up” payments to cover any excise tax imposed by Section 4999 of the Code. The other 14 officers with change in control retention agreements receive a lump sum severance payment equal to one and a half times the sum of their full annual base salary and annual incentive payment, as defined in the change in control retention agreement. Although such other officers are not entitled to a “gross-up”, the amounts payable to them may be reduced, in the discretion of WellChoice, if the after-tax benefit to such officer from such reduction is increased.

If an executive officer’s employment were terminated under the circumstances described above (assuming an effective date of the merger of January 15, 2006 and a termination of employment that same day, and a WellPoint stock price of $75.00 on the last trading day before the effective date of the merger), WellPoint would be required to make the following cash severance and pro rata bonus payments (in addition to the other cash and non-cash benefits described below):

•	Ms. Tiano, $2,089,688;

•	Mr. Remshard, $2,155,336;

•	Ms. McCarthy, $2,596,606;

•	Ms. Bohren $991,993;

•	Mr. Gorevic $1,246,933; and

•	Mr. Lawrence $1,215,276.

If employment is terminated for WellChoice’s 14 other officers with change in control retention agreements, under the circumstances described above (assuming an effective date of the merger of January 15, 2006 and a termination of employment that same day, and a WellPoint stock price of $75.00 on the last trading day before the effective date of the merger), WellPoint would be required to make an aggregate cash severance and pro rata bonus payment of $9,351,920, in addition to the other cash and non-cash benefits described below. WellPoint’s actual payments to any of the officers will depend on such officer’s date of termination and WellPoint’s stock price on the last trading day before the close of the merger.

The foregoing payments exclude payments that WellChoice anticipates making in December 2005 under the 2005 Annual Executive Incentive Plan and the Long-Term Incentive Plan for the 2003-2005 three-year cycle.

In addition to their cash severance and pro rata bonus payments described above, the benefits made available to the executive officer under the terms of the change in control retention agreements in the event that such executive officer’s employment is terminated under the above-specified circumstances include:

•	the unpaid annual incentive for the year preceding the termination of employment, if any;

•	all amounts accrued to such executive officer under all retirement plans and all deferred compensation plans;

•	if the number of years of service is a factor in the determination of such executive officer’s benefit under any of WellChoice’s defined benefit retirement plans, an amount equal to any additional benefit such executive officer would be entitled to under any such plans if his or her years of service for purposes of such plans was increased by two;

•	maintenance of medical, dental, hospital and life insurance benefits to which the executive officer was entitled immediately prior to termination for a period of up to 24 months following termination; and

•	reimbursement of legal fees and expenses, if any, incurred as a result of such termination.

WellChoice Stock Options and Other Stock Awards

At the close of the merger, each director or employee stock option exercisable for shares of WellChoice Common Stock (the “WellChoice Stock Options”) outstanding immediately prior to the close of the merger will be converted automatically into an option to purchase a number of shares of WellPoint Common Stock (a “Converted Option”) as determined by the Option Exchange Ratio, as defined in the merger agreement, and rounded down to the nearest whole share. Additionally, at the close of the merger, all shares of restricted WellChoice Common Stock, and all other awards of shares of WellChoice Common Stock under any WellChoice Stock Plan, including without limitation, restricted stock units (excluding stock options and awards under the WellChoice Employee Stock Purchase Plan) (the “Other Stock Awards”), held by officers or directors of WellChoice or its subsidiaries immediately prior to the close of the merger, shall be converted into a right or award with respect to a number of shares of WellPoint Common Stock (a “Converted Other Stock Award”) based on the Option Exchange Ratio, rounded down to the nearest whole share.

At the close of the merger, all of the WellChoice Stock Options will become fully vested and exercisable and all restrictions will lapse with respect to the Other Stock Awards; provided, however, that no stock options awarded to WellChoice’s President and Chief Executive Officer or its named executive officers will be accelerated as to exercisability (but will be accelerated as to vesting) and will instead continue to be exercisable in accordance with their original terms (but, with regard to WellChoice’s President and Chief Executive Officer, without taking into account any change in control provisions). However, if any such named executive officer (not including WellChoice’s President and Chief Executive Officer) is involuntarily terminated (other than for “cause”) or such executive officer voluntarily terminates his or her employment for “good reason” (as such terms are defined in such executive officer’s change in control retention agreements) within 24 months following consummation of the merger, the WellChoice Stock Options will be immediately exercisable.

WellPoint Director Position

Immediately after the completion of the merger, WellPoint shall appoint one of WellChoice’s current directors (who must be “independent” under the rules of the New York Stock Exchange and the SEC with respect to Company and Purchaser) to the Board of Directors of WellPoint. Such director shall be appointed to the Board of Directors of WellPoint as a Class II director such that such director’s term of office will expire at the annual meeting of stockholders of WellPoint in 2007.

Indemnification and Insurance

The merger agreement provides that, for six years following the Effective Time, WellPoint will cause WellPoint Holding Corp. to indemnify and hold harmless, and provide advancement of expenses to, the present and former directors, officers and employees of WellChoice and its subsidiaries, in each case to the same extent such persons were indemnified or had the right to advancement of expenses by WellChoice as of the date of the merger agreement, pursuant to WellChoice’s certificate of incorporation, bylaws and indemnification agreements, if any, in existence as of the date of the merger agreement with any current or former directors, officers and employees of WellChoice and its subsidiaries (but in any event to the fullest extent permitted by law) for acts or omissions occurring at or prior to the Effective Time. WellPoint will also cause WellPoint Holding Corp. to purchase as of the Effective Time a tail policy to the current policy of directors’ and officers’ liability insurance maintained by WellChoice which tail policy shall be effective for a period from the Effective Time through and including the date six years after the date of the closing of the merger with respect to claims arising from facts or events that occurred on or before the Effective Time, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy; provided, however, that in no event shall WellPoint Holding Corp. be required to expend, for the entire tail policy, in excess of 300% of the annual premium currently paid by WellChoice for its current policy of directors’ and officers’ liability insurance; and, provided, further that, if the premium of such insurance coverage exceeds such amount, WellPoint Holding Corp. after consultation with WellChoice shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Merger Financing

WellPoint will have cash requirements of approximately $3.2 billion for the purchase price in connection with the merger, representing the cash portion of the purchase price plus the amount of transaction costs incurred in connection therewith. As of September 30, 2005, WellPoint had $1.6 billion of cash, cash equivalents and investments and access to $1.6 billion of availability under its existing credit facilities. In addition, WellPoint has entered into a commitment letter with respect to a bridge loan agreement under which it may borrow up to $3.0 billion in connection with the merger and the transactions contemplated thereby and to pay fees and expenses incurred in connection therewith. Pursuant to such commitment letter, the bridge loan agreement contemplated thereby will contain various conditions to WellPoint’s ability to borrow under the bridge loan, including conditions related to (1) the absence of any change, occurrence or development since December 31, 2004 that has had a material adverse effect; (2) WellPoint’s long-term unsecured non-credit enhanced debt not being rated less than Baa2 by Moody’s and BBB by S&P; (3) the maximum pro forma total debt to capitalization of WellPoint and its subsidiaries; (4) minimum pro forma liquidity of WellPoint and its unregulated subsidiaries; and (5) and such other conditions that are customary for transactions of this nature.

Pursuant to the terms of such commitment letter, interest under the bridge loan will be payable quarterly in arrears on substantially the same basis as under WellPoint’s existing senior credit facilities with respect to both eurodollar borrowings and base rate borrowings, in each case, plus an applicable margin determined on a per annum basis. The applicable margin for the bridge loans will range from 25.0 basis points to 62.5 basis points based upon the S&P and Moody’s debt ratings for WellPoint, with the higher debt rating resulting in a lower applicable margin per annum. The final maturity of the bridge loan facility will occur 364 days from the date of the initial borrowing of loans thereunder.

WellPoint intends to obtain permanent or long-term financing for part of the cash portion of the merger consideration through (1) issuance of commercial paper and/or borrowings under a new senior credit facility; and (2) the issuance of up to $2.7 billion of long-term debt securities. The ultimate mix of commercial paper, bank debt and long-term debt securities will be determined based on market conditions and other financial factors. In addition, WellPoint plans to use other sources of cash, including cash on hand, to fund the remaining part of the cash portion of the merger consideration or to fund any other cash requirements for the merger and related transactions.

The issuance of the senior notes contemplated in the commitment letter in respect of the bridge loan agreement and the amount by which the aggregate undrawn commitments and borrowings under all of WellPoint’s credit facilities exceeds $2.5 billion, in each case, prior to or during the term of the bridge loan agreement will result in commitment reductions under the bridge loan agreement in like amounts. To the extent that loans under the bridge loan agreement have been incurred by WellPoint, it must prepay such loans, without penalty or premium, together with accrued interest to the prepayment date, with the net proceeds from the issuance of any senior notes and by the amount which the aggregate undrawn commitments and borrowings under all of WellPoint’s credit facilities at such time exceed $2.5 billion.

THE MERGER AGREEMENT

This section of the document describes certain aspects of the proposed merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is incorporated by reference and attached as Appendix A to this proxy statement/prospectus. We urge you to read the entire merger agreement carefully.

The merger agreement has been included to provide you with information regarding its terms. The merger agreement contains representations and warranties by WellPoint, WellPoint Holding Corp. and WellChoice. The representations and warranties reflect negotiations between the parties to the merger agreement and, in certain cases, merely represent allocation decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the merger agreement and may be limited or modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the merger agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact.

Terms of the Merger

Subject to the terms and conditions of the merger agreement, and in accordance with Delaware law, upon completion of the merger, WellChoice will merge with and into WellPoint Holding Corp. and WellPoint Holding Corp. will be the surviving corporation. Concurrently, the separate corporate existence of WellChoice will terminate.

The merger agreement provides that each share of WellChoice common stock issued and outstanding immediately prior to the Effective Time (as defined below), other than (i) Company Treasury Shares, (ii) shares of Company Common Stock owned by WellPoint or WellPoint Holding Corp., (iii) Dissenting Shares and (iv) Subsidiary Held Stock (as each such term is defined in the merger agreement), will be converted into the right to receive (x) $38.25 in cash, without interest, and (y) 0.5191 shares of WellPoint common stock, par value $0.01 per share. Upon the conversion, all shares of WellChoice common stock will no longer be outstanding and will be automatically canceled and cease to exist.

In lieu of WellChoice being merged with and into WellPoint Holding Corp., if all of the conditions set forth in the merger agreement, excluding conditions that, by their terms, cannot be satisfied until the closing of the transaction, have been satisfied or waived, (other than the receipt of tax opinions that the merger qualifies as a reorganization under Section 368(a) of the Code), WellPoint has the right to irrevocably elect by notice delivered to WellChoice, and upon the terms and subject to the conditions set forth in the merger agreement, to cause the merger to be a merger of WellPoint Holding Corp. with and into WellChoice at the Effective Time, in which case, the separate corporate existence of WellPoint Holding Corp. will cease and WellChoice will continue as the surviving entity (which is referred to in this proxy statement/prospectus as the reverse merger election). The parties have agreed to amend the merger agreement and any related documents to the extent necessary to provide for the specific mechanics with respect to the reverse merger election, if made.

Manner and Basis of Converting Shares; Procedure; No Fractional Shares; Effect on Certificates

Promptly, but in any event within ten business days after the Effective Time, transmittal letters and exchange instructions will be mailed to each holder of record of Company Certificates (as such term is defined in the merger agreement), to be used to surrender and exchange such certificates. After receiving the transmittal letters and instructions, each holder of Company Certificates will be able to surrender such certificates in exchange for the merger consideration along with such duly executed and completed letter of transmittal to EquiServe Trust Company, N.A., acting as exchange agent, or another bank or trust appointed by WellPoint as exchange agent. Each holder of Company Certificates will be entitled to receive as merger consideration

(i) 0.5191 shares of WellPoint common stock for each share held of WellChoice common stock issued and outstanding immediately prior to the Effective Time, (ii) a check in the amount of $38.25 for each share of WellChoice common stock issued and outstanding immediately before the Effective Time, and (iii) any cash which may be payable in lieu of a fractional share of WellPoint common stock and any dividends or other distributions with respect to WellPoint common stock with a record date after the completion of the merger and before such certificates are delivered to the exchange agent. WellChoice stockholders should not surrender their certificates until they receive their transmittal letters and instructions.

After the merger is completed, each certificate formerly representing WellChoice common stock, until so surrendered and exchanged, will represent only the right to receive the cash and the number of whole shares of WellPoint common stock that the holder is entitled to receive in the merger, any cash payment in lieu of a fractional share of WellPoint common stock and any dividends or other distributions with respect to WellPoint common stock with a record date after the completion of the merger and before such certificates are delivered to the exchange agent. The holder of such an unexchanged certificate will not be entitled to receive any dividends or other distributions payable by WellPoint until the certificate has been exchanged. Subject to applicable laws, following surrender of such certificates, such dividends and distributions, together with any cash payment in lieu of a fractional share of WellPoint common stock, will be paid without interest.

WellPoint will not issue any fractional shares of WellPoint common stock in the merger. Instead, a WellChoice stockholder who otherwise would have received a fraction of a share of WellPoint common stock will receive in lieu thereof, an amount in cash (without interest) determined by multiplying the fractional part of a share of WellPoint common stock by the closing price for a share of WellPoint common stock, as reported on the New York Stock Exchange, at the Effective Time, or, if such a day is not a business day, on the business day immediately preceding the Effective Time.

Treatment of WellChoice Stock Options and Stock Awards

At the Effective Time, each WellChoice employee or director stock option (other than options held by WellChoice’s President and Chief Executive Officer and/or its named executive officers) will become fully vested and exercisable and all restrictions will lapse with respect to each other WellChoice stock award (including shares of restricted stock and restricted stock units). Options held by WellChoice’s President and Chief Executive Officer and/or its named executive officers will become fully vested at completion of the merger but will remain exercisable in accordance with the original terms of such options as set forth in the applicable option agreements (but, with regard to WellChoice’s President and Chief Executive Officer, without taking into account any change in control provisions contained therein). However, if any such named executive officer (not including WellChoice’s President and Chief Executive Officer) is involuntarily terminated (other than for “cause”) or such executive officer voluntarily terminates his or her employment for “good reason” (as such terms are defined in such executive officer’s change in control retention agreements) within 24 months following consummation of the merger, such options will be immediately exercisable.

Each outstanding WellChoice employee and director stock option will be automatically converted, upon completion of the merger, into an option to purchase WellPoint common stock. The number of shares of WellPoint common stock underlying the new WellPoint option will equal the number of shares of WellChoice common stock for which the corresponding WellChoice option was exercisable, multiplied by the Option Exchange Ratio (as defined below), with any fractional share that results being rounded down to the nearest whole share. The per share exercise price of each new WellPoint option will equal the exercise price of the corresponding WellChoice option divided by the Option Exchange Ratio rounded up to the nearest whole cent. The Option Exchange Ratio is equal to the sum of 0.5191 plus a fraction, the numerator of which is $38.25 and the denominator of which is the closing trading price of WellPoint common stock on the business day prior to the completion of the merger. All other terms of WellChoice options will, subject to the accelerated vesting and exercisability described above, remain unchanged after the conversion. WellPoint has agreed to assume WellChoice’s obligations with respect to WellChoice stock options that are converted into WellPoint options as described above.

At the completion of the merger, all other outstanding WellChoice stock awards held by employees and directors (including shares of restricted stock and restricted stock units but excluding stock options and awards under the WellChoice Employee Stock Purchase Plan) will be automatically converted into a right or award with respect to a number of shares of WellPoint common stock equal to the product of the number of shares of WellChoice common stock subject to such other WellChoice stock award multiplied by the Option Exchange Ratio, with any fractional shares rounded down to the nearest whole share. All other terms of the other WellChoice stock awards, subject to the accelerated vesting and exercisability and/or lapse of restrictions described above, will remain unchanged after the conversion.

WellPoint has agreed to file with the SEC a registration statement on Form S-8 no later than the completion of the merger to the extent necessary to register WellPoint common stock subject to the converted options and other stock awards.

Closing and Effective Time of the Merger

Closing. The closing of the merger will take place on the business day after the date on which all closing conditions set forth in the merger agreement have been either satisfied or waived (other than any conditions which by their terms cannot be satisfied until the closing date) or such other time as agreed to in writing by WellPoint and WellChoice. We currently expect to complete the merger in the first quarter of 2006.

Effective Time. The merger will be effective upon the due filing of a certificate of merger with the Secretary of State of the State of Delaware and as required by the Delaware General Corporation Law, or at such subsequent time as WellPoint and WellChoice agree and specify in the certificate of merger (the date and time the merger becomes effective being the “Effective Time”). Such filing of the certificate of merger will be made simultaneously with the closing of the transactions contemplated by the merger agreement.

Representations, Warranties, Covenants and Agreements

The merger agreement contains various customary representations and warranties of WellPoint, WellPoint Holding Corp. and WellChoice. The representations and warranties made by WellChoice cover the following topics as they relate to WellChoice:

•	proper organization and good standing;

•	its capital structure;

•	the corporate authorization and enforceability of the merger agreement;

•	the filing and accuracy of its SEC reports and the preparation and accuracy of financial statements;

•	information supplied in this registration statement and proxy statement;

•	board approval;

•	the applicable shareholder vote required to complete the merger;

•	brokers and finders;

•	litigation and compliance with laws;

•	absence of any Material Adverse Effect (as defined below), and certain other changes or events;

•	the opinion of WellChoice’s financial advisor;

•	taxes;

•	notices from governmental entities regarding accounting policies or practices under review or any off-balance sheet special purpose entities or financing arrangements;

•	compliance with the Sarbanes-Oxley Act of 2002 and other applicable securities law matters;

•	statutory financial statements;

•	reserves;

•	affiliate transactions;

•	compliance with the Health Insurance Portability and Accountability Act of 1996;

•	off-balance sheet arrangements;

•	environmental matters;

•	intellectual property matters;

•	certain agreements;

•	employee benefit plan matters;

•	labor matters;

•	insurance; and

•	capital or surplus maintenance.

The representations made by WellPoint and WellPoint Holding Corp. cover the following topics as they relate to WellPoint and WellPoint Holding Corp.:

•	proper organization and good standing of each party;

•	their capital structure;

•	the corporate authorization and enforceability of the merger agreement;

•	the filing and accuracy of WellPoint’s SEC reports and the preparation and accuracy of financial statements;

•	information supplied in this registration statement and proxy statement;

•	board approval;

•	no shareholder vote required to complete the merger; and

•	absence of any Material Adverse Effect (as defined below), and certain other changes or events.

“Material Adverse Effect” means, with respect to WellPoint or WellChoice, as the case may be, any effect that is materially adverse to the business, assets, operations or condition (financial or otherwise) of it and its subsidiaries, taken as a whole, other than any effect relating to:

(1)	the United States or global economy or securities markets in general;

(2)	the announcement of the merger agreement or the transactions contemplated by it;

(3)	changes in applicable law or regulations or in generally accepted accounting principles or regulatory accounting principles after the date of the merger agreement; or

(4)	general changes in the health benefits business after the date of the merger agreement;

provided that, with respect to each of clauses (1), (3) and (4), such effect is not more adverse with respect to it and its subsidiaries, taken as a whole, as the case may be, than the effect on comparable health benefits businesses generally.

No Solicitation of Alternative Transactions

The merger agreement provides that during its term, WellChoice will not, and will not permit any of its subsidiaries or any of its or its subsidiaries’ directors, officers, employees, agents or representatives to, directly or indirectly, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal or offer with respect to an Alternative Transaction (as defined below), or negotiate, explore or otherwise engage in discussions with any third-party with respect to an Alternative Transaction, or approve, endorse, recommend or authorize any Alternative Transaction, or enter into any agreement, arrangement or understanding with respect to any Alternative Transaction or requiring it to abandon, terminate or fail to consummate the merger or any other transactions contemplated by the merger agreement.

Despite this general prohibition on soliciting, encouraging, negotiating, recommending or engaging in discussions with respect to an Alternative Transaction, WellChoice may, at any time prior to the adoption of the merger agreement by WellChoice’s stockholders, furnish information to, and negotiate or otherwise engage in discussions with, any party who delivers a bona fide written proposal for an Alternative Transaction which was not solicited, initiated, encouraged or facilitated after the date of the merger agreement, if and so long as the WellChoice board of directors reasonably determines in good faith by resolution duly adopted:

•	after consultation with its outside legal counsel, that providing such information or engaging in such negotiations or discussions would be required in order for the directors to comply with their fiduciary duties under Delaware law; and

•	that the proposal is, or is reasonably likely to lead to, a “Superior Proposal” (as defined below).

WellChoice has also agreed that, prior to providing any information or data to, or entering into any negotiations or discussions with, any such third-party or making any such recommendation in connection with a proposal or offer for an Alternative Transaction, it will receive from such third-party an executed confidentiality agreement containing terms and provisions at least as restrictive as those contained in the confidentiality agreement between WellChoice and WellPoint but not containing any exclusivity or other provision that would restrict WellChoice’s ability to consummate the merger.

WellChoice has agreed to promptly notify WellPoint of any such inquiry, proposal or offer or discussion or negotiations and to provide WellPoint with the name of the person making the unsolicited bona fide written proposal for an Alternative Transaction. In addition, WellChoice has agreed to provide WellPoint with a summary of the material terms of such proposal or offer.

WellChoice has also agreed to keep WellPoint informed on a prompt basis regarding the status and material terms of any such proposals or offers and the status of any material developments in respect of any such discussions or negotiations, and that it will deliver to WellPoint a summary of any material changes to any such proposals or offers and all nonpublic information being furnished to the person proposing the Alternative Transaction. WellChoice agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any third-parties conducted prior to the merger agreement with respect to any Alternative Transaction and will not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement with such a third-party and shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement.

“Alternative Transaction” means any of the following events:

(1)	any tender or exchange offer, merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction (these transactions are referred to in this section as “Business Combination Transactions”) involving WellChoice or any of its subsidiaries with a party other than WellPoint, WellPoint Holding Corp., or any of their respective affiliates; or

(2)	the acquisition by a third party of 10% or more of the outstanding shares of WellChoice common stock, or of 10% or more of the assets or operations of WellChoice and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions.

“Superior Proposal” means a bona fide written proposal made by a person other than WellPoint or WellPoint Holding Corp. or any of their affiliates,

(1)	which is for a Business Combination Transaction involving, or any purchase or acquisition of,

(A)	more than 50% of the voting power of WellChoice’s capital stock; or

(B)	all or substantially all of the consolidated assets or operations of WellChoice and its subsidiaries; and

(2)	which is otherwise on terms which WellChoice’s board of directors reasonably determines in good faith after consultation with its outside legal counsel and financial advisors,

(A)	would result in a transaction that, if consummated, is more favorable to WellChoice’s stockholders from a financial point of view than the merger or, if applicable, any proposal by WellPoint to amend the terms of the merger agreement taking into account all the terms and conditions of such proposal and the merger agreement; and

(B)	is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

Conduct of the Business of WellChoice Following the Merger

Following the merger, WellChoice will be a wholly owned subsidiary of WellPoint. Pursuant to the merger agreement, the certificate of incorporation of WellPoint Holding Corp. as in effect immediately prior to the Effective Time will be the certificate of incorporation of the surviving corporation and thereafter may be amended in accordance with its terms and applicable law.

Expenses and Fees

In general, each party will be responsible for all expenses incurred by it in connection with the transactions contemplated by the merger agreement. However, WellPoint and WellChoice will each pay one-half of the expenses incurred in connection with the filing, printing and mailing of this registration statement and the proxy statement, and the preparation and filing of any materials in connection with the HSR Act.

Conditions to the Completion of the Merger

Conditions to Each Party’s Obligations to Complete the Merger. The respective obligations of WellPoint, WellPoint Holding Corp. and WellChoice to effect the merger are subject to the satisfaction or waiver, at or prior to the completion of the merger, of the following conditions:

•	No Injunctions or Restraints. No judicial order or other legal impediment is in effect that would prevent or prohibit the completion of the merger or any of the other transactions contemplated by the merger agreement and no action or proceeding by a governmental entity has been instituted for that purpose.

•	HSR Act. The waiting period (and any extension thereof) applicable to the merger under the HSR Act will have been terminated or will have expired.

•	Stock Exchange Listing. The shares of WellPoint common stock to be issued in the merger have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

•	Effective Registration Statement. This registration statement filed by WellPoint to register the shares of WellPoint common stock to be issued in the merger has been declared effective by the SEC and is not subject to any stop order suspending its effectiveness, and no proceeding for that purpose has been initiated or threatened by the SEC.

•	WellChoice Stockholder Approval. The merger agreement has been adopted by WellChoice’s stockholders.

Additional Conditions to the Obligations of WellPoint and WellPoint Holding Corp. The obligations of WellPoint and WellPoint Holding Corp. to effect the merger are further subject to the satisfaction or waiver by WellPoint, at or prior to the completion of the merger, of the following conditions:

•	Representations and Warranties.

(1)	WellChoice’s representations and warranties in the merger agreement relating to, among other things, WellChoice’s organizational documents, its capital structure, its corporate authority and power to enter into and consummate, and the enforceability of, the merger agreement, its reports and financial statements, and the board approval and the adoption by the stockholders of the merger agreement are true and correct in all respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent that such representations and warranties speak as of another date);

(2)	WellChoice’s representations and warranties contained in the merger agreement relating to the absence of any change, circumstance or event, since December 31, 2004, which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on WellChoice are true and correct as of the date of the merger agreement and as of the closing date as if made on and as of the closing date;

(3)	The remainder of WellChoice’s representations and warranties contained in the merger agreement (in each case, read without reference to any materiality, material or Material Adverse Effect qualifications) will be true and correct as of the date of the merger agreement and as of the closing date as if made on and as of the closing date (except to the extent that such representations and warranties speak as of another date), except for any failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on WellChoice; and

(4)	WellPoint has received a certificate of WellChoice’s Chief Executive Officer and Chief Financial Officer to the effect described in (1), (2) and (3) above.

•	Performance of Obligations of WellChoice. WellChoice will have performed or complied in all material respects with all agreements and covenants required to have been performed by it under the merger agreement at or prior to the closing date of the merger and WellPoint will have received a certificate of WellChoice’s Chief Executive Officer and Chief Financial Officer to that effect.

•	Required Governmental Consents. Specified governmental consents and approvals and any other material governmental consents or approvals required to consummate the transactions contemplated by the merger agreement must have been obtained and be in full force and effect; and provided that such required consents or approvals or the required approval of the Blue Cross Blue Shield Association do not, individually or in the aggregate, impose any Burdensome Term or Condition (as such term is defined in the merger agreement).

•	Blue Cross Blue Shield Association. Any required approval of the Blue Cross Blue Shield Association must have been obtained, so that the right of WellChoice’s subsidiaries to use the Blue Cross and Blue Shield name in WellChoice’s subsidiaries’ licensed service areas remains in full force and effect after the merger; and provided that such required approval of the Blue Cross Blue Shield Association and the required consents and approvals referred to above, do not, individually or in the aggregate, impose any Burdensome Term or Condition (as such term is defined in the merger agreement).

•	No Proceedings. There must not be pending or threatened any suit, litigation, action or other proceeding relating to the transactions contemplated by the merger agreement.

•	No Material Adverse Change. No change, circumstance or event shall have occurred at any time on or after the date of the merger agreement that, individually or in the aggregate, shall have had or would reasonably be expected to have a Material Adverse Effect on WellChoice.

•	Termination of Certain Agreement. The registration rights agreement, dated as of November 7, 2002, by and among WellChoice, the Fund and The New York Charitable Asset Foundation shall have been terminated and be of no further force and effect, and neither WellPoint nor any of its subsidiaries will have any further obligations in connection with such agreement.

•

Tax Opinion. Unless the reverse merger election is made, WellPoint shall have received a written opinion of White & Case LLP, on or before the date this registration statement becomes effective and, subsequently, on the closing date of the merger, that (1) the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (2) WellPoint and WellChoice will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

•	State PBM Contract. A contract related to insuring and administrating a prescription drug program in the State of New York shall have been executed by WellChoice and/or its applicable subsidiary on terms consistent in all material respects with the terms previously disclosed by WellChoice to WellPoint, or such other terms reasonably acceptable to WellPoint, and such contract shall be in full force and effect.

Additional Conditions to the Obligations of WellChoice. The obligations of WellChoice to effect the merger are further subject to the satisfaction or waiver by WellChoice, at or prior to the completion of the merger, of the following additional conditions:

•	Representations and Warranties.

(1)	WellPoint’s representations and warranties contained in the merger agreement relating to WellPoint’s organizational documents, its capital structure, the board approval of the merger agreement and the absence of any change, circumstance or event, since December 31, 2004, which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on WellPoint are true and correct as of the date of the merger agreement and as of the closing date as if made on and as of the closing date;

(2)	The remainder of WellPoint’s and WellPoint Holding Corp.’s representations and warranties contained in the merger agreement (in each case, read without reference to any materiality, material or Material Adverse Effect qualifications) are true and correct as of the date of the merger agreement and as of the closing date as if made on and as of the closing date (except to the extent that such representations and warranties speak as of another date), except for any failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on WellPoint;

(3)	WellChoice has received a certificate of WellPoint’s Chief Executive Officer and Chief Financial Officer to the effect described in (1) and (2).

•	Performance of Obligations of WellPoint and WellPoint Holding Corp. WellPoint and WellPoint Holding Corp. will have performed or complied in all material respects with all agreements and covenants required to be performed by them under the merger agreement at or prior to the closing of the merger and WellChoice will have received a certificate of WellPoint’s Chief Executive Officer and Chief Financial Officer to that effect.

•	Tax Opinion. Unless the reverse merger election is made, WellChoice will have received a written opinion of Gibson, Dunn & Crutcher LLP, on or before the date this registration statement becomes effective and, subsequently, on the closing date of the merger, that (1) the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and (2) WellPoint and WellChoice will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

•	Blue Cross Blue Shield Association. Any required approval of the Blue Cross Blue Shield Association must have been obtained, so that the right of WellChoice’s subsidiaries to use the Blue Cross and Blue Shield name in WellChoice’s subsidiaries’ licensed service areas remains in full force and effect after the merger.

Conduct of Business of WellChoice Pending the Merger

Pursuant to the merger agreement, WellChoice has agreed that, prior to the Effective Time, except as otherwise agreed to by WellPoint in writing or as expressly contemplated by the merger agreement, it will, and will cause each of its subsidiaries to, conduct their respective businesses in the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws and, except as expressly contemplated by the merger agreement will use commercially reasonable efforts to preserve substantially intact their respective business organizations, to keep available the services of the present officers and employees and to preserve the present relationships with significant customers, suppliers, licensors, licensees or distributors with which WellChoice or any of its subsidiaries has significant business relations.

Additionally, without the prior written consent of WellPoint (which consent will not be unreasonably withheld or delayed) WellChoice has agreed that, prior to the Effective Time, neither WellChoice nor any of its subsidiaries will, subject to previously agreed exceptions:

•	amend its organizational documents;

•	except as disclosed to WellPoint pursuant to the merger agreement, issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, any shares of any class of capital stock, any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock or any other ownership interest, of WellChoice or any of its subsidiaries, except pursuant to options or other rights outstanding as of the date of the merger agreement under any WellChoice benefits plan;

•	declare, set aside, make or pay any dividend or other distribution, with respect to any of its capital stock, other than dividends payable by a directly or indirectly wholly owned subsidiary of WellChoice to WellChoice or to another directly or indirectly wholly owned subsidiary of WellChoice;

•	acquire by merger, consolidation, or acquisition of stock or assets, any corporation, partnership or other business organization or division or line of business;

•	modify its current investment policies or practices in any material respect, except as a result of changes in applicable law;

•	transfer, sell, lease, mortgage, or otherwise dispose of or subject to any lien any of its assets, including capital stock of WellChoice’s subsidiaries, except permitted liens and equipment and property no longer used in the operation of WellChoice’s or any of its subsidiaries’ business, other than in the ordinary course of business consistent with past practice;

•	except as may be required as a result of a change in law or in generally accepted accounting or actuarial principles, make any change to its accounting practices or principles, or reserving or underwriting practices or principles;

•	settle or compromise any pending or threatened suit, action or claim (other than the payment of health benefit claims on behalf of customers of WellChoice) involving a payment by WellChoice or any of its subsidiaries in excess of $2,000,000;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of WellChoice or any of its subsidiaries;

•	fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies covering WellChoice or its subsidiaries or their respective properties, assets and businesses or comparable replacement policies;

•	authorize or make capital expenditures other than aggregate capital expenditures during the fiscal years 2005 and 2006 not to exceed amounts disclosed to WellPoint pursuant to the merger agreement;

•	(i) make any material tax election or settle or compromise any material federal, state, local or foreign tax liability, change any annual tax accounting period, change any material method of tax accounting, enter into any closing agreement relating to any tax or surrender any right to claim a tax refund, or (ii) consent, without providing advance notice to WellPoint, to any extension or waiver of the limitations period applicable to any tax claim or assessment;

•	reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, stock options or debt securities;

•	(i) repay or retire any indebtedness for borrowed money or repurchase or redeem any debt securities; (ii) incur any indebtedness for borrowed money, or issue any debt securities; or (iii) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, any obligations or loans or capital contributions to, or investments in, any other person, other than providers of WellChoice or any of its subsidiaries in the ordinary course of business consistent with past practice;

•	enter into or renew, extend, materially amend or otherwise materially modify (i) any WellChoice material contract, (ii) any other contract or agreement (as such terms are defined in the merger agreement), or (iii) except for any agreement that is not inconsistent with the procedure for the payment of dividends by WellChoice’s subsidiaries as set forth in the merger agreement, an agreement with an affiliate of WellChoice;

•	except as disclosed to WellPoint pursuant to the merger agreement and to the extent required by the merger agreement or applicable law, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of officers and employees of WellChoice or its subsidiaries in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans or enter into, or amend, any employment, consulting or severance agreement or arrangement with any present or former director, officer or employee of WellChoice or its subsidiaries or establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, welfare, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, except for any plan amendments to comply with Section 409A of the Internal Revenue Code;

•	create any new products or expand its marketing efforts beyond those states in which its products are offered as of the date of the merger agreement;

•	grant any license with respect to intellectual property other than non-exclusive licenses granted in the ordinary course of business;

•	take any action or omit to take any action that would reasonably be expected to cause any intellectual property used or held for use in WellChoice’s business to become invalidated, abandoned or dedicated to the public domain;

•	take or fail to take any action, or permit any of its subsidiaries to take or fail to take any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	except as disclosed to WellPoint pursuant to the merger agreement, effectuate a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act, affecting in whole or in part any site of employment, facility, operating unit or employee of WellChoice or any of its subsidiaries;

•	pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the financial statements of WellChoice or incurred in the ordinary course of business and consistent with past practice;

•	take or fail to take, or permit any of its subsidiaries to take or fail to take, any action that would adversely affect the conversion from qualifying as a reorganization; or

•	take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described above which would result in any of the conditions set forth in the merger agreement not being satisfied or would materially delay the closing.

Conduct of Business of WellPoint Pending the Merger

Pursuant to the merger agreement, WellPoint has agreed that, prior to the completion of the merger, except as agreed to by WellChoice in writing, it will not, and will cause each of its subsidiaries to not:

•	amend its organizational documents; or

•	declare, set aside or pay any dividend or other distribution (other than in connection with repurchases of WellPoint common stock made in accordance with WellPoint’s stock repurchase program in accordance with Rule 10b-18 of the Exchange Act), payable in cash, stock or property, with respect to any of its capital stock, other than dividends or distributions payable by a directly or indirectly wholly owned subsidiary of WellPoint to WellPoint or to another directly or indirectly wholly owned subsidiary of WellPoint.

Additional Covenants

Board Recommendations. WellChoice has agreed that its board of directors (i) will declare the merger agreement, the merger and the other transactions contemplated by the merger agreement advisable, fair to and in the best interests of WellChoice and the stockholders of WellChoice and recommend the adoption of the merger agreement by WellChoice’s stockholders, and include such recommendation in the proxy statement relating to the adoption by WellChoice’s stockholders of the merger agreement; (ii) will use its commercially reasonable efforts to solicit and obtain such adoption; and (iii) will not (A) withhold, withdraw, amend or modify in any manner averse to WellPoint such recommendation or (B) take any other action or make any other public statement inconsistent with such recommendation.

If, prior to the adoption of the merger agreement by WellChoice’s stockholders, WellChoice’s board of directors receives a Superior Proposal and reasonably determines in good faith by resolution duly adopted after consultation with outside legal counsel, that the failure to take such action would constitute a breach of its fiduciary duties under Delaware law, the board may effect a Change in Company Recommendation (as such term is defined in the merger agreement) provided that, prior to the taking of such action, WellChoice has given WellPoint five business days’ prior written notice of its intention to do so (unless at the time such notice is otherwise required to be given there are less than five business days until WellChoice’s stockholders meeting, in which case WellChoice shall provide as much notice as reasonably practicable) and during such time, WellChoice, if requested by WellPoint, has engaged in good faith negotiations with WellPoint to amend the merger agreement so that WellChoice’s board of directors can continue to recommend the adoption of the merger agreement, and subject to WellPoint’s right to terminate the merger agreement as described under “—Termination Fees” on page 89. WellChoice has agreed that, even if its board of directors effects a Change in Company Recommendation, it will not change its approval of the merger agreement, the voting agreement or any other board approval that would have the effect of causing the stock ownership restrictions or any other antitakeover provisions in its certificate of incorporation or any state takeover statute or similar statute to be applicable to the merger, or change WellChoice’s obligation to submit the merger agreement to its stockholders for adoption. WellChoice is required to present the merger agreement for adoption at the WellChoice stockholders meeting on the earliest practicable date (but not more than 30 days) after the Form S-4 becomes effective. Notwithstanding any Change in Company Recommendation by WellChoice’s board of directors, if the merger agreement is not otherwise terminated by either WellChoice or WellPoint in accordance with the terms of the merger agreement, the merger agreement will be submitted to the stockholders of WellChoice at the WellChoice stockholders meeting for the purpose of voting on adopting the merger agreement, and nothing contained in the merger agreement will relieve WellChoice of this obligation. WellChoice may disclose to its stockholders its position with respect to a tender offer or that a proposal for an Alternative Transaction has been made and the material terms of such proposal, if such disclosure is advisable under applicable law.

Transition Team. In accordance with the merger agreement, WellPoint and WellChoice have established a transition planning team comprised of an equal number of representatives of WellPoint and WellChoice. Subject to applicable law, the transition team is responsible for facilitating a transition and integration planning process to ensure the successful combination of the operations of WellPoint and WellChoice. Subject to applicable law, the transition team is responsible for developing, and monitoring the development of, and deliverables due under, an action plan for the combination of the businesses.

Employee Benefits Matters. From the completion of the merger until June 30, 2006, WellChoice’s and its subsidiaries’ current and former employees (other than those current and former employees whose terms and conditions of employment are subject to a collective bargaining agreement) will receive compensation and benefits that are in the aggregate no less favorable than the lesser of the compensation and benefits provided to such persons as of the completion of the merger or the compensation and benefits provided to similarly situated employees of WellPoint. All preexisting conditions, exclusions and waiting periods regarding participation and coverage requirements will be waived for WellChoice’s or its subsidiaries’ employees when they enter WellPoint health and welfare plans, and all deductibles, coinsurance or maximum out-of-pocket payments made by such employees during the applicable plan year in which such employees first participate in the corresponding WellPoint plan will reduce the amount of such payments made under such WellPoint plans. WellPoint will recognize service credit for service with WellChoice and its subsidiaries for purposes of eligibility and vesting credit and, solely with respect to severance pay obligations, levels of benefits for any WellPoint plan in which WellChoice’s or its subsidiaries’ employees will be eligible to participate, provided that no credit will be given to the extent that it would result in the duplication of benefits.

WellChoice will terminate the WellChoice Employee Stock Purchase Plan immediately prior to the merger and all participants will automatically exercise their purchase rights immediately prior to the termination of the plan. WellChoice’s or its subsidiaries’ employees will participate in the WellPoint Employee Stock Purchase Plan no later than the second quarterly cycle which begins after the merger.

Takeover Statutes. WellChoice and its board of directors shall, if any takeover statute or similar statute or regulation of any state becomes or may become applicable to the merger agreement, the merger, the voting agreement or any other transactions contemplated by the merger agreement and the voting agreement, grant such approvals and take such actions as are necessary to ensure that the merger, and the other transactions contemplated by the merger agreement and the voting agreement may be consummated as promptly as practicable and otherwise to minimize the effect of such statute or regulation on the merger agreement, the voting agreement, the merger and the other transactions contemplated by the merger agreement and the voting agreement.

Other Obligations. From and after the date of the merger agreement until the closing of the merger, except with WellPoint’s prior written consent, WellChoice will cause each of its subsidiaries that is an insurance company or health maintenance organization to pay dividends at the earliest practicable time in the ordinary course of business consistent with the past practice of such subsidiary, subject to any required approval or consent of any applicable regulatory authorities.

Stockholder Litigation. WellChoice shall promptly advise WellPoint orally and in writing of any stockholder litigation against WellChoice and/or its directors relating to the merger agreement, the merger, and/or the transactions contemplated by the merger agreement and will keep WellPoint fully informed of any such stockholder litigation. WellChoice will give WellPoint the opportunity to consult with WellChoice regarding the defense or settlement of any such stockholder litigation, will give consideration to WellPoint’s advice, and will not settle any such litigation prior to consultation and consideration.

Indemnification and Insurance

The merger agreement provides that, for six years following the Effective Time, WellPoint will cause WellPoint Holding Corp. to indemnify and hold harmless, and provide advancement of expenses to, the present and former directors, officers and employees of WellChoice and its subsidiaries, in each case to the same extent such persons were indemnified or had the right to advancement of expenses by WellChoice as of the date of the merger agreement, pursuant to WellChoice’s certificate of incorporation, bylaws and indemnification agreements, if any, in existence as of the date of the merger agreement with any current or former directors, officers and employees of WellChoice and its subsidiaries (but in any event to the fullest extent permitted by law) for acts or omissions occurring at or prior to the Effective Time. WellPoint will also cause WellPoint Holding Corp. to purchase as of the Effective Time a tail policy to the current policy of directors’ and officers’ liability insurance maintained by WellChoice which tail policy shall be effective for a period from the Effective Time through and including the date six years after the date of the closing of the merger with respect to claims arising from facts or events that occurred on or before the Effective Time, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy; provided, however, that in no event shall WellPoint Holding Corp. be required to expend, for the entire tail policy, in excess of 300% of the annual premium currently paid by WellChoice for its current policy of directors’ and officers’ liability insurance; and, provided, further that, if the premium of such insurance coverage exceeds such amount, WellPoint Holding Corp. after consultation with WellChoice shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Commercially Reasonable Efforts

Each of WellPoint and WellChoice has agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to complete the merger and the transactions contemplated by the merger agreement, including, among other things, obtaining all governmental and third party consents and approvals under any insurance, health, antitrust, merger control, competition, trade regulation or other law that may be asserted by any governmental authority with respect to the merger agreement and the merger and the other transactions contemplated by the merger agreement necessary to satisfy the closing conditions as promptly as practicable. Notwithstanding this covenant, nothing shall require WellPoint to agree to a Burdensome Term or Condition as a condition to, or in connection with, obtaining any necessary consents for the merger or any required approval of the Blue Cross Blue Shield Association. A “Burdensome Term or Condition” is any term or condition that would (i) impose any limitations on WellPoint’s ownership or operation of all or any portion of its or WellChoice’s, or any of their respective subsidiaries’, businesses or assets, or compel WellPoint or any of its subsidiaries to dispose of or hold separate all or any portion of its or WellChoice’s, or any of their respective subsidiaries’, businesses or assets, (ii) impose any limitations on the ability of WellPoint to acquire or hold or to exercise full rights of ownership of the WellChoice common stock, (iii) impose any obligations on WellPoint or any of its subsidiaries or WellChoice or any of its subsidiaries in respect of or relating to WellPoint’s or any of its subsidiaries’ or WellChoice’s or any of its subsidiaries’ facilities, operations, places of business, employment levels, products or businesses, (iv) require WellPoint or any of its subsidiaries or WellChoice or any of its subsidiaries to make any payments or (v) impose any other obligation, restriction, limitation, qualification or other condition on WellPoint or any of its subsidiaries or WellChoice or any of its subsidiaries (other than, with respect to clauses (iii), (iv) and (v), such terms or conditions as are reasonable and relate to the ordinary course of business of WellChoice and its subsidiaries and that are imposed by a governmental entity with power and authority to grant the necessary consents, and which individually or in the aggregate (A) could have been imposed on WellChoice and its subsidiaries as of September 27, 2005 by such governmental entity in the ordinary course of regulating the business of WellChoice and its subsidiaries and (B) do not competitively disadvantage WellPoint or any of its subsidiaries or WellChoice or any of its subsidiaries).

Termination

The merger agreement may be terminated at any time prior to the Effective Time, before or after the adoption of the merger agreement by the stockholders of WellChoice:

•	by the mutual written consent of WellPoint, WellPoint Holding Corp. and WellChoice;

•	by WellPoint or WellChoice, if the merger has not been consummated on or before February 14, 2006; provided, however, that this right to terminate the merger agreement will not be available to any party if such party’s action or failure to act has been the principal cause of or result in the failure of the merger to be consummated on or before such date;

•	by WellPoint, if the WellChoice board of directors fails to make its recommendation in favor of the adoption of the merger agreement, fails to include its recommendation in the proxy statement its recommendation in favor of the merger, withdraws, amends or modifies its recommendation in a manner adverse to WellPoint or authorizes, endorses, approves or recommends to WellChoice’s stockholders, or otherwise authorizes, endorses, approves or publicly recommends, an Alternative Transaction;

•	by either WellPoint or WellChoice, if the stockholders of WellChoice fail to adopt the merger agreement;

•	by either WellPoint or WellChoice, if any court or other governmental body of competent jurisdiction has issued a nonappealable order or taken any nonappealable action restraining, enjoining or otherwise prohibiting the merger;

•	by WellChoice, if prior to the closing of the merger, there has been a breach of any representation, warranty, covenant or agreement on the part of WellPoint or WellPoint Holding Corp. or any representation or warranty of WellPoint or WellPoint Holding Corp. has become untrue after the date of the merger agreement, which breach or untrue representation or warranty would, individually or in the aggregate, give rise to the failure of a condition to the obligations of WellChoice and is incapable of being cured prior to the closing of the merger by WellPoint or is not cured within 30 days of notice of such breach; or if any of the conditions to each party’s obligations set forth in the merger agreement, (other than WellChoice’s stockholders adopting the merger agreement) (see “—Conditions to Each Party’s Obligations to Effect the Merger” on page 81) have become incapable of fulfillment;

•	by WellPoint, if prior to the closing of the merger, there has been a breach of any representation, warranty, covenant or agreement on the part of WellChoice or any representation or warranty of WellChoice has become untrue after the date of the merger agreement, which breach or untrue representation or warranty would, individually or in the aggregate, give rise to the failure of a condition to the obligations of WellPoint and WellPoint Holding Corp. and is incapable of being cured prior to the closing of the merger by WellChoice or is not cured within 30 days of notice of such breach, if any of the conditions to each party’s obligations set forth in the merger agreement, (see “—Conditions to the Completion of the Merger” on page 81) have become incapable of fulfillment;

•	by WellPoint, if the necessary governmental consents or approvals required to consummate the transactions contemplated by the merger agreement and any required approval of the Blue Cross Blue Shield Association, individually or in the aggregate, contain any Burdensome Terms or Conditions (as defined in the merger agreement).

Effect of Termination

In the event of termination of the merger agreement, the obligations of WellPoint, WellPoint Holding Corp. and WellChoice will terminate, except for the confidentiality provisions and the provisions related to termination of the merger agreement and the non-survival of certain representations and warranties (including WellChoice’s and WellPoint’s respective obligations to pay a termination fee under the circumstances described in the merger agreement, as described below), and there will be no liability on the part of any party to the merger agreement upon termination except those liabilities arising from a willful breach of any provision of the merger agreement.

Termination Fees

In the merger agreement, WellChoice has agreed to pay WellPoint within one business day following termination of the merger agreement a termination fee, by wire transfer in immediately available funds in the amount of $230,000,000, if the merger agreement is terminated:

•

by WellPoint because (i) the WellChoice board of directors fails to make its recommendation in favor of the adoption of the merger agreement or fails to include its recommendation in this proxy statement, or effects a change in its recommendation in a manner adverse to WellPoint, or (ii) the WellChoice board of directors authorizes, endorses, approves or recommends to WellChoice’s stockholders, or otherwise authorizes, endorses, approves or publicly recommends, an Alternative Transaction.

In the merger agreement, WellChoice has agreed to pay WellPoint if, in each case, WellChoice, within twelve months after such termination, either consummates an Alternative Transaction or enters into a definitive agreement with respect to an Alternative Transaction, a fee, by wire transfer in immediately available funds, in the amount of $230,000,000 simultaneously with such consummation or entering into such definitive agreement, if the merger agreement is terminated:

•	by WellPoint or WellChoice, if the merger has not been consummated on or before February 14, 2006; provided, however, that this right to terminate the merger agreement will not be available to any party if such party’s action or failure to act has been the principal cause of or result in the failure of the merger to be consummated on or before such date; and:

•	a vote of WellChoice’s stockholders contemplated by the merger agreement at the WellChoice stockholders meeting to adopt the merger agreement has not occurred, and

•	a proposal with respect to an Alternative Transaction has been publicly announced or otherwise communicated or made known to the senior management or board of directors of WellChoice at any time after the date of the merger agreement and prior to the date of the termination of the merger agreement;

•	by either WellPoint or WellChoice, if the stockholders of WellChoice fail to adopt the merger agreement and a proposal with respect to an Alternative Transaction has been publicly announced or otherwise communicated or made known to the senior management or the board of directors of WellChoice at any time after the date of the merger agreement and prior to the date of the WellChoice stockholders meeting; or

•	by WellPoint, if WellChoice materially breaches its agreement to, among other things, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting to adopt the merger agreement, use its commercially reasonable efforts to obtain such adoption, not exempt third parties from the threshold restrictions on WellChoice stock ownership and not solicit a business combination transaction with a third party.

Amendments; Extension and Waiver; Assignment

WellPoint and WellChoice may amend the merger agreement, by action taken or authorized by their respective boards of directors, at any time before or after adoption of the merger agreement by the stockholders of WellChoice, but, after any such adoption, no amendment may be made if applicable law or New York Stock Exchange requirement would require approval of such stockholders without such further approval. The merger agreement may not be amended except in writing signed on behalf of each of the parties thereto.

At any time prior to the Effective Time, WellPoint and WellChoice, by action taken or authorized by their respective boards of directors, may (1) extend the time permitted for performance of any obligations or other acts of the other parties to the merger agreement; (2) waive any inaccuracies in the parties’ representations and warranties; or (3) waive compliance with any of the agreements or conditions contained in the merger agreement.

Neither the merger agreement nor any of the rights, interests or obligations under the merger agreement are assignable by any of the parties thereto, in whole or in part, without the prior written consent of the other parties. The merger agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

THE VOTING AGREEMENT

Concurrently with the execution of the merger agreement, WellPoint entered into a voting agreement with the Fund in order to facilitate the merger of WellChoice with and into WellPoint Holding Corp.

Voting of Shares. Pursuant to the voting agreement, and subject to the terms and conditions contained therein, the Fund has agreed, at every meeting of WellChoice’s stockholders called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of WellChoice’s stockholders with respect to any of the following, to vote, or cause to be voted, the Subject Shares (as such term is defined in the voting agreement) in favor of the adoption of the merger agreement, the merger and each of the other transactions contemplated by the merger agreement and any other action reasonably requested by WellPoint in furtherance thereof. The Fund will not enter into any agreement, arrangement or understanding with any person to vote or give instructions inconsistent with the relevant terms of the voting agreement and will not take any other action that would, or would reasonably be expected to, in any manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the merger, the merger agreement or any of the transactions contemplated by the merger agreement. Further, the Fund has agreed to vote against (i) the approval of any Alternative Transaction (as such term is defined in the merger agreement) or the adoption of any agreement relating to any Alternative Transaction or (ii) any amendment to WellChoice’s certificate of incorporation or bylaws or any other action, agreement, proposal or transaction involving WellChoice or any of its subsidiaries, which amendment or other action, agreement, proposal or transaction would, or would reasonably be expected to, result in a breach of any covenant, representation or warranty or any other obligation or agreement of WellChoice contained in the merger agreement or of the Fund contained in the voting agreement or would, or would reasonably be expected to, in any manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the merger, the merger agreement or any other transaction contemplated by the merger agreement. The Fund has further agreed not to commit or agree to take any action inconsistent with the foregoing.

Transfer Restrictions. The Fund has agreed that following the execution of the voting agreement and until its expiration date, the Fund will not (a) sell, transfer, exchange, pledge, assign, hypothecate, encumber, tender or otherwise dispose of, or enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with WellChoice or any other person or enter into any contract, option or other agreement, arrangement or understanding with respect to the transfer of, directly or indirectly, any of the Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares, any other capital stock of WellChoice or any interest in any of the foregoing, or join in any registration statement under the Securities Act with respect to any of the foregoing; (b) enter into a swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Subject Shares; or (c) create or permit to exist any liens, claims, options, charges or other encumbrances on or otherwise affecting any of the Subject Shares.

No Solicitation of Alternative Transactions. Pursuant to the voting agreement, the Fund has agreed not to (i) solicit proposals relating to Alternative Transactions or (ii) enter into discussions concerning, provide confidential information in connection with, approve or recommend, or enter into any agreement with respect to, Alternative Transactions.

Voting Trust and Divestiture Agreement. Pursuant to the Voting Trust and Divestiture Agreement, dated as of November 7, 2002, by and among WellChoice, the Fund and The Bank of New York, as trustee, the Fund has agreed that immediately following the closing of the merger, WellPoint and the Fund will jointly notify the trustee in writing that the Fund Beneficially Owns (as such term is defined in the Voting Trust and Divestiture Agreement) less than five percent of the issued and outstanding shares of each class of Capital Stock (as such term is defined in the Voting Trust and Divestiture Agreement) of WellChoice and WellPoint, which will have the effect of terminating the Voting Trust and Divestiture Agreement.

Termination. The voting agreement will terminate upon and have no further force or effect after the earliest to occur of (a) the Effective Time and (b) the date three months following the date on which the board of directors of WellChoice effects a Change in Company Recommendation pursuant to the merger agreement; provided, however, that (i) the provisions relating to the voting of WellChoice shares will terminate upon the board of directors of WellChoice effecting a Change in Company Recommendation pursuant to the merger agreement and (ii) the Fund will, upon termination of the merger agreement in accordance with its terms, be permitted to transfer the Subject Shares pursuant to an effective registration statement by exercising its rights under the Registration Rights Agreement, dated November 7, 2002, by and among WellChoice, the Fund and The New York Charitable Asset Foundation, or pursuant to open market transactions that comply with the requirements of Rule 144 of the Securities Act.

Fees and Expenses. WellPoint and the Fund have agreed to bear their respective costs and expenses incurred in connection with the voting agreement.

ACCOUNTING TREATMENT

The merger of WellChoice with and into WellPoint Holding Corp., a direct wholly owned subsidiary of WellPoint, in which WellPoint Holding Corp. will be the surviving entity, will be accounted for in accordance with accounting principles generally accepted in the United States using the purchase method of accounting. WellPoint will establish a new accounting basis for the assets and liabilities of WellChoice based on their fair values, the value of the consideration deemed to be provided to WellChoice’s stockholders in connection with the merger and the costs of the merger. WellPoint will record as goodwill the excess, if any, of the consideration over the fair values of WellChoice’s assets (including identifiable intangible assets) and liabilities. A final determination of required purchase accounting adjustments, including the allocation of consideration to the assets acquired and liabilities assumed, based on their respective fair values, has not yet been made. For financial reporting purposes, the results of operations of WellChoice will be included in WellPoint’s consolidated statement of income following the completion of the merger. WellPoint’s financial statements for prior periods will not be restated as a result of the merger or related transactions.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion sets forth the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of WellChoice common stock. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Code, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect and available on the date of this proxy statement/prospectus, any of which may change, possibly retroactively. Such a change could affect the continuing validity of this discussion.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of WellChoice common stock who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (i) is subject to (a) the primary supervision of a court within the United States and (b) the authority of one or more United States persons to control all substantial decisions or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds WellChoice common stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding WellChoice common stock, you should consult your tax advisors.

This discussion assumes that you, as a U.S. holder, hold your shares of WellChoice common stock as capital assets within the meaning of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in stocks and securities, or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a holder of WellChoice common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of WellChoice common stock who received his or her WellChoice common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	a holder that is not a U.S. holder, certain expatriates or a person that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any WellChoice benefit plan; or

•	a holder of WellChoice common stock who holds WellChoice common stock as part of a hedge against currency risk, a straddle or a constructive sale or a conversion transaction.

The United States federal income tax consequences resulting from the merger will differ depending on whether WellPoint makes the reverse merger election described under “SUMMARY—The Merger” above, which you may not know until the closing of the merger. Your vote for the adoption of the merger agreement constitutes approval of the merger, whether it is completed as a forward merger or a fully taxable reverse merger.

In General—No Reverse Merger Election

Assuming WellPoint does not make the reverse merger election, completion of the merger is conditioned on, among other things, the receipt by each of WellPoint and WellChoice of tax opinions from White & Case LLP and Gibson, Dunn & Crutcher LLP, respectively, that (i) the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) WellChoice, WellPoint and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code. These opinions will be based on representation letters provided by WellPoint and WellChoice to be delivered at the time of closing and on customary factual assumptions, and will assume that the merger will be completed according to the terms of the merger agreement.

WellPoint and WellChoice have not and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.

Based on the above assumptions and qualifications and the representations expected to be provided by WellPoint and WellChoice at the time of the closing and on certain customary factual assumptions, all of which must continue to be true, accurate and complete in all material respects as of the completion of the merger, it is the opinion of White & Case LLP, counsel to WellPoint, and Gibson, Dunn & Crutcher LLP, counsel to WellChoice, that the material U.S. federal income tax consequences of the merger, if the reverse merger election is not made, will be as follows:

•	the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code;

•	subject to the paragraph captioned “Additional Considerations—Recharacterization of Gain as a Dividend” below, upon exchanging WellChoice common stock for a combination of cash and shares of WellPoint common stock in the merger, you will recognize gain (but not loss) in an amount equal to the lesser of the cash (excluding any cash received in lieu of a fractional share of WellPoint common stock) that you receive in the merger or the excess, if any, of (i) the sum of the cash (excluding any cash received in lieu of a fractional share of WellPoint common stock) and the fair market value of the shares of WellPoint common stock you receive (including any fractional share of WellPoint you are deemed to receive and exchange for cash), over (ii) your tax basis in the WellChoice common stock surrendered in the merger;

•	your aggregate tax basis in the shares of WellPoint common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will equal your aggregate tax basis in the WellChoice common stock you surrendered in the merger, increased by the amount of taxable gain, if any, you recognize on the exchange and decreased by the amount of any cash received by you in the merger (excluding any cash received in lieu of a fractional share of WellPoint common stock); and

•	your holding period for the shares of WellPoint common stock that you receive in the merger (including any fractional share interest that you are deemed to receive and exchange for cash) will include your holding period for the shares of WellChoice common stock that you surrender in the exchange.

If you acquired different blocks of WellChoice common stock at different times and at different prices, any gain or loss will be determined separately with respect to each block of WellChoice common stock, and the cash and shares of WellPoint common stock you receive will be allocated pro rata to each such block of stock. In addition, your basis and holding period in your shares of WellPoint common stock may be determined with reference to each block of WellChoice common stock.

Taxation of Capital Gain. Except as described under “Additional Considerations—Recharacterization of Gain as a Dividend” below, gain that you recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if you have held (or are treated as having held) your WellChoice common stock for more than one year as of the date of the merger. If you are a non-corporate holder of WellChoice common stock, long-term capital gain generally will be taxed at a maximum United States federal income tax rate of 15%.

Additional Considerations—Recharacterization of Gain as a Dividend. All or part of the gain you recognize could be treated as ordinary dividend income rather than capital gain if (i) you are a significant shareholder of WellPoint or (ii) your percentage ownership, taking into account constructive ownership rules, in WellPoint after the merger is not meaningfully reduced from what your percentage ownership would have been if you had received solely shares of WellPoint common stock rather than a combination of cash and shares of WellPoint common stock in the merger. This could happen, for example, because of a purchase of additional shares of WellPoint common stock by you, a purchase of shares of WellPoint common stock by a person related to you or a share repurchase by WellPoint from other holders of WellPoint common stock. Because the possibility of dividend treatment depends upon your particular circumstances, including the application of certain constructive ownership rules, you should consult your own tax advisor regarding the potential tax consequences of the merger to you. Under the constructive ownership rules, a shareholder may be deemed to own stock that is owned by others, such as a family member, trust, corporation or other entity. If you are an individual, certain dividends may be subject to reduced rates of taxation, equal to the rates applicable to long-term capital gains. However, individuals who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or who elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. You should consult your tax advisor regarding the application of the foregoing rules to your particular circumstances.

Cash in lieu of Fractional Shares. You will generally recognize capital gain or loss on any cash received in lieu of a fractional share of WellPoint common stock equal to the difference between the amount of cash received instead of a fractional share and the portion of your basis in WellPoint common stock allocated to such fractional share. Any such capital gain or loss will be long-term capital gain or loss if you have held (or are treated as having held) your WellChoice common stock for more than one year at the time of the merger.

Dissenting Stockholders. Holders of WellChoice common stock who dissent with respect to the merger as discussed in “THE MERGER—Dissenters’ Rights” beginning on page 67, and who receive cash in respect of their shares of WellChoice common stock will recognize capital gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares.

Reverse Merger Election

If the reverse merger election is made:

•	the merger will not constitute a reorganization within the meaning of Section 368(a) of the Code, in which case the exchange of WellChoice common stock for a combination of WellPoint common stock and cash in the merger will be a fully taxable transaction to you for U.S. federal income tax purposes;

•	you will recognize gain or loss equal to the difference between the sum of the cash and the fair market value of WellPoint common stock received (including any fractional shares deemed issued) and your adjusted tax basis in your WellChoice common stock;

•	you will not recognize any additional gain or loss on the deemed disposition of fractional shares received for cash;

•	your tax basis in the shares of WellPoint common stock (including any fractional interest) received in the merger will equal the fair market value of those shares of WellPoint common stock on the closing date of the merger; and

•	the holding period for the WellPoint common stock received in the merger will begin on the day after the closing date of the merger.

Backup Withholding. Holders of WellChoice common stock may be subject to information reporting and backup withholding on any cash payments received. You will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are a U.S. person (including a U.S. resident alien) not subject to backup withholding on the substitute Form W-9 you will receive;

•	are a corporation and, when required, demonstrate that fact and otherwise comply with applicable requirements of the backup withholding rules; or

•	otherwise establish that you are exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service. The backup withholding tax rate is currently 28%.

Reporting Requirements. If you receive shares of WellPoint common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to attach to your United States federal income tax return for the year in which the merger takes place a statement setting forth all relevant facts relating to the merger. At a minimum, the statement must include (i) the stockholder’s tax basis in the WellChoice common stock surrendered and (ii) the fair market value, as of the time of the effective date of the merger, of the WellPoint common stock received in the exchange therefor.

This discussion does not address tax consequences that may vary with, or are contingent upon, the individual circumstances of holders of WellChoice common stock. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to holders of WellChoice common stock will depend upon the facts of their particular situation. Accordingly, we strongly urge holders of WellChoice common stock to consult with their tax advisors to determine the particular federal, state, local or foreign income or other tax consequences to them as a result of the merger.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

WellPoint is incorporated under the laws of the State of Indiana and WellChoice is incorporated under the laws of the State of Delaware. Accordingly, the rights of WellPoint shareholders are governed by the laws of the State of Indiana while the rights of WellChoice stockholders are governed by the laws of the State of Delaware. As a result of the merger, WellChoice stockholders will become shareholders of WellPoint. Thus, following the merger, the rights of WellChoice stockholders who become WellPoint shareholders in the merger will be governed by the laws of the State of Indiana and will also then be governed by the WellPoint articles of incorporation and the WellPoint bylaws.

Comparison of Shareholders’ Rights

Set forth on the following pages is a summary comparison of material differences between the rights of an WellPoint shareholder under the WellPoint articles of incorporation, as currently in effect and as will be in effect at the completion of the merger, the WellPoint bylaws, as currently in effect and as will be in effect at the completion of the merger, and Indiana law (left column) and the rights of a WellChoice stockholder under the WellChoice certificate of incorporation, the WellChoice bylaws and Delaware law (right column). The summary set forth below is not intended to provide a comprehensive summary of Indiana or Delaware law or of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the WellPoint articles of incorporation and the WellPoint bylaws, both as currently in effect and as will be in effect at the completion of the merger, and the WellChoice certificate of incorporation and the WellChoice bylaws.

Authorized Share Capital

WellPoint	WellChoice
• 900,000,000 common shares	• 225,000,000 shares of common stock

• 25,000,000 shares of preferred stock

• 100,000,000 preferred shares	• 1 share of Class B common stock.

Size of the Board of Directors

WellPoint	WellChoice

The IBCL provides that the board of directors of an Indiana corporation must consist of one or more individuals, with the number specified in or fixed in accordance with the articles of incorporation or bylaws. Under WellPoint’s current articles of incorporation, the number of directors shall consist of no less than five nor more than 19, with the exact number to be specified from time to time by resolution of the Board of Directors. Currently, the number of directors of WellPoint is 17.

The directors are divided into three (3) groups, with each group consisting of one-third (1/3) of the total of directors, as near as may be, with the term of office of the first group to expire at the annual meeting of shareholders in 2006, the term of office of the second group to expire at the annual meeting of shareholders in

The DGCL provides that the board of directors of a corporation shall consist of one or more individuals and that the number of directors shall be fixed by, or in the manner provided in, the corporation’s bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by an amendment to the certificate of incorporation.

The board of directors of WellChoice consists of no less than five or more than 19 directors, with the exact number of directors to be determined by a resolution of the independent Board majority. The DGCL permits a classified board of directors, divided into as many as three classes. WellChoice’s certificate of incorporation provides for the

WellPoint	WellChoice
2007, and the term of office of the third group to expire at the annual meeting of shareholders in 2008; and at each annual meeting of shareholders, the directors chosen to succeed those whose terms then expire are identified as being of the same group as the directors they succeed and are elected for a term expiring at the third succeeding annual meeting of shareholders.

WellChoice board of directors to be divided into three classes. The board of directors of WellChoice is elected by a plurality of the votes cast by stockholders, up to the number of directors to be elected in such election, without cumulative voting. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term.

WellChoice’s certificate of incorporation requires that a majority of the members of the whole board of directors be independent directors, within the meaning of WellChoice director independent standards which reflect New York Stock Exchange director independent standards as currently in effect. As part of the plan of conversion, WellChoice has agreed that at least 71% of the board of directors members be independent under the rules of the New York Stock Exchange.

Nomination of Directors for Election

WellPoint	WellChoice

Under WellPoint’s bylaws, the board of directors or any shareholder entitled to vote in the election of directors who complies with the notice procedures in WellPoint’s bylaws may nominate one or more persons for WellPoint’s board of directors. The notice procedures in WellPoint’s bylaws require shareholders to give notice to WellPoint:

For an election to be held at an annual meeting:

•      not less than 90 nor more than 120 days prior to the first anniversary of the prior year’s annual meeting, or

•      if the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, not earlier than the 120th day prior to the annual meeting and not later than the 90th day prior to the meeting or the 10th day following public announcement of the date of the meeting.

For an election to be held at a special meeting:

•      not earlier than the 120th day prior to the special meeting and not later than the close of business on the 90th day prior to the meeting or the 10th day following public announcement of the special meeting and of the nominees to be elected at such meeting.

Under WellChoice’s bylaws, an independent majority of the board of directors or any stockholder entitled to vote in the election of directors may nominate one or more persons for WellChoice’s board of directors.

WellPoint	WellChoice
The notice must include, among other things, information on the nominating shareholder and information regarding the nominee required by the proxy rules of the SEC.

Vacancies of the Board

WellPoint	WellChoice

As permitted by the IBCL, WellPoint’s bylaws provide that the remaining members of the board of directors (whether or not they constitute a quorum of the board) who qualify as continuing directors, may by a majority vote fill any vacancies; provided, however, if no members who then qualify as continuing directors remain or the remaining members who then qualify as continuing directors cannot agree on a successor or determine not to select a successor, such vacancy may be filled at a special meeting of shareholders called for that purpose or at the next annual meeting of shareholders. Under the IBCL and WellPoint’s bylaws, the term of a director elected to fill a vacancy expires at the end of the term for which the director’s predecessor was elected.

WellChoice’s bylaws provide that for any board vacancy or for any newly created directorship, a director shall be elected to fill the vacancy or the newly created directorship by a vote of not less than a majority of the directors then in office.

The WellPoint bylaws provide that, until November 30, 2006, unless 80% of all of the directors of WellPoint determine otherwise:

•      if a vacancy results from the resignation, retirement, removal, death, incapacitation or other unavailability of an WellPoint aligned director, as defined below, then the remaining WellPoint aligned directors will have the exclusive right to nominate a person reasonably acceptable to the Governance Committee of WellPoint to fill the vacancy and the entire WellPoint board of directors will elect that person or, if appropriate, nominate such person for election as a director by the WellPoint shareholders, and

•      if a vacancy results from the resignation, retirement, removal, death, incapacitation or other unavailability of a WellChoice aligned director, as defined below, then the remaining WellChoice aligned directors will have the exclusive right to nominate a person reasonably acceptable to the Governance Committee of WellPoint to fill the vacancy and the entire WellPoint board of directors will elect that person or, if appropriate, nominate such person for election as a director by the WellPoint shareholders.

Removal of Directors

WellPoint	WellChoice

Under the IBCL, a director may be removed by the shareholders or directors, with or without cause, unless the articles of incorporation provide otherwise. WellPoint’s articles of incorporation provide that directors may be removed only at a meeting of the shareholders or directors called expressly for that purpose. Removal by the shareholders requires an affirmative vote of the holders of outstanding shares representing at least 66 2/3% of all the votes then entitled to be cast at an election of directors. Removal of a director by the board of directors requires an affirmative vote of both (a) a majority of the entire number of directors at the time and (b) a majority of the directors who then qualify as continuing directors.

Under the DGCL, when a board of directors is classified, and unless otherwise provided in the certificate of incorporation, directors may be removed only for cause and only by the holders of at least 75% of the shares then entitled to vote at an election of directors.

Anti-Takeover Statutes

WellPoint	WellChoice

Certain Business Combinations. The IBCL restricts the ability of a “resident domestic corporation” to engage in any combination with an “interested shareholder” for five years after the interested shareholder’s date of acquiring shares, unless the combination or the purchase of shares by the interested shareholder is approved by the board of directors of the resident domestic corporation before the interested shareholder’s date of acquiring shares. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if the shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. A corporation may elect out of these provisions in an amendment to its articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. WellPoint’s articles of incorporation do not elect out of these provisions.

Business Combinations with Interested Stockholders. Section 203 of the DGCL prohibits, in certain circumstances, a “business combination” between the corporation and an “interested stockholder” within three years of the stockholder becoming an “interested stockholder.” An “interested stockholder” is a holder who, directly or indirectly, controls 15% or more of the outstanding voting shares or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting shares at any time within the prior three-year period. A “business combination” includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation or the aggregate market value of the consolidated assets or outstanding shares of the corporation and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. This provision does not apply where:

•      the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder acquired such 15% interest;

•      upon the consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interestedstockholder owned at least 85% of the outstanding voting

•      “Resident domestic corporation” means an Indiana corporation that has 100 or more shareholders.

•      “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is:

•      the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation, or

WellPoint	WellChoice

•      an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the outstanding shares of the resident domestic corporation.

Control Share Acquisitions. The IBCL’s control share acquisition provisions give the disinterested shareholders of certain Indiana corporations a right to vote collectively on whether or not to accord voting power to shares that would give their acquirer a significant level of influence or control over the future governance of the corporation.

Under the IBCL, an acquiring person who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. Unless otherwise provided in a corporation’s articles of incorporation or bylaws before a control share acquisition has occurred, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares. WellPoint’s bylaws provide that the control share acquisition provisions of the IBCL apply to WellPoint. Moreover, WellPoint’s bylaws opt into a provision of the IBCL that allows WellPoint to redeem an acquiring person’s control shares in the event of either a failure to file with WellPoint an acquiring person statement with respect to such control share acquisition in accordance with the IBCL or the control shares are not accorded full voting rights by WellPoint’s shareholders as provided by the IBCL.

•      ”Control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect of which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges: 20% or more but less than 33 1/3%, 33 1/3% or more but less than a majority or a majority or more.

shares of the corporation (excluding shares held by persons who are directors and also officers and by certain employee stock plans);

•      the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting;

•      the corporation does not have a class of voting shares that is listed on a national securities exchange, authorized for quotation on NASDAQ, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

•      the corporation effectively elects not to be governed by this provision; or

•      in certain other limited circumstances.

A Delaware corporation may “opt out” of Section 203 of the DGCL if a majority of the outstanding shares entitled to vote adopt an amendment to the corporation’s certificate of incorporation or bylaws expressly electing not to be governed by Section 203. WellChoice has not “opted out” of Section 203 of the DGCL.

WellPoint	WellChoice

•      “Control share acquisition” means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or pursuant to a plan to make a control share acquisition are considered to have been acquired in the same acquisition.

•      “Issuing public corporation” means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and one of the following:

•      more than 10% of its shareholders resident in Indiana,

•      more than 10% of its shares owned by Indiana residents, or

•      10,000 shareholders resident in Indiana.

Demutualization. The Indiana Insurance Commissioner, consistent with the Indiana demutualization law, has required that for a period of five years following the effective date of the demutualization, which was November 2, 2001, no person may acquire beneficial ownership of 5% or more of the outstanding shares of WellPoint’s common stock without the prior approval of the Indiana Insurance Commissioner.

Anti-Takeover Provisions of Governing Documents

WellPoint	WellChoice

As required under WellPoint’s Blue Cross Blue Shield Association license, WellPoint’s articles of incorporation contain certain limitations on the ownership of WellPoint common stock. WellPoint’s articles of incorporation provide that subsequent to its demutualization no person may beneficially own shares of voting capital stock in excess of specified ownership limits, except with the prior approval of a majority of the “continuing directors.” The ownership limits, which may not be exceeded without the prior approval of the Blue Cross Blue Shield Association, are the following:

•      for any institutional investor (as defined in WellPoint’s articles of incorporation), one share less than 10% of WellPoint’s outstanding voting securities;

WellChoice’s certificate of incorporation contains ownership limitations that are required under the terms of WellChoice’s license agreement with the Blue Cross Blue Shield Association. The Blue Cross and Blue Shield Association ownership limits restrict beneficial ownership of WellChoice’s voting capital stock to less than 10% for “institutional investors” and less than 5% for “non-institutional investors.” In addition, no person may beneficially own shares of WellChoice common stock or other equity securities, or a combination thereof, representing a 20% or more ownership interest, whether voting or non-voting in WellChoice.

For these purposes, “institutional investor” means any person if (but only if) such person is: (1) a

WellPoint	WellChoice

•      for any non-institutional investor (as defined in WellPoint’s articles of incorporation), one share less than 5% of WellPoint’s outstanding voting securities; and

•      for any person, one share less than the number of shares of WellPoint’s common stock or other equity securities (or a combination thereof) representing a 20% ownership interest in WellPoint.

Any transfer of stock that would result in any person beneficially owning shares of capital stock in excess of any ownership limit will result in the intended transferee acquiring no rights in the shares exceeding such ownership limit (with certain exceptions) and the person’s excess shares will be deemed transferred to an escrow agent to be held until the shares are transferred to a person whose ownership of the shares will not violate the ownership limit.

Approval of Business Combinations.

WellPoint’s articles of incorporation contain additional anti-takeover provisions. These provisions restrict the ability of WellPoint or any of its subsidiaries to become a party to any business combination with a “related person” without the prior affirmative vote at a meeting of WellPoint’s shareholders: (a) of not less than sixty-six and two-thirds percent of all the votes entitled to be cast by the holders of the outstanding shares of all classes of voting stock, and (b) of an “independent majority of shareholders” unless all the conditions of a “fair price exception” or a “director approval exception” are met.

•      A “related person” means any person (other than WellPoint or a subsidiary of WellPoint or the board of directors acting as a group or the “continuing directors,” singly or as a group), that is (or is at the time any definitive agreement relating to a business combination is entered into or on the record date for the determination of shareholders entitled to notice of and to vote on a business combination or at the time immediately prior to the completion of a business combination) any of the following (1) the beneficial owner of more than 10% of the voting power of the outstanding voting stock, and who has not been such owner for a continuous period of two years; or (2) an affiliate of WellPoint and at any time within the preceding two-year period (but not broker or dealer registered under Section 15 of the Exchange Act; (2) a bank as defined in Section 3(a)(6) of the Exchange Act; (3) an insurance company as defined in Section 3(a)(19) of the Exchange Act; (4) an investment company registered under Section 8 of the Investment Company Act of 1940; (5) an investment adviser registered under Section 203 of the Investment Advisers Act of 1940; (6) an employee benefit plan, or pension fund which is subject to the provisions of the ERISA or an endowment fund; (7) a parent holding company, provided the aggregate amount held directly by the parent and directly and indirectly by its subsidiaries which are not persons specified in paragraphs (1) through (6) does not exceed one percent of the securities of the subject class; or (8) a group, provided that all the members are persons specified in paragraphs (1) through (7). In addition, every filing made by such person with the SEC under Regulations 13 D-G (or any successor Regulations) under the Exchange Act with respect to such person’s beneficial ownership must contain a certification (or a substantially similar one) that the WellChoice common stock acquired by such person was acquired in the ordinary course of business and was not acquired for the purpose of and does not have the effect of changing or influencing the control of WellChoice and was not acquired in connection with or as a participant in any transaction having such purpose or effect. For such purposes, “Non-institutional Investor” means any person that is not an Institutional Investor.

WellChoice’s license agreement with the Blue Cross Blue Shield Association also provides that if:

•      any person becomes a beneficial owner of 20% or more of WellChoice’s then-outstanding common stock (or other equity securities that represent an ownership interest of 20% or more as calculated in accordance with the Blue Cross Blue Shield Association’s determination of how such securities will be counted) and

•      remains a 20% or more beneficial owner for more than 30 days after (i) WellChoice first learns of the person becoming a 20% or more beneficial owner; or (ii) a public filing with the SEC disclosing the 20% or more beneficial ownership,

WellPoint	WellChoice

continuously during such period) was the beneficial owner of 10% or more of the voting power of the voting stock; or (3) is an assignee of or has otherwise succeeded (except in a transaction involving a public offering) to any shares of voting stock which were at any time within the preceding two-year period beneficially owned by a “related person.”

•      The “fair price exception” alleviates the need for supermajority shareholder approval of a business combination with a “related person” when, among other things, (1) the fair market value of the property, securities, or other consideration to be received per share by the shareholders is at least as high as the higher of (a) the highest per share price paid by the “related person” in acquiring the corporation’s stock within the preceding two-year period, or (b) the fair market value per share of the shares as determined by their closing price during the previous thirty-day period; (2) the consideration to be received by the shareholders is in the same form and of the same kind as that paid by the “related person” for the majority of his shares; (3) the related person has not received, among other things, the benefit of any loans or other financial assistance from the corporation; and (4) a proxy or information statement has been mailed to all shareholders with respect to such business combination.

•      Under the “director approval exception” the vote of a supermajority of shareholders is not required to approve a business combination with a “related person” (a) if at least two-thirds of the “continuing directors” approve the business combination prior to the time that the related person becomes a related person and (b) the business combination is solely between WellPoint and another corporation, one hundred percent of the voting stock of which is owned directly or indirectly by WellPoint.

then WellChoice’s license agreement with the Blue Cross Blue Shield Association will automatically terminate at the end of the 30-day period.

WellChoice’s certificate of incorporation provides that any “Transfer” (as defined in WellChoice’s certificate of incorporation) that, if effective, would result in a person Beneficially Owning more than the Ownership Limit, will be void with respect to any shares in excess of the Ownership Limit (the “Excess Shares”), and that any Transfer or event resulting in a person purporting to hold Excess Shares will result in such Excess Shares being automatically deemed transferred to an escrow agent (the “Escrow Agent”). The Escrow Agent would have the power to vote the Excess Shares at the direction of WellChoice, and would be obligated to sell the Excess Shares for the benefit of the purported owner (net of costs and expenses of the Escrow Agent and WellChoice) at a time that the Escrow Agent deems appropriate so as not to negatively impact the market price of WellChoice common stock.

Pursuant to WellChoice’s certificate of incorporation, WellChoice has the power to interpret the provisions of WellChoice’s certificate of incorporation described above and, in the absence of manifest error, any interpretation of the board of directors of WellChoice will be binding. In making any such interpretation, the board of directors of WellChoice is required to consider its obligations to the Blue Cross Blue Shield Association, wherever relevant. The ownership limitations are more fully described in WellChoice’s certificate of incorporation and in WellChoice’s license agreement with the Blue Cross Blue Shield Association.

Mergers and Share Exchanges

WellPoint	WellChoice

Under the IBCL, in order for a merger or share exchange to be approved, the board of directors must recommend the plan of merger or share exchange to the shareholders, unless the board of directors determines that because of conflict of interest or other special

Under the DGCL, a merger or consolidation generally must be adopted by the stockholders of each constituent corporation by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the transaction, unless a greater

WellPoint	WellChoice
circumstances it should make no recommendation and communicates the basis for its determination to the shareholders. Approval by the shareholders requires the vote of a majority of the shares entitled to vote on a proposed plan of merger or share exchange, unless any class or series of shares is entitled to vote separately as a class on the plan, in which case the plan of merger or share exchange must be approved by each voting group by a majority of all votes entitled to be cast on the plan of merger or share exchange by each voting group.

number is provided in a corporation’s certificate of incorporation. The DGCL does not recognize share exchanges.

Stockholders of the surviving entity need not adopt a merger if (i) the corporation’s certificate of incorporation will not be amended as a result of the merger; (ii) each share of the corporation’s stock outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving entity after the effective date of the merger; and (iii) either no shares of the surviving entity’s common stock and no securities convertible into such stock will be issued pursuant to the merger or the authorized unissued shares or treasury shares of the surviving entity’s common stock to be issued pursuant to the merger plus those initially issuable upon conversion of any other securities to be issued pursuant to the merger do not exceed 20% of the shares of the surviving entity’s common stock outstanding immediately prior to the effective date of the merger.

Neither WellChoice’s certificate of incorporation nor WellChoice’s bylaws change the voting requirements provided for by the DGCL for mergers or consolidations.

Notice of Shareholder Meetings

WellPoint	WellChoice

The IBCL requires Indiana corporations to notify shareholders of the date, time and place of each annual and special shareholders’ meeting at least 10 days, but not more than 60 days, before the meeting date. Unless another provision of the IBCL or the articles of incorporation require otherwise, Indiana corporations are required to give notice only to shareholders entitled to vote at the meeting.

Also, WellPoint’s bylaws provide that notice of a meeting will be given to shareholders not entitled to vote, but only if a purpose for the meeting is to vote on any amendment to the articles of incorporation, merger, share exchange, sale of its assets, dissolution, or consideration of voting rights to be accorded to shares acquired in a control share acquisition.

WellChoice’s bylaws provide that all notices of stockholders’ meetings shall be sent or otherwise given not less than 10 nor more than 60 days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (and no other business may be transacted) or (ii) in the case of the annual meeting, those matters which the board, at the time of giving the notice, intends to present for action by the stockholders. The notice of any meeting at which directors are to be elected shall include the names of nominees intended at the time of the notice to be presented by the board for election.

Submission of Shareholder Proposals

WellPoint	WellChoice

WellPoint’s bylaws provide that in order for a shareholder to bring business before the annual meeting, the shareholder must give timely notice of the proposal to WellPoint. To be considered timely, the shareholder must have given written notice to WellPoint not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. If the annual meeting is more than 30 days earlier or more than 60 days later than that anniversary date, however, notice by the shareholder must be delivered not earlier than the 120th day prior to the annual meeting and not later than the 90th day prior to the meeting or the 10th day following the day on which public announcement of the date of the meeting is first made.

WellChoice’s bylaws provide that in order for a shareholder to bring business before the annual meeting, the shareholder must give timely notice of the proposal to WellChoice. To be considered timely, the shareholder must have given written notice to WellChoice not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding annual meeting. If the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the shareholder must be delivered not earlier than the 120th day prior to the annual meeting and not later than the 90th day prior to the meeting or the 10th day following the day on which public announcement of the date of the meeting is first made.

Rights of Preferred Shareholders

WellPoint	WellChoice

WellPoint’s articles of incorporation authorize the board of directors to issue up to 100,000,000 shares of preferred stock in multiple series without shareholder approval. Prior to issuance, the board of directors would determine the preferences, limitations and relative voting and other rights of the preferred shares by adoption of an amendment to the articles of incorporation. No shares of WellPoint preferred stock are currently outstanding. Depending upon the terms of the preferred shares issued, an issuance may dilute the voting rights of common shareholders and any other preferred shareholders who hold shares with preferences and rights superior to the rights of common shareholders. The authorized preferred stock may also have possible anti-takeover effects, because WellPoint could use the shares in the adoption of a shareholder rights plan or other defensive measure.

WellChoice’s certificate of incorporation authorizes the board of directors, without further action by the stockholders, to issue up to 25,000,000 shares of preferred stock in multiple series. Prior to issuance, the board of directors would determine the number of shares, designation, rights preferences, privileges and restrictions of the preferred shares. No shares of WellChoice preferred stock are currently outstanding.

The Class B Common Stock was only issuable to the Fund. At the time the Fund fails to be the record holder or the beneficial owner of 5% or more of the issued and outstanding shares of WellChoice (as will be the case upon the consummation of the merger), the outstanding share of Class B common stock automatically shall convert into one share of WellChoice common stock.

Dividends

WellPoint	WellChoice

Under the IBCL, Indiana corporations may not pay dividends or make other distributions if, after giving effect to the distribution:

•      the corporation would not be able to pay its debts as they become due in the usual course of business, or

•      the corporation’s total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The WellPoint articles of incorporation provide that WellPoint can declare and pay dividends or other distributions upon the issued and outstanding shares, subject to the limitation that a dividend or other distribution may not be made if, after giving it effect, WellPoint would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than its total liabilities (calculated without regard to any amounts that would be needed, if WellPoint were to be dissolved at the time of the dividend or other distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of the holders of shares receiving the dividend or other distribution, unless otherwise expressly provided with respect to a series of preferred shares.

Under the IBCL, the board of directors may base its determination of whether the corporation may make distributions either on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation or other method that is reasonable in the circumstances.

The DGCL permits a corporation to declare and pay dividends out of statutory surplus (defined as the excess of paid-in par value of shares or stated capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

WellChoice’s certificate of incorporation provides that holders of WellChoice common stock shall be entitled to receive dividends or distributions of cash, stock or property as may be declared from time to time by the board of directors out of assets or funds of WellChoice that are legally available for such purposes.

Rights of Dissenting Shareholders

WellPoint	WellChoice

The IBCL provides shareholders of an Indiana corporation that is involved in certain mergers, share exchanges or sales or exchanges of all or substantially all of its property the right to dissent from that action and obtain payment of the fair value of their shares. However, dissenters’ rights are not available to holders of shares listed on a national securities exchange, such as the New York Stock Exchange, or traded on the Nasdaq National Market or a similar market.

Under Delaware law, a holder of shares of any class or series has the right, in certain circumstances, to dissent from a merger or consolidation by demanding payment in cash for his or her shares equal to the fair value of the holder’s shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or the dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for his or her shares anything other than:

(i) shares of stock of the surviving entity;

(ii) shares of stock of another corporation which shares of stock are either listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

(iii) cash in lieu of fractional shares of the stock described in (i) or (ii) above; or

(iv) any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving entity if the merger did not require the vote of the stockholders of the surviving entity.

The DGCL also provides that a corporation may provide in its certificate of incorporation for appraisal rights in connection with an amendment to the corporation’s certificate of incorporation, any merger or consolidation regardless of the stockholder’s right to vote on such transaction, or the sale of all or substantially all of the assets of the corporation. WellChoice has not made provision for such rights in its certificate of incorporation.

Liability of Directors

WellPoint	WellChoice

The IBCL provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director’s office in compliance with the IBCL and the breach or failure to perform constitutes willful misconduct or recklessness. Subject to this standard, a director who votes for or assents to distributions in violation of the IBCL or the articles of incorporation is personally liable to the corporation for the amount of the illegal distribution and is entitled to contribution from the other directors who voted for or assented to such distribution and the shareholders who received the distribution. The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws. WellPoint’s articles of incorporation contain provisions substantially similar to the IBCL.

The DGCL provides that the certificate of incorporation may include a provision which limits or eliminates the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from a breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the payment of unlawful dividends or expenditure of funds for unlawful stock repurchases or redemptions or transactions for which such director derived an improper personal benefit. The WellChoice certificate of incorporation limits director liability to the extent permitted by the DGCL.

Duties of Directors

WellPoint	WellChoice

Under the IBCL, a director must discharge his duties:

•      in good faith,

•      with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and

•      in a manner the director reasonably believes to be in the best interests of the corporation.

Under Delaware law, a director must discharge his duties:

•      in good faith,

•      on an informed basis, and

•      in a manner that the director reasonably believes to be in the best interests of the corporation.

Indemnification of Directors and Officers

WellPoint	WellChoice

As permitted by the IBCL, WellPoint’s articles of incorporation provide for indemnification of directors, officers, employees and agents of WellPoint against any and all liability and reasonable expenses that may be incurred by them, arising out of any claim or action, civil, criminal, administrative or investigative, formal or informal, in which they may become involved by reason of being or having been a director, officer, employee or agent. To be entitled to indemnification, those persons must have been wholly successful in the claim or action or the board of directors must have determined, based upon a written finding of legal counsel or another independent referee, or a court of competent jurisdiction

The DGCL provides that WellChoice may indemnify its present and former directors officers, employees and agents, as well as any individual serving with another corporation in such a capacity at WellChoice’s request against (i) all reasonable expenses (including attorneys’ fees) incurred in defense or settlement of suits brought against them if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and (ii) except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement of actions brought against them, if

WellPoint	WellChoice

must have determined, that such persons acted in good faith in what they reasonably believed to be the best interest of WellPoint (or at least not opposed to its best interests) and, in addition, in any criminal action, had reasonable cause to believe their conduct was lawful (or had no reasonable cause to believe that their conduct was unlawful). WellPoint’s articles of incorporation authorize WellPoint to advance funds for expenses to an indemnified person, but only upon receipt of an undertaking that he or she will repay the same if it is ultimately determined that such party is not entitled to indemnification.

The indemnification rights provided by WellPoint’s articles of incorporation are not exhaustive and are in addition to any rights to which a director or officer may otherwise be entitled by contract or as a matter of law. Irrespective of the provisions of the articles of incorporation, WellPoint may, at any time and from time to time, indemnify directors, officers, employees and other persons to the full extent permitted by the provisions of applicable law at the time in effect, whether on account of past or future transactions.

such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe their conduct was unlawful. WellChoice shall not indemnify a current or former director or officer of WellChoice against expenses to the extent that he or she is adjudged to be liable to WellChoice unless and only to the extent that the court in which such action is heard determines such person is reasonably entitled to indemnity. WellChoice shall indemnify such persons to the extent they are successful on the merits or otherwise in defense of the action or matter at issue.

The DGCL allows for the advance payment of an indemnified officer’s or director’s expenses prior to the final disposition of an action, provided that, in the case of a current director or officer being indemnified undertakes to repay any such amount advanced if it is later determined that the director or officer being indemnified is not entitled to indemnification with regard to the action for which the expenses were advanced.

Amendment of Articles of Incorporation or Certificate of Incorporation

WellPoint	WellChoice

The IBCL provides that, unless a greater vote is required under a specified provision of the IBCL or by a corporation’s articles of incorporation or its board of directors, a corporation may amend its articles of incorporation upon the affirmative vote of the holders of a greater number of shares cast in favor of the amendment than the holders of shares cast against the amendment, unless the amendment would create dissenters’ rights in which case a favorable vote of the holders of a majority of the outstanding shares entitled to vote is required. Under the IBCL, a corporation’s board of directors may condition its submission of a proposed amendment to the shareholders of the corporation on any basis, including the requirement of the affirmative vote of holders of a greater percentage of the voting shares of the corporation than otherwise would be required under the IBCL.

Pursuant to the DGCL, an amendment of a corporation’s certificate of incorporation may be adopted if approved by the board of directors and the majority of the outstanding shares entitled to vote.

WellChoice’s certificate of incorporation provide that, the approval of an independent board majority and of at least 75% of WellChoice’s common stock voting as a single class are required for the Board of Directors to approve and authorize any change to:

•      Article IV (Board of Directors and Stockholders Meetings);

•      Article V (Indemnification);

•      Article VI (Liability for Breach of Fiduciary Duties);

WellPoint	WellChoice

WellPoint’s articles of incorporation specifically provide that the following amendments to certain articles and/or sections of WellPoint’s articles of incorporation require the affirmative vote of at least 75% of the votes entitled to be cast by the holders of the outstanding shares of all classes of voting stock voting as a single class:

•      amendments to Article IX (Restriction on Ownership and Transfer of Stock);

•      amendments to the voting rights of shares of WellPoint common stock; and

•      amendments to the provisions of the articles of incorporation changing the permissible size of the board and classifying the board of directors.

In addition, WellPoint’s articles of incorporation specifically provide that the following amendments to certain articles and/or sections of WellPoint’s articles of incorporation require the affirmative vote of (a) at least 75% of the votes entitled to be cast by the holders of the outstanding shares of all classes of voting stock of WellPoint, voting as a single class; and (b) an “independent majority” of shareholders:

•      amendments to the provisions of the articles of incorporation regarding the removal of directors;

•      amendments to the provisions of the articles of incorporation regarding authority to call a special meeting of shareholders;

•      amendments to the provisions of the articles of incorporation regarding the sole authority of the board of directors to make, alter, amend, or repeal, or to waive provisions of, the WellPoint bylaws;

•      amendments to the provisions of the articles of incorporation regarding the Indiana Demutualization Law; and

•      amendments to the provisions of the articles of incorporation regarding the authority of WellPoint to redeem shares acquired in control share acquisitions.

However, this 75% and “independent majority” voting threshold does not apply to, and such vote is not required for, any amendment, change or repeal recommended to shareholders by the favorable vote of not less than two-thirds of the directors who then qualify as continuing directors with respect to all “related persons,” and any such amendment, change or repeal so recommended requires only the vote, if any, required under the applicable provisions of the IBCL.

•      Article VII (Restrictions on Transfer);

•      Article VIII (Bylaws);

•      Article IX (No preferential rights);

•      Article X (No cumulative voting);

•      Article XII (Rights to Amend Certificate of Incorporation).

Amendment and Repeal of Bylaws and Regulations

WellPoint	WellChoice

Under the IBCL, unless the articles of incorporation provide otherwise, only the board of directors of an Indiana corporation may amend or repeal the corporation’s bylaws.

Under the IBCL, a bylaw that fixes a greater than majority quorum or voting requirement for action by the board of directors may be amended or repealed, if originally adopted by the board of directors, only by the board of directors. Action by the board of directors to adopt or amend such bylaw that changes the quorum or voting requirement for action by the board of directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

WellPoint’s bylaws provide that the board of directors may amend, rescind or change the bylaws by the affirmative vote of a majority of the entire number of directors.

Upon completion of the merger, the WellPoint bylaws will be amended so that certain amendments, rescissions or changes to the bylaws require the affirmative vote of not less than 80% of the directors at that time. The provisions of the bylaws subject to this higher voting standard include (a) provisions regarding the filling of vacancies on the board of directors; (b) provisions regarding the Chairman; (c) provisions regarding the President and Chief Executive Officer; (d) provisions regarding the chairmanship succession process; and (e) provisions regarding the location of WellPoint’s corporate headquarters and principal executive offices. The provisions of the amended bylaws in (a) through (d) are subject to the higher vote standard until the second anniversary of the date on which the bylaws amendments become effective; (e) is subject to the higher vote standard at least until the fifth anniversary of the date on which the bylaws amendments become effective.

Pursuant to the DGCL, bylaws may generally be adopted, amended or repealed either by approval of the majority of the outstanding shares entitled to vote or, if provided in a corporation’s certificate of incorporation, by approval of the board of directors.

WellChoice’s certificate of incorporation requires approval of a majority of the directors, except that amendments to certain provisions require the approval of an independent board majority. The holders of capital stock may not amend or replace bylaws unless such amendment or replacement is approved by the holders of at least 75% of the issued and outstanding shares.

EXPERTS

The consolidated financial statements and schedule of WellPoint appearing in WellPoint’s annual report on Form 10-K for the year ended December 31, 2004, and WellPoint management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, which did not include an evaluation of the internal control over financial reporting of WellPoint Health Networks Inc., have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of WellPoint Health Networks Inc. from the scope of management’s assessment and such firm’s audit of internal control over financial reporting, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of WellChoice appearing in WellChoice’s annual report on Form 10-K for the year ended December 31, 2004 (including schedules appearing therein) and WellChoice management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited consolidated interim financial information of WellChoice for the three-month periods ended September 30, 2005, June 30, 2005, March 31, 2005, September 30, 2004, June 30, 2004 and March 31, 2004, incorporated by reference in this proxy statement/prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated October 10, 2005, July 14, 2005 and April 14, 2005, included in WellChoice’s quarterly report on Form 10-Q for the quarters ended September 30, 2005, June 30, 2005 and March 31, 2005, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act.

LEGAL MATTERS

The validity of the shares of WellPoint common stock to be issued in the merger will be passed upon by White & Case LLP. With respect to certain legal matters relating to Indiana law, White & Case LLP has relied upon the opinion of Baker & Daniels LLP, counsel for WellPoint. White & Case LLP and Gibson, Dunn & Crutcher LLP will deliver their opinions to WellPoint and WellChoice, respectively, as to certain federal income tax consequences of the merger. See “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” on page 94 of this proxy statement/prospectus.

OTHER MATTERS

As of the date of this proxy statement/prospectus, WellChoice’s board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this proxy statement/prospectus. However, if any other matter shall properly come before this special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. However, no proxy that is voted against adoption of the merger agreement will be voted in favor of any adjournment or postponement.

WHERE YOU CAN FIND MORE INFORMATION

WellPoint has filed with the SEC a registration statement on Form S-4 to register with the SEC the shares of WellPoint common stock to be issued to WellChoice stockholders in the merger. This proxy statement/prospectus is part of the registration statement of WellPoint on Form S-4 and is a prospectus of WellPoint and a proxy statement of WellChoice for the WellChoice special meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about WellPoint and WellPoint’s capital stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, WellPoint and WellChoice file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like WellPoint and WellChoice, who file electronically with the SEC. The address of the site is http://www.sec.gov.

You should also be able to inspect reports, proxy statements and other information about WellPoint and WellChoice at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10004.

The SEC allows WellPoint and WellChoice to incorporate by reference information into this proxy statement/prospectus. This means that WellPoint and WellChoice can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the documents listed below that WellPoint and WellChoice previously filed with the SEC. They contain important information about the companies and their financial condition.

WellPoint SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2004

Quarterly Report on Form 10-Q	Quarters ended March 31, 2005; June 30, 2005; September 30, 2005

Current Reports on Form 8-K	Filed on January 6, 7, 14 and 21, 2005; February 7 and 8, 2005; March 21, 2005, April 27, 2005; June 15, 2005; July 12, 22, 27, 2005; September 8, 27 and 30, 2005; October 26, 2005; November 3, 2005

Proxy Statement on Schedule 14A	Filed on April 8, 2005

WellChoice SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2004

Quarterly Report on Form 10-Q	Quarters ended March 31, 2005; June 30, 2005; September 30, 2005

Current Reports on Form 8-K	Filed on February 9, 2005; March 15 and 29, 2005; April 27, 2005; May 19 and 26, 2005; June 20, 2005; August 3; September 12, 27 and 30, 2005; October 3, 19 and 26, 2005

Proxy Statement on Schedule 14A	Filed on March 28, 2005

In addition, WellPoint and WellChoice also incorporate by reference additional documents that either company may file with the SEC between the date of this proxy statement/prospectus and the date of the WellChoice special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Nothing in this proxy statement/prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 9 or Item 12 of Form 8-K.

WellPoint has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to WellPoint and WellChoice has supplied all such information relating to WellChoice.

Documents incorporated by reference are available from WellPoint and WellChoice without charge, excluding any exhibits or schedules to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

WellPoint, Inc. Attention: Corporate Secretary 120 Monument Circle Indianapolis, Indiana 46204 Phone: (317) 488-6000	WellChoice, Inc. Attention: Corporate Secretary 11 West 42nd Street New York, New York 10036 (212) 476-7800

WellChoice stockholders requesting documents should receive them before the special meeting. You will not be charged for any of the documents that you request. If you request any incorporated documents from WellPoint or WellChoice, WellPoint or WellChoice will mail them to you by first-class mail, or another equally prompt means, within one business day after it receives your request.

Neither WellPoint nor WellChoice has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

dated as of

September 27, 2005

among

WELLPOINT, INC.

WELLPOINT HOLDING CORP.

and

WELLCHOICE, INC.

-i-

5.3	Access to Information	42
5.4	Commercially Reasonable Efforts	42
5.5	No Solicitation of Transactions	43
5.6	Employee Benefits Matters	45
5.7	Directors’ and Officers’ Indemnification and Insurance	45
5.8	Notification of Certain Matters	47
5.9	Public Announcements	47
5.10	Listing of Shares of Purchaser Common Stock	48
5.11	Affiliates	48
5.12	Transition Team	48
5.13	Takeover Statutes	48
5.14	Other Obligations	48
5.15	Stockholder Litigation	48
5.16	Tax-Free Reorganization Treatment	49
5.17	Management Responsibilities; Headquarters.	49
5.18	Representation on Purchaser Board.	49
5.19	Contract with City of New York.	49
5.20	Transfer Taxes	50

ARTICLE VI	CONDITIONS PRECEDENT	50
6.1	Conditions to Each Party’s Obligation to Effect the Merger	50
6.2	Additional Conditions to Obligations of Purchaser and Merger Sub	50
6.3	Additional Conditions to Obligations of Company	52

ARTICLE VII	TERMINATION AND AMENDMENT	53
7.1	Termination	53
7.2	Effect of Termination	54
7.3	Fees and Expenses	54

ARTICLE VIII	GENERAL PROVISIONS	55
8.1	Non-Survival of Representations, Warranties and Agreements	55
8.2	Notices	56
8.3	Interpretation	56
8.4	Counterparts	57
8.5	Entire Agreement; No Third-Party Beneficiaries	57
8.6	Governing Law; Waiver of Jury Trial	57
8.7	Severability	58
8.8	Amendment	58
8.9	Extension; Waiver	58
8.10	Assignment	58
8.11	Submission to Jurisdiction; Waivers	58
8.12	Enforcement	59
8.13	Definitions	59

EXHIBITS

Exhibit A – Form of Affiliate Agreement

-ii-

INDEX OF DEFINED TERMS
Defined Term	Location of Definition

Affiliate Agreement	Section 5.11
Agreement	Recitals
Alternative Transaction	Section 8.13(a)
Balance Sheet	Section 3.2(d)(ii)
BCBSA	Section 8.13(b)
BCBSA License Agreements	Section 8.13(c)
Blue Sky Laws	Section 3.1(c)(iii)
Board of Directors	Section 8.13(d)
Burdensome Term or Condition	Section 5.4(d)
Business Combination Transaction	Section 8.13(a)
Business Day	Section 8.13(e)
Cash Consideration	Section 1.8(b)
Certificate of Merger	Section 1.3
Change in Company Recommendation	Section 5.1(b)
Class B Common Stock	Recitals
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Common Stock	Recitals
Company	Recitals
Company Certificates	Section 1.10
Company Common Stock	Recitals
Company Disclosure Schedule	Section 3.2(a)(ii)
Company ERISA Affiliate	Section 3.2(w)(iii)
Company ERISA Plans	Section 3.2(w)(ii)
Company ESPP	Section 4.1(b)
Company Financial Advisor	Section 3.2(h)
Company Financial Statements	Section 3.2(d)(i)
Company Insiders	Section 1.11(d)
Company Material Contracts	Section 3.2(v)
Company Pension Plan	Section 3.2(w)(ii)
Company Permits	Section 3.2(i)(ii)
Company Plans	Section 3.2(w)(i)
Company Recommendation	Section 5.1(b)
Company Regulatory Filings	Section 3.2(i)(ii)
Company Restricted Stock Awards	Section 1.11(b)
Company SEC Reports	Section 3.2(d)(i)
Company State Agencies	Section 3.2(o)
Company State Agency Filings	Section 3.2(o)
Company Stock Plans	Section 1.11(c)
Company Stock Options	Section 1.11(a)
Company Stockholders Meeting	Section 5.1(b)
Company Treasury Shares	Section 1.8(a)

-iii-

Confidentiality Agreement	Section 5.3
Conversion	Section 3.2(l)(ii)
Converted Option	Section 1.11(a)
Converted Other Stock Award	Section 1.11(b)
Customer Information	Section 3.2(u)(xi)
DGCL	Recitals
Dissenting Shares	Section 1.9
Dissenting Stockholders	Section 1.9
Effective Time	Section 1.3
Environmental Laws	Section 3.2(t)
Environmental Liabilities	Section 3.2(t)
Environmental Permits	Section 3.2(t)
Environmental Report	Section 3.2(t)
ERISA	Section 3.2(w)(i)
Exchange Act	Section 1.11(d)
Exchange Agent	Section 1.10
Exchange Fund	Section 2.1
Form S-4	Section 3.1(e)(i)
Fund	Recitals
GAAP	Section 3.1(d)(i)
Good Standing	Section 8.13(f)
Governmental Entity	Section 3.1(c)(iii)
Hazardous Materials	Section 3.2(t)
HSR Act	Section 3.1(c)(iii)
Indemnified Persons	Section 5.7(a)
Intellectual Property	Section 3.2(u)(ii)
IP Licenses	Section 3.2(u)(iv)
IT Assets	Section 3.2(u)(ix)
Knowledge	Section 8.13(g)
Liens	Section 8.13(h)
Material Adverse Effect	Section 8.13(i)
Merger	Recitals
Merger Consideration	Section 1.8(b)
Merger Sub	Recitals
Multiemployer Plans	Section 3.2(w)(ii)
Necessary Consents	Section 3.1(c)(iii)
New Company Plans	Section 5.6(b)
NYSE	Section 1.11(a)
Option Exchange Ratio	Section 1.11(a)
Other Party	Section 8.13(j)
Other Stock Awards	Section 1.11(b)
Permitted Liens	Section 8.13(k)
Person	Section 8.13(l)
Privacy Policy	Section 3.2(u)(xi)
Proxy Statement	Section 3.1(e)(i)
Purchaser	Recitals

-iv-

Purchaser Board Approval	Section 3.1(f)
Purchaser Common Stock	Recitals
Purchaser ESPP	Section 3.1(b)(i)
Purchaser SEC Reports	Section 3.1(d)(i)
Purchaser Stock Plans	Section 3.1(b)(i)
Required Company Vote	Section 3.2(g)
Reverse Merger Election	Section 1.1
Ruling	Section 3.2(1)(ii)
Sarbanes-Oxley Act	Section 3.2(n)(i)
SEC	Section 8.13(m)
Securities Act	Section 3.1(c)(iii)
Share Issuance	Section 3.1(c)(i)
Single-Employer Plan	Section 3.2(w)(iii)
Stock Consideration	Section 1.8(b)
Subsidiary	Section 8.13(n)
Subsidiary Held Certificate	Section 1.8(d)
Subsidiary Held Stock	Section 1.8(d)
Subsidiary Stock Consideration	Section 1.8(d)
Superior Proposal	Section 8.13(o)
Surviving Corporation	Section 1.1
Tax	Section 8.13(p)
Tax Return	Section 8.13(q)
Third Party	Section 8.13(a)
Transition Team	Section 5.12
Violation	Section 3.1(c)(ii)
Voting Agreement	Recitals

-v-

AGREEMENT AND PLAN OF MERGER, dated as of September 27, 2005 (this “Agreement”), among WellPoint, Inc., an Indiana corporation (“Purchaser”), WellPoint Holding Corp., a Delaware corporation and a direct wholly owned subsidiary of Purchaser (“Merger Sub”), and WellChoice, Inc., a Delaware corporation (“Company”).

WITNESSETH:

WHEREAS, the respective Boards of Directors (as defined in Section 8.13(d)) of Purchaser and Company deem it advisable and in the best interests of each corporation and its shareholders and stockholders, respectively, that Purchaser and Company engage in a business combination in order to advance the long-term strategic business interests of Purchaser and Company;

WHEREAS, the combination of Purchaser and Company shall be effected by the terms of this Agreement through a merger as outlined below;

WHEREAS, in furtherance thereof, the respective Boards of Directors of Purchaser, Merger Sub and Company have adopted or approved this Agreement, pursuant to which Company will be merged with and into Merger Sub on the terms and subject to the conditions set forth in this Agreement (the “Merger”), with each share of (a) common stock, $0.01 par value, of Company (“Common Stock”) and (b) Class B common stock, $0.01 par value, of the Company (“Class B Common Stock”, and, together with the Common Stock, “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3) (other than (i) Company Treasury Shares (as defined in Section 1.8(a)), (ii) shares of Company Common Stock owned by Purchaser or Merger Sub, (iii) Dissenting Shares (as defined in Section 1.9) and (iv) Subsidiary Held Stock (as defined in Section 1.8(d))) being converted into the right to receive (x) $38.25 cash, without interest, and (y) 0.5191 shares of common stock, par value $0.01 per share, of Purchaser (“Purchaser Common Stock”);

WHEREAS, Purchaser and The New York Public Asset Fund (the “Fund”) will enter into a Voting Agreement simultaneously herewith (the “Voting Agreement”), which has been approved by the Board of Directors of Company for the purposes of Section 203 of the Delaware General Corporation Law (“DGCL”);

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder and that this Agreement shall constitute a plan of reorganization within the meaning of Sections 354 and 361 of the Code (subject to the election provided for in Section 1.1); and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Company shall be merged with and into Merger Sub at the Effective Time (as defined in Section 1.3). Upon consummation of the Merger, the separate corporate existence of Company shall cease and Merger Sub shall continue as the surviving corporation (the “Surviving Corporation”). In lieu of Company being merged with and into Merger Sub, if all of the conditions set forth in Article VI (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) have been satisfied or waived other than the conditions set forth in Section 6.2(h) or 6.3(c) (relating to the receipt of opinions that the Merger is a reorganization under Section 368(a) of the Code), Purchaser shall have the right to irrevocably elect (the “Reverse Merger Election”) by notice delivered to Company, and upon the terms and subject to the conditions set forth in this Agreement, to cause the “Merger” to be a merger of Merger Sub with and into Company at the Effective Time, in which case, following the Merger, the separate corporate existence of Merger Sub shall cease and Company shall continue as the Surviving Corporation. The parties agree to amend this Agreement and any related documents to the extent necessary to provide for more specific mechanics with respect to the Reverse Merger Election, if made.

1.2 Closing. Subject to the terms and conditions hereof, the closing of the Merger and the transactions contemplated by this Agreement (the “Closing”) will take place on the Business Day (as defined in Section 8.13(e)) after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI (other than any such conditions which by their terms cannot be satisfied until the Closing Date, which shall be required to be so satisfied or waived (subject to applicable law) on the Closing Date) unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of White & Case LLP, 1155 Avenue of the Americas, New York, New York, unless another place is agreed to in writing by the parties hereto.

1.3 Effective Time. At the Closing, the parties shall file a certificate of merger (the “Certificate of Merger”) in such form as is required by and executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent time as Purchaser and Company shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

1.4 Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall be the debts, liabilities and duties of the Surviving Corporation.

1.5 Certificate of Incorporation. At the Effective Time and without any further action on the part of Company or Merger Sub, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

1.6 Bylaws. At the Effective Time and without any further action on the part of Company and Merger Sub, the bylaws of Merger Sub shall be the bylaws of the Surviving Corporation, until thereafter changed or amended or repealed as provided therein, in the certificate of incorporation of the Surviving Corporation or by applicable law.

1.7 Directors and Officers of Surviving Corporation. The directors of Merger Sub as of the Effective Time shall serve as directors of the Surviving Corporation until the earlier of their death, resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected or appointed and qualified. The persons designated by the Board of Directors of Merger Sub prior to the Effective Time shall serve as the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected or appointed and qualified.

1.8 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock:

(a) All shares of Company Common Stock that are held by Company as treasury stock (the “Company Treasury Shares”) or by Purchaser or Merger Sub shall be canceled and shall cease to exist and no cash, Purchaser Common Stock or other consideration shall be delivered in exchange therefor.

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) Company Treasury Shares, (ii) shares of Company Common Stock owned by Purchaser or Merger Sub, (iii) Dissenting Shares and (iv) Subsidiary Held Stock) shall be converted at the Effective Time into the right to receive (x) $38.25 in cash, without interest (the “Cash Consideration”), and (y) 0.5191 shares of Purchaser Common Stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). Upon such conversion, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each Company Certificate (as defined in Section 1.10) shall thereafter represent the right to receive the Merger Consideration, cash for fractional shares in accordance with Section 2.5 and any dividends or other distributions pursuant to Section 2.3 upon the surrender of the Company Certificate in accordance with the terms hereof.

(c) Each share of common stock, par value $0.01, of Merger Sub outstanding immediately prior to the Effective Time shall remain outstanding and unchanged following the Effective Time as shares of the Surviving Corporation.

(d) Each share of Company Common Stock held by a Subsidiary (as defined in Section 8.13(n)) (other than Merger Sub) of Purchaser (“Subsidiary Held Stock”) shall be converted into the right to receive a number of shares of Purchaser Common Stock equal to the product of one multiplied by the Option Exchange Ratio (as defined in Section 1.11(a)) (“Subsidiary Stock Consideration”) and no Cash Consideration. Upon such conversion, all such shares of Subsidiary Held Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate which immediately prior to the Effective Time represented any such shares of Subsidiary Held Stock (“Subsidiary Held Certificate”) shall thereafter represent the right to receive the Subsidiary Stock Consideration and cash for fractional shares in accordance with Section 2.5 upon the surrender of such certificate in accordance with the terms hereof.

1.9 Dissenter’s Rights. Notwithstanding Section 1.8(b), any shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a person who has not voted in favor of the Merger and who has properly demanded in writing appraisal for such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration or be entitled to cash in lieu of fractional shares of Purchaser Common Stock or any dividends or other distributions pursuant to this Article I unless and until the holder thereof (“Dissenting Stockholder”) shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal of such shares of Company Common Stock held by such holder under Section 262 of the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to shares of Company Common Stock owned by such Dissenting Stockholder. If any Person (as defined in Section 8.13(l)) who otherwise would be deemed a Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent with respect to any shares of Company Common Stock, such shares of Company Common Stock shall thereupon be treated as though such shares of Company Common Stock had been converted into the right to receive the Merger Consideration pursuant to Section 1.8 hereof. Company shall give Purchaser (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands and any other instruments served pursuant to applicable law received by Company relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands for appraisal under the DGCL. Company shall not, except with the prior written consent of Purchaser, make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

1.10 Exchange Agent. Prior to the Effective Time, Purchaser shall appoint EquiServe Trust Company, N.A., or another bank or trust at Purchaser’s sole discretion, as exchange agent (the “Exchange Agent”) for the purpose of exchanging certificates which immediately prior to the Effective Time evidenced shares of Company Common Stock (the “Company Certificates”) for the Merger Consideration.

1.11 Company Stock Options and Other Stock Awards.

(a) At the Effective Time, each employee or director stock option exercisable for shares of Company Common Stock (the “Company Stock Options”) outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any further action on the part of Company or the holders thereof, be converted automatically into an option to purchase a number of shares of Purchaser Common Stock (a “Converted Option”) equal to the product of the number of shares of Company Common Stock subject to such Company Stock Option multiplied by the Option Exchange Ratio; provided that any fractional share resulting from such multiplication shall be rounded down to the nearest whole share. The “Option Exchange Ratio” shall mean the sum of (i) 0.5191 plus (ii) a fraction the numerator of which is 38.25 and the denominator of which is the closing trading price of Purchaser Common Stock on the New York Stock Exchange Inc. (“NYSE”), as reported in the Wall Street Journal, Eastern Edition (or such other source as the parties shall agree upon in writing), on the Business Day prior to the Effective Time. The terms and conditions of the Converted Options shall, subject to the provisions relating to acceleration of vesting and exercisability set forth in Section 1.11(f), otherwise remain the same as the terms and conditions of the Company Stock Options, except that the exercise price per share of each Converted Option shall equal the exercise price per share of such Company Stock Option divided by the Option Exchange Ratio; provided that such exercise price shall be rounded up to the nearest whole cent.

(b) For purposes hereof, all shares of restricted Company Common Stock (the “Company Restricted Stock Awards”), together with all other awards of shares of Company Common Stock subject to vesting or future issuance under any Company Stock Plan, including without limitation stock appreciation rights, restricted stock units and deferred stock awards (but not including Company Stock Options or the Company ESPP (as defined in Section 4.1(b)), shall be referred to as the “Other Stock Awards.” At the Effective Time, all Other Stock Awards held by employees or directors of Company or its Subsidiaries immediately prior to the Effective Time shall, by virtue of the Merger and without any further action on the part of Company or the holders thereof, be converted automatically into a right or award with respect to a number of shares of Purchaser Common Stock (a “Converted Other Stock Award”) equal to the product of the number of shares of Company Common Stock subject to such Other Stock Award multiplied by the Option Exchange Ratio; provided that any fractional shares resulting from such multiplication shall be rounded down to the nearest whole share. The terms and conditions of the Converted Other Stock Awards shall, subject to the provisions relating to acceleration of vesting and exercisability and/or lapsing of restrictions set forth in Section 1.11(f), otherwise remain the same as the terms and conditions applicable to the Other Stock Awards under the plan and award agreements pursuant to which such Other Stock Awards were granted as in effect immediately prior to the Effective Time.

(c) At the Effective Time, all of the Company Stock Options and Other Stock Awards shall, by virtue of the Merger and without any further action on the part of Company or the holders thereof, be assumed in full by Purchaser, which shall have assumed all plans and agreements pursuant to which a Company Stock Option or Other Stock Award has been issued (the “Company Stock Plans”) as of the Effective Time by virtue of this Agreement and without any further action by Purchaser. From and after the Effective Time, all references to Company in the Company Stock Plans and in any agreements granting Company Stock Options or Other Stock Awards shall be deemed to refer to Purchaser. Purchaser shall take all actions with respect to the Company Stock Plans, and the Company Stock Options and Other Stock Awards, that are necessary to implement the provisions of this Section 1.11, including all corporate action necessary to reserve for issuance a sufficient number of shares of Purchaser Common Stock for delivery upon exercise of the Converted Options or future issuance under the Converted Other Stock Awards. Purchaser shall take all actions reasonably necessary to cause the registration of the shares of Purchaser Common Stock subject to the Converted Options or Converted Other Stock Awards to become effective as part of a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Purchaser Common Stock subject to the Converted Options or Converted Other Stock Awards promptly, but in any event no later than the Closing Date; and, thereafter, Purchaser shall deliver or make available to holders of Converted Options or Converted Other Stock Awards any applicable prospectus and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements, including the current status of any related prospectus, for so long as the Converted Options or Converted Other Stock Awards remain outstanding.

(d) Purchaser and Company agree that, in order to most effectively compensate and retain Company Insiders in connection with the Merger, both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Securities Exchange Act of 1934, as amended and including all rules and regulations promulgated thereunder (the “Exchange Act”), to the fullest extent permitted by applicable law in connection with the conversion of Company Common Stock and other equity securities (i.e., Company Stock Options and Other Stock Awards) into shares of Purchaser Common Stock, Converted Options and Converted Other Awards in the Merger and for that compensatory and retentive purpose agree to the provisions of this Section 1.11(d). The Board of Directors of Company, or a committee of Non-Employee Directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) thereof, shall adopt a resolution providing that the disposition by Company Insiders of Company Common Stock in exchange for the Merger Consideration and the disposition by Company Insiders of Company Stock Options and Other Stock Awards upon conversion into Converted Options and Converted Other Stock Awards, in each case, pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. “Company Insiders” shall mean those officers and directors of Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act. In addition, with respect to any director or officer of Company who at the Effective Time will become a director or officer of Purchaser subject to the reporting requirements of Section 16(a) of the Exchange Act, the Board of Directors of Purchaser, or a committee of Non-Employee Directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) thereof, shall adopt a resolution providing that the acquisition by such Persons of Purchaser Common Stock and the acquisition by such Persons of Converted Options and Converted Other Stock Awards, in each case, pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act.

(e) As soon as practicable after the Effective Time, Purchaser shall deliver or cause to be delivered to each holder of Converted Options or Converted Other Stock Awards an appropriate notice setting forth such holder’s rights pursuant to any Company Stock Plans, after giving effect to the transactions hereunder.

(f) Company, including the Board of Directors of Company and any committee acting on behalf of Company or the Board of Directors of Company, shall take all actions necessary to provide for the acceleration of the vesting and exercisability of, and/or lapsing of restrictions on, all Company Stock Options and Other Stock Awards, as applicable, as of the Effective Time, but shall not otherwise amend, modify or change the terms of any such Company Stock Options or Other Stock Awards; provided, however, that no Company Stock Options awarded to Company’s President and Chief Executive Officer and/or Company’s “named executive officers” (as defined in Item 402 of Regulation S-K promulgated under the Exchange Act) shall be accelerated as to exercisability pursuant to this Section 1.11(f) and such Company Stock Options shall instead continue to be exercisable in accordance with their terms.

1.12 Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Purchaser Common Stock or Company Common Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration, the Option Exchange Ratio and the Subsidiary Stock Consideration shall be appropriately adjusted to provide to the holders of Company Common Stock, Company Stock Options and Other Stock Awards the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE II

EXCHANGE OF CERTIFICATES

2.1 Exchange Fund. At or prior to the Effective Time, Purchaser shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Company Common Stock, (i) certificates representing the Purchaser Common Stock issuable pursuant to Section 1.8 (or otherwise shall make shares of Purchaser Common Stock available for such issuance) and (ii) cash sufficient to pay the aggregate Cash Consideration to be paid in the Merger, cash for fractional shares in accordance with Section 2.5 and any dividends or other distributions pursuant to Section 2.3. Purchaser shall make available to the Exchange Agent, from time to time as needed, additional cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.5 and any dividends and other distributions pursuant to Section 2.3. Any cash and certificates of Purchaser Common Stock deposited with the Exchange Agent (or shares of Purchaser Common Stock otherwise made available to the Exchange Agent pursuant to this Section 2.1) shall hereinafter be referred to as the “Exchange Fund.”

2.2 Exchange Procedures. Promptly, but in any event within ten Business Days after the Effective Time, Purchaser shall cause the Exchange Agent to mail to each holder of record of a Company Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Purchaser may reasonably specify and (ii) instructions for effecting the surrender of such Company Certificates in exchange for the Merger Consideration. Upon surrender of a Company Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Company Certificate shall be entitled to receive in exchange therefor (A) the number of shares of Purchaser Common Stock that such holder has the right to receive pursuant to Section 1.8 (which shall be in uncertificated book-entry form unless a physical certificate is requested) and (B) a check in the amount of the aggregate Cash Consideration that such holder has the right to receive pursuant to Section 1.8 and for the cash that such holder has the right to receive pursuant to the provisions of this Article II, including cash in lieu of any fractional shares of Purchaser Common Stock pursuant to Section 2.5 and dividends and other distributions pursuant to Section 2.3. No interest will be paid or will accrue on the Cash Consideration or on any cash payable pursuant to Section 2.3 or Section 2.5. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of Company, the proper number of shares of Purchaser Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) and a check in the amount of the aggregate Cash Consideration that such holder has the right to receive pursuant to Section 1.8, the cash in lieu of any fractional shares of Purchaser Common Stock pursuant to Section 2.5 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued and paid with respect to such Company Common Stock to such a transferee if the Company Certificate representing such shares of Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

2.3 Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Purchaser Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate with respect to the shares of Purchaser Common Stock that such holder would be entitled to receive upon surrender of such Company Certificate until such holder shall surrender such Company Certificate in accordance with Section 2.2. Subject to the effect of applicable laws, following surrender of any such Company Certificate, there shall be paid to such holder of shares of Purchaser Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date prior to such surrender payable with respect to such shares of Purchaser Common Stock and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Purchaser Common Stock.

2.4 No Further Ownership Rights in Company Common Stock or Subsidiary Held Stock. All shares of Purchaser Common Stock issued and cash paid upon conversion of shares of Company Common Stock or Subsidiary Held Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.3 or 2.5) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock or Subsidiary Held Stock. Until surrendered as contemplated by this Article II, each Company Certificate or Subsidiary Held Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration or the Subsidiary Stock Consideration (and any cash to be paid pursuant to Section 2.3 or 2.5), or the right to the payment provided by Section 262 of the DGCL pursuant to Section 1.9, as applicable.

2.5 No Fractional Shares of Purchaser Common Stock.

(a) No certificates or scrip representing fractional shares of Purchaser Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Company Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Purchaser or a holder of shares of Purchaser Common Stock.

(b) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock or Subsidiary Held Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Purchaser Common Stock (after taking into account all Company Certificates or Subsidiary Held Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Purchaser Common Stock multiplied by (ii) the closing price for a share of Purchaser Common Stock on the NYSE Composite Transactions Tape on the date of the Effective Time or, if such date is not a Business Day, the Business Day immediately before the date on which the Effective Time occurs. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Purchaser, and Purchaser shall cause the Surviving Corporation to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

2.6 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Certificates twelve months after the Effective Time shall be delivered to Purchaser or otherwise on the instruction of Purchaser and any holders of the Company Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Purchaser for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.8 and Section 2.2, any cash in lieu of fractional shares of Purchaser Common Stock to which such holders are entitled pursuant to Section 2.5 and any dividends or distributions with respect to shares of Purchaser Common Stock to which such holders are entitled pursuant to Section 2.3.

2.7 No Liability. None of Purchaser, Merger Sub, Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.8 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Purchaser on a daily basis, or as otherwise agreed to by Purchaser and the Exchange Agent. Any interest and other income resulting from such investments shall promptly be paid to Purchaser, or as otherwise agreed to by Purchaser and the Exchange Agent.

2.9 Lost Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company

Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Company Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, any cash in lieu of fractional shares of Purchaser Common Stock, and unpaid dividends and distributions on shares of Purchaser Common Stock deliverable in respect thereof, in each case, pursuant to this Agreement.

2.10 Withholding Rights. Each of the Surviving Corporation and Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and Treasury regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Purchaser, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Purchaser, as the case may be, and such amounts shall be delivered by the Surviving Corporation or Purchaser, as the case may be, to the applicable taxing authority.

2.11 Further Assurances. At and after the Effective Time, the officers and managers of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

2.12 Stock Transfer Books. The stock transfer books of Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of Company. On or after the Effective Time, any Company Certificate presented to the Exchange Agent or Purchaser for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, any cash in lieu of fractional shares of Purchaser Common Stock to which the holders thereof are entitled pursuant to Section 2.5 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Purchaser. Purchaser represents and warrants to Company as follows:

(a) Organization, Standing and Power. Purchaser is a corporation duly organized, validly existing and in good standing (as defined in Section 8.13(f)) under the laws of

Indiana, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Purchaser is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in Section 8.13(i)) on Purchaser.

(b) Capital Structure. The authorized capital stock of Purchaser consists of (i) 900,000,000 shares of Purchaser Common Stock, of which 625,213,965 shares were outstanding as of September 23, 2005 and (ii) 100,000,000 shares of preferred stock, without par value, none of which are outstanding. Except for Purchaser Common Stock issued upon exercise of options, no shares of Purchaser Common Stock have been issued between September 23, 2005 and the date hereof. All issued and outstanding shares of the capital stock of Purchaser are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to (or has been issued in violation of) preemptive rights. Other than 3,778,582 shares of Purchaser Common Stock reserved for issuance under the Purchaser Employee Stock Purchase Plan (the “Purchaser ESPP”), as of the date hereof, there are no outstanding options, warrants or other rights to acquire capital stock from Purchaser other than restricted stock and share equivalents representing in the aggregate the right to purchase no more than 50,117,267 shares of Purchaser Common Stock under any stock option or similar plan of Purchaser (the “Purchaser Stock Plans”) or otherwise. All shares of Purchaser Common Stock to be issued in connection with the Merger and the other transactions contemplated hereby (including, without limitation, all shares of Purchaser Common Stock to be issued upon exercise of the Converted Options) will, when issued in accordance with the terms hereof, have been duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens (as defined in Section 8.13(h)).

(c) Authority; No Conflicts.

(i) Purchaser has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, including, without limitation, the issuance of the shares of Purchaser Common Stock to be issued in the Merger (the “Share Issuance”) and upon the exercise of Converted Options. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and, assuming that this Agreement constitutes a valid and binding agreement of Company, constitutes a valid and binding agreement of Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

(ii) The execution and delivery of this Agreement by Purchaser does not, and the consummation by Purchaser of the Merger and the other transactions contemplated hereby will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien on any assets (any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, is hereinafter referred to as a “Violation”) pursuant to: (A) any provision of the articles of incorporation or bylaws of Purchaser or (B) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Purchaser or its properties or assets.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) or expiry of any related waiting period is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement by Purchaser or Merger Sub or the consummation of the Merger and the other transactions contemplated hereby, except for those required under or in relation to (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (B) state securities or “blue sky” laws (the “Blue Sky Laws”); (C) the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”); (D) the Exchange Act; (E) the DGCL with respect to the filing of the Certificate of Merger; (F) rules and regulations of the NYSE; (G) approval for acquisition or change of control or similar filings in the states of New York and New Jersey; (H) filings required under applicable state insurance antitrust laws; and (I) such consents, approvals, orders, authorizations, registrations, declarations and filings and expiry of waiting periods the failure of which to make or obtain or expire would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (H) are hereinafter referred to as “Necessary Consents.”

(d) Reports and Financial Statements.

(i) Purchaser has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC (as defined in Section 8.13(m)) since January 1, 2004 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Purchaser SEC Reports”). None of the Purchaser SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the Purchaser SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Purchaser as of the respective dates or for the respective periods set forth therein, all in conformity with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring adjustments that were not or are not expected to be material in amount, and lack of footnote disclosure. All of such Purchaser SEC Reports (including any financial statements included or incorporated by reference therein), as of their respective dates (and as of the date of any amendment to the respective Purchaser SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

(ii) Except (A) to the extent reflected in the balance sheet of Purchaser included in the Purchaser SEC Report last filed prior to the date hereof or (B) incurred in the ordinary course of business since the date of the balance sheet referred to in the preceding clause (A), Purchaser does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

(e) Information Supplied.

(i) None of the information supplied or to be supplied by Purchaser for inclusion or incorporation by reference in (A) the registration statement on Form S-4 to be filed with the SEC by Purchaser in connection with the Share Issuance, or any of the amendments or supplements thereto (collectively, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the proxy statement for use relating to the adoption by the stockholders of Company of this Agreement, or any of the amendments or supplements thereto (collectively, the “Proxy Statement”) will, on the date it is first mailed to Company stockholders or at the time of the Company Stockholders Meeting (as defined in Section 5.1(b)), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

(ii) Notwithstanding the foregoing provisions of this Section 3.1(e), no representation or warranty is made by Purchaser with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information not supplied by it or Merger Sub.

(f) Board Approval. The Board of Directors of Purchaser, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way (the “Purchaser Board Approval”), has unanimously approved this Agreement and the transactions contemplated hereby, including the Merger.

(g) No Vote Required. No vote or other action by the shareholders of Purchaser is required by law, Purchaser’s articles of incorporation or bylaws or otherwise in order for Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(h) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, since December 31, 2004, there has not been any change, circumstance or event which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser.

3.2 Representations and Warranties of Company. Company represents and warrants to Purchaser as follows:

(a) Organization, Standing and Power; Subsidiaries.

(i) Each of Company and each of its Subsidiaries is a corporation or other Person duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Company and each of its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. The copies of the certificate of incorporation and bylaws of Company and of its material Subsidiaries which were previously furnished or made available to Purchaser are true, complete and correct copies of such documents as in effect on the date of this Agreement. Company has made available to Purchaser correct and complete copies of the minutes of all meetings of (w) Company stockholders, (x) the Board of Directors of Company, (y) each committee of the Board of Directors of Company and (z) the Board of Directors of each of the Subsidiaries of Company held since January 1, 2001.

(ii) Except as set forth in Section 3.2(a) of the Company Disclosure Schedule delivered by Company to Purchaser prior to the execution of this Agreement (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein and any other representation and warranty to which its relevance is reasonably apparent) (the “Company Disclosure Schedule”), all the outstanding shares of capital stock of, or other equity interests in, each of its Subsidiaries have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Section 3.2(a) of the Company Disclosure Schedule lists all of the Subsidiaries of Company, and for each such Subsidiary, the state of formation and each jurisdiction in which each such Subsidiary is qualified or licensed to do business. Except as explicitly set forth in the Company SEC Reports (as defined in Section 3.2(d)(i)) or in Section 3.2(a) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity. The Company does not own, directly or indirectly, any voting interest in any Person that would create a filing obligation by Purchaser under the HSR Act, other than the filing required by Purchaser in connection with the Merger.

(b) Capital Structure.

(i) The authorized capital stock of Company consists of (A) 225,000,000 shares of Common Stock, of which 84,161,650 shares were outstanding as of September 23, 2005, (B) one share of Class B common stock, par value $0.01 per share, which was outstanding as of September 23, 2005 and (C) 25,000,000 shares of preferred stock, par value $0.01 per share, none of which are currently outstanding. Except for Company Common Stock issued upon exercise of Company Stock Options, no shares of Company Common Stock have been issued between September 23, 2005 and the date hereof. All issued and outstanding shares of the capital stock of Company are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to (or has been issued in violation of) preemptive rights. Other than 2,844,110 shares of Company Common Stock reserved for issuance under the Company ESPP (as defined in Section 4.1(b)), as of the date hereof, there are no outstanding options, warrants or other rights to acquire capital stock from Company other than the (1) Company Stock Options representing in the aggregate the right to purchase no more than 2,651,493 shares of Company Common Stock under the Company Stock Plan or otherwise and (2) restricted stock units representing in the aggregate no more than 55,122 shares of Company Common Stock under the Company Stock Plan or otherwise. Section 3.2(b) of the Company Disclosure Schedule sets forth a complete and correct list of (x) as of September 23, 2005, the number of shares of Company Common Stock subject to Company Stock Options or other rights to purchase or receive Company Common Stock granted under the Company Stock Plans or otherwise, and the date of grant, vesting date, expiration date, exercise price and holder of each such Company Stock Option, (y) as of September 23, 2005, the number of shares of restricted Company Common Stock and deferred share rights outstanding, and the date of grant, vesting date, expiration date and holder of each such share of restricted Company Common Stock or deferred share rights and (z) the total amount of deductions withheld for the semi-annual offering period ending December 31, 2005, with respect to purchases to be made pursuant to the Company ESPP. Upon any issuance of such shares of Company Common Stock as set forth in Section 3.2(b) of the Company Disclosure Schedule, such shares of Company Common Stock will be duly authorized, validly issued, fully paid, nonassessable, not subject to preemptive rights and free and clear of any Lien, pledge, security interest, claim or other encumbrance. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, as of the date hereof, there are no shareholder agreements, voting trusts or other agreements or understandings to which Company is a party or by which it is bound relating to the voting of any shares of the capital stock of Company.

(ii) No bonds, debentures, notes or other indebtedness of Company or any of its Subsidiaries having the right to vote on any matters on which stockholders may vote, are issued or outstanding.

(iii) Except as otherwise set forth in this Section 3.2(b) or as set forth in Section 3.2(b) of the Company Disclosure Schedule, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Company or any of its Subsidiaries is a party or by which any of them is bound obligating Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Company or any of its Subsidiaries or obligating Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no outstanding obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any of its Subsidiaries. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any such securities.

(c) Authority; No Conflicts.

(i) Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the adoption of this Agreement by the Required Company Vote (as defined in Section 3.2(g)). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject to the adoption of this Agreement by the Required Company Vote. This Agreement has been duly executed and delivered by Company and, assuming that this Agreement constitutes a valid and binding agreement of Purchaser and Merger Sub, constitutes a valid and binding agreement of Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

(ii) The execution and delivery of this Agreement by Company does not, and the consummation by Company of the Merger and the other transactions contemplated hereby will not, conflict with, or result in a Violation pursuant to: (A) any provision of the certificate of incorporation or bylaws of Company or any Subsidiary of Company or (B) except as set forth in Section 3.2(c) of the Company Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or any material Subsidiary of Company or their respective properties or assets.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or expiry of any related waiting period is required by or with respect to Company or any Subsidiary of Company in connection with the execution and delivery of this Agreement by Company or the consummation of the Merger and the other transactions contemplated hereby, except the Necessary Consents, the approvals set forth in Section 3.2(c) of the Company Disclosure Schedule and such consents, approvals, orders, authorizations, registrations, declarations and filings and expiry of waiting periods the failure of which to make or obtain or expire would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company.

(iv) To the Knowledge of the Company, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or expiry of any related waiting period is required by or with respect to the Fund in connection with the execution and delivery of this Agreement by Company or the consummation of the Merger and the other transactions contemplated hereby.

(v) None of the execution of this Agreement, the execution of the Voting Agreement or the consummation of the transactions contemplated hereby and thereby in the manner specified in this Agreement and the Voting Agreement will constitute a transfer of Company Common Stock in violation of the Company Common Stock ownership restrictions set forth in Article VII of Company’s Amended and Restated Certificate of Incorporation. None of the execution of this Agreement, the execution of the Voting Agreement or the consummation of the transactions contemplated hereby and thereby in the manner specified in this Agreement and the Voting Agreement will result in any Person becoming the “Beneficial Owner” (as such term is defined in the applicable BCBSA License Agreement (as defined in Section 8.13(c))) of a number of shares of Company Common Stock which would trigger the automatic termination provisions set forth in Section 9(d)(iii) (or any similar or comparable automatic termination provision) of any BCBSA License Agreement.

(d) Reports and Financial Statements.

(i) Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January 1, 2002 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Company SEC Reports”). No Subsidiary of Company is required to file any form, report, registration statement, prospectus or other document with the SEC. None of the Company SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the Company SEC Reports (the “Company Financial Statements”) (A) presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Company and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP applied on a consistent basis throughout the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring adjustments that were not or are not expected to be material in amount, and lack of footnote disclosure, and (B) contains and reflects all necessary adjustments and accruals for a fair presentation of Company’s consolidated financial position and the consolidated results of its operations for the periods covered by such financial statements. Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, all of such Company SEC Reports (including any financial statements included or incorporated by reference therein), as of their respective dates (and as of the date of any amendment to the respective Company SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

(ii) Except (A) to the extent reflected in the balance sheet of Company included in the Company SEC Report last filed prior to the date hereof (the “Balance Sheet”), (B) as set forth in Section 3.2(d) of the Company Disclosure Schedule, (C) incurred in the ordinary course of business since the date of the Balance Sheet, (D) incurred after the date of the Balance Sheet pursuant to the terms of contracts in effect as of the date hereof or (E) incurred after the date of the Balance Sheet pursuant to the terms of contracts entered into after the date hereof not in violation of this Agreement, neither Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company.

(iii) Company has heretofore furnished Purchaser a complete and correct copy of all material agreements, documents or other instruments required to be, but which have not yet been, filed with the SEC and any amendments or modifications which have not yet been filed with the SEC to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder.

(e) Information Supplied.

(i) None of the information supplied or to be supplied by Company or any of its affiliates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC, or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the Proxy Statement will, on the date it is first mailed to Company stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations thereunder.

(ii) Notwithstanding the foregoing provisions of this Section 3.2(e), no representation or warranty is made by Company with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by Purchaser or Merger Sub.

(f) Board Approval. The Board of Directors of Company, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has unanimously (i) declared that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of Company and the stockholders of Company, (ii) approved this Agreement, the Merger and the transactions contemplated hereby, (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of Company; (iv) recommended that the stockholders of Company adopt this Agreement and (v) determined, in accordance with Section 13 of Article VII of Company’s Amended and Restated Certificate of Incorporation, that none of the execution of this Agreement, the execution of the Voting Agreement or the consummation of the transactions contemplated hereby and thereby in the manner specified in this Agreement and the Voting Agreement will constitute a transfer of Company Common Stock in violation of the Company Common Stock ownership restrictions set forth in Article VII of Company’s Amended and Restated Certificate of Incorporation. The Board of Directors of Company has approved this Agreement, the Merger, the Voting Agreement and the transactions contemplated hereby and thereby for purposes of Section 203 of the DGCL, and, except for Section 203 of the DGCL (which does not apply as a result of such approval of the Board of Directors of Company), no other “moratorium,” “control share,” “fair price,” or other state takeover statute applies to this Agreement, the Merger, the Voting Agreement or the transactions contemplated hereby and thereby.

(g) Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock and the Class B Common Stock entitled to vote upon adoption of this Agreement, voting together as a single class, at the Company Stockholders Meeting (the “Required Company Vote”) is the only vote of the holders of any class or series of Company’s capital stock necessary to consummate the transactions contemplated hereby.

(h) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Company, except Lazard Frères & Co., LLC (the “Company Financial Advisor”), whose fees and expenses will be paid by Company in accordance with Company’s agreements with such firm, a complete copy of which have been delivered to Purchaser on or prior to the date hereof.

(i) Litigation; Compliance with Laws.

(i) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or as set forth in Section 3.2(i) of the Company Disclosure Schedule, there is no suit, action, investigation or proceeding pending or, to the Knowledge of Company, threatened, against or affecting Company or any Subsidiary of Company having, or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Company or any Subsidiary of Company having, or which reasonably would be expected to have, individually or in the aggregate, a Material Adverse Effect on Company.

(ii) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the operation of the businesses of Company and its Subsidiaries, taken as a whole (the “Company Permits”). Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, the businesses of Company and its Subsidiaries are not being conducted in violation of, and Company has not received any notices of violations with respect to, any law, ordinance or regulation of any Governmental Entity, except for actual or possible violations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. Since December 31, 2002, the Company and each of its Subsidiaries has timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Entity, including state health and insurance regulatory authorities (“Company Regulatory Filings”) and any applicable Federal regulatory authorities, and have timely paid all Taxes, fees and assessments due and payable in connection therewith, except where the failure to make such filings on a timely basis or payments would not be material to the Company or any of its Subsidiaries, taken as a whole. All such Company Regulatory Filings complied in all material respects with applicable law. All premium rates, rating plans, policy forms and terms established or used by the Company’s Subsidiaries that are required to be filed with and/or approved by Governmental Entities have been so filed and/or approved, the premiums charged conform in all material respects to the premiums so filed and/or approved and comply in all material respects with the laws applicable thereto, and to the Company’s Knowledge, no such premiums are subject to any investigation by any Governmental Entity.

(iii) Company is in compliance in all material respects with all material rules and regulations of the BCBSA.

(j) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby and except as disclosed in the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, since December 31, 2004, (i) Company and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, (ii) there has not been any change, circumstance or event which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company and (iii) there has not been any action taken by Company or any of its Subsidiaries during the period from December 31, 2004 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time without the consent of Purchaser, would constitute a breach of Section 4.1.

(k) Opinion of Company Financial Advisor. The Board of Directors of Company has received the opinion of the Company Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock, a complete copy of which opinion will promptly be made available to Purchaser after receipt by Company.

(l) Taxes.

(i) Except as set forth in Section 3.2(l) of the Company Disclosure Schedule, Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined in Section 8.13(q)) required to be filed by any of them and all such filed material Tax Returns are complete and accurate in all material respects; (B) have paid all Taxes (as defined in Section 8.13(p)) that are due and payable (whether or not shown as due and payable on such filed Tax Returns) or that Company or any of its Subsidiaries are obligated to pay without the filing of a Tax Return; (C) have paid all other assessments received to date in respect of Taxes other than those being contested in good faith for which provision has been made in accordance with GAAP on the most recent balance sheet included in Company’s Annual Report on Form 10-K for the year ended December 31, 2004; (D) have withheld from amounts owing to any employee, creditor or other Person all Taxes required by law to be withheld and have paid over to the proper governmental authority in a timely manner all such withheld amounts to the extent due and payable; (E) have not waived any applicable statute of limitations with respect to United States federal or state income or franchise Taxes and have not otherwise agreed to any extension of time with respect to a United States federal or state income or franchise Tax assessment or deficiency; (F) have never been members of any consolidated group for United States federal income tax purposes, other than the consolidated group of which Company is the common parent and (G) are not parties to any tax sharing agreement or arrangement other than with each other and do not have any liability for the Taxes of any other Person (other than Company or any of its Subsidiaries). Except as set forth in Section 3.2(l) of the Company Disclosure Schedule, (i) no liens for Taxes exist with respect to any of the assets or properties of Company or its Subsidiaries, except for statutory liens for Taxes not yet due or payable or that are being contested in good faith, (ii) Company has made available to Purchaser true, correct and complete copies of all material federal, state and local Tax Returns filed by Company and its Subsidiaries on which the statute of limitations has not expired, (iii) none of Company or its Subsidiaries has been a party to a Section 355 transaction that could give rise to a Tax liability pursuant to Section 355(e) of the Code and (iv) the income Tax Returns of Company and each of its Subsidiaries have been examined by and settled with (or received a “no change” letter from) the Internal Revenue Service (or the applicable statute of limitations has expired) for all years through 2004, and all material assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid. Except as set forth in Section 3.2(l) of the Company Disclosure Schedule, (i) there are not being conducted or threatened in writing any material audits, examinations, investigations, litigation, or other proceedings in respect of Taxes of Company or any Subsidiary; (ii) no written notice of any audits, examinations, investigations, litigation or other proceedings from any Taxing authority has been received by Company or any of its Subsidiaries with respect to a material amount of Taxes; (iii) none of Company or its Subsidiaries has any material deferred gains created by any other transaction, or has any material excess loss accounts; and (iv) no written claim that could give rise to material Taxes has been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction. Except for actions taken in the event that the Reverse Merger Election is made, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action or is aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Company has made available to Purchaser correct and complete copies of any audit report issued relating to income or franchise Taxes of Company or any of its Subsidiaries with respect to which the statute of limitations has not expired. Neither the Company nor any of its Subsidiaries has engaged in a “confidential corporate tax shelter” within the meaning of Section 6111(d) of the Code and Treasury Regulation Section 301.6111-2, as in effect prior to the enactment of the American Jobs Creation Act of 2004, or a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(ii) None of Company or any of its Subsidiaries has taken any action or failed to take any action that could adversely affect the holdings of the private letter ruling issued by the Internal Revenue Service on January 22, 2003 (PLR 200317019) (the “Ruling”). Company has made available to Purchaser true, correct and complete copies of all written correspondence to the Internal Revenue Service with respect to the Ruling.

(iii) All statements and representations, written or oral, made by or on behalf of Company and its Subsidiaries to the Internal Revenue Service with respect to the conversion of Company into a for-profit stock corporation (the “Conversion”), including statements and representations made in connection with the private letter ruling request and pre-submission conference with respect to the Ruling, were true and accurate when made. Neither Company nor any of its Subsidiaries has taken any action or failed to take any action that could conflict with any of the representations made in connection with the Ruling.

(m) Accounting and Financial Matters. Since January 1, 2004, except as set forth in Section 3.2(m) of the Company Disclosure Schedule, Company has not received written notice from the SEC or any other Governmental Entity that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or other Governmental Entity. Since January 1, 2004, Company’s independent public accounting firm has not informed Company that it has any material questions, challenges or disagreements regarding or pertaining to Company’s accounting policies or practices. Since January 1, 2004, no officer or director of Company has received, or is entitled to receive, any material compensation from any entity that has engaged in or is engaging in any material transaction with Company or any of its Subsidiaries. Set forth in Section 3.2(m) of the Company Disclosure Schedule is a list of all off-balance sheet special purpose entities and financing arrangements of Company and its Subsidiaries.

(n) Securities Laws Matters.

(i) With respect to the Company SEC Reports filed since July 30, 2002, each of the principal executive officer and principal financial officer of Company (or each former principal executive officer and principal financial officer of Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither Company nor any of its affiliates (as such term is defined in Rule 405 promulgated under the Securities Act) has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of Company.

(ii) Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (x) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Company, (y) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Company are being made only in accordance with authorizations of management and directors of Company, and (z) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on its financial statements.

(iii) Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by Company is recorded and reported on a timely basis to the individuals responsible for the preparation of Company’s filings with the SEC and other public disclosure documents.

(iv) Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Company’s auditors and the audit committee of Company’s board of directors (x) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and has identified for Company’s auditors and the audit committee of Company’s board of directors any material weaknesses in internal control over financial reporting and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting. Company has made available to Purchaser (A) a summary of any such disclosure made by management to Company’s auditors and the audit committee since June 30, 2002 and (B) any communication since June 30, 2002 made by management or Company’s auditors to the audit committee required or contemplated by listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. No attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents to Company’s chief legal officer, the audit committee of the board of directors (or other committee designated for the purpose) or the board of directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(v) Company is, or will timely be, in compliance, in all material respects, with all current and proposed listing and corporate governance requirements of the NYSE, and is in compliance in all material respects, and will continue to remain in compliance from the date hereof until the Effective Time, with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

(o) Statutory Financial Statements. Except as otherwise set forth therein, the annual statements and the quarterly statements filed by Company or any of its Subsidiaries with the insurance departments or other insurance regulatory authorities of the states and other jurisdictions in which it has a domiciled insurance company or health maintenance organization or similar entity (the “Company State Agencies”) for the years ended December 31, 2002, 2003, and 2004 and for each quarterly and annual period ending after December 31, 2004 and prior to the Closing Date (the “Company State Agency Filings”) and the statutory balance sheets and income statements included in such Company State Agency Filings fairly present, or will fairly present, in all material respects the statutory financial condition and results of operations of Company or such Subsidiaries, as applicable, as of the date and for the periods indicated therein and have been prepared, or will be prepared, in all material respects, in accordance with applicable statutory accounting principles consistently applied throughout the periods indicated, except as may be reflected therein or in the notes thereto, or the statutory reports and related actuarial opinions for Company or its Subsidiaries for the 2004 fiscal year, and subject to the absence of notes required by statutory accounting principles and to normal year-end adjustments.

(p) Reserves. The loss reserves and other actuarial amounts of Company and its Subsidiaries recorded in their respective financial statements contained in the Company SEC Reports and the Company State Agency Filings, as of their respective dates: (i) were determined in all material respects in accordance with generally accepted actuarial standards consistently applied (except as otherwise noted in such financial statements); (ii) were fairly stated in all material respects in accordance with sound actuarial principles; (iii) satisfied all applicable laws and applicable requirements of the BCBSA in all material respects and have been computed on the basis of methodologies consistent in all material respects with those used in computing the corresponding reserves in the prior fiscal years, except as otherwise noted in the financial statements and notes thereto included in the Company SEC Reports or the Company State Agency Filings and related actuarial opinions for Company and its Subsidiaries for the 2004 fiscal year a copy of which was made available to Purchaser prior to the date hereof; and (iv) include provisions for all actuarial reserves and related items which ought to be established in accordance with applicable laws and regulations and in accordance, in all material respects, with prudent insurance practices generally followed in the insurance industry. Company is not aware of any facts or circumstances which would necessitate any material adverse change in the statutorily required reserves or reserves above those reflected in the most recent balance sheet (other than increases consistent with past experience resulting from increases in enrollment with respect to services provided by Company or its Subsidiaries). The risk-based capital of each insurance and health maintenance organization Subsidiary of Company is now, and immediately prior to the Closing will be, not less than 300% of the authorized control level as defined in NAIC Risk-Based Capital Guidelines required by applicable law to the extent that such Subsidiary is subject to such requirement.

(q) Affiliate Transactions.

(i) Except as disclosed in the Company SEC Reports or as disclosed in Section 3.2(q)(i) of the Company Disclosure Schedule, there are no material contracts, commitments, agreements, arrangements, understandings or other transactions between Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of Company or any of its Subsidiaries; (ii) record or beneficial owner of five percent or more of the voting securities of Company; or (iii) affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) of any such officer, director or beneficial owner, on the other hand. Except as disclosed in the Company SEC Reports, since January 1, 2002, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

(ii) Section 3.2(q)(ii) of the Company Disclosure Schedule lists all loans to any executive officer of Company or any of its Subsidiaries outstanding as of the date hereof, including the date of the loan, the amount of the loan and the date of any amendment to the terms of the loan.

(r) Health Insurance Portability and Accountability Act of 1996. Company and its Subsidiaries are, and Company and its Subsidiaries’ businesses are being conducted, in compliance in all material respects with the Health Insurance Portability and Accountability Act of 1996, except as set forth in Section 3.2(r) of the Company Disclosure Schedule.

(s) Off-Balance Sheet Arrangements. Section 3.2(s) of the Company Disclosure Schedule describes, and Company has delivered to Purchaser copies of the documentation creating or governing, all securitization transactions and other “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K of the SEC) that existed or were effected by Company or its Subsidiaries since January 1, 2002 in effect on the date hereof.

(t) Environmental Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Company individually or in the aggregate, or as disclosed in Section 3.2(t) of the Company Disclosure Schedule; (i) the operations of Company and its Subsidiaries are and have been in compliance with all applicable Environmental Laws and with all Environmental Permits; (ii) no material written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no actions, suits, claims, investigations or other proceedings under or pursuant to Environmental Laws against Company or its Subsidiaries is pending or, to the Knowledge of Company or any of its Subsidiaries, threatened, involving any real property currently or formerly owned, operated or leased by Company, or its Subsidiaries; (iii) to the Knowledge of Company, no facts, circumstances or conditions relating to, arising from, associated with or attributable to any real property currently or formerly owned, operated or leased by Company or its Subsidiaries or operations of Company thereon would reasonably be expected to result in Environmental Liabilities; (iv) no release, discharge, spillage or disposal of any Hazardous Material and no soil, water or air contamination by any Hazardous Material has occurred or is occurring in, from or on any real property owned, operated or leased by Company or its Subsidiaries in conditions or concentrations that would reasonably be expected to result in Environmental Liabilities; and (v) Company has made available to Purchaser all Environmental Reports in the possession or control of Company or any of its Subsidiaries.

As used in this Agreement, “Environmental Laws” means any and all laws, rules, orders, regulations, statutes, ordinances, guidelines, codes, decrees, or other legally enforceable requirements (including, without limitation, common law) of any Governmental Entity, regulating, relating to or imposing liability or standards of conduct concerning protection of the environment or of human health, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. sections 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. sections 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. sections 6901 et seq., the Clean Water Act, 33 U.S.C. sections 1251 et seq., the Clean Air Act, 42 U.S.C. sections 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. sections 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. sections 136 et seq. and the Oil Pollution Act of 1990, 33 U.S.C. sections 2701 et seq., as such laws have been amended or supplemented as of the Closing Date, and the regulations promulgated pursuant thereto as of the Closing Date, and all analogous state or local statutes. As used in this Agreement, “Environmental Liabilities” with respect to any Person means any and all liabilities of or relating to such Person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, which (i) arise under applicable Environmental Laws or with respect to Hazardous Materials and (ii) arise from actions occurring or conditions existing on or prior to the Closing Date. As used in this Agreement, “Environmental Permits” means any and all permits, consents, licenses, approvals, registrations, notifications, exemptions and any other authorization required under any applicable Environmental Law. As used in this Agreement, “Environmental Report” means any report, study, assessment or audit that addresses any issue of noncompliance with any Environmental Law, or any Environmental Liability of Company or any of its Subsidiaries. As used in this Agreement, “Hazardous Materials” means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, pollutants, contaminants, radioactivity, and any other substances of any kind, whether or not any such substance is defined as hazardous or toxic under any Environmental Law, that is regulated pursuant to or could give rise to liability under any applicable Environmental Law.

(u) Intellectual Property.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company or as disclosed in Section 3.2(u) of the Company Disclosure Schedule, (a) Company and each of its Subsidiaries exclusively owns, is exclusively licensed or otherwise has the exclusive right to use (in each case, free and clear of any Liens), all Intellectual Property used in, held for use in, or necessary for the conduct of its business as currently conducted and all Intellectual Property required for the continued conduct of its business; (b) the operation of the business of each of Company and its Subsidiaries, including, without limitation, the use of any Intellectual Property by Company and its Subsidiaries, does not infringe on, misappropriate, or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which Company or any Subsidiary acquired the right to use any Intellectual Property; (c) to the Knowledge of Company, no Person is challenging or infringing on or otherwise violating any right of Company or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Company or its Subsidiaries; (d) neither Company nor any of its Subsidiaries has received any written notice of any claim or proceeding with respect to any Intellectual Property used by Company and its Subsidiaries and no Intellectual Property owned or licensed by Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property and all renewal and maintenance fees with respect thereto have been duly paid; and (e) Company and each of its Subsidiaries has taken reasonable measures to protect the secrecy and confidentiality of all confidential information that Company or any of its Subsidiaries owns or which is used in, held for use in, or necessary for the conduct of Company’s or its Subsidiaries’ business as currently conducted, and such confidential information has not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.

(ii) For purposes of this Agreement, “Intellectual Property” shall mean trademarks, service marks, brand names, internet domain names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, methods and discoveries, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continued prosecution applications, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets, confidential information and know-how, and rights in any jurisdiction to limit the use or disclosure thereof by any Person; writings, compilations, databases and other works, whether copyrightable or not, in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; IT Assets, as applicable; and any similar intellectual property or proprietary rights.

(iii) Section 3.2(u) of the Company Disclosure Schedule sets forth a list of all material registrations, issuances, filings and applications for registration or issuance of Intellectual Property owned or exclusively licensed to Company or any of its Subsidiaries, as well as material unregistered trademarks, software, firmware or middleware owned or exclusively licensed to Company or any of its Subsidiaries. To the extent indicated on such schedule, such Intellectual Property has been duly registered in, filed in or issued by the United States Patent and Trademark Office, United States Copyright Office, a duly accredited and appropriate domain name registrar, the appropriate offices in the various states of the United States and the appropriate offices of other jurisdictions (foreign and domestic), and each such registration, filing and issuance remains valid, enforceable and in full force and effect as of the Closing Date. There are no actions that must be taken or payments that must be made within 180 days following the Closing Date that, if not taken, will materially and adversely affect the Intellectual Property listed on Section 3.2(u) of the Company Disclosure Schedule. Company and its Subsidiaries have the exclusive right to file, prosecute and maintain all applications and registrations with respect to such Intellectual Property.

(iv) Section 3.2(u) of the Company Disclosure Schedule sets forth a correct and complete list of all material licenses of Intellectual Property under which Company or any of its Subsidiaries is a (i) licensor or (ii) licensee (“IP Licenses”). Company and its Subsidiaries are not in material violation or breach of any IP Licenses. All of the IP Licenses are, to Company’s Knowledge, valid, enforceable and in full force and effect.

(v) Except as set forth in Section 3.2(u) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries has made any claim in writing of a violation, infringement, misuse or misappropriation by any third party (including, without limitation, any employee or former employee) of its rights to, or in connection with any Intellectual Property, which claim is unresolved. Except as set forth in Section 3.2(u) of the Company Disclosure Schedule or as contained in purchase orders or license agreements entered into in the ordinary course of business, neither Company nor any of its Subsidiaries has entered into any agreement to indemnify any other Person against any charge of infringement or misappropriation of any Intellectual Property.

(vi) Except as set forth in Section 3.2(u) of the Company Disclosure Schedule, there are no interferences or other contested proceedings, either pending or, to the Knowledge of Company or any of its Subsidiaries threatened, in the United States Copyright Office, the United States Patent and Trademark Office, or any governmental authority (foreign or domestic) relating to any pending application with respect to the Intellectual Property held for use or used in its business.

(vii) Each of Company and its Subsidiaries has secured valid written assignments from all Persons (including, without limitation, consultants and employees) who contributed to the creation or development of Intellectual Property owned by Company and its Subsidiaries, of the rights to such contributions that it does not already own by operation of law, except where the failure to obtain such assignment would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

(viii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, or as disclosed in Section 3.2(u) of the Company Disclosure Schedule; (a) the IT Assets of Company and its Subsidiaries operate and perform in accordance with their documentation and functional specifications and otherwise as required by Company and its Subsidiaries in connection with Company’s business; (b) to Company’s Knowledge, such IT Assets do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults, devices or elements that (i) enable or assist any person to access without authorization such IT Assets or (ii) otherwise materially adversely affect the functionality of such IT Assets; (c) Company and each of its Subsidiaries has implemented reasonable backup and disaster recovery technology consistent with industry practices; and (d) to the Knowledge of Company and its Subsidiaries, no Person has gained unauthorized access to such IT Assets. None of the software, firmware or middlewear of the IT Assets incorporates, includes, is embedded with, or is dependent on any shareware, freeware or is otherwise covered by the GPL or other public or similar licensing regime.

(ix) For purposes of this Agreement, “IT Assets” means all computers, computer software, firmware, middleware, servers, source code, object code, development tools, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation, which are used in or necessary for the conduct of Company’s and its Subsidiaries’ business as currently conducted.

(x) Company and each of its Subsidiaries has made backups of all of its material proprietary software and databases and has maintained such software and databases at a secure off-site location. Except as set forth on Section 3.2(u) of the Company Disclosure Schedule, Company and its Subsidiaries have actual possession of all of the IT Assets they use or that are necessary for the operation and continued operation of their respective businesses.

(xi) Company and each of its Subsidiaries has in place a privacy policy (the “Privacy Policy”) regarding the collection and use of information from its customers or other Persons (“Customer Information”) in accordance with applicable law and industry standards and practice and such Privacy Policy (a copy of which has been delivered to Purchaser prior to the date hereof) applies to all customers of Company, and no other privacy policies regarding the collection and use of Customer Information have been adopted or used by the Company or any of its Subsidiaries. The Company and its Subsidiaries are in compliance with the Privacy Policy, and to the Company’s Knowledge, neither the Company nor any of its Subsidiaries uses Customer Information in an unlawful manner or in a manner that violates the privacy rights of its customers, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect on Company. The Company and its Subsidiaries have adequate security measures in place to protect Customer Information from illegal access to and use by third parties or use by third parties in a manner that violates the privacy rights of their customers and other such Persons.

(v) Certain Agreements. Section 3.2(v) of the Company Disclosure Schedule lists, as of the date hereof, each of the following contracts, agreements or arrangements, whether written or oral, to which Company or any of its Subsidiaries is a party or by which it is bound (collectively, the “Company Material Contracts”): (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act); (ii) the 20 largest hospital contracts measured in terms of payments received from Company and its Subsidiaries, the 20 largest insured customer contracts measured in terms of members covered and the 5 largest physician provider contracts measured in terms of payments received from Company and its Subsidiaries; (iii) the 20 largest administrative services contracts based on membership; (iv) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments providing for the lending of money, whether as borrower, lender or guarantor, in amounts greater than $2,000,000 (it being understood that trade payables, ordinary course business funding mechanisms between Company and its customers and providers and guarantees of indebtedness by Company and its Subsidiaries to Company and its Subsidiaries shall not be considered indebtedness for purposes of this provision); (v) any contract or other agreement expressly restricting the payment of dividends or the repurchase of stock or other equity; (vi) collective bargaining contracts; (vii) material joint venture, partnership agreements or other similar agreements; (viii) any contract for the pending acquisition, directly or indirectly (by merger or otherwise), of any entity or business; (ix) any contract, agreement or policy for reinsurance involving ceded insurance premiums of greater than $2,000,000; (x) leases for real or personal property involving annual expense in excess of $1,000,000 and not cancelable by Company (without premium or penalty) within 12 months; (xi) all Contracts to which Company or any of its Subsidiaries is a party granting any license to intellectual property (other than trade and service marks) and any other license (other than real estate) having an aggregate value per license, or involving payments to Company or any of its Subsidiaries, of more than $2,000,000 on an annual basis; (xii) all confidentiality agreements (other than in the ordinary course of business), agreements by Company not to acquire assets or securities of a third party or agreements by a third party not to acquire assets or securities of Company; (xiii) any Contract, other than any insured customer contracts, having an aggregate value per Contract, or involving payments by or to Company or any of its Subsidiaries, of more than $10,000,000 on an annual basis that requires consent of a third party in the event of or with respect to the Merger, including in order to avoid termination or loss of benefit under any such Contract; (xiv) any non-competition agreement or any other agreement or arrangement that by its terms (A) limits or otherwise restricts Company or any of its Subsidiaries or any successor thereto or (B) would, after the Effective Time, limit or otherwise restrict Company or any of its Subsidiaries or Parent or any of its Subsidiaries including the Surviving Corporation or any successor thereto, from engaging or competing in any line of business or in any geographic area; (xv) any Contract or order with or from a Governmental Entity (other than for the provision of insurance or administrative services); and (xvi) all material outsourcing and specialty vendor Contracts. Company has previously made available to Purchaser complete and accurate copies of each Company Material Contract listed, or required to be listed, in Section 3.2(v) of the Company Disclosure Schedule (including all amendments, modifications, extensions, renewals, guarantees or other Contracts with respect thereto, but excluding certain names, terms and conditions that have been redacted in compliance with applicable laws governing the sharing of information or otherwise). All of the Company Material Contracts are valid and binding and in full force and effect (except those which are cancelled, rescinded or terminated after the date hereof in accordance with their terms), except where the failure to be in full force and effect, individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Company. To the Knowledge of Company, no Person is challenging the validity or enforceability of any Company Material Contract, except such challenges which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company. Neither Company nor any of its Subsidiaries, and to the Knowledge of Company, as of the date hereof, none of the other parties thereto, has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under the provisions of, any Company Material Contract, except for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.

(w) Employee Benefit Plans.

(i) All domestic and foreign benefit and compensation plans, programs, contracts, commitments, practices, policies and arrangements that have been established, maintained or contributed to (or with respect to which an obligation to contribute has been undertaken) or with respect to which any potential liability is borne by Company or any of its Subsidiaries, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, stock option, stock purchase, restricted stock, stock appreciation rights, stock based, incentive and bonus plans (the “Company Plans”), are listed in Section 3.2(w)(i) of the Company Disclosure Schedule. Correct and complete copies of the following documents, with respect to each of the Company Plans have been delivered or made available to Purchaser by Company, to the extent applicable: (i) any Company Plans, together with all amendments and attachments thereto (including, in the case of any Company Plan not set forth in writing, a written description thereof); (ii) all trust documents, declarations of trust and other documents establishing other funding arrangements, and all amendments thereto and the latest financial statements thereof; (iii) the most recent annual report on IRS Form 5500 for each of the past three years and all schedules thereto and the most recent actuarial report; (iv) the most recent IRS determination letter; (v) summary plan descriptions and summaries of material modifications; (vi) the two most recently prepared actuarial valuation reports; (vii) all minutes with respect to meetings of each Company Plans’ administrative committee and/or plan administrator for the past three years; and (viii) all contracts and agreements relating to each Company Plan.

(ii) Except as set forth in Section 3.2(w)(ii) of the Company Disclosure Schedule: (A) each Company Plan, other than any “multiemployer plans” within the meaning of Section 3(37) of ERISA (“Multiemployer Plans”), is in compliance with ERISA, the Code and other applicable laws, except to the extent that any non-compliance would not result in material liability to Company or any of its Subsidiaries; (B) each Company Plan subject to ERISA (the “Company ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the IRS covering all Tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination or opinion letter within the applicable remedial amendment period under Section 401(b) of the Code, and Company is not aware of any circumstances likely to result in the loss of the qualification of such Company Pension Plan under Section 401(a) of the Code; (C) neither Company nor any of its Subsidiaries has engaged in a transaction with respect to any Company ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject Company, the Surviving Corporation, or any of their Subsidiaries to a material Tax or material penalty imposed by either Section 4975 of the Code or Section 409 or 502(i) of ERISA and neither Company nor any of its Subsidiaries has any material liability under the Code with respect to any Company Plans, including any liability under any other provision of Chapter 43 of the Code; and (D) neither Company nor any of its Subsidiaries has incurred nor reasonably expects to incur a material Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.

(iii) Except as set forth in Section 3.2(w)(iii) of the Company Disclosure Schedule: (A) no material liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA (“Single-Employer Plan”) currently maintained or contributed to (or with respect to which an obligation to contribute has been undertaken) or with respect to which any potential liability is borne by any of them, or the Single-Employer Plan of any entity which is considered one employer with Company under Section 4001 of ERISA or Section 414 of the Code (a “Company ERISA Affiliate”); (B) Company and its Subsidiaries have not incurred any material withdrawal liability (including any contingent or secondary withdrawal liability) with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of a Company ERISA Affiliate) that has not been satisfied in full and no condition or circumstance has existed that presents a material risk of the occurrence of any withdrawal from or the partition, termination, reorganization or insolvency of any such Multiemployer Plan which could result in any material liability to Company or any of its Subsidiaries; and (C) no notice of a “reportable event,” within the meaning of Section 4043 of ERISA has occurred or is expected to occur for any Company Pension Plan or by any Company ERISA Affiliate that would reasonably be expected to result in material liability to Company or any of its Subsidiaries.

(iv) Except as set forth in Section 3.2(w)(iv) of the Company Disclosure Schedule: (A) all contributions required to be made under the terms of any Company Plan, as of the date hereof, have been timely made or have been reflected in the Company Financial Statements, except to the extent that failure to make such contribution would not result in material liability to Company; (B) neither any Company Pension Plan nor any Single-Employer Plan of a Company ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and neither the Company nor any of its Subsidiaries nor any Company ERISA Affiliate has applied for or obtained funding waiver; (C) it is not reasonably anticipated that required minimum contributions to any Company Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code; and (D) neither Company nor any of its Subsidiaries has provided, or is required to provide, security to any Company Pension Plan or to any Single-Employer Plan of a Company ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company or except as set forth in Section 3.2(w)(v) of the Company Disclosure Schedule, as of the date hereof, there is no pending or, to the Knowledge of Company, threatened, litigation relating to the Company Plans.

(vi) Except as disclosed in Section 3.2(w)(vi) of the Company Disclosure Schedule, or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, there has been no amendment to, announcement by Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Except as set forth in Schedule 3.2(w)(vi), neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (v) entitle any employees of Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (w) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans, (x) limit or restrict the right of Company to merge, amend or terminate any of the Company Plans, (y) cause Company or any of its Subsidiaries to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award or (z) result in payments under any of the Company Plans which would not reasonably be expected to be deductible under Section 162(m) or Section 280G of the Code.

(vii) Each Company Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) that Company is a party to has been operated since January 1, 2005 in compliance with Section 409A of the Code and IRS Notice 2005-1.

(viii) Company and its Subsidiaries have classified all individuals who perform or who have performed services for them correctly under each Company Plan, ERISA, the Code and other applicable law as common law employees, independent contractors or leased employees, except to the extent that any misclassification would not reasonably be expected to result in material liability to Company or any of its Subsidiaries.

(x) Labor Matters. Except as set forth in Section 3.2(x) of the Company Disclosure Schedule, (i) as of the date hereof neither Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization (other than contracts or other agreements or understandings with labor unions or labor organizations in connection with products and services offered and sold to such unions and organizations by Company or its Subsidiaries); (ii) neither Company nor any of its Subsidiaries is the subject of any proceeding asserting that it or any Subsidiary has committed an unfair labor practice or sex, age, race or other discrimination or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company; (iii) there are no current or, to the Knowledge of Company, threatened organizational activities or demands for recognition by a labor organization seeking to represent employees of Company or any Subsidiary, or labor strike and no such activities have occurred during the past 24 months; (iv) no grievance, arbitration, complaint or investigation relating to labor or employment matters is pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company; (v) Company and each Subsidiary is in material compliance with all applicable laws (domestic and foreign), agreements, contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, Company has materially complied in all respects with its payment obligations to all employees of Company and its Subsidiaries in respect of all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees under any Company policy, practice, agreement, plan, program or any statute or other law, except to the extent that any noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company; and (vii) Company is in material compliance with its obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 to the extent applicable, and all other employee notification and bargaining obligations arising under any collective bargaining agreement or statute, except to the extent that any noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.

(y) Insurance. Company has provided or made available to Purchaser true, correct and complete copies of its primary director and officer and employee and officer insurance policies and will make available to Purchaser, prior to the Closing Date, true and complete copies of all material policies of insurance to which Company or its Subsidiaries is a beneficiary or named insured. Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Company or its Subsidiaries (taking into account the cost and availability of such insurance).

(z) Capital or Surplus Maintenance. None of the Subsidiaries of Company is subject to any requirement to maintain capital or surplus amounts or levels, or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions under insurance or other laws or regulations of general application and any such requirements or restrictions of the BCBSA of general application to licensees of the BCBSA, or except as set forth in Section 3.2(z) of the Company Disclosure Schedule.

3.3 Representations and Warranties of Purchaser and Merger Sub. Purchaser and Merger Sub represent and warrant to Company as follows:

(a) Organization. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a direct wholly owned subsidiary of Purchaser.

(b) Corporate Authorization. Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub. Purchaser, in its capacity as sole shareholder of Merger Sub, has approved this Agreement and the other transactions contemplated hereby as required by the DGCL. This Agreement has been duly executed and delivered by Merger Sub and, assuming that this Agreement constitutes the valid and binding agreement of Company, constitutes a valid and binding agreement of Merger Sub, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

(c) Non-Contravention. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby do not and will not contravene or conflict with the certificate of incorporation or the bylaws of Merger Sub.

(d) No Business Activities. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1 Conduct of Business of Company Pending the Merger. Company covenants and agrees that, during the period from the date hereof to the Effective Time and except as otherwise agreed to in writing by Purchaser or as expressly contemplated by this

Agreement, the businesses of Company and its Subsidiaries shall be conducted only in, and Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws; and Company and its Subsidiaries, except as expressly contemplated by this Agreement, shall each use its commercially reasonable efforts to preserve substantially intact the business organization of Company and its Subsidiaries, to keep available the services of the present officers and employees and to preserve the present relationships of Company and its Subsidiaries with such of the customers, suppliers, licensors, licensees, or distributors with which Company or any of its Subsidiaries has significant business relations. By way of amplification and not limitation, without the prior written consent of Purchaser (which shall not be unreasonably withheld or delayed) neither Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, except as set forth in Section 4.1 of the Company Disclosure Schedule, directly or indirectly do, or propose or commit to do, any of the following:

(a) Amend its certificate of incorporation or bylaws or equivalent organizational documents;

(b) Except as set forth in Section 4.1(b) of the Company Disclosure Schedule, issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including but not limited to stock appreciation rights or phantom stock), of Company or any of its Subsidiaries, except for the issuance of securities issuable pursuant to options or other rights outstanding as of the date hereof under any Company Plan (including the Company Employee Stock Purchase Plan (“Company ESPP”));

(c) Declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than dividends payable by a directly or indirectly wholly owned Subsidiary of Company to Company or to another directly or indirectly wholly owned Subsidiary of Company;

(d) Acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division or line of business;

(e) Modify its current investment policies or investment practices in any material respect except to accommodate changes in applicable law;

(f) Transfer, sell, lease, mortgage, or otherwise dispose of or subject to any Lien any of its assets, including capital stock of its Subsidiaries (except (i) by incurring Permitted Liens (as defined in Section 8.13(k)); and (ii) equipment and property no longer used in the operation of Company’s or any of its Subsidiaries’ business) other than in the ordinary course of business consistent with past practice;

(g) Except as may be required as a result of a change in law or in generally accepted accounting or actuarial principles, make any change to the accounting practices or principles or reserving or underwriting practices or principles used by it;

(h) Settle or compromise any pending or threatened suit, action or claim (other than the payment of health benefit claims on behalf of customers of Company) involving a payment by Company or its Subsidiaries in excess of $2,000,000;

(i) Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Company or any of its Subsidiaries;

(j) Fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies covering Company or its Subsidiaries or their respective properties, assets and businesses or comparable replacement policies;

(k) Authorize or make capital expenditures other than aggregate capital expenditures during the fiscal years 2005 and 2006 not to exceed the amounts set forth in Section 4.1(k) of the Company Disclosure Schedule;

(l) (i) Make any material Tax election or settle or compromise any material federal, state, local or foreign Tax liability, change any annual tax accounting period, change any material method of Tax accounting, enter into any closing agreement relating to any Tax, or surrender any right to claim a Tax refund or (ii) consent, without providing advance notice to Purchaser, to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(m) Reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, stock options or debt securities;

(n) (i) Repay or retire any indebtedness for borrowed money or repurchase or redeem any debt securities; (ii) incur any indebtedness for borrowed money (including pursuant to any commercial paper program or credit facility of Company or any of its Subsidiaries) or issue any debt securities; or (iii) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans, advances or capital contributions to, or investments in, any other Person, other than providers of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

(o) Enter into or renew, extend, materially amend or otherwise materially modify (i) any Company Material Contract, (ii) any other contract or agreement (with “other contract or agreement” being defined for the purposes of this subsection as a contract or agreement which involves Company incurring a liability in excess of $10,000,000 and which is not terminable by Company without penalty upon one year or less notice (other than (A) provider contracts entered into in the ordinary course of business consistent with past practice that are not Company Material Contracts, (B) contracts for the provision of insurance entered into in the ordinary course of business consistent with past practice that do not include any rate guarantees or (C) contracts for the provision of administrative services entered into in the ordinary course of business consistent with past practice, provided that any such contract does not contain any rate guarantees that last for more than 3 years and provided further that any such contract does not contain any rate guarantees that increase by less than 3% per year)) or, (iii) except for any agreement that is not inconsistent with Section 5.14, an agreement with an affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) of Company. For purposes of this subsection, a “rate guarantee” shall mean any provision pursuant to which the premiums or administrative services fees to be received by Company or its Subsidiaries are set either at a fixed amount or by reference to a pre-determined formula (such as an index of inflation) for a specified period of time;

(p) Except as set forth in Section 4.1(p) of the Company Disclosure Schedule and except to the extent required under this Agreement or pursuant to applicable law, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of officers and employees of Company or its Subsidiaries in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans or enter into, or amend, any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of Company or any of its Subsidiaries, or establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, welfare, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, except for any plan amendments to comply with Section 409A of the Code (provided that any such amendments shall not materially increase the cost of such plan to Company);

(q) Create any new products or expand its marketing efforts beyond those states in which its products are offered as of the date of this Agreement;

(r) Grant any license with respect to Intellectual Property other than non-exclusive licenses granted in the ordinary course of business;

(s) Take any action or omit to take any action that would reasonably be expected to cause any Intellectual Property used or held for use in its business to become invalidated, abandoned or dedicated to the public domain;

(t) Take or fail to take, or permit any of its Subsidiaries to take or fail to take, any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(u) Except as set forth in Section 4.1(u) of the Company Disclosure Schedule, effectuate a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act (WARN), affecting in whole or in part any site of employment, facility, operating unit or employee of Company or any of its Subsidiaries;

(v) Pay, discharge or satisfy any claims, liabilities or obligations (absolute accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the financial statements of Company or incurred in the ordinary course of business and consistent with past practice;

(w) Take or fail to take, or permit any of its Subsidiaries to take or fail to take, any action that would adversely affect the Conversion from qualifying as a tax-free reorganization; or

(x) Take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 4.1(a) through 4.1(w) or any action which would result in any of the conditions set forth in Article VI not being satisfied or would materially delay the Closing.

4.2 Conduct of Business of Purchaser Pending the Merger. Purchaser covenants and agrees that, during the period from the date hereof to the Effective Time and except as otherwise agreed to in writing by Company, Purchaser shall not (a) amend its articles of incorporation or bylaws or equivalent organizational documents in a manner materially adverse to Company’s stockholders; or (b) declare, set aside or pay any dividend or other distribution (other than in connection with repurchases of Purchaser Common Stock made in accordance with Purchaser’s stock repurchase program pursuant to and in accordance with Rule 10b-18 of the Exchange Act), payable in cash, stock or property, with respect to any of its capital stock, other than dividends or distributions payable by a directly or indirectly wholly owned Subsidiary of Purchaser to Purchaser or to another directly or indirectly wholly owned Subsidiary of Purchaser.

4.3 Operational Matters. From the date of this Agreement until the Effective Time, at the request of Purchaser, Company shall (a) confer on a regular and frequent basis with Purchaser and (b) report (to the extent permitted by law or regulation or any applicable confidentiality agreement) to Purchaser on operational matters. Company shall file or furnish all reports, proxy statements, communications, announcements, publications and other documents required to be filed or furnished by it with the SEC (and all other Governmental Entities) between the date of this Agreement and the Effective Time and Company shall (to the extent any report, proxy statement, communication, announcement, publication or other document contains any statement relating to this Agreement or the Merger, and to the extent permitted by law or regulation or applicable confidentiality agreement) consult with Purchaser for a reasonable time before filing or furnishing any such report, proxy statement, communication, announcement, publication or other document and mutually agree upon any such statement and deliver to Purchaser copies of all such reports, proxy statements, communications, announcements, publications and other documents promptly after the same are filed or furnished. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of Company prior to the Effective Time. Prior to the Effective Time, each of Company and Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective businesses and operations.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Preparation of Form S-4 and the Proxy Statement; Stockholders Meeting.

(a) Company and Purchaser shall prepare and Company shall file with the SEC the Proxy Statement, and Purchaser shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus and shall use their respective commercially reasonable efforts to cause the Proxy Statement and Form S-4 to be filed with the SEC no later than 30 days following the date of this Agreement. Each of Purchaser and Company shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (but, in any event, no more than 3 business days after the SEC notifies Purchaser that the SEC will consider a written request for the acceleration of the effective date of the Form S-4). Company will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable (but no more than 5 business days) after the Form S-4 is declared effective under the Securities Act. Purchaser shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities law in connection with the Share Issuance, and Company shall furnish all information concerning Company and the holders of Company Common Stock and rights to acquire Company Common Stock pursuant to the Company Stock Plans as may be reasonably required in connection with any such action. Each of Purchaser and Company shall furnish all information concerning itself and its Subsidiaries to the other as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Form S-4 and the preparation, filing and distribution of the Proxy Statement. Each of Purchaser, Merger Sub and Company agrees to promptly correct any information provided by it for use in the Form S-4 or the Proxy Statement that shall have become false or misleading.

(b) Company, acting through its Board of Directors, shall, subject to and in accordance with its certificate of incorporation and bylaws, promptly and duly call, give notice of, convene and hold as soon as practicable (but no more than 30 days) following the date upon which the Form S-4 becomes effective a meeting of the holders of Company Common Stock (the “Company Stockholders Meeting”) for the purpose of voting to adopt this Agreement, and except as otherwise provided in the following sentence, (i) shall declare that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of Company and the stockholders of Company and recommend adoption of this Agreement by the stockholders of Company (the “Company Recommendation”) and include in the Proxy Statement such Company Recommendation, (ii) shall use its commercially reasonable efforts to solicit and obtain such adoption and (iii) shall not (A) withhold, withdraw, amend or modify (or publicly propose to or publicly state that it intends to withhold, withdraw, amend or modify) in any manner adverse to Purchaser such recommendation (it being understood that taking a neutral position or no position with respect to any Alternative Transaction (as defined in Section 8.13(a)) shall be considered an adverse modification) or (B) take any other action or make any other public statement inconsistent with such recommendation (collectively, a “Change in Company Recommendation”). In the event that prior to the adoption of this Agreement by the Company stockholders (and in no event after the adoption of this Agreement by the Company’s stockholders), the Board of Directors of Company receives a Superior Proposal (as defined in Section 8.13(o)) without breaching its obligations under Section 5.5 and the Board of Directors of Company reasonably determines in good faith by resolution duly adopted after consultation with its outside counsel that the failure to take such action would constitute a breach of its fiduciary duties under Delaware law, the Board of Directors of Company may effect a Change in Company Recommendation; provided, however, that before effecting a Change in Company

Recommendation, it gives Purchaser five business days’ prior written notice of its intention to do so (unless at the time such notice is otherwise required to be given there are less than five business days prior to the Company Stockholders Meeting, in which case Company shall provide as much notice as is reasonably practicable) and during such time, Company, if requested by Purchaser, shall have engaged in good faith negotiations to amend this Agreement (including by making its officers and its financial and legal advisors reasonably available to negotiate) such that the Board of Directors of Company may continue to recommend the adoption of this Agreement. The parties agree that nothing in this Section 5.1(b) shall in any way limit or otherwise affect Purchaser’s right to terminate this Agreement pursuant to Section 7.1(c) at such time as the requirements of such subsection have been met. Any such Change in Company Recommendation shall not (x) change the approval of this Agreement, the Voting Agreement or any other approval of the Board of Directors of Company in any respect that would have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby or thereby, including the Merger, or (y) change the obligation of Company to present this Agreement for adoption at the Company Stockholders Meeting on the earliest practicable date (but no more than 30 days) after the Form S-4 becomes effective. Notwithstanding any Change in Company Recommendation, if this Agreement is not otherwise terminated by either Company or Purchaser in accordance with the terms hereof, this Agreement shall be submitted to the stockholders of Company at the Company Stockholders Meeting for the purpose of voting on adopting this Agreement, and nothing contained herein, including any rights of Company to take certain actions pursuant to Section 5.5, shall be deemed to relieve Company of such obligation. Nothing contained in this Agreement shall prohibit Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) from making any required disclosure to the stockholders of the Company if, in the good faith judgment of the Board of Directors of Company (after receiving the advice of its outside counsel), failure to so disclose would constitute a breach of its obligations under applicable law; provided, that such Rules and requirements will in no way eliminate or modify the effect that any action pursuant to such Rules or requirements would otherwise have under this Agreement.

(c) During the term of this Agreement, Company shall not take any actions to exempt any Person other than Purchaser and Merger Sub from the threshold restrictions on Company Common Stock ownership or any other antitakeover provision in Company’s certificate of incorporation, or make any state takeover statute (including any Delaware state takeover statute) or similar statute inapplicable to any Alternative Transaction.

5.2 Accountant’s Letters.

(a) Purchaser shall use its commercially reasonable efforts to cause to be delivered to Company a letter from Purchaser’s independent public accountants, dated (i) the date on which the Form S-4 shall become effective, and (ii) the Closing Date, in each case addressed to Company and its Board of Directors, in form and substance customary for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(b) Company shall use its commercially reasonable efforts to cause to be delivered to Purchaser a letter from Company’s independent public accountants, dated (i) the date on which the Form S-4 shall become effective, and (ii) the Closing Date, in each case addressed to Purchaser and its Board of Directors, in form and substance customary for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

5.3 Access to Information. Upon reasonable notice, Company shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of Purchaser reasonable access during normal business hours, during the period prior to the Effective Time, to such of its properties, books, contracts, commitments, records, officers and employees as Purchaser may reasonably request and, during such period, Company shall (and shall cause its Subsidiaries to) furnish promptly to Purchaser (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than documents which Company is not permitted to disclose under applicable law), and (b) consistent with its legal obligations, all other information concerning it and its business, properties and personnel as Purchaser may reasonably request; provided, however, that Company may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to Company requires Company or its Subsidiaries to restrict access to any properties or information. Purchaser will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of that certain Confidentiality Agreement, dated June 15, 2005, between Purchaser and Company (the “Confidentiality Agreement”). Any investigation by Purchaser shall not affect the representations and warranties of Company.

5.4 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, tax rulings and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger and the other transactions contemplated by this Agreement. Upon the terms and subject to the conditions hereof, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions, to do, or cause to be done, all things reasonably necessary to satisfy the conditions to Closing set forth herein and to consummate the Merger and the other transactions contemplated by this Agreement. Company shall provide Purchaser with the opportunity to participate in any meeting or substantive telephone call with any Governmental Entity in respect of any filings, investigations or other inquiry in connection with the transactions contemplated hereby.

(b) In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof (but, in any event, no more than 14 days following the date of this Agreement) and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. Each of Purchaser and Company shall cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry under the HSR Act.

(c) In furtherance and not in limitation of the foregoing, the parties agree that Purchaser shall make as promptly as practicable such filings as are required in connection with this Agreement and the transactions contemplated hereby on its behalf. Purchaser and Company agree that Purchaser shall make and control the “Form A” and other regulatory filings to be made with the domiciliary insurance regulator of each Subsidiary of Company that is an insurance company or health maintenance organization, and shall control the conduct of any hearing or hearings required in connection with such filings. Purchaser and Company shall, as promptly as practicable after receipt thereof, provide each other with copies of any written comments and advise the other party (as defined in Section 8.13(j)) of any oral comments with respect to the Form A or other regulatory filing from each applicable Governmental Entity. Purchaser shall control all other regulatory notice filings or approval requests necessary or desirable in connection with the transactions contemplated by this Agreement. Subject to applicable law relating to the sharing of information, Purchaser and Company, as the case may be, shall submit all such filings, requests and hearing testimony, witness lists and other similar materials relating to any hearing to the other for its review prior to filing and the substance of each of the foregoing shall be controlled by Purchaser.

(d) Nothing contained in this Section 5.4 or in any other provision of this Agreement shall be construed as requiring Purchaser to agree to any terms or conditions as a condition to, or in connection with, obtaining any Necessary Consents or any required approval of the BCBSA that would (i) impose any limitations on Purchaser’s ownership or operation of all or any portion of its or Company’s, or any of their respective Subsidiaries’, businesses or assets, or compel Purchaser or any of its Subsidiaries to dispose of or hold separate all or any portion of its or Company’s, or any of their respective Subsidiaries’, businesses or assets, (ii) impose any limitations on the ability of Purchaser to acquire or hold or to exercise full rights of ownership of the Company Common Stock, (iii) impose any obligations on Purchaser or any of its Subsidiaries or Company or any of its Subsidiaries in respect of or relating to Purchaser’s or any of its Subsidiaries’ or Company’s or any of its Subsidiaries’ facilities, operations, places of business, employment levels, products or businesses, (iv) require Purchaser or any of its Subsidiaries or Company or any of its Subsidiaries to make any payments or (v) impose any other obligation, restriction, limitation, qualification or other condition on Purchaser or any of its Subsidiaries or Company or any of its Subsidiaries (other than, with respect to clauses (iii), (iv) and (v), such terms or conditions as are reasonable and relate to the ordinary course of business of the Company and its Subsidiaries and that are imposed by a Governmental Entity with power and authority to grant the Necessary Consents, and which individually or in the aggregate (A) could have been imposed on the Company and its Subsidiaries as of September 27, 2005 by such Governmental Entity in the ordinary course of regulating the business of the Company and its Subsidiaries and (B) do not competitively disadvantage Purchaser or any of its Subsidiaries or Company or any of its Subsidiaries) (any such term or condition in (i) through (v) being referred to herein as a “Burdensome Term or Condition”).

5.5 No Solicitation of Transactions. Company agrees that, during the term of this Agreement, it shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ directors, officers, employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its respective Subsidiaries) not to, directly or indirectly, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal or offer with respect to any Alternative Transaction, or negotiate, explore or otherwise engage in discussions with any Person (other than Purchaser, Merger Sub or their respective directors, officers, employees, agents and representatives) with respect to any Alternative Transaction, or approve, endorse, recommend or authorize any Alternative Transaction, or enter into any agreement, arrangement or understanding with respect to any Alternative Transaction or requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement; provided that, at any time prior to the adoption of this Agreement by Company’s stockholders (and in no event after the adoption of this Agreement by Company’s stockholders), Company may furnish information to, and negotiate or otherwise engage in discussions with, any party who delivers a bona fide written proposal for an Alternative Transaction which was not solicited, initiated, encouraged or facilitated after the date of this Agreement, if and so long as the Board of Directors of Company reasonably determines in good faith by resolution duly adopted after consultation with its outside legal counsel that the failure to provide such information or engage in such negotiations or discussions would constitute a breach of such Board of Directors’ fiduciary duties under Delaware law and reasonably determines in good faith that such a proposal is, or is reasonably likely to lead to, a Superior Proposal. Company shall notify Purchaser promptly (but in any event within 24 hours) of any such inquiries, proposals or offers received by, or any such discussions or negotiations sought to be initiated or continued with, Company or any of its Subsidiaries or any of its or its Subsidiaries’ representatives, indicating the name of such Person and providing to Purchaser a summary of the material terms of such proposal or offer for an Alternative Transaction. Prior to providing any information or data to, or entering into any negotiations or discussions with, any Person, or making any such recommendation, in connection with a proposal or offer for an Alternative Transaction, Company shall receive from such Person an executed confidentiality agreement containing terms and provisions at least as restrictive as those contained in the Confidentiality Agreement (which shall not preclude discussions or negotiations relating to the proposal or offer from such Person and which shall not contain any exclusivity provision or other term that would restrict, in any manner, Company’s ability to consummate the transactions contemplated by this Agreement). Company agrees that it will keep Purchaser informed, on a prompt basis, of the status and material terms of any such proposals or offers and the status of any material developments in respect of any such discussions or negotiations and that it will deliver to Purchaser a summary of any material changes to any such proposals or offers and all nonpublic information being furnished to such Person. Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Parties conducted prior to the date of this Agreement with respect to any Alternative Transaction and will not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party and shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

5.6 Employee Benefits Matters.

(a) Continuation of Benefits. From the Effective Time until June 30, 2006, the Surviving Corporation shall provide compensation and benefits to the current and former employees of Company and its Subsidiaries (other than those current and former employees whose terms and conditions of employment are subject to a collective bargaining agreement) that are in the aggregate no less favorable than the lesser of (i) those provided to the current and former employees of Company and its Subsidiaries as of the Effective Time and (ii) those provided to Purchaser’s similarly situated employees.

(b) Pre-Existing Limitations; Service Credit. With respect to any employee benefit plan in which any employees of Company or its Subsidiaries first become eligible to participate, on or after the Effective Time (the “New Company Plans”), Purchaser shall: (A) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of Company or its Subsidiaries under any health and welfare New Company Plans in which such employees may be eligible to participate after the Effective Time, and deductibles, coinsurance or maximum out-of-pocket payments made by such employees during the applicable plan year in which such employee first participates in the applicable New Company Plan occurs shall reduce the amount of deductibles, coinsurance and maximum out-of-pocket payments under the New Company Plans; provided that, for purposes of deductibles, coinsurance and out-of-pocket payments, such employee was enrolled in comparable coverage under the Company Plans immediately prior to the effective time of coverage in the New Company Plans, and (B) recognize service of present or former employees of Company or its Subsidiaries (or otherwise credited by Company or its Subsidiaries) accrued prior to the Effective Time for purposes of eligibility to participate and vesting credit, and, solely with respect to severance pay obligations, benefit accrual, in any New Company Plan in which such employees may be eligible to participate after the Effective Time; provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service.

(c) Employee Stock Purchase Plan. Company shall take all action to the extent necessary (including amending the Company ESPP) such that the Company ESPP will terminate immediately prior to the Effective Time and all participants will automatically exercise their purchase rights immediately prior to the termination of the plan. Purchaser shall take all action to the extent necessary (including amending the Purchaser ESPP) such that the employees of Company or its Subsidiaries prior to the Effective Time who become employees of Purchaser or one of its Subsidiaries after the Effective Time shall be eligible to participate in the Purchaser ESPP no later than the beginning of the second quarterly cycle which begins after the Effective Time.

5.7 Directors’ and Officers’ Indemnification and Insurance.

(a) For six years after the Effective Time the Surviving Corporation shall, and Purchaser shall cause the Surviving Corporation to, (i) indemnify and hold harmless, and provide advancement of expenses to, the present and former directors, officers and employees of Company and its Subsidiaries (the “Indemnified Persons”), in each case to the same extent such Persons are indemnified or have the right to advancement of expenses as of the date hereof by

Company pursuant to Company’s certificate of incorporation, bylaws and indemnification agreements, if any, in existence on the date hereof with any current or former directors, officers and employees of Company and its Subsidiaries (but in any event to the fullest extent permitted by law) for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) and (ii) purchase as of the Effective Time a tail policy to the current policy of directors’ and officers’ liability insurance maintained by Company which tail policy shall be effective for a period from the Effective Time through and including the date six years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Effective Time, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy; provided, however, that in no event shall the Surviving Corporation be required to expend, for the entire tail policy, in excess of 300% of the annual premium currently paid by Company for its current policy of directors’ and officers’ liability insurance (which premiums are hereby represented and warranted by Company to be approximately $7,900,000); and, provided, further that, if the premium of such insurance coverage exceeds such amount, the Surviving Corporation after consultation with Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(b) Any Indemnified Person wishing to claim indemnification under paragraph (a) of this Section 5.7, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Purchaser and the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Person if such failure does not materially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Purchaser or the Surviving Corporation shall have the right to assume the defense thereof and neither Purchaser nor the Surviving Corporation shall be liable to such Indemnified Persons for any legal expenses of other counsel or any other expense subsequently incurred by such Indemnified Persons in connection with the defense thereof, except that if Purchaser or the Surviving Corporation elects not to assume such defense or counsel or the Indemnified Persons advise that there are issues which raise conflicts of interest between Purchaser or the Surviving Corporation and the Indemnified Persons, the Indemnified Persons may retain counsel satisfactory to them, and Purchaser shall and shall cause the Surviving Corporation to pay all reasonable fees and expenses of such counsel for the Indemnified Persons promptly as statements therefor are received; provided, however, the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Persons in any jurisdiction, (ii) the Indemnified Persons will cooperate in the defense of any such matter and (iii) neither Purchaser nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent; and provided, further, that neither Purchaser nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Person if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Person in the manner contemplated hereby is prohibited by applicable law.

(c) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Persons on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.7 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(d) The covenants contained in this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Person is entitled, whether pursuant to law, contract or otherwise.

(e) In the event that Purchaser, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Purchaser or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7.

5.8 Notification of Certain Matters. Company shall use commercially reasonable efforts to give prompt notice to Purchaser, and Purchaser shall use commercially reasonable efforts to give prompt notice to Company, to the extent that either acquires actual knowledge of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (ii) any failure of Purchaser, Merger Sub or Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

5.9 Public Announcements. Purchaser and Company shall develop a joint communications plan and each party shall (i) ensure that all press releases and other public statements and communications (including any communications that would require a filing under Rule 425, Rule 165 and Rule 166 of the Securities Act or Rule 14a-12 of the Exchange Act) with respect to this Agreement and the transactions contemplated hereby shall be consistent with such joint communications plan and (ii) unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, Company shall consult with Purchaser for a reasonable time before issuing any press release or otherwise making any public statement or communication (including any communication that would require a filing under Rule 425, Rule 165 and Rule 166 of the Securities Act or Rule 14a-12 of the Exchange Act), and Purchaser and Company shall mutually agree upon any such press release of Company or any such public statement or communication by Company, with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in the Proxy Statement in accordance with the provisions of Section 5.1, neither Purchaser nor Company shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of the other party.

5.10 Listing of Shares of Purchaser Common Stock. Prior to the Closing Date, Purchaser shall use its commercially reasonable efforts to cause the shares of Purchaser Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance.

5.11 Affiliates. Promptly after execution and delivery of this Agreement, Company shall deliver to Purchaser a letter identifying all persons who, to the best of Company’s Knowledge, may be deemed as of the date hereof “affiliates” of Company for purposes of Rule 145 under the Securities Act, and such list shall be updated as necessary to reflect changes from the date thereof until the Effective Time. Company shall use its commercially reasonable efforts to cause each person identified on such list to deliver to Purchaser, on or before the date of mailing of the Proxy Statement, a written agreement substantially in the form attached as Exhibit A hereto (an “Affiliate Agreement”).

5.12 Transition Team. Promptly following execution of this Agreement, the parties shall establish a transition planning team (the “Transition Team”) comprised of an equal number of representatives of Purchaser and Company. Subject to applicable law, the Transition Team shall be responsible for facilitating a transition and integration planning process to ensure the successful combination of the operations of Purchaser and Company. Subject to applicable law, the Transition Team shall be responsible for developing, and monitoring the development of, and deliverables due under, an action plan for the combination of the businesses.

5.13 Takeover Statutes. Company and its Board of Directors shall, if any takeover statute or similar statute or regulation of any state becomes or may become applicable to this Agreement, the Merger, the Voting Agreement or any other transactions contemplated by this Agreement or the Voting Agreement, grant such approvals and take such actions as are necessary to ensure that the Merger and the other transactions contemplated by this Agreement and the Voting Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement and the Voting Agreement.

5.14 Other Obligations. From and after the date of this Agreement until the Closing, except with Purchaser’s prior written consent, Company shall cause each of its Subsidiaries that is an insurance company or health maintenance organization to pay dividends on its outstanding capital stock at the earliest practicable time in the ordinary course of business consistent with the past practice of such Subsidiary, subject to any required approval or consent of any applicable regulatory authorities. Company agrees to use its commercially reasonable efforts to obtain any such required approval or consent.

5.15 Stockholder Litigation. The Company shall promptly advise Purchaser orally and in writing of any stockholder litigation against the Company and/or its directors relating to this Agreement, the Merger and/or the transactions contemplated by this Agreement and shall keep Purchaser fully informed regarding any such stockholder litigation. The Company shall give Purchaser the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation, shall give due consideration Purchaser’s advice with respect to such stockholder litigation and shall not settle any such litigation prior to such consultation and consideration, provided, however, that the Company further will not, without Purchaser’s prior written consent, settle any such stockholder litigation (a) for an amount greater than $2,000,000 in excess of the Company’s coverage under applicable third party insurance policies, individually, or $5,000,000 in excess of the Company’s coverage under applicable third party insurance policies in the aggregate or (b) that involves or has the effect of imposing any material remedy or restriction upon the Company or any of its Subsidiaries other than monetary damages.

5.16 Tax-Free Reorganization Treatment. Unless the Reverse Merger Election is made, the parties hereto shall use their commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code and shall not knowingly take or fail to take any action which action or failure to act would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Unless required by law or unless the Reverse Merger Election is made, each of Purchaser, Merger Sub and Company shall not file any Tax Return or take any position inconsistent with the treatment of the Merger as a reorganization described in Section 368(a) of the Code. Unless the Reverse Merger Election is made, prior to the Effective Time, the parties shall use their commercially reasonable efforts to obtain the opinions of their respective tax counsel in such form and upon such matters as described in Section 6.2(h) and Section 6.3(c).

5.17 Management Responsibilities; Headquarters. At the Effective Time, the President and Chief Executive Officer of Company shall be named the President of the Northeast Region of Purchaser with the responsibility for Purchaser’s health benefits operations in the Northeast Region and shall be based in New York, New York and shall report directly to the President and Chief Executive Officer of Purchaser. Following the Effective Time, the headquarters and the principal executive offices of the Northeast Region of Purchaser shall be in New York, New York.

5.18 Representation on Purchaser Board. Immediately after the Effective Time, Purchaser shall appoint one of Company’s current directors (who must be “independent” under the rules of the NYSE and the SEC with respect to Company and Purchaser) to the Board of Directors of Purchaser. Such director shall be appointed to the Board of Directors of Purchaser as a Class II director such that such director’s term of office will expire at the annual meeting of stockholders of Purchaser in 2007. It is the current intention of the parties that such director shall be nominated for election upon the expiration of his or her term of office.

5.19 Contracts with City of New York. As promptly as practicable after the date of this Agreement, Company (a) shall develop a written plan, in consultation with Purchaser and with terms reasonably acceptable to Purchaser, with respect to the extension, renewal and/or modification of (i) the Agreement, dated as of May 1, 2000, between the City of New York and Empire Blue Cross and Blue Shield, as amended and modified to date, and (ii) the Financial and Service Agreement for the City of New York, between the City of New York and Empire Blue Cross Blue Shield, dated June 30, 1995, as amended and modified to date, to administer hospital benefits to City of New York employees, which are due to expire on, and with respect to which rates have been agreed upon through, June 30, 2006 and (b) shall use its best efforts to cause the outstanding request for proposal in connection with a new contract with the City of New York to administer hospital benefits to City of New York employees to be awarded to Company for a period of three years and otherwise on terms reasonably acceptable to Purchaser on or prior to the Closing Date.

5.20 Transfer Taxes. Each of Purchaser, Merger Sub, Company and the stockholders of Company shall pay any sales, use, ad valorem, property, transfer (including real property transfer) and similar Taxes imposed on such Person as a result of or in connection with the Merger and the other transactions contemplated hereby; provided, however, that Company shall be liable for any such Tax that is imposed on its stockholders in respect of assets that are owned directly or indirectly by Company.

ARTICLE VI

CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Purchaser, Merger Sub and Company to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) No Injunctions or Restraints, Illegality. (i) No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or any of the other transactions contemplated in this Agreement and (ii) no Governmental Entity shall have instituted any action or proceeding (which remains pending at what would otherwise be the Closing Date) before any United States court or other Governmental Entity of competent jurisdiction seeking to enjoin, restrain or otherwise prohibit consummation of the transactions contemplated by this Agreement.

(b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c) NYSE Listing. The shares of Purchaser Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(d) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Company Stockholder Approval. This Agreement shall have been adopted by the Required Company Vote at the Company Stockholders Meeting.

6.2 Additional Conditions to Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to effect the Merger are subject to the satisfaction or waiver by Purchaser, on or prior to the Closing Date, of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Company set forth in the penultimate sentence of Section 3.2(a)(i), Section 3.2(b),

Section 3.2(c)(i), Section 3.2(c)(ii)(A), Section 3.2(d), Section 3.2(f) and Section 3.2(g) of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date); (ii) the representations and warranties of Company set forth in Section 3.2(j)(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; and (iii) the representations and warranties of Company (other than those set forth in clause (i) and clause (ii) above) (in each case, read without any materiality, material or Material Adverse Effect qualifications) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date), other than such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. Purchaser shall have received a certificate of the chief executive officer and the chief financial officer of Company to such effect.

(b) Performance of Obligations of Company. Company shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date. Purchaser shall have received a certificate of the chief executive officer and the chief financial officer of Company to such effect.

(c) Required Governmental Consents. The Necessary Consents shall have been obtained and shall be in full force and effect, and the Necessary Consents and any required approval of the BCBSA referred to in Section 6.2(d) below shall not, individually or in the aggregate, impose any Burdensome Term or Condition.

(d) BCBSA. Any required approval of the BCBSA shall have been obtained, so that the right of Company’s Subsidiaries to use the Blue Cross and Blue Shield name in Company’s Subsidiaries’ licensed service areas shall remain in full force and effect after the Merger, and any such required approval of the BCBSA and the Necessary Consents referred to in Section 6.2(c) above shall not, individually or in the aggregate, impose any Burdensome Term or Condition.

(e) No Proceedings. There shall not be pending or threatened any suit, litigation, action or other proceeding relating to the transactions contemplated by this Agreement.

(f) No Material Adverse Change. At any time on or after the date of this Agreement there shall not have occurred any change, circumstance or event that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Company.

(g) Termination of Certain Agreement. The Registration Rights Agreement, dated November 7, 2002, by and among Company, the Fund and The New York Charitable Asset Foundation shall have been terminated in accordance with its terms, shall be of no further force and effect, and neither Purchaser nor any of its Subsidiaries (including the Surviving Corporation after the Effective Time) shall have any further obligations in connection with such agreement.

(h) Tax Opinion. Unless the Reverse Merger Election is made, Purchaser shall have received from White & Case LLP, counsel to Purchaser, on or before the date the Form S-4 shall become effective and, subsequently, on the Closing Date, a written opinion dated as of such dates, based on customary representations of Purchaser and Company, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) Purchaser and Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

(i) State PBM Contract. A contract related to insuring and administrating a prescription drug program in the State of New York shall have been executed by Company and/or its applicable Subsidiary on terms consistent in all material respects with the terms previously disclosed by Company to Purchaser, or such other terms as are reasonably acceptable to Purchaser, and such contract shall be in full force and effect.

6.3 Additional Conditions to Obligations of Company. The obligations of Company to effect the Merger are subject to the satisfaction or waiver by Company, on or prior to the Closing Date, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 3.1(a), Section 3.1(b), Section 3.1(f) and Section 3.1(h) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of Purchaser and Merger Sub (other than those set forth in clause (i) above) (in each case, read without any materiality, material or Material Adverse Effect qualifications) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date), other than such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser. Company shall have received a certificate of the chief executive officer and the chief financial officer of Purchaser to such effect.

(b) Performance of Obligations of Purchaser and Merger Sub. Purchaser and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by them under this Agreement at or prior to the Closing Date. Company shall have received a certificate of the chief executive officer and the chief financial officer of Purchaser to such effect.

(c) Tax Opinion. Unless the Reverse Merger Election is made, Company shall have received from Gibson, Dunn & Crutcher LLP, counsel to Company, on or before the date the Form S-4 shall become effective and, subsequently, on the Closing Date, a written opinion dated as of such dates, based on customary representations of Purchaser and Company, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) Purchaser and Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

(d) BCBSA. Any required approval of the BCBSA shall have been obtained, so that the right of Company’s Subsidiaries to use the Blue Cross and Blue Shield name in Company’s Subsidiaries’ licensed service areas shall remain in full force and effect after the Merger.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the approval by the stockholders of Company referred to in Section 6.1(e):

(a) By mutual written consent of Purchaser, Merger Sub and Company;

(b) By Purchaser or Company, if the Merger shall not have been consummated on or before February 14, 2006; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if such party’s action or failure to act has been the principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(c) By Purchaser, if (i) the Board of Directors of Company shall fail to make the Company Recommendation referred to in Section 5.1(b) or shall fail to include in the Proxy Statement the Company Recommendation or shall effect a Change in Company Recommendation or (ii) the Board of Directors of Company authorizes, endorses, approves or recommends to Company’s stockholders, or otherwise authorizes, endorses, approves or publicly recommends, an Alternative Transaction;

(d) By either Purchaser or Company, if the required approval of the stockholders of Company of the adoption of this Agreement shall not have been obtained by reason of the failure to obtain the Required Company Vote at the Company Stockholders Meeting or at any adjournment or postponement thereof;

(e) By either Purchaser or Company, if any court or other governmental body of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

(f) By Company, if (i) prior to the Closing Date there shall have been a breach of any representation, warranty, covenant or agreement on the part of Purchaser or Merger Sub contained in this Agreement or any representation or warranty of Purchaser or Merger Sub shall have become untrue after the date of this Agreement, which breach or untrue representation or warranty (A) would, individually or in the aggregate with all other such breaches and untrue representations and warranties, give rise to the failure of a condition set forth in Sections 6.3(a) or 6.3(b) and (B) is incapable of being cured prior to the Closing Date by Purchaser or is not cured within 30 days of notice of such breach, or (ii) any of the conditions set forth in Section 6.1 (other than 6.1(e)) shall have become incapable of fulfillment;

(g) By Purchaser, if (i) prior to the Closing Date there shall have been a breach of any representation, warranty, covenant or agreement on the part of Company contained in this Agreement or any representation or warranty of Company shall have become untrue after the date of this Agreement, which breach or untrue representation or warranty (A) would, individually or in the aggregate with all other such breaches and untrue representations and warranties, give rise to the failure of a condition set forth in Sections 6.2(a) or 6.2(b) and (B) is incapable of being cured prior to the Closing Date by Company or is not cured within 30 days of notice of such breach or (ii) any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment; and

(h) By Purchaser, if the Necessary Consents and any required approval of the BCBSA referred to in Section 6.2(d) above, individually or in the aggregate contain any Burdensome Terms or Conditions.

7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, the obligations of the parties under this Agreement shall terminate and there shall be no liability on the part of any party hereto, except for the obligations in the confidentiality provisions of Section 5.3, and all of the provisions of this Section 7.2, Section 7.3 and Section 8.1; provided, however, that no party hereto shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

7.3 Fees and Expenses

(a) If this Agreement is terminated pursuant to:

(i) Section 7.1(c);

(ii) Section 7.1(b) and (x) a vote of the stockholders of Company contemplated by this Agreement at the Company Stockholders Meeting to obtain the Required Company Vote has not occurred and (y) a proposal with respect to an Alternative Transaction shall have been publicly announced or otherwise communicated or made known to the senior management or Board of Directors of Company (or any Third Party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Alternative Transaction) at any time after the date of this Agreement and prior to the date of termination of this Agreement;

(iii) Section 7.1(d), and a proposal with respect to an Alternative Transaction shall have been publicly announced or otherwise communicated or made known to the senior management or Board of Directors of Company (or any Third Party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Alternative Transaction) at any time after the date of this Agreement and prior to the date of the Company Stockholders Meeting; or

(iv) Section 7.1(g)(i), based on a material breach by Company of Section 5.1(b), Section 5.1(c) or Section 5.5;

then, (x) in the case of a termination contemplated by Section 7.3(a)(i), Company shall pay to Purchaser within one Business Day following termination of this Agreement, a fee, by wire transfer in immediately available funds to an account specified by Purchaser, in the amount of $230,000,000 and (y) in the case of a termination contemplated by Section 7.3(a)(ii), Section 7.3(a)(iii) or Section 7.3(a)(iv), if, in each case, Company, within twelve (12) months after such termination either consummates an Alternative Transaction or enters into a definitive agreement with respect to an Alternative Transaction, Company shall pay to Purchaser a fee, by wire transfer in immediately available funds to an account specified by Purchaser, in the amount of $230,000,000 simultaneously with such consummation or entering into such definitive agreement, as the case may be.

(b) Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby, except that each of Purchaser and Company shall bear and pay one-half of the costs and expenses incurred in connection with (i) the filing, printing and mailing of the Form S-4 and the Proxy Statement and (ii) the preparation and filing of any materials in connection with the HSR Act.

(c) Each of Purchaser and Company agrees that the provisions contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, that the damages resulting from the termination of this Agreement as set forth in Section 7.3(a) of this Agreement are uncertain and incapable of accurate calculation and that the amounts payable by Company pursuant to Section 7.3(a) hereof are reasonable forecasts of the actual damages which may be incurred by Purchaser under such circumstances. The amounts payable pursuant to Section 7.3(a) hereof constitute liquidated damages and not a penalty and shall be the sole monetary remedy in the event of termination of this Agreement on the bases specified in such Section, except for willful breaches as provided in the proviso in Section 7.2. If Company fails to pay to Purchaser any amounts due under Section 7.3(a) in accordance with the terms hereof, Company shall pay the costs and expenses (including reasonable legal fees and expenses) of Purchaser in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

(d) Any amounts not paid when due pursuant to this Section 7.3 shall bear interest from the date such payment is due until the date paid at a rate equal to five percent.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time or the termination of this Agreement, as the case may be, except (a) for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time (including the terms of this Article VIII) and (b) for the confidentiality provisions of Section 5.3 and all of the provisions of Section 7.2, Section 7.3 and this Section 8.1 which shall survive termination.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy upon confirmation of receipt; (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service; or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Purchaser or Merger Sub, to

WellPoint, Inc.

120 Monument Circle

Indianapolis, IN 46204

Attention: Angela Braly, Esq.

                 Michael C. Wyatt, Esq.

with a copy to

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

Attention: Daniel G. Dufner, Esq.

                 John M. Reiss, Esq.

(b) if to Company, to

WellChoice, Inc.

11 West 42nd Street

New York, NY 10036

Attention: Linda V. Tiano, Esq.

                 Seth I. Truwit, Esq.

with a copy to

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

Attention: Dennis J. Friedman, Esq.

                 Barbara L. Becker, Esq.

8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The parties have participated jointly in the negotiating and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

8.5 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement, including the schedules hereto, and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that Section 5.7 may be enforced against the Surviving Corporation by the Persons identified or described therein.

8.6 Governing Law; Waiver of Jury Trial.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the internal laws of the State of New York, applicable to contracts executed in and to be performed entirely within the State of New York, except that the provisions of the DGCL shall govern the Merger.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

8.7 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.8 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption of this Agreement by the stockholders of Company, but, after any such adoption, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.9 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.11 Submission to Jurisdiction; Waivers.

(a) Each of Company, Purchaser and Merger Sub hereby irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or assigns shall be brought and determined exclusively in any federal or state court of competent jurisdiction located in the Borough of Manhattan in the State of New York and each party hereto irrevocably consents to the jurisdiction and venue in the United States District Court for the Southern District of New York and in the courts hearing appeals therefrom. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with Section 8.2 and Section 8.11(b) hereof, that its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered airmail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgement of receipt of such registered mail. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other party in any other jurisdiction in which the other party in any other jurisdiction in which the other party may be subject to suit.

(b) Each of Company, Purchaser and Merger Sub hereby agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof.

8.12 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

8.13 Definitions. As used in this Agreement:

(a) “Alternative Transaction” means any of the following events: (i) any tender or exchange offer, merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Company or any of its Subsidiaries (any of the above, a “Business Combination Transaction”), with any Person other than Purchaser, Merger Sub or any affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) thereof (a “Third Party”) or (ii) the acquisition by a Third Party of 10% or more of the outstanding shares of Company Common Stock, or of 10% or more of the assets or operations of Company and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions.

(b) “BCBSA” means the Blue Cross Blue Shield Association.

(c) “BCBSA License Agreements” means each and all of the Agreements listed on Section 8.13(c) of the Company Disclosure Schedule.

(d) “Board of Directors” means the Board of Directors of any specified Person and any committees thereof.

(e) “Business Day” means any day on which banks are not required or authorized to close in the City of New York.

(f) “good standing” means, when used with respect to the status of any entity domiciled or doing business in a particular state, that such entity has filed its most recent required annual report and (i) if a domestic entity, has not filed articles of dissolution, and (ii) if a foreign entity, has not applied for a certificate of withdrawal and is not the subject of a proceeding to revoke its certificate of authority.

(g) “Knowledge” means, (i) with respect to Purchaser, the knowledge, within the scope of his or her responsibility after reasonable inquiry of those employees known to such persons to have specialized knowledge of the subject matter of the representation and warranty, of Larry C. Glasscock, David Colby, Angela Braly and Michael C. Wyatt, and (ii) with respect to Company, the knowledge, within the scope of his or her responsibility after reasonable inquiry of those employees known to such persons to have specialized knowledge of the subject matter of the representation and warranty, of Dr. Michael A. Stocker, Gloria M. McCarthy, John W. Remshard, Linda V. Tiano, Jason Gorevic and Seth I. Truwit.

(h) “Liens” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), other charge or security interest; or any preference, priority or other agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, or any capital lease having substantially the same economic effect as any of the foregoing).

(i) “Material Adverse Effect” means, with respect to Purchaser or Company, as the case may be, any effect that is materially adverse to the business, assets, operations or condition (financial or otherwise) of Purchaser and its Subsidiaries, taken as a whole, or Company and its Subsidiaries, taken as a whole, respectively, other than any effect relating to (A) the United States or global economy or securities markets in general; (B) the announcement of this Agreement or the transactions contemplated hereby; (C) changes in applicable law or regulations or in GAAP or regulatory accounting principles after the date hereof; or (D) general changes in the health benefits business after the date hereof, provided that, with respect to each of clauses (A), (C) and (D), such effect is not more adverse with respect to Company and its Subsidiaries, taken as a whole, or Purchaser and its Subsidiaries, taken as a whole, as the case may be, than the effect on comparable health benefits businesses generally.

(j) “the other party” means, with respect to Company, Purchaser and means, with respect to Purchaser, Company.

(k) “Permitted Liens” means (i) any liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings; (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens; (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation; and (iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto.

(l) “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(m) “SEC” means the Securities and Exchange Commission.

(n) “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries. Subsidiaries shall have a correlative meaning.

(o) “Superior Proposal” means a bona fide written proposal made by a Third Party (i) which is for a Business Combination Transaction involving, or any purchase or acquisition of, (A) more than 50% of the voting power of Company’s capital stock or (B) all or substantially all of the consolidated assets or operations of Company and its Subsidiaries and (ii) which is otherwise on terms which Company’s Board of Directors reasonably determines in good faith after consultation with its outside legal counsel and financial advisors (A) would result in a transaction that, if consummated, is more favorable to Company’s stockholders from a financial point of view than the Merger or, if applicable, any proposal by Purchaser to amend the terms of this Agreement taking into account all the terms and conditions of such proposal and this Agreement and (B) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

(p) “Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) means all federal, state, local and foreign income, profits, premium, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, estimated, capital gains, alternative minimum and other taxes, duties or governmental levies of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts or filing requirements and any interest in respect of such penalties and additions and shall include any liability in respect of taxes (whether by contract, as a transferee or successor or otherwise) and any liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary or similar group.

(q) “Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns, claims for refund, and amended returns) relating to Taxes.

IN WITNESS WHEREOF, Purchaser, Merger Sub and Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

WELLPOINT, INC.

By:	/s/ Larry C. Glasscock
Name:	Larry C. Glasscock
Title:	President and Chief Executive Officer

WELLPOINT HOLDING CORP.

By:	/s/ David C. Colby
Name:	David C. Colby
Title:	President

WELLCHOICE, INC.

By:	/s/ Michael A. Stocker MD
Name:	Michael A. Stocker, MD
Title:	Chief Executive Officer

[Agreement and Plan of Merger]

APPENDIX B

VOTING AGREEMENT

dated as of

September 27, 2005

among

WELLPOINT, INC.

and

THE NEW YORK PUBLIC ASSET FUND

VOTING AGREEMENT

VOTING AGREEMENT, dated as of September 27, 2005 (this “Agreement”), by and between WellPoint, Inc., an Indiana corporation (“Purchaser”), and The New York Public Asset Fund, the “public asset fund” established by Chapter One of the New York Laws of 2002, and specifically §4301(j) and §7317 of the New York Insurance Law (“Stockholder”), a stockholder of WellChoice, Inc., a Delaware corporation (“Company”).

WITNESSETH:

WHEREAS, concurrently with the execution of this Agreement, Purchaser, WellPoint Holding Corp. (“Merger Sub”) and Company are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Company will be merged with and into Merger Sub, Merger Sub will be the surviving corporation in the merger and will be a wholly owned subsidiary of Purchaser, all upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), unless a Reverse Merger Election is made by Purchaser in accordance with the Merger Agreement, in which case Merger Sub will be merged with and into Company, Company will be the surviving corporation in the Merger and will be a wholly owned subsidiary of Purchaser. Unless otherwise indicated, capitalized terms not defined herein have the meanings given to them in the Merger Agreement;

WHEREAS, Stockholder is a stockholder of Company and, with respect to the Merger, has the power to vote or direct the voting of (a) 52,001,903 shares of the common stock, $0.01 par value, of Company owned of record and beneficially by Stockholder and (b) 1 share of the Class B common stock, $0.01 par value, of Company owned of record and beneficially by Stockholder, which represent all of the shares of common stock of Company owned by it (collectively, the “Shares” and, together with any additional securities of Company described in Section 1.2, being referred to herein as the “Subject Shares”);

WHEREAS, prior to the date hereof, the Board of Directors of Company has approved this Agreement and the transactions contemplated hereby for purposes of Section 203 of the Delaware General Corporation Law; and

WHEREAS, as a material inducement to enter into the Merger Agreement and to consummate the Merger, Purchaser desires Stockholder to agree, and Stockholder is willing to agree (i) subject to the terms of this Agreement, including, without limitation, Section 6 of this Agreement, to Vote (as defined in Section 1.1(b) below) or cause to be Voted the Subject Shares so as to facilitate the consummation of the Merger and (ii) to comply in all respects with all of the terms of this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties agree as follows:

1.	Voting of Subject Shares.

Section 1.1 Voting Agreement. (a) At every meeting of the stockholders of Company called with respect to any of the following, and at every adjournment or postponement thereof,

and on every action or approval by written consent of the stockholders of Company with respect to any of the following, Stockholder shall Vote or cause to be Voted the Subject Shares in favor of adoption and approval of the Merger Agreement and the terms thereof, the Merger and each of the other transactions contemplated thereby and any other action reasonably requested by Purchaser in furtherance thereof. Furthermore, Stockholder shall not enter into any agreement, arrangement or understanding with any Person to Vote or give instructions inconsistent with this Section 1.1(a), and shall not take any other action that would, or would reasonably be expected to, in any manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

(b) In addition to the foregoing, at any meeting of Company stockholders or at any adjournment or postponement thereof or in any other circumstances upon which their Vote, consent or other approval is sought, Stockholder shall Vote (or cause to be Voted) all of the Subject Shares against (i) the approval of any Alternative Transaction or the adoption of any agreement relating to any Alternative Transaction or (ii) any amendment of Company’s Certificate of Incorporation or Bylaws or any other action, agreement, proposal or transaction involving Company or any of its Subsidiaries which amendment or other action, agreement, proposal or transaction would, or would reasonably be expected to, result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company contained in the Merger Agreement or of Stockholder contained in this Agreement or would, or would reasonably be expected to, in any manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing. For purposes of this Agreement, “Vote” shall mean voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action (including, without limitation, consenting in accordance with Section 228 of the DGCL) or taking other action in favor of or against any action; “Voting” and “Voted” shall have correlative meanings. Any such Vote shall be cast or consent shall be given for purposes of this Section 1 in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording in accordance herewith the results of such Vote or consent.

Section 1.2 Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, recapitalization, reclassification, subdivision, combination or exchange of shares on, of or affecting the Subject Shares, or (b) that Stockholder shall have become the beneficial owner of any additional shares of common stock or other securities of Company, then all shares of common stock or other securities of Company held by Stockholder immediately following the effectiveness of the events described in clause (a) or Stockholder becoming the beneficial owner of the shares or other securities as described in clause (b), shall in each case become Subject Shares hereunder.

Section 1.3 Stockholder Capacity. Stockholder is entering into this Agreement only in its capacity as the “public asset fund” established by Chapter One of the New York Laws of 2002, and specifically §4301(j) and §7317 of the New York Insurance Law and the record and beneficial owner of the Subject Shares, and nothing herein shall prevent any representative of Stockholder from discharging his or her fiduciary duties as a member of the Board of Directors of Company.

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Section 1.4 Waiver of Appraisal Rights. Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, dissenters’ rights or similar rights that Stockholder may have in connection with the Merger.

2.	Transfer Restrictions and Obligations

Section 2.1 Lock-Up. After the execution of this Agreement until the Expiration Date, Stockholder will not:

(a)	sell, transfer, exchange, pledge, assign, hypothecate, encumber, tender or otherwise dispose of (collectively, a “Transfer”), or enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with Company or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of, directly or indirectly, any of the Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares, any other capital stock of Company or any interest in any of the foregoing with any Person, or join in any registration statement under the Securities Act with respect to any of the foregoing;

(b)	enter into swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Subject Shares; or

(c)	create or permit to exist any liens, claims, options, charges or other encumbrances on or otherwise affecting any of the Subject Shares.

Section 2.2 Other Obligations. From and after the date of this Agreement, Stockholder agrees (a) not to, and to cause any investment banker, attorney or other advisor or representative of Stockholder not to, directly or indirectly, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal or offer with respect to any Alternative Transaction, or negotiate, explore or otherwise engage in discussions with any Person with respect to any Alternative Transaction, or approve, endorse or recommend any Alternative Transaction, or enter into any agreement, arrangement or understanding with respect to any Alternative Transaction and (b) not to take any action which would make any representation or warranty of Stockholder herein untrue or incorrect. Stockholder shall notify Purchaser promptly (but in any event within 24 hours) of any such inquiries, proposals or offers received by, or any such discussions or negotiations sought to be initiated or continued with, Stockholder or any of its representatives, indicating the name of such Person and providing to Purchaser a summary of the material terms of such proposal or offer for an Alternative Transaction.

Section 2.3 Voting Trust and Divestiture Agreement. Immediately following the closing of the Merger, Purchaser and Stockholder shall jointly notify, in writing, the trustee under the Voting Trust and Divestiture Agreement, dated as of November 7, 2002, by and among

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Company, Stockholder and The Bank of New York, as trustee (the “2002 Voting Trust Agreement”), that Stockholder Beneficially Owns (as defined in the 2002 Voting Trust Agreement) less than five percent (5%) of the issued and outstanding shares of each class of Capital Stock (as defined in the 2002 Voting Trust Agreement) of Company and Purchaser, which will have the effect of terminating the 2002 Voting Trust Agreement.

3.	Representations and Warranties of Stockholder.

Section 3.1 Ownership of Subject Shares. Stockholder represents and warrants that Stockholder (a) is the record and beneficial owner of and has the sole right to Vote or direct the Voting of the Subject Shares with respect to the adoption and approval of the Merger Agreement and the terms thereof, which Subject Shares are free and clear of any liens, claims, options, charges or other encumbrances and (b) does not own, either beneficially or of record, any shares of capital stock of Company other than the Subject Shares.

Section 3.2 No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not: (a) result in or constitute a Violation of any obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Stockholder or by which Stockholder or any of Stockholder’s properties is bound or affected; or (b) result in or constitute a Violation of, or result in the creation of an encumbrance on or otherwise affecting any of the Subject Shares pursuant to, any contract to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties is bound or affected. The execution and delivery of this Agreement by Stockholder do not, and the performance of its obligations under this Agreement by Stockholder will not, require any consent of any Person or any Governmental Entity.

Section 3.3 Enforceability. Stockholder has all requisite power and capacity to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Stockholder of this Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by Stockholder and no other actions or proceedings on the part of Stockholder are necessary to authorize the executions and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes the legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 3.4 Consent and Waiver. No consents or waivers are required for the consummation of the Merger under the terms of (a) any agreements between Stockholder (or any of its affiliates) and Company (or any of its Subsidiaries) or (b) other rights that Stockholder (or any of its affiliates) may have. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or expiry of any related waiting period is required by or with respect to Stockholder in connection with (i) the execution and delivery of this Agreement by Stockholder, (ii) the execution and delivery of the Merger Agreement by Company or (iii) the consummation of the Merger and the other transactions contemplated hereby and thereby.

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Section 3.5 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Stockholder, threatened against Stockholder before or by any Governmental Entity that could reasonably be expected to impair the ability of Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.6 No Prior Agreements. Stockholder represents and warrants that no agreement, arrangement or understanding by and between Stockholder and Purchaser with respect to the subject matter contained herein existed prior to the approval of this Agreement by the Board of Directors of Company.

Section 3.7 Continuous Warranty. The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

4. Representations and Warranties of Purchaser. Purchaser has all requisite power and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement by Stockholder, constitutes the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

5. Covenants of Stockholder. Stockholder hereby covenants and agrees to cooperate fully with Purchaser and to execute and deliver any additional documents necessary or desirable and to take such further actions, in the reasonable opinion of Purchaser, necessary or desirable to carry out the intent of this Agreement. Stockholder further covenants and agrees that prior to the termination of the Merger Agreement in accordance with its terms, it will not exercise any of its rights or privileges pursuant to the Registration Rights Agreement, dated November 7, 2002, by and among Company, Stockholder and The New York Charitable Asset Foundation (the “Registration Rights Agreement”).

6. Termination. This Agreement shall terminate upon and shall have no further force or effect after the earliest to occur of (a) the Effective Time and (b) the date three (3) months following the date on which the Board of Directors of Company effects a Change in Company Recommendation pursuant to and in accordance with Section 5.1(b) of the Merger Agreement (such earliest to occur shall be the “Expiration Date”); provided, however, that (i) the provisions contained in Section 1.1(a) shall terminate upon the Board of Directors of Company effecting a Change in Company Recommendation pursuant to and in accordance with Section 5.1(b) of the Merger Agreement and (ii) notwithstanding Section 2.1, Stockholder shall, upon termination of the Merger Agreement in accordance with its terms, be permitted to Transfer the Subject Shares pursuant to an effective registration statement by exercising its rights under the Registration Rights Agreement or pursuant to open market transactions that comply with the requirements of Rule 144 of the Securities Act.

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7.	Miscellaneous.

Section 7.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses.

Section 7.2 Amendments and Modification. This Agreement may not be amended, modified, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 7.3 Survival of Representations and Warranties. The representations and warranties in this Agreement shall survive the Expiration Date and the termination of this Agreement shall not relieve any party from any liability for any breach of this Agreement.

Section 7.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy upon confirmation of receipt; (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service; or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Purchaser, to:

WellPoint, Inc.

120 Monument Circle

Indianapolis, IN 46204

Attn: Michael C. Wyatt, Esq.

Fax No.: (317) 488-6616

with a copy (which shall not constitute notice) to:

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

Attn: Daniel G. Dufner, Esq.

          John M. Reiss, Esq.

Fax No.: (212) 354-8113

And

if to Stockholder, to:

The New York Public Asset Fund

c/o Mallory Factor Inc.

555 Madison Avenue – 29th Floor

New York, NY 10022

Attn: Mallory Factor

Fax No.: (212) 350-0001

6

with a copy (which shall not constitute notice) to:

Sidley Austin Brown & Wood LLP

787 Seventh Avenue

New York, NY 10019

Attn: Joseph McLaughlin

Fax No: (212) 839-5599

Section 7.5 Counterparts. This Agreement may be executed in one or more counterparts (whether delivered by facsimile or otherwise), each of which shall be considered one and the same agreement.

Section 7.6 Entire Agreement. This Agreement and the documents and the instruments referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof. The parties acknowledge and agree that there were no prior agreements, arrangements or understandings, either written or oral, among the parties with respect to the subject matter hereof.

Section 7.7 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

Section 7.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties (a) consents to submit itself to the personal jurisdiction of any court of the State of Delaware or the United States District Court for the District of Delaware in the event any dispute arises out of this Agreement or any of the Transactions and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

7

PURCHASER AND STOCKHOLDER EACH IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT THEY MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.10 Extension, Waiver. At any time prior to the Expiration Date, the parties to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 7.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Shares are transferred prior to the termination of the Merger Agreement in accordance with its terms.

Section 7.12 Legal Counsel. Stockholder acknowledges that it has been advised to, and has had the opportunity to, consult with its attorney prior to entering into this Agreement. Stockholder acknowledges that attorneys for Company represent Company and do not represent any of the stockholders of Company in connection with the Merger Agreement, this Agreement or any of the transactions contemplated hereby or thereby.

Section 7.13 Agreement Negotiated. The form of this Agreement has been negotiated by or on behalf of Purchaser and Stockholder, each of which was represented by attorneys who have carefully negotiated the provisions hereof. No law or rule relating to the construction or interpretation of contracts against the drafter of any particular clause should be applied with respect to this Agreement.

Section 7.14 Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

Section 7.15 Cooperation. If any notices, approvals or filings are required with any Governmental Entity in order to allow the parties hereto to effectively carry out the transactions contemplated by this Agreement, Stockholder and Purchaser shall cooperate in making such notices or filings or in obtaining such approvals.

8

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

WELLPOINT, INC.

By:	/s/ Larry C. Glasscock
Name:	Larry C. Glasscock
Title:	President and Chief Executive Officer

THE NEW YORK PUBLIC ASSET FUND

By:	/s/ Mallory Factor
Name:	Mallory Factor
Title:	Chair

9

APPENDIX C

OPINION OF LAZARD FRÈRES & CO. LLC

September 27, 2005

The Board of Directors

WellChoice, Inc.

11 West 42nd Street

New York, New York

Dear Members of the Board:

We understand that WellChoice, Inc., a Delaware corporation (“WellChoice”), WellPoint, Inc., an Indiana corporation (“WellPoint”), and WellPoint Holding Corp., a newly formed Delaware corporation and a wholly owned direct subsidiary of WellPoint (“Merger Sub”), propose to enter into an Agreement and Plan of Merger dated September 27, 2005 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of WellChoice with and into Merger Sub, with Merger Sub as the surviving corporation (subject to the Reverse Merger Election (as defined in the Merger Agreement)). Pursuant to the Merger, each outstanding share of common stock, par value $0.01 per share, of WellChoice (“Common Stock”), and the share of Class B common stock, par value $0.01, of WellChoice (“Class B Common Stock” and together with the Common Stock, “WellChoice Common Stock”), other than (i) shares held in treasury by WellChoice, (ii) shares owned by WellPoint or Merger Sub, (iii) Dissenting Shares (as defined in the Merger Agreement) and (iv) shares held by any Subsidiary of WellPoint ((i), (ii), (iii) and (iv), collectively, the “Excluded Shares”), will be converted into the right to receive (a) $38.25 cash, without interest, and (b) 0.5191 shares of common stock, par value $0.01 per share, of WellPoint (“WellPoint Common Stock”) ((a) and (b) together, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the draft Merger Agreement.

You have requested our opinion as to the fairness as of the date hereof, from a financial point of view, to the holders of shares of WellChoice Common Stock (other than the holders of Excluded Shares and the holder of the Class B Common Stock) of the Merger Consideration pursuant to the draft Merger Agreement. In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Merger Agreement;

(ii)	Analyzed certain publicly available financial statements and historical business information relating to WellChoice and WellPoint, respectively;

(iii)	Reviewed various internal financial forecasts and other data prepared by the management of WellChoice with respect to the businesses and prospects of WellChoice and the strategic objectives of WellChoice, and reviewed various publicly available financial analyst forecasts with respect to the business and prospects of each of WellChoice and WellPoint;

(iv)	Held discussions with members of the senior managements of WellChoice and WellPoint with respect to the businesses and prospects of WellChoice and WellPoint, respectively, the strategic objectives of each, and the benefits that might be realized following the Merger;

(v)	Reviewed public information with respect to certain other companies in lines of businesses that we believe to be generally comparable to the businesses of WellChoice and WellPoint;

(vi)	Reviewed the financial terms, to the extent publicly available, of certain business combinations involving companies in lines of businesses that we believe to be generally comparable to those of WellChoice and WellPoint;

(vii)	Reviewed the historical stock prices and trading volumes of WellChoice Common Stock and WellPoint Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have relied upon the accuracy and completeness of the foregoing information. and have not assumed any responsibility for and have not conducted any independent verification of such information. In addition, we have not conducted any independent valuation or appraisal of the assets or liabilities of WellChoice or WellPoint or any of their respective subsidiaries, or concerning the solvency or fair value of any of the foregoing entities, and we have not been furnished with any such valuation or appraisal. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of WellChoice as to the future financial performance of WellChoice. As you know, although we have requested internal financial forecasts from WellPoint, they have not been provided to us. WellPoint has, however, indicated that financial analyst forecasts are a reasonable basis upon which to evaluate the business and financial prospects of WellPoint, and, with your permission, we have used such forecasts for purposes of our analyses and this opinion. We assume no responsibility for and express no view as to any such forecasts and projections or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the draft Merger Agreement, including, among other things, that (i) the Merger Agreement will constitute a plan of reorganization within the meaning of Sections 354 and 361 of the Internal Revenue Code of 1986, as amended, and (ii) the Merger will be consummated without any waiver of any material terms or conditions. In addition, we have assumed that obtaining the necessary regulatory and third-party approvals for the Merger will not have an adverse effect on WellChoice, WellPoint or the combined company or the contemplated benefits of the consummation of the Merger.

We do not express any opinion as to the price at which shares of WellChoice Common Stock or shares of WellPoint Common Stock may trade subsequent to the announcement of the Merger or as to the price at which shares of WellPoint Common Stock may trade subsequent to the consummation of the Merger. In addition, our opinion does not address any tax or other consequences that might result from the Merger, nor does it address any legal, tax, regulatory or accounting matters, as to which we understand that WellChoice has obtained such advice as it deemed necessary from qualified professionals.

Lazard Frères & Co. LLC (“Lazard”) is acting as investment banker to WellChoice in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In addition, in the ordinary course of our respective businesses, Lazard, Lazard Capital Markets LLC (an entity owned in large part by managing partners of Lazard) and/or their affiliates may actively trade securities of WellChoice and WellPoint for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of WellChoice, and our opinion is rendered to WellChoice’s Board of Directors in connection with its consideration of the Merger. Our opinion does not address the merits of the underlying decision by WellChoice to engage in the Merger or the relative merits of the Merger as compared to other business strategies that might be available to WellChoice. In that regard, we were not authorized to, and did not, solicit third-party indications of interest in acquiring all or a part of WellChoice or engaging in a business combination or any other strategic transaction with WellChoice. We express no opinion or recommendation as to how the shareholders of WellChoice should vote at any stockholders’ meetings to be held in connection with the Merger. It is understood that this opinion may not be disclosed or otherwise referred to without our prior written consent.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration is fair from a financial point of view to the holders of shares of WellChoice Common Stock (other than the holders of Excluded Shares and the holder of the Class B Common Stock).

Very truly yours,

LAZARD FRERES & CO. LLC

By:	/S/ KENNETH M. JACOBS
Kenneth M. Jacobs
Managing Director

APPENDIX D

FORM OF WELLCHOICE, INC. AFFILIATE LETTER

                 , 2005

WellPoint, Inc.

120 Monument Circle

Indianapolis, IN 46204

Ladies and Gentlemen:

I have been advised that, as of the date hereof, I may be deemed to be an “affiliate” of WellChoice, Inc., a Delaware corporation (the “Company”), as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). I have been further advised that pursuant to the terms of the Agreement and Plan of Merger, dated as of September 27, 2005 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), among WellPoint, Inc., an Indiana corporation (“Purchaser”), WellPoint Holding Corp., a Delaware corporation (“Merger Sub”), and the Company, the Company will be merged with and into Merger Sub (the “Merger”), unless the Reverse Merger Election is made. Capitalized terms used herein but not defined shall have the respective meanings ascribed to such terms in the Merger Agreement.

I further understand that as a result of the Merger, I may receive common stock of Purchaser (the “Purchaser Common Stock”) in exchange for shares of common stock of the Company.

I have carefully read this letter and reviewed the Merger Agreement and discussed their requirements and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of Purchaser Common Stock, to the extent I felt necessary, with my counsel or counsel for the Company. I represent, warrant and covenant with and to Purchaser that in the event I receive any Purchaser Common Stock as a result of the Merger:

1. I will not make any sale, transfer, or other disposition of such Purchaser Common Stock unless (a) such sale, transfer or other disposition has been registered under the Securities Act, (b) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145 under the Securities Act, or (c) in the opinion of counsel in form and substance reasonably satisfactory to Purchaser, or under a “no-action” letter obtained by me from the staff of the Commission, such sale, transfer or other disposition will not violate or is otherwise exempt from registration under the Securities Act.

2. I understand that Purchaser is under no obligation to register the sale, transfer or other disposition of shares of Purchaser Common Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available, except the obligation to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as more fully described below.

3. I understand that stop transfer instructions will be given to Purchaser’s transfer agent with respect to the shares of Purchaser Common Stock issued to me as a result of the Merger and that there will be placed on the certificates for such shares, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF A LETTER AGREEMENT BETWEEN THE REGISTERED HOLDER HEREOF AND WELLPOINT, INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF WELLPOINT, INC.”

4. I understand that, unless transfer by me of the Purchaser Common Stock issued to me as a result of the Merger has been registered under the Securities Act or such transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, Purchaser reserves the right, in its sole discretion, to place the following legend on the certificates issued to my transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

I understand and agree that the legends set forth in paragraph 3 or 4 above, as the case may be, will be removed by delivery of substitute certificates without such legend if I deliver to Purchaser (a) a copy of a “no-action” letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to Purchaser, to the effect that such legend is not required for purposes of the Securities Act, or (b) evidence or representations reasonably satisfactory to Purchaser that Purchaser Common Stock represented by such certificates is being or has been sold in conformity with the provisions of Rule 145(d).

By its acceptance hereof, Purchaser agrees, for a period of two years after the Effective Time, that it will file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, so that the public information provisions of Rule 144(c) promulgated under the Securities Act are satisfied and the resale provisions of Rule 145(d)(1) and (2) promulgated under the Securities Act are therefore available to me in the event I desire to transfer any Purchaser Common Stock issued to me in the Merger.

By signing this letter agreement, without limiting or abrogating the agreements that I have made as set forth above, I do not admit that I am an “affiliate” of the Company within the meaning of the Securities Act or the rules and regulations promulgated thereunder, and I do not waive any right that I may have to object to any assertion that I am an affiliate.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

Name:

Accepted this      day

of                     , 2005 by

WELLPOINT, INC.

By:
Name:
Title:

D-2

APPENDIX E

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

APPRAISAL RIGHTS

262 APPRAISAL RIGHTS.—(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Indiana Business Corporation Law (which is referred to in this proxy statement/prospectus as the IBCL) provides that a corporation, unless limited by its articles of incorporation, is required to indemnify its directors and officers against reasonable expenses incurred in the successful defense of any proceeding arising out of their serving as a director or officer of the corporation.

As permitted by the IBCL, WellPoint’s articles of incorporation provide for indemnification of directors, officers, employees and agents of WellPoint against any and all liability and reasonable expense that may be incurred by them, arising out of any claim or action, civil, criminal, administrative or investigative, in which they may become involved by reason of being or having been a director, officer, employee or agent. To be entitled to indemnification, those persons must have been wholly successful in the claim or action or the board of directors must have determined, based upon a written finding of legal counsel or another independent referee, or a court of competent jurisdiction must have determined, that such persons acted in good faith in what they reasonably believed to be the best interest of WellPoint (or at least not opposed to its best interests) and, in addition, in any criminal action, had reasonable cause to believe their conduct was lawful (or had no reasonable cause to believe that their conduct was unlawful). The articles of incorporation authorize WellPoint to advance funds for expenses to an indemnified person, but only upon receipt of an undertaking that he or she will repay the same if it is ultimately determined that such party is not entitled to indemnification.

The rights of indemnification provided by the articles of incorporation of WellPoint are not exhaustive and are in addition to any rights to which a director or officer may otherwise be entitled by contract or as a matter of law. Irrespective of the provisions of the articles of incorporation of WellPoint, WellPoint may, at any time and from time to time, indemnify directors, officers, employees and other persons to the full extent permitted by the provisions of applicable law at the time in effect, whether on account of past or future transactions.

In addition, WellPoint has obtained a directors’ and officers’ liability and company reimbursement policy that insures against certain liabilities under the Securities Act, subject to applicable retentions.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits

The list of exhibits is incorporated herein by reference to the Exhibit Index beginning on page E-1.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding; or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on November 21, 2005.

WELLPOINT, INC.

By:	/s/ LARRY C. GLASSCOCK
Larry C. Glasscock
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ LARRY C. GLASSCOCK Larry C. Glasscock	President, Chief Executive Officer and Director (Principal Executive Officer)	November 21, 2005

/s/ DAVID C. COLBY David C. Colby	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 21, 2005

/s/ WAYNE S. DEVEYDT Wayne S. DeVeydt	Senior Vice President and Chief Accounting Officer (Chief Accounting Officer)	November 21, 2005

* Leonard D. Schaeffer	Chairman of the Board of Directors	November 21, 2005

* Lenox D. Baker, Jr., M.D.	Director	November 21, 2005

* Susan B. Bayh	Director	November 21, 2005

* Sheila P. Burke	Director	November 21, 2005

* William H. T. Bush	Director	November 21, 2005

* Julie A. Hill	Director	November 21, 2005

Signature	Title	Date

* Warren Y. Jobe	Director	November 21, 2005

* Victor S. Liss	Director	November 21, 2005

* L. Ben Lytle	Director	November 21, 2005

* William G. Mays	Director	November 21, 2005

* Ramiro G. Peru	Director	November 21, 2005

* Jane G. Pisano	Director	November 21, 2005

* Senator Donald W. Riegle, Jr.	Director	November 21, 2005

* William J. Ryan	Director	November 21, 2005

* George A. Schaefer, Jr.	Director	November 21, 2005

* Jackie M. Ward	Director	November 21, 2005

The undersigned, by signing his name hereto, does hereby execute this amendment to the registration statement on behalf of the directors of WellPoint listed above pursuant to the Powers of Attorney previously filed with the Securities and Exchange Commission.

*By:	/s/ DAVID C. COLBY David C. Colby Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Document
2.1	Plan of Conversion to a Stock Insurance Company, proposed by the Board of Directors of Anthem Insurance Companies, Inc. on June 18, 2001, incorporated by reference to Exhibit 2.1 to WellPoint’s (f/k/a Anthem, Inc.) Registration Statement on Form S-1 (Registration No. 333-67714).

2.2	Amended and Restated Agreement and Plan of Merger, effective as of October 26, 2003, among WellPoint (f/k/a Anthem, Inc.), Anthem Holding Corp. and WellPoint Health Networks Inc., incorporated by reference to Appendix A to WellPoint’s Registration Statement on Form S-4 (Registration No. 333-110830) (exhibits thereto will be furnished supplementally to the Securities and Exchange Commission upon request).

2.3	Agreement and Plan of Merger, dated as of September 27, 2005, among WellPoint, WellPoint Holding Corp. and WellChoice (included as Appendix A to the Proxy Statement/Prospectus which forms a part of this Registration Statement).

2.4	Voting Agreement, dated as of September 27, 2005, by and between WellPoint and The New York Public Asset Fund (included as Appendix B to the Proxy Statement/Prospectus which forms a part of this Registration Statement).

4.1	Specimen of Certificate of WellPoint’s (f/k/a Anthem, Inc.) common stock, $0.01 par value per share, incorporated by reference to Exhibit 4.1 to WellPoint’s Registration Statement on Form S-8 (Registration No. 333-120851).

4.2	Indenture, dated as of November 2, 2001, by and between WellPoint (f/k/a Anthem, Inc.) and The Bank of New York, as trustee, regarding subordinated debentures, incorporated by reference to Exhibit 4.3 to WellPoint’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(a) First Supplemental Indenture, dated as of November 2, 2001, between WellPoint (f/k/a Anthem, Inc.) and The Bank of New York, as trustee, establishing 5.95% Subordinated Debentures due 2006, incorporated by reference to Exhibit 4.4 to WellPoint’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(b) Purchase Contract Agreement, dated as of November 2, 2001, between WellPoint (f/k/a Anthem, Inc.) and The Bank of New York, as purchase contract agent, relating to the 5.95% Subordinated Debentures due 2006, incorporated by reference to Exhibit 4.5 to WellPoint’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(c) Pledge Agreement, dated as of November 2, 2001, among WellPoint (f/k/a Anthem, Inc.), The Chase Manhattan Bank, as collateral agent, custodial agent and securities intermediary, and The Bank of New York, as purchase contract agent, relating to the 5.95% Subordinated Debentures due 2006, incorporated by reference to Exhibit 4.6 to WellPoint’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(d) Form of 5.95% Subordinated Debenture due 2006 (Included in Exhibit 4.4(a)), incorporated by reference to Exhibit 4.6 to WellPoint’s (f/k/a Anthem, Inc.) Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(e) Form of Normal Units Certificate relating to the 5.95% Subordinated Debentures due 2006 (Included in Exhibit 4.4(c)), incorporated by reference to Exhibit 4.6 to WellPoint’s (f/k/a Anthem, Inc.) Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(f) Form of Stripped Units Certificate relating to the 5.95% Subordinated Debentures due 2006 (Included in Exhibit 4.4(c)), incorporated by reference to Exhibit 4.6 to WellPoint’s (f/k/a Anthem, Inc.) Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(g) Form of Remarketing Agreement, incorporated by reference to Exhibit 4.10 to WellPoint’s (f/k/a Anthem, Inc.) Registration Statement on Form S-1 (Registration No. 333-70566).

Exhibit Number	Document
4.3	Indenture, dated as of July 31, 2002, between WellPoint (f/k/a Anthem, Inc.) and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.13 to WellPoint’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(a) First Supplemental Indenture, dated as of July 31, 2002, between WellPoint (f/k/a Anthem, Inc.) and The Bank of New York, Trustee, establishing 4.875% Notes due 2005 and 6.800% Notes due 2012, incorporated by reference to Exhibit 4.14 to WellPoint’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(b) Form of 4.875% Note due 2005 (Included in Exhibit 4.5(a)), incorporated by reference to Exhibit 4.14 to WellPoint’s (f/k/a Anthem, Inc.) Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(c) Form of 6.800% Note due 2012 (Included in Exhibit 4.5(a)), incorporated by reference to Exhibit 4.14 to WellPoint’s (f/k/a Anthem, Inc.) Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

4.4	Form of Subordinated Note Indenture by and between WellPoint (f/k/a Anthem, Inc.) and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.17 to WellPoint’s Registration Statement on Form S-3 (Registration No. 333-101969).

4.5	Commercial Paper Dealer Agreement, dated as of March 11, 2003, among WellPoint (f/k/a Anthem, Inc.), as Issuer, and J.P. Morgan Securities Inc., Banc of America Securities LLC and Salomon Smith Barney Inc., each as Dealer, incorporated by reference to Exhibit 4.18 to WellPoint’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

(a) Issuing and Paying Agency Agreement, dated as of March 11, 2003, by and between WellPoint (f/k/a Anthem, Inc.) and JPMorgan Chase Bank, incorporated by reference to Exhibit 4.19 to WellPoint’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

4.6	Senior Note Indenture, dated as of December 31, 2002, between WellPoint (f/k/a Anthem, Inc.) and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.16 to WellPoint’s Current Report on Form 8-K filed on August 25, 2004.

(a) First Supplemental Indenture, dated as of August 27, 2004, between WellPoint (f/k/a Anthem, Inc.) and The Bank of New York, as trustee, establishing 3.50% Senior Notes due 2007, incorporated by reference to Exhibit 4.20 to WellPoint’s Current Report on Form 8-K filed on August 27, 2004.

(b) Form of 3.50% Senior Note due 2007 (included as Exhibit A in Exhibit 4.8(a)), incorporated by reference to Exhibit 4.20 to WellPoint’s Current Report on Form 8-K filed on August 27, 2004.

4.7	5-Year Credit Agreement, dated as of November 19, 2004, among WellPoint (f/k/a Anthem, Inc.), as the Borrower; Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer; the other Lenders party thereto; JPMorgan Chase Bank, as Syndication Agent; UBC Loan Finance LLC and Williams Street Commitment Corporation, as Co-Documentation Agents; and Banc of America Securities LLC and J.P.Morgan Securities Inc., as Joint Lead Arrangers and Joint Book Managers, incorporated by reference to Exhibit 10.2 to WellPoint’s Current Report on Form 8-K filed on November 24, 2004.

4.8	364-Day Credit Agreement, dated as of November 19, 2004, among WellPoint (f/k/a Anthem, Inc.), as the Borrower; Bank of America, N.A., as Administrative Agent; the other Lenders party thereto; JPMorgan Chase Bank, as Syndication Agent; UBS Loan Finance LLC and Williams Street Commitment Corporation, as Co-Documentation Agents; and Banc of America Securities LLC and J.P.Morgan Securities Inc., as Joint Lead Arrangers and Joint Book Managers, incorporated by reference to Exhibit 10.1 to WellPoint’s Current Report on Form 8-K filed on November 24, 2004.

Exhibit Number	Document
4.9	Amended and Restated Indenture, dated as of June 8, 2001, by and between WellPoint Health Networks Inc. (as predecessor by merger to Anthem Holding Corp., “WellPoint Health”) and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.3 to WellPoint Health’s Current Report on Form 8-K filed on June 12, 2001 (File No. 001-13083).

(a) First Supplemental Indenture, dated as of November 30, 2004, between Anthem Holding Corp. and The Bank of New York, as trustee, incorporated by reference to Exhibit 4.11(a) to WellPoint’s Annual Report on Form 10-K filed on March 14, 2005..

(b) Form of Note evidencing WellPoint Health’s 6 3/8% Notes due 2006, incorporated by reference to Exhibit 4.1 to WellPoint Health’s Current Report on Form 8-K filed on June 14, 2001 (File No. 001-13083).

(c) Form of Note evidencing WellPoint Health’s 6 3/8% Notes due 2012, incorporated by reference to Exhibit 4.1 to WellPoint Health’s Current Report on Form 8-K filed on January 16, 2002 (File No. 001-13083).

4.10	Indenture, dated as of December 9, 2004, between WellPoint and The Bank of New York Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to WellPoint’s Current Report on Form 8-K filed on December 15, 2004.

(a) Registration Rights Agreement, dated as of December 9, 2004, among WellPoint, Banc of America Securities LLC, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and UBS Securities LLC, incorporated by reference to Exhibit 4.2 to WellPoint’s Current Report on Form 8-K filed on December 15, 2004.

4.11	Upon the request of the Securities and Exchange Commission, WellPoint will furnish copies of any other instruments defining the rights of holders of long-term debt of WellPoint or its subsidiaries.

5	Opinion of White & Case LLP regarding the validity of the shares of WellPoint common stock registered hereunder.*

8.1	Tax Opinion of White & Case LLP.

8.2	Tax Opinion of Gibson Dunn & Crutcher LLP.

15	Acknowledgement of Independent Registered Public Accounting Firm.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of White & Case LLP (contained in Exhibit 5).*

23.4	Consent of White & Case LLP (contained in Exhibit 8.1).

23.5	Consent of Gibson Dunn & Crutcher LLP (contained in Exhibit 8.2).

24	Power of Attorney.*

99.1	Form of Proxy Card of WellChoice, Inc.

99.2	Consent of Lazard Frères & Co.

* Previously filed.